RECEIVED

2007 JUL 23 P 12:44

07025479

Bank of Cyprus Group

Investor Relations
P.O.Box 24884
1398 Nicosia, Cyprus

Telephone: (+357) 2288 1740
Telefax : (+357) 2233 6258
E-mail : investors@bankofcyprus.com

Direct Banking: 800.00.800, (++357) 2284 8000
Web address: www.bankofcyprus.com

Rule 12g3-2(b) File No.082-34996

13 July 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
U.S.A

SUPPL

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Attention: Office of International Corporate Finance

Bank of Cyprus Public Company Limited
<u>Rule 12g3-2(b) File No. 082-34996</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Bank of Cyprus Public Company Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

p.p.

Yiannis Kypri
Company Secretary

dw 7/25

Enclosures:

Annex A: Description and Copies of Documents Made Public, Publicly Filed or Distributed during the period 1 May 2007 to 30 June 2007 and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Description of Documents Made Public, Publicly Filed or Distributed Since 1 May 2007 to 30 June 2007

and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Note: All references to Group, Bank of Cyprus, the Bank refer to Bank of Cyprus Public Company Ltd.

I. Press Releases

Day/Mth/Year	Announcement
27 Jun 2007	Introduction for trading of new shares which have resulted from the exercise of Share Options
21 Jun 2007	Successful completion of Senior Debt Issue
20 Jun 2007	Dividend Reinvestment Price
19 Jun 2007	Issue of Senior Debt
07 Jun 2007	Payment of final dividend
07 Jun 2007	License for banking operations in Russia obtained
06 Jun 2007	Resolutions of the AGM and Board of Directors Meeting held on 6 June 2006
31 May 2007	Increase of the size of the EMTN and ECP Programmes
25 May 2007	Shareholders say no to Marfin Popular Bank
22 May 2007	Bank of Cyprus acquires shareholding in Interfund Investments PLC
21 May 2007	Introduction for trading of new shares which have resulted from the exercise of Share Options
11 May 2007	Deduction of Defence Fund Contribution from Dividends and Dividend Reinvestment Plan
10 May 2007	Change of members of the Board of Directors
10 May 2007	Group Financial Results for the Quarter ended 31 March 2007
03 May 2007	Revised Notice of Annual General Meeting and Letter to the Shareholders detailing the Bank of Cyprus position to Marfin Popular Bank's proposal
02 May 2007	Public Offer of Bank of Cyprus Public Company Ltd to the shareholders of Cytrustees Investment Public Company Ltd

II. Financial Results

Day/Mth/Year	Description
10 May 2007	Financial Statements for the three months ended 31 March 2007
11 May 2007	Financial Data and Information for the Quarter ended 31 March 2007 (in Euros)

III. Prospectus/ Information Memorandum

Day/Mth/Year	Description
29 June 2007	Information document dd 29/06/2007 relating to the listing of 3.770.178 new shares resulting from the reinvestment of dividends
29 May 2007	Information document dd 29/05/2007 relating to the offer of shares under the Dividend Reinvestment Plan
12 June 2007	Information document dd 12/06/2007 relating to the listing of 753.177 new shares resulting from the exercise of options
4 June 2007	EMTN Prospectus June 2007
21 May 2007	Information document dd 11/05/2007 relating to the listing of 3.167.241 new shares resulting from the exercise of options

IV. Annual Reports

Day/Mth/Year	Description
26 April 2007	Annual Report 2006

V. Presentations

Day/Mth/Year	Description
10 May 2007	Presentation of Group Financial Results for the Quarter ended 31 March 2007

VI. Filings with the Registrar of Companies

Day/Mth/Year	Description (documentation is filed in Greek)
23 May 2007	Allotment of 5.000 shares
23 May 2007	Allotment of 3.162.241 shares
23 May 2007	Allotment of 43.650 shares

VII. Related Party Transactions

Date (of transaction)	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor (see note 1)	Quantity	Price (Euro) (see Note 2)	Total (Euro)
30 April 2007	Yiannis Kypris	Exercise of options	-	5.000	4,32	21.600
30 April 2007	Athos Hadjimitsis	Exercise of options	-	1.100	3,70	4.070
30 April 2007	Athos Hadjimitsis	Exercise of options	-	900	3,26	2.934
14 May 2007	Nicolas Karydas	Exercise of options	-	3.000	3,70	11.100
17 May 2007	Costas Hadjipapas	Exercise of options	-	1.500	3,70	5.550
23 May 2007	Yiangos Sivitanides	Exercise of options	-	2.500	3,70	9.250
23 May 2007	Yiangos Sivitanides	Exercise of options	-	1.700	3,26	5.542
23 May 2007	Djakouris Antonis	Exercise of options	-	3.000	3,26	9.780
23 May 2007	Djakouris Antonis	Exercise of options	-	3.000	3,70	11.100
23 May 2007	Djakouris Antonis	Exercise of options	-	3.000	3,26	9.780
22 May 2007	Andreas Eliades	Exercise of options	-	5.000	4,32	21.600
23 May 2007	Costantinos Vasilakopoulos	Exercise of options	-	3.000	3,70	11.100
29 May 2007	Eurolife	SELL	Athex	400.000	12,9800	5.192.000
30 May 2007	Tseriotou Pandora	transfer	CSE	15.195	12,96	196.927
30 May 2007	Tseriotou Pandora	transfer	CSE	15.194	12,96	196.914
30 May 2007	Vasos Shiarly	Exercise of options	-	3.000	3,70	11.100
30 May 2007	Charilaos Stavrakis	Exercise of options	-	3.000	3,26	9.780
30 May 2007	Charilaos Stavrakis	Exercise of options	-	5.000	4,32	21.600

Note 1:
CSE Cyprus Stock Exchange
ATHEX Athens Stock Exchange

Note 2: Exercise of Options is in Cyprus pounds.

Press Releases

Rule 12g3-2(b) File No.082-34996

Bank of Cyprus Group

Announcement

REVISED NOTICE OF ANNUAL GENERAL MEETING AND LETTER BY BANK OF CYPRUS TO ITS SHAREHOLDERS RELATING TO BANK OF CYPRUS' POSITION ON MARFIN POPULAR BANK'S PROPOSED RESOLUTION

Nicosia, 3 May 2007

We hereby attach the revised Notice of the Annual General Meeting of the shareholders of Bank of Cyprus which has been mailed to the Bank's shareholders, as well as a letter which sets out in detail the Bank's official position relating to the proposed resolution by our shareholder and competitor Marfin Popular Bank.

The Board of Directors and the Executive Management of Bank of Cyprus recommend the categorical rejection of the resolution proposed by Marfin Popular Bank, as they consider that it can be clearly proved that it is not for the benefit of our shareholders, our employees, our customers and the economy in general.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. The Bank will soon operate its first branch in Romania. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

REVISED
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Bank of Cyprus Public Company Ltd ("the Company") will be held at the **International Conference Centre**, Nicosia, Cyprus, on **Wednesday, 6 June 2007 at 4.30 p.m.**, to transact the following business:

NORMAL BUSINESS:

1. To receive and consider the Directors' report and the financial statements of the Company for the year 2006 and approve the proposed dividend.

2. To elect members of the Board of Directors.

3. To fix the remuneration of the members of the Board of Directors.

4. To re-appoint the auditors and authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS:

On 19 April 2007, the resolution below was proposed for consideration at the Annual General Meeting of the Company by the Company's shareholder Marfin Popular Bank Public Co Ltd, who at that date held approximately 8,19% of the Company's total share capital, pursuant to article 134 of the Companies Law of the Republic of Cyprus:

Ordinary resolution:
«Instructions and authorisation of the Board of Directors to elaborate and discuss with Marfin Popular Bank Public Co Ltd the terms and sectors for a strategic cooperation between the two banks in order to generate synergies for the benefit of the shareholders of the two banks.»

Y. Kypri
Secretary

26 April 2007

Notes:

(a) The record date for determining the right to vote at the Annual General Meeting is 30th May 2007. Transactions which will be taking place on 31st May 2007 and thereafter will not be considered in determining the right to vote at the Annual General Meeting. Shareholders who have their shares registered on the Dematerialised Securities System of the Central Securities Depository in Greece, do not need to block their shares in order to vote and/or be represented at the Annual General Meeting.

(b) A member entitled to attend and vote at the Annual General Meeting, is entitled to appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company, 51 Stassinos Street, Ayia Paraskevi, Strovolos, 2002 Nicosia, at least 48 hours before the time of the Meeting.

(c) Shareholders and/or their proxies who are going to attend the Meeting are requested to carry with them their identity card or other proof of identification.

(d) At the meeting of the Board of Directors of the Company held on 7 February 2007, decided to propose Monday, 11 June 2007 as the ex-dividend date. The dividend, subject to the approval of the Annual General Meeting, will be paid to the eligible shareholders on Tuesday, 26 June 2007.

POSITION OF BANK OF CYPRUS REGARDING MARFIN POPULAR BANK'S PROPOSAL

26 April 2007

Dear Shareholders,

We are pleased to enclose the Notice of the Annual General Meeting of the shareholders, which will take place on 6 June 2007 at the International Conference Centre in Nicosia. We have posted to you in a separate envelope the Bank of Cyprus Group Annual Report for 2006. The Annual Report includes extensive and detailed information on the particularly successful course of the Bank in 2006 and its expansion initiatives, the aim of which is to create added value for you, the shareholders.

You will notice that the Agenda of the Annual General Meeting includes, amongst others, a proposed resolution by our shareholder and competitor, Marfin Popular Bank (the Proposed Resolution), which instructs the Bank of Cyprus Board of Directors to elaborate and discuss with Marfin Popular Bank the terms of collaboration, aiming at a merger of the international operations of the two banks in the immediate future, and a full merger of the two banks in the distant future, when the right market conditions are created.

The Board of Directors and the Executive Management of the Bank of Cyprus recommend the **categorical rejection** of Marfin Popular Bank's (MPB or Marfin) proposal, since they consider that it can be clearly proved that the proposal is not for the benefit of our shareholders, our employees, our customers and the economy in general. The basis for rejecting MPB's proposal is simple: **No benefit, huge risks**. A possible acceptance of MPB's proposal would lead to endless discussions and the derailment of our Bank's certain and steadily growing development, with the sole aim of enabling MPB's shareholders to share the benefits which you are enjoying today.

In particular, the **basic reasons for rejecting Marfin's proposal** are:

1. MARFIN'S INTENTION IS THE CONTROL OF BANK OF CYPRUS

MPB's proposal does not contain even the slightest benefit for Bank of Cyprus shareholders. On the contrary, in reality, it is a veiled attempt to acquire Bank of Cyprus in stages without paying you any consideration. We would like to remind you that just last January, MPB attempted to acquire Bank of Cyprus for just €10 per share – not in cash but instead entirely in MPB shares. It should be noted that the target price of our share in the next year, according to four international investment houses, is estimated to be €15 on average. Any one of you can quickly calculate the consequences, if Marfin had succeeded then. Now Marfin returns, only to come through the "back door". It is worth reminding that when the Securities and Exchange Commission deemed invalid Marfin's public tender

offer to acquire Bank of Cyprus last January, Mr Vgenopoulos declared that Marfin's attempt would succeed in either X,Y or Z way at either X,Y or Z time.

2. INTERNATIONAL OPERATIONS-THE SPEARHEAD OF OUR DEVELOPMENT

The international operations of Bank of Cyprus are the focus of our competitor's interest: the particularly profitable network in Greece, the network that is being established in Romania and our banking infrastructure in Russia with a significant number of Russian corporate clients. Bank of Cyprus' international network is already profitable and will continue its profitable course. MPB's international banking activities have a low return. International operations are the driving force behind our Bank's future growth and will represent 70% of our total operations in the next five-years, constituting the source of added value for you, the shareholders. Of course, it is not in your interests to hand over the source of further added value for your share to Bank of Cyprus' main competitor. Why should you just give away the anticipated benefits?

3. OUR STRATEGIC PLAN IN JEOPARDY

The acceptance of Marfin Popular Bank's proposal automatically jeopardises the execution of Bank of Cyprus' strategic plan, which provides for a substantial increase in profits. The risk would be particularly great in Greece, where MPB comprises a number of banking/investment companies which have not yet been integrated between them. Apart from this, the additional necessary and time-consuming work to merge this situation with Bank of Cyprus' successful network will lead to long-term introversion, reduced growth rates and obviously reduced profits for you, in comparison to those which Bank of Cyprus is already achieving on its own.

4. UNREALISTIC CALCULATIONS REGARDING SYNERGIES

MPB's estimates regarding synergies are described, as you will discover, in its own proposal as **"preliminary estimates"** and the profits promised as **"likely"**. By way of an *indication*, we would like to mention that the promised cumulative synergies of €236 million in the third year of the application of the merger plan of international operations are totally misleading. Our own estimates are in complete contrast to these. This amount represents 95% of the operating costs of Bank of Cyprus' international activities!! In reality, the possible benefits, if they exist at all, will be minor and they will not compensate for the broader risks involved in accepting the proposal.

5. DIAMETRICALLY OPPOSED PHILOSOPHY AND STRATEGY

A key prerequisite for talks regarding a merger proposal is the existence of compatible strategies, common perceptions and philosophy and a reliable and steady course. In MPB's case, none of these exist. MPB has been following an aggressive, opportunistic and continuously changing strategy by initially announcing irregular public tender offers for the acquisition of two banks, subsequently adopting back-off tactics and now clandestinely undertaking to acquire Bank of Cyprus on the cheap, despite declarations to the contrary made by Marfin's Managing Director just a few weeks prior to this.

Nowhere in the world does there exist the precedent of a merger of the international activities of two banks and a competitive position between them on their main market! How is it possible to merge 70% of our activities and continue to be competitors in the other 30%.

Dear Shareholders,

Bank of Cyprus belongs to you. Take your own interests into account, far removed from impressive, but dangerously vague promises and grandiose but confused plans. The interests of our 8% shareholder and main competitor ARE NOT equal or alike the interests of the overwhelming majority of our shareholders.

The Board of Directors and Executive Management of Bank of Cyprus have examined all aspects of Marfin Popular Bank in great depth and we have evaluated its strategy and real intentions.

We hereby request that you attend or be represented at the Annual General Meeting on 6 June 2007 and that you reject Marfin Popular Bank's proposal.

We hereby ask you to safeguard the continuation of Bank of Cyprus' successful course, which over the last few years has been creating ever greater value for you, our shareholders.

We hereby ask you to complete the enclosed Form of Proxy with regard to the Annual General Meeting, authorising the Chairman of the Annual General Meeting to vote on your behalf at the Meeting. The Form of Proxy should be signed and returned to us in the reply-paid envelope which is enclosed for this purpose. Completion and return of the Form of Proxy by no means deprives you of the right to attend the Annual General Meeting and to vote in person, should you wish to do so. If you attend in person, the proxy appointment will automatically become null and void.

Eleftherios P. Ioannou
Bank of Cyprus Group
Chairman

Andreas Eliades
Bank of Cyprus Group
Chief Executive Officer

Bank of Cyprus Group

Announcement

PUBLIC OFFER BY BANK OF CYPRUS PUBLIC COMPANY LTD TO THE SHAREHOLDERS OF CYTRUSTEES INVESTMENT PUBLIC COMPANY LTD

Nicosia, 2 May 2007

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Public Company Limited (Bank of Cyprus, or Offeror) announces that its Public Offer to the shareholders of Cytrustees Investment Public Company Limited (Cytrustees or theTarget company) for acquiring up to 50% plus 1 share in Cytrustees, as per the Offer Documents dated 3 January 2007 and 16 February 2007 (revised) has ended on 27th April 2007.

At the end of the Acceptance period a total of 334 Acceptance forms have been received validly and on time, for a total number of 7,8 m Cytrustees shares representing 32,36% of Cytrustees share capital. Eurolife Ltd, a subsidiary of the Offeror, has accepted the Public Offer.

Pursuant to the terms of the Public Offer "*in the event that the offered shares of the Target company exceed 50% plus 1 share, then the Offeror will accept the offered shares on a pro rata basis so as the Offeror ends to hold directly and indirectly through its subsidiary Eurolife Ltd a total stake of 50% plus 1 share of Cytrustees share capital, and all accepting shareholders will be treated equally*". Based on the number of shares held directly and indirectly (through its subsidiary Eurolife) by the Offeror at the end of the Public Offer of 7,9m shares (32,73%), a total of 17,27% of Cytrustees share capital will be accepted by the Offeror from the Accepting shareholders.

With this percentage stake being added to the percentage stake already held by the Offeror at the end of the Acceptance period, the Offeror will end up holding a 50% plus 1 share of the Target company.

Based on the received Acceptance forms and assuming that all acceptance forms are approved by the Cyprus Stock Exchange for transferring the shares to the Offeror, the Offeror will accept approximately 68,12% of the shares offered by the Accepting shareholders of Cytrustees. Eurolife Ltd, which has also accepted the Public Offer will be treated similarly with all other Accepting shareholders as to the accepting percentage of the shares offered to the Offeror.

After a relevant request of the Cyprus Stock Exchange the consideration of the Public Offer to all accepting shareholders of Cytrustees of €2,45 per share will be paid in Cyprus Pounds. Based on the fixing rate that was determined in a meeting of the Banks on 27 April 2007 (last date of the Acceptance period) the consideration of €2,45 per share is estimated at £1,4261 and this is the price in Cyprus pounds that will be paid to accepted shareholders of Cytrustees by Bank of Cyprus.

The consideration of the Public Offer will be paid to all Accepting shareholders within 14 working days from the end of the Acceptance period, by posting the relevant cheques to the entitled Accepting shareholders.

Bank of Cyprus will like to thank Cytrustees' shareholders for their response to the Public Offer.

Bank of Cyprus Group

Announcement

Group Financial Results
for the Quarter ended 31 March 2007

- Spectacular increase in profits of 67%
  - C£62 mn (€107 mn) profit after tax
  - Record high return on equity (26,6%) and all-time low cost to income ratio (44,0%)
- Significant improvement to 5,0% of the ratio of non-performing loans to total loans in the first quarter against 8,6% in the first quarter 2006

Nicosia, 10 May 2007

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15,22 bn (€26,21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

On the occasion of the announcement of the financial results of the Group, the Chairman of the Board of Directors and the Group Chief Executive Officer made the following statements:

«During the first quarter of 2007, we have achieved exceptional growth and returns at record high levels. With a clear strategy and high profitability, we are expanding into new markets where we have a competitive advantage. We have proven year after year and quarter after quarter that we are in a position to continue creating value for our shareholders.»

Eleftherios P. Ioannou, Chairman of the Board of Directors

«In February 2007 we set targets for the three year period 2007-2009. The Group financial results to date prove that we can deliver on our promises. With profits of €107 mn in the first quarter 2007, return on equity of 26,6% and cost to income ratio of 44,0% we are continuing to implement our strategy for further significant rates of increase in volumes and profits.»

Andreas Eliades, Group Chief Executive Officer

A. Summary of Results

Group profit after tax for the first quarter 2007 (1Q07) reached C£62 mn (€107 mn), recording an increase of 67% compared to the corresponding 2006 quarter. The Group's profit is primarily derived from core banking and insurance operations.

There was a significant improvement in all of the Group's performance indicators during 1Q07, with the return on equity increasing to 26,6% and the cost to income ratio improving to 44,0%. The fast growth rate of the Group's business in all the geographic markets that the Group operates and the positive development of the insurance operations contributed to the profitability improvement.

The efficient management of credit risk, building upon the revised procedures and systems implemented in the last two years, is delivering very positive results. The ratio of non-performing loans to total loans has improved from 5,6% only three months ago (31 December 2006) to 5,0% at 31 March 2007. This metric was 8,6% at 31 March 2006.

The main financial highlights of the Group for 1Q07 are set out below:

Table 1

Group Financial Highlights				
in € mn	**Change**	**1Q07**	1Q06	Year 2006
Profit before provisions	+33%	143	108	487
Profit before tax	+62%	124	76	387
Profit after tax	+67%	107	64	315
Earnings per Share	**+65%**	**19,3 cent**	**11,7 cent**	**57,5 cent**
Cost/Income	**-5,0 p.p.***	**44,0%**	**49,0%**	**46,7%**
Return on Equity	**+7,5 p.p.***	**26,6%**	**19,1%**	**21,7%**

* p.p. = percentage points, 1 percentage point = 1%

- Group profit after tax for 1Q07 reached C£62 mn (€107 mn) compared to C£37 mn (€64 mn) for the corresponding 2006 quarter, recording an increase of 67%.
- The Group return on equity increased substantially to 26,6% compared to 19,1% for the first quarter 2006 (1Q06).
- The cost to income ratio improved to 44,0% compared to 49,0% for 1Q06.
- The above results reflect the positive effect of the steps taken to:

- Increase business volumes (22% in loans and 21% in deposits).
- Increase net interest income by 28%.
- Increase fee and commission income by 21%.
- Increase income from insurance operations by 10%.
- Control cost growth, despite rapid expansion of business volumes (9% annual rate of increase in total expenses).
- Enhance credit risk management, thus decreasing of the annual provision charge to *0,5% of total loans.*

- The improvement in the profitability of the Group's Cyprus operations is spectacular. Profit after tax increased by 72% to C£47 mn (€82 mn).

- The profitability of the Greek operations also registered a significant increase with profit after tax increasing by 50% to reach C£12 mn (€21 mn) and the return on equity increasing to 16,7% from 13,4% for 1Q06.

Graph 1

Evolution of indicators



Return on Equity
11,9%
21,7%
26,6%
2005
2006
1Q2007
Cost/ Income
56,7%
46,7%
44,0%
2005
2006
1Q2007

Graph 2

Evolution of non performing loans (NPLs)

NPL ratio (NPLs/Total loans)


9,3%
8,8%
8,1%
6,6
5,6%
5,0%
01.01
31.03
30.06
30.0
31.12
31.03
2006
-2007-

Coverage ratio (Provisions/NPLs)


43%
47%
50%
60
66%
72%
01.01
31.03
30.06
30.(9
31.12
31.03
2006
-2007-

B. Prospects

The Group is focused on the implementation of its strategy of autonomous growth and further significant growth rates in volumes and profits. Based on the Group financial results to date, the indications for their further development, as well as the current conditions in the markets in which the Group operates, the Group reconfirms its confidence in achieving the ambitious targets which were announced in February 2007:

- Increase in profit after tax for 2007 to €415 mn (31% increase).
- Increase of return on equity to more than 25% by 2009.
- Improvement of the cost to income ratio to 40% by 2009.
- Annual growth rate of profit after tax of over 25% for the three year period 2007-2009.
- Reduction of the non-performing loans ratio to below 4,0% by 2009.

In parallel, the Group is successfully implementing its expansion strategy into new markets where it has comparative advantages. In particular, the Group's leasing subsidiary in Romania has been operational since March 2007. At the same time, the infrastructure for the provision of banking services in Romania and Russia has been substantially completed. It is expected that the operations of the banking units in these two countries will commence soon. The initial indications of our presence in the two countries are very encouraging.

C. Financial Footings

Table 2

Analysis of Loans and Deposits by Geographic Sector								
in € mn	Group		Cyprus		Greece		Other countries	
	annual ±%	31.03.07	annual ±%	31.03.07	annual ±%	31.03.07	annual ±%	31.03.07
Loans *Contribution*	+22%	16.111	+23%	7.771 *48%*	+20%	6.806 *42%*	+24%	1.534 *10%*
Deposits *Contribution*	+21%	21.556	+20%	12.181 *56%*	+21%	7.940 *37%*	+24%	1.435 *7%*

C.1 Group Loans

The Group's loans reached C£9,36 bn (€16,11 bn) at 31 March 2007, recording an annual increase of 22%.

C.1.1 Loans in Cyprus

The Group has increased its market share in total loans of commercial banks and credit cooperatives in Cyprus, to 27,4% in March 2007, compared to 25,7% in March 2006, an increase of 1,7 percentage points. The continuous increase in our market share is the result of Bank of Cyprus' leading brand name and distribution network and the effective marketing campaigns focusing on the retail lending sector and specifically mortgage lending. The Group's market share in total loans, including those of the international banking units, was 23,9% in March 2007.

The Group's total loans in Cyprus at 31 March 2007 amounted to C£4,51 bn (€7,77 bn), recording an annual increase of 23%.

C.1.2 Loans in Greece

In Greece, the annual rate of increase in the Group's loans reached 20%, a growth rate greater than the corresponding rate for the Greek banking system. The Group's Greek loan portfolio increased to C£3,95 bn (€6,81 bn) at 31 March 2007 and the market share stood at 3,7% in January 2007 (latest available data).

C.1.3 Loans in Other Countries

At 31 March 2007, Group loans in the United Kingdom and Australia increased by 20% and 28%, reaching C£690 mn (€1,19 bn) and C£184 mn (€317 mn), respectively.

C.1.4 Loans by Customer Sector

The breakdown of the Group's loan portfolio in Cyprus and Greece into the three customer sectors is shown below. The Group's increasing penetration into the retail sectors of Cyprus and Greece as well as its strong presence in the small and medium-sized enterprises sector in Greece are noteworthy.

Table 3

Analysis of Loans by Customer Sector				
Percentage (%) of total loans	Cyprus		Greece	
	31.03.07	31.03.06	**31.03.07**	31.03.06
Corporate	47%	48%	22%	22%
Small and Medium-sized Enterprises (SMEs)	16%	16%	46%	48%
Retail	37%	36%	32%	30%
Total	100%	100,0%	100%	100%

C.1.5 Non-Performing Loans ("NPLs")

During 1Q07, the improvement in the quality of the Group's loan portfolio was exceptional and was the result of, among others:

- Collections of overdue amounts.
- Lower inflow of new NPLs as a result of improved credit risk control systems implemented by the Group over the past two years.

Specifically, the Group NPLs have declined by 29% since 31 March 2006. As at 31 March 2007, Group NPLs decreased to C£463 mn (€797 mn). The Group applies the stricter definition of NPLs which includes all loans in arrears for longer than three months (previously six months). In addition,

the NPL classification extends to all other loans of the customers who have a specific facility classified as non-performing.

The ratio of NPLs to total Group loans at 31 March 2007 was 5,0% compared to 8,6% at 31 March 2006 and 5,6% only three months ago (31.12.2006).

The coverage ratio (NPLs/provisions) increased to 72% as at 31 March 2007, compared to 47% one year ago. The remaining balance of NPLs is covered by tangible collateral.

The vast majority of non-performing loans relate to the Group's Cyprus operations with the relevant indicator improving to 7,3% at 31 March 2007 compared to 13,2% one year ago. It should be noted that in Cyprus, the long time required for the foreclosure of collateral, especially property, acts as an obstacle in the collection of overdue amounts. The potential harmonisation of the relevant legislation to European standards is expected to expedite the process of further decreasing non-performing loans.

The quality of the Group loan portfolio in Greece remains very good, despite the high growth rate of the loan portfolio. Using the stricter definition mentioned before, the Group's NPLs in Greece decreased to 3,4% of total loans at 31 March 2007, compared to 5,2% at 31 March 2006. This ratio compares favourably to the ratio of the Greek banking system (5,4% at 31 December 2006 as per Bank of Greece data).

C.2 Group Deposits

The Group's total deposits at 31 March 2007 reached C£12,52 bn (€21,56 bn), recording a 21% annual increase.

C.2.1 Deposits in Cyprus

In Cyprus, the annual rate of increase in Group deposits was 20%. Deposits in Cyprus amounted to C£7,07 bn (€12,18 bn) at 31 March 2007. The increase in deposits was accompanied by an increase in the deposit spread in Cyprus pounds (with reference to the base rate), having a positive impact on Group profitability. The Bank's market share of total deposits of commercial banks and credit cooperatives in Cyprus, for March 2007 amounted to 29,9%, compared to 29,7% for March 2006.

The Group's foreign currency deposits in Cyprus amounted to 58% of total deposits of the Cyprus operations with the Bank's market share among commercial banks and credit co-operatives maintained at the high level of 43%.

C.2.2 Deposits in Greece

Group deposits in Greece increased significantly at an annual rate of 21%, with total deposits reaching C£4,61 bn (€7,94 bn) at 31 March 2007. At the end of January 2007 (latest available data) the Group's market share in deposits in Greece stood at 3,8%. The increase in deposits was accompanied by an increase in the spread earned by the Group during the last twelve months, thereby having a positive impact on profitability.

C.2.3 Deposits in Other Countries

At 31 March 2007, the Group's deposits in the United Kingdom and Australia reached C£695 mn (€1,20 bn) and C£139 mn (€239 mn), recording an annual increase of 24% and 22%, respectively.

C.3 Capital Base and Capital Adequacy

Table 4

In € mn	01.01.07
Tier 1 Capital *	1.338
Tier 2 Capital	458
Total Regulatory Capital	1.796
Total Capital Adequacy Ratio *- Tier 1 Ratio* *- Tier 2 Ratio*	12,8% *9,5%* *3,3%*

* includes an amount of €162 mn of capital securities (hybrid tier 1 capital)

At 31 March 2007, the Group shareholders' funds amounted to C£961 mn (€1,66 bn), recording a significant increase of 20% since 31 March 2006. The Group capital adequacy ratio at 1st January 2007, according to the Basel II guidelines, stood at 12,8% compared to the minimum capital adequacy requirement of 8,0% imposed by the Central Bank of Cyprus.

D. Analysis of First Quarter 2007 Results

D.1 Net Interest Income and Net Interest Margin

Net interest income reached C£100 mn (€173 mn), recording an annual increase of 28%. The increase is primarily attributable to the significant increase in the Group's footings in Cyprus and Greece, as well as to the improvement in the net interest margin (NIM) of the Group's operations, especially in Cyprus.

The Group net interest margin for 1Q07 was 2,88%, compared to 2,64% for 1Q06. The NIM of the Group's operations in Cyprus increased significantly from 2,12% at 31 March 2006 to 2,57% at 31 March 2007, despite the intensified competition. The net interest margin in Cyprus is adversely affected by the low margin earned on foreign currency deposits in Cyprus, as a result of the high (75%) liquidity requirement imposed by the Central Bank of Cyprus on these deposits (that is the placement of these funds in liquid form through money market instruments, interbank deposits and highly rated bonds).

The NIM of the Group's operations in Greece was maintained at satisfactory levels (3,02% compared to 3,10% for 1Q06), despite the intensified competition, especially in the lending sector. It is noted that the loans to deposits ratio stands at 86% allowing for the significant growth in volumes of the Greek operations.

D.2 Net Fee and Commission Income

Net fee and commission income for 1Q07 reached C£29 mn (€50 mn), recording an annual increase of 21%, primarily as a result of increased income from the Group's operations in Cyprus.

D.3 Income from Insurance Business

The growth of the Group's insurance operations was significant with an increase in new business premiums of 25% in life insurance and 11% in general insurance. Income from insurance business recorded a 10% annual increase, reaching C£8 mn (€13 mn). The insurance business contributed 8% to Group profit before tax amounting to C£6 mn (€10 mn), recording an increase of 28%.

D.4 Expenses

Total expenses for 1Q07 amounted to C£65 mn (€112 mn), with the annual rate of increase of 9% being significantly lower than the rate of increase in loans (22%). Also, as a result of the increase in productivity, the cost to income ratio improved to 44,0% in 1Q07 compared to 49,0% for the corresponding 2006 quarter.

Staff costs amounted to C£41 mn (€71 mn), recording an annual increase of 8%, mainly due to the increase in costs of the Greek operations by 24%, due to the Group's expansion in Greece. Staff costs in Greece increased as a result of the increase in staff numbers by 9% to 2.663 employees, to accommodate for the increased business volumes (20% increase in loans) and for the operation of the nine new branches which opened in the last 12 months. The Group currently operates 121 branches in Greece. During 1Q07, seven new branches have been rented which are being modified according to the Group's specifications and it is expected that they will soon be operational.

The other (non-staff) operating expenses of the Group recorded an annual increase of 10% and amounted to C£24 mn (€41 mn).

The cost to income ratio of the Group's Cyprus operations improved from 47,0% in 1Q06 to 39,9% in 1Q07. The ratio for the Group's Greek operations stands at the very satisfactory level of 49,7% (1Q06: 50,0%), especially considering the relatively low maturity level of the branch network and the cost of opening new branches which is expensed as incurred.

The Group's expenses in the other countries where it operates increased by 10%.

D.5 Provisions for Impairment of Loans

The provision charge for 1Q07 amounted to C£11 mn (€19 mn) and represented 0,5% (2006: 0,7%) of total Group loans, reflecting the improvement in the quality of the loan portfolio.

Table 5

Analysis of Group Results and Other Financial Information				
In € mn	±%	1Q07	1Q06	Year 2006
Net interest income	+28%	173	135	618
Net fee and commission income	+21%	50	41	174
Foreign exchange income	+29%	8	7	36
Net gains on sale and change in fair value of financial instruments	-59%	6	14	26
Income from insurance business	+10%	13	12	45
Other income	+216%	5	2	15
Total income	**+21%**	**255**	**211**	**914**
Staff costs	+8%	(71)	(66)	(269)
Other operating expenses	+10%	(41)	(37)	(158)
Total expenses	**+9%**	**(112)**	**(103)**	**(427)**
Profit before provisions	**+33%**	**143**	**108**	**487**
Provisions for impairment of loans and advances	-37%	(19)	(32)	(100)
Profit before tax	**+62%**	**124**	**76**	**387**
Tax	+36%	(17)	(12)	(72)
Profit after tax	**+67%**	**107**	**64**	**315**
Number of staff	+5%	6.351	6.062	6.192
Net interest margin (NIM)	+24 μ.β.	2,88%	2,64%	2,81%
Cost/Income ratio	-5,0 ε.μ.*	44,0%	49,0%	46,7%
Return on equity (ROE)	+7,5 ε.μ.*	26,6%	19,1%	21,7%

* b.p. = basis points, 100 b.p. = 1 percentage point (1%)

Table 6

Geographical Sector Analysis of Results and Other Financial Information									
in € mn	Cyprus			Greece			Other counties		
	±%	1Q07	1Q06	±%	1Q07	1Q06	±%	1Q07	1Q06
Net interest income	+34%	98	73	+21%	65	54	+16%	10	8
Net fee and commission income	+23%	34	28	+12%	12	11	+30%	3	2
Foreign exchange income	+31%	8	6	+22%	1	1	-22%	0	0
Net gains on sale and change in fair value of financial instruments	-50%	6	13	-115%	0	2	-104%	0	0
Income from insurance business	+8%	12	11	+35%	2	1	-	-	-
Other income	+259%	5	1	-50%	0	0	+32%	0	0
Total income	**+24%**	**163**	**132**	**+15%**	**80**	**69**	**+24%**	**13**	**10**
Staff costs	+2%	(44)	(43)	+24%	(22)	(18)	+7%	(5)	(4)
Other operating expenses	+14%	(21)	(19)	+4%	(18)	(17)	+16%	(3)	(3)
Total expenses	**+5%**	**(65)**	**(62)**	**+15%**	**(40)**	**(35)**	**+10%**	**(8)**	**(7)**
Profit before provisions	**+41%**	**98**	**70**	**+16%**	**40**	**34**	**+55%**	**5**	**3**
Contribution		*68%*	*65%*		*28%*	*32%*		*4%*	*3%*
Provisions for impairment of loans and advances	-56%	(7)	(16)	-18%	(12)	(15)	-60%	(0)	(0)
Profit before tax	**+68%**	**91**	**54**	**+42%**	**28**	**19**	**+79%**	**5**	**3**
Contribution		*74%*	*71%*		*22%*	*25%*		*4%*	*4%*
Tax	+40%	(9)	(7)	+20%	(7)	(5)	+194%	(1)	(0)
Profit after tax	**+72%**	**82**	**47**	**+50%**	**21**	**14**	**+61%**	**4**	**3**
Contribution		*76%*	*74%*		*20%*	*22%*		*4%*	*4%*
Number of staff	0%	3.305	3.301	+9%	2.663	2.451	+24%	383	310
Net interest margin (NIM)	+45 μ.β*	2,57%	2,12%	-8 μ.β*	3,02%	3,10%	-15 μ.β*	1,91%	2,06%
Cost/Income ratio	-7,1 ε.μ.*	39,9%	47,0%	-0,3 ε.μ.*	49,7%	50,0%	-7,8 ε.μ.*	60,0%	67,8%
Return on equity (ROE)	+14,7 ε.μ.*	43,5%	28,8%	+3,3 ε.μ.*	16,7%	13,4%	+2,9 ε.μ.*	14,2%	11,3%

Table 7

Balance Sheet Overview				
In € mn	±%	31.03.2007	31.03.2006	31.12.2006
Cash and balances with central banks	+18%	736	622	1.176
Placements with banks	+21%	4.495	3.723	4.282
Debt securities, T-bills and equity investments	+17%	4.377	3.750	4.042
Net loans and advances to customers	+23%	15.307	12.485	14.405
Other assets	+15%	1.291	1.128	1.173
Total assets	**+21%**	**26.206**	**21.708**	**25.078**
Amounts due to banks	-6%	447	476	450
Customer deposits	+21%	21.556	17.847	20.836
Debt securities in issue	+82%	1.008	553	747
Other liabilities	+19%	980	824	936
Subordinated loan stock	-11%	559	631	551
Shareholder's equity	**+20%**	**1.656**	**1.377**	**1.558**

Notes:

1. All geographical sector analyses are shown following restatements made to bring each sector's capital to the same percentage level of the sector's risk weighted assets.

2. The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 31 March 2007 of €1=£0,5807.

3. The Group's Condensed Consolidated Financial Statements for the three months ended 31 March 2007, are available at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office: 51 Stassinos Street, Ayia Paraskevi, Strovolos,
     P.O. Box 24884, 1398 Nicosia, Cyprus
     Telephone: +357 22 842128, Fax: +357 22 378422
   - Website: **www.bankofcyprus.com** (Inv. Relations/Financial Information)

4. The detailed presentation of the financial results for the first quarter 2007 has been posted on the Group's website **www.bankofcyprus.com** (Inv. Relations/Presentations)

Bank of Cyprus Group

Announcement

CHANGE IN THE MEMBERS OF THE BOARD OF DIRECTORS

Nicosia, 10 May 2007

At the meeting of the Board of Directors of the Bank of Cyprus Public Company Ltd ("the Bank") held today, Mr. Dimitris Ioannou announced his resignation from his position as a member of the Main Board of Directors of the Bank following 19 years of service.

The Board of Directors expresses its warmest thanks and great appreciation for Mr. Ioannou's quality of character and his valuable and longstanding contribution to the Board.

At the same meeting Mr. Costas Hadjipappas, an employee of the Group, was appointed as a member of the Board of Directors of the Bank.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15,22 bn (€26,21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

DEDUCTION OF DEFENCE FUND CONTRIBUTION FROM DIVIDENDS AND DIVIDEND REINVESTMENT PLAN

Nicosia, 11 May 2007

DEDUCTION OF DEFENCE FUND CONTRIBUTION ON DIVIDENDS

Investors are being informed that the questionnaire of the Inland Revenue Department for the verification of the fulfillment of the term "Non Cyprus Resident" for 2007 has been posted to all Bank of Cyprus Public Company Ltd shareholders living abroad.

According to the Law, "Non Cyprus Resident" is the natural person who lives in Cyprus **less** than 183 days of a tax year.

The questionnaire must be received by Bank of Cyprus by 31 May 2007 the latest. If the questionnaire is not received on time the Bank is obliged by Law to deduct defence fund contribution from the payable dividend and forward it to the Inland Revenue. The shareholder will have to claim a return from the Inland Revenue Department.

In case where the shares are registered in a joint account or in a co-owners' Investor Share, then each shareholder must sign a separate questionnaire.

If part of your shareholding is registered in the Central Depository/ Registry of the Cyprus Stock Exchange (CSE) and part in the Dematerialised Securities System (DSS) of the Athens Central Securities Depository (CSD), you will have to complete a separate Questionaire for each Investor Share Code.

DIVIDEND REINVESTMENT PLAN

Investors are reminded that the Bank of Cyprus Dividend Reinvestment Plan ("the Plan") is in force. The applicable discount offered under the Plan is 10,0%. Based on the 10% discount offered, dividends will be reinvested at 90% of the weighted average closing price of the share at the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) for the first five working days that the share is quoted ex-dividend.

Investors can obtain the Terms and Operating Conditions of the Plan and the Application Form for Enrollment or Termination of participation in the Plan ("the Application Form") from:

- the Group's website www.bankofcyprus.com
  (select Inv. Relations / Shareholder Structure & Share / Dividend Reinvestment Plan)
- the Group's Shares & Bonds Department in Nicosia, tel. +357 22 842100
- the Bank's Custody, Shareholders & Derivatives Clearing Department in Athens, tel. 210 64 77 332

Once an investor enrolls in the Plan, his participation remains in force for all future dividends which will be automatically reinvested on his behalf, unless he requests in writing to withdraw from the Plan or unless the Bank suspends or terminates the Plan.

Investors are reminded that, for their instructions to be valid for the proposed dividend and for all future dividends, the Company must receive their Application Form at least 10 days prior to the ex-dividend date, i.e. by 1 June 2007. If their Application Form is not timely received, their instructions will only be effective for future dividend payments.

Bank of Cyprus Group

Announcement

INTRODUCTION FOR TRADING OF NEW SHARES WHICH HAVE RESULTED FROM THE EXERCISE OF SHARE OPTIONS

Nicosia, 21 May 2007

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15.22 bn (€26.21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

On Wednesday, 23 May 2007, 3.167.241 new ordinary shares of Bank of Cyprus Public Company Ltd ("the Bank") will be introduced for trading on the Cyprus Stock Exchange and the Athens Exchange resulting from the recent increase in the share capital by £1.583.620,50 (€2.718.195[1]). The new shares to be introduced have resulted from the exercise of 3.162.241 Share Options on 30 April 2007 by 4.229 beneficiaries (staff of the Bank of Cyprus Group) at the exercise price of C£3,70 (€6,35[1]) per new share and the exercise of 5.000 Share Options by 1 beneficiary (staff of the Bank of Cyprus Group) at the exercise price of C£4,32 (€7,42 [1]), according to the 19 April 2000 resolution of the Bank's Extraordinary General Meeting and the 14 September 2006 resolution of the Bank's Board of Directors.

After the above increase, the Bank's share capital amounts to C£278.667.675,50 divided into 557.335.351 ordinary shares, of a nominal value of C£0,50 (€0,8423) each.

The listing of the new shares has been approved by the Boards of Directors of the Cyprus Stock Exchange and the Athens Exchange at their meetings on 17 May 2007 and 18 May 2007 respectively.

As of 23 May 2007, the opening price of the Bank's shares on the Athens Exchange will be adjusted according to the Regulation of the Athens Exchange. As of the same date, the new shares will be credited in the Dematerialised Securities System ("DSS") accounts of the beneficiaries who have elected to have their shares registered on the DSS.

For any further information or clarifications, please contact any of the following:

Cyprus:
Shares & Loan Stock Department
tel. +357 22 842100
fax. +357 22 336258

Greece:
Custody, Shareholders & Derivatives
Clearing Department
tel. +30210 6477555/332/334
fax. +30210 6477329

Note 1:
The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 30 April 2007 of €1=£0,5826.

Bank of Cyprus Group

Announcement

Bank of Cyprus acquires shareholding in Interfund Investments PLC

Nicosia, 22 May 2007

Bank of Cyprus Public Company Limited ("Bank of Cyprus") announces that on 21 May 2007, through transactions on the Cyprus Stock Exchange it has acquired a stake of 39.213.908 shares in Interfund Investments Plc ("Interfund Investments"), at the price of €0,47 per share (i.e. at a total price of €18,4 million), which represents 23,58% of Interfund Investments' issued share capital.

Before these transactions Bank of Cyprus had no shares in Interfund Investments. Cytrustees Investment Public Company Limited (Cytrustees) holds 360.000 shares in Interfund Investments. After the completion of the public Offer of Bank of Cyprus to Cytrustees' shareholders, Bank of Cyprus will end up with a stake of 50% plus 1 share in Cytrustees.

After the abovementioned transactions, Bank of Cyprus' direct and indirect shareholding in Interfund Investments is estimated at 23,80%.

Interfund was incorporated in 1997, is an approved closed-end investment company listed on the Cyprus Stock Exchange. Based on the issued number of shares and the last announced NAV of Interfund Investments as announced on 15th May 2007, the net assets of Interfund Investments are estimated at €83 million.

This announcement is made pursuant to article 171 of the Cyprus Stock Exchange Law of 2005.

Bank of Cyprus Group

Announcement

Shareholders say no to Marfin

Nicosia, 25 May 2007

The Board of Directors of Bank of Cyprus convened today in a scheduled meeting and apart from the items which were on its scheduled agenda, it also reviewed the public statements by Marfin Popular Bank about the withdrawal of the resolution that Marfin requested to be submitted to the Annual General Meeting of the shareholders of Bank of Cyprus to take place on 6 June 2007.

To this point in time, the Board of Directors of Bank of Cyprus has had no formal notification about the intentions of Marfin Popular Bank. As a result, the Board of Directors of Bank of Cyprus will examine the matter when and if it is formally notified by Marfin Popular Bank.

The Board of Directors also noted the important decision of the Commission for the Protection of Competition to take the matter of concentration created by the acquisition of 8% of the share capital of Bank of Cyprus by Marfin Popular Bank to a full investigation, in accordance with the procedures stipulated in the relevant Law.

The Board of Directors expressed its pleasure regarding the support it is receiving by the large number of shareholders of Bank of Cyprus, institutional investors and the Church (as a shareholder of the Bank) regarding the Group's strategic choices. This support seems to have forced the Managing Director of Marfin Popular Bank to change stance on the matter. The Board considers that the continuation of this support is important in order to give an end to the current condition of insecurity and disorientation of the banking system.

Concluding, the Board has expressed its satisfaction about the continuing interest in the course of Bank of Cyprus shown by Archibishop Chrysostomos.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15.22 bn (€26.21 bn) and the Shareholders' Funds were C£961 mn (€1.66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INCREASE OF THE SIZE OF THE EMTN AND ECP PROGRAMMES

Nicosia, 31 May 2007

Bank of Cyprus has decided to increase the size of its Euro Medium Term Note (EMTN) Programme and its Euro Commercial Paper (ECP) Programme to €2,0 billion and €1,0 billion respectively.

It is noted that, at its establishment in September 2003, the EMTN Programme's size amounted to €750 million. The size of the EMTN Programme was increased to €1 billion in 2004 and €1,5 billion in 2006. Under the EMTN Programme, the Bank has the flexibility to issue, according to its needs, senior debt and/or subordinated debt in all major currencies.

The ECP Programme was established in April 2006 for a total nominal amount of €500 million. Under the ECP Programme, the Bank has the flexibility to issue, according to its needs, commercial paper in all major currencies.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15,22 bn (€26,21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

RESOLUTIONS OF:
(a) THE SHAREHOLDERS' ANNUAL GENERAL MEETING held on 6 June 2007
(b) THE MEETING OF THE BOARD OF DIRECTORS held on 6 June 2007

Nicosia, 6 June 2007

The Shareholders' Annual General Meeting (AGM) of the Bank of Cyprus was held on 6 June 2007 in Nicosia. The AGM was attended by 19.262 shareholders, either in person or by proxy, who represented 343.368.550 shares, that is 61,6% of the total share capital.

The AGM received and considered the Directors' report and the Financial Statements of the Bank of Cyprus Group for the year ended 31 December 2006.

The AGM discussed and decided the following:

(a) Approved the proposal of the Board of Directors for the payment of a final dividend to shareholders of C£0,10 (approx. €0,17 *) per share.

The ex-dividend date is Monday, 11 June 2007. The dividend will be paid to the eligible shareholders on Tuesday, 26 June 2007.

(b) Re-elected the retiring directors Messrs Costas Severis, Theodoros Aristodemou, Evdokimos Xenophontos, Andreas Pittas, Andreas Eliades, Charilaos Stavrakis, Yiannis Kypri and Costas Hadjipapas.

(c) Approved the remuneration of the all the members of the Board of Directors, including the remuneration of the Chairman and Vice-Chairman.

(d) Re-appointed the auditors Ernst & Young and authorised the Board of Directors to determine their remuneration.

The resolution which was proposed for consideration at the Annual General Meeting by Marfin Popular Bank Public Co Ltd for «instructions and authorisation of the Board of Directors to elaborate and discuss with Marfin Popular Bank Public Co Ltd the terms and sectors for a strategic cooperation between the two banks in order to generate synergies for the benefit of the shareholders of the two banks» was not put forward for voting at the General Meeting, due to the fact that the approximately 8% shareholding in Bank of Cyprus by Marfin Popular Bank is the subject of investigation by the Commission for the Protection of Competition.

In any case, irrespective of the above, the proxies received by institutional investors and the wider shareholder base of Bank of Cyprus indicating the rejection of the resolution proposed by Marfin Popular Bank represented a very significant percentage 99,92% of the proxies represented at the Annual General Meeting. The immediate response by our shareholders constitutes a material proof of their support in the course and strategy of Bank of Cyprus.

Following the AGM, the Board of Directors convened a meeting and unanimously re-elected Messrs Eleftherios Ioannou and Andreas Artemis as Chairman and Vice-Chairman, respectively. Therefore, the Board of Directors comprises the following directors:

Eleftherios P. Ioannou	Chairman
Andreas Artemis	Vice-Chairman
Theodoros Aristodemou	Member
George M. Georgiades	Member
Anna Diogenous	Member
Andreas Eliades	Member
Andreas J. Jacovides	Member
Yiannis Kypri	Member
Manthos Mavrommatis	Member
Christos Mouskis	Member
Evdokimos Xenophontos	Member
Christos S. Pantzaris	Member
Andreas Pittas	Member
Vassilis G. Rologis	Member
Costas Z. Severis	Member
Charilaos Stavrakis	Member
Costas Hadjipapas	Member
Christakis G. Christofides	Member

* Calculated using the exchange rate €1=C£0,5782. The dividend payment will be made using the exchange rate in force on the previous working day immediately preceding the ex-dividend date and may differ from the one used for the purposes of the present announcement.

Bank of Cyprus Group

Announcement

License to Bank of Cyprus for banking operations in Russia granted by the Central Bank of Russia

Nicosia, 7 June 2007

The Bank of Cyprus Group, consistently delivering on its strategic plan, announces the commencement of its operations in Russia. According to its official website, on 6 June 2007 the Central Bank of Russia granted Bank of Cyprus the license of banking operations in Russia. Bank of Cyprus is the first Greek or Cypriot banking institution to enter the Russian market.

A major pillar of the Group's strategy is its expansion to new dynamic markets with excellent prospects to increase size and profitability. The license to commence operations granted by the Central Bank of Russia constitutes a determining step towards the achievement of this important aspect of the Group's strategy.

Bank of Cyprus has a large number of client relationships with companies that operate in Russia, due to the international banking services it offers in Cyprus. The Group's strategy to penetrate the Russian banking market entails initially the development of a loan portfolio and the provision of services (guarantees, letters of credit, foreign exchange services, payment orders, liquidity management) to existing corporate clients of the Group, thus minimising credit risk and effectively deploying excess liquidity. It is noted that the license granted does not relate to the taking of deposits from physical persons, an excluded activity which applies to all banks in the first two years of their operation in Russia.

The Group has already recruited the key personnel for its operations in Russia, it has rented a building in Moscow which was adapted according to the Bank's operational needs and prepared the infrastructure to expand rapidly in this country.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15,22 bn (€26,21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

DIVIDEND PAYMENT

Nicosia, 7 June 2007

The Shareholders' Annual General Meeting (AGM) of the Bank of Cyprus Public Company Ltd ("the Bank") held on 6 June 2007 approved the proposal of the Board of Directors for the payment of a final dividend to shareholders of C£0,10 (€0,17 *) per share.

The ex-dividend date is Monday, 11 June 2007. Transactions that take place up until Friday, 8 June 2007, will be eligible to receive the dividend.

The dividend will be paid to the eligible shareholders on Tuesday, 26 June 2007.

1 *Calculated using the exchange rate €1=C£0,5782. The dividend payment will be made using the exchange rate in force on the previous working day immediately preceding the ex-dividend date and may differ from the one used for the purposes of the present announcement.*

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15,22 bn (€26,21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

ISSUE OF SENIOR DEBT

Nicosia, 19 June 2007

Bank of Cyprus has today received an approval by the Central Bank of Cyprus to proceed with the issue of Senior Debt of €500 mn.

The issue will be part of the Bank's Euro Medium Term Note (EMTN) Programme of a total size of €2 bn.

The proceeds of the issue will be used to fund loans to customers of the Group in the two new markets it has recently entered into, Russia and Romania.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15,22 bn (€26,21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

PRICE AT WHICH THE FINAL DIVIDEND 2006 WILL BE REINVESTED INTO SHARES

Nicosia, 20 June 2007

According to the Bank of Cyprus Dividend Reinvestment Plan ("the Plan") the price at which the final dividend for 2006 will be reinvested into shares is C£6,63 (€11,33 *).

It is reminded that the price was calculated according to the terms of the Plan, based on the applicable 10% discount on the weighted average closing price of the share on the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) for the first five working days that the share was quoted ex-dividend.

* *The price in Euros was calculated based on the exchange rate of €1= C£0,5853, which is the exchange rate to be used for the payment of the final dividend (the exchange rate in force on the working date immediately preceding the ex-dividend date).*

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15,22 bn (€26,21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

PRICE AT WHICH THE FINAL DIVIDEND 2006 WILL BE REINVESTED INTO SHARES

Nicosia, 20 June 2007

According to the Bank of Cyprus Dividend Reinvestment Plan ("the Plan") the price at which the final dividend for 2006 will be reinvested into shares is C£6,63 (€11,33 *).

It is reminded that the price was calculated according to the terms of the Plan, based on the applicable 10% discount on the weighted average closing price of the share on the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) for the first five working days that the share was quoted ex-dividend.

* *The price in Euros was calculated based on the exchange rate of €1= C£0,5853, which is the exchange rate to be used for the payment of the final dividend (the exchange rate in force on the working date immediately preceding the ex-dividend date).*

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15,22 bn (€26,21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

SUCCESSFUL COMPLETION OF THE ISSUE OF SENIOR DEBT

Nicosia, 21 June 2007

The issue of €500 mn Senior Debt by Bank of Cyprus has been completed successfully under the Bank's EMTN Programme. The issue was oversubscribed within only a few hours, with the total subscription amount reaching €2 billion giving the Bank the opportunity to improve the terms of the issue.

The Notes were allocated to institutional investors, mainly from Germany, France, the United Kingdom, Portugal and Austria.

The joint lead managers of the issue were Barclays Capital, Goldman Sachs International and Natixis.

The Notes were priced at 99,915 and bear a coupon of 20 basis points (0,20%) above the three-month Euribor, resulting in a discount margin of 23 basis points (0,23%). The Notes mature on 28 June 2010.

The Notes will be listed on the Luxembourg Stock Exchange.

The proceeds of the issue will be used to fund customer loans in the new markets where the Group is expanding.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15,22 bn (€26,21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INTRODUCTION FOR TRADING OF NEW SHARES WHICH HAVE RESULTED FROM THE EXERCISE OF SHARE OPTIONS 2006/2007

Nicosia, 27 June 2007

On Wednesday, 4 July 2007, 753.177 new ordinary shares of Bank of Cyprus Public Company Ltd ("the Bank") will be introduced for trading on the Cyprus Stock Exchange and the Athens Exchange resulting from the recent increase in the share capital by £376.588,50 (€645.727,88*). The new shares to be introduced have resulted from the exercise of Share Options 2006/2007 on 31 May 2007 by 986 beneficiaries (staff of the Bank of Cyprus Group) at the exercise price of C£3,70 (€6,34*) per new share and by two beneficiaries (staff of the Bank of Cyprus Group) at the exercise of C£4,32 (€7,41*), according to the 19 April 2000 resolution of the Bank's Extraordinary General Meeting and the 14 September 2006 resolution of the Bank's Board of Directors.

After the above increase, the Bank's share capital amounts to C£279.044.264 (€470.077.967,13) divided into 558.088.528 ordinary shares, of a nominal value of C£0,50 (€0,8423) each.

The listing of the new shares has been approved by the Boards of Directors of the Cyprus Stock Exchange and the by the Listings and Corporate Actions Committee of the Athens Exchange at their meetings on 21 June 2007 and 22 June 2007, respectively.

As of 4 July 2007, the opening price of the Bank's shares on the Athens Exchange will be adjusted according to the Regulation of the Athens Exchange. As of the same date, the new shares will be credited in the Dematerialised Securities System ("DSS") accounts of the beneficiaries who have elected to have their shares registered on the DSS.

For any further information or clarifications, please contact any of the following:

Cyprus:
Shares & Loan Stock Department
tel. +357 22 842100
fax. +357 22 336258

Greece:
Custody, Shareholders & Derivatives
Clearing Department
tel. +30210 6477555/332/334
fax. +30210 6477329

* Note: The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 31 May 2007 of €1=£0,5832.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 283 branches, of which 144 operate in Cyprus, 121 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Soon, the first branch of the Bank in Romania will start operations. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.351 staff worldwide.

At 31 March 2007, the Group's Total Assets reached C£15,22 bn (€26,21 bn) and the Shareholders' Funds were C£961 mn (€1,66 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's web site www.bankofcyprus.com

Financial Results

Rule 12g3-2(b) File No.082-34996

FINANCIAL INFORMATION FOR THE PERIOD FROM 1 JANUARY 2007 TO 31 MARCH 2007

as stipulated by Decision 2/390/31.8.200 of The Board of Directors of the Greek Capital Markets Commission (expressed in Euro)

The financial information presented below is aiming to provide a general awareness about the financial position and financial results of the Bank of Cyprus Group (the "Group") and the holding company Bank of Cyprus Public Company Ltd (the "Company"). We recommend to the reader, before any investment decision or transaction is performed with the Group, to visit the Group's website where the interim financial statements prepared in accordance with International Financial Reporting Standards are available, together with the auditor's review report when required, and the detailed explanatory statement of results. These documents are also available at the Registered Office of the Company (51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus, Telephone: +357 22 842128, Fax: +357 22 378422). Website: www.bankofcyprus.com - Investor Relations/Financial Information. Date of approval of the three month Interim Condensed Financial Statements by the Board of Directors: 10 May 2007.

BANK OF CYPRUS GROUP

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the three months ended 31 March 2007

	Notes	Three months ended 31 March 2007 €000	2006 €000
Turnover		490.190	372.131
Net interest income		172.824	134 977
Net fee and commission income		49.580	41 045
Foreign exchange income		8.478	6.503
Net gains on sale and change in fair value of financial instruments		5.085	14 451
Income from insurance business		13.480	12.200
Other income	3	6.483	1.734
		255.750	211 000
Staff costs		(71.171)	(65 725)
Other operating expenses	4	(41.310)	(37 674)
Profit before provisions		143.279	107.610
Provisions for impairment of loans and advances		(19.552)	(31 239)
Profit before tax		123.727	76.371
Tax		(16.722)	(12.274)
Profit after tax		107.005	64 097
Basic earnings per share (cent)		19,3	11,7
Diluted earnings per share (cent)		19,2	11,7

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 March 2007

	Notes	31 March 2007 €000	31 Dec. 2006 €000
Assets			
Cash and balances with central banks		736.672	1.178.318
Placements with banks		1.494.886	4.281.841
Investments at fair value through profit or loss		472.803	407 428
Loans and advances to customers		15.308.957	14 405.295
Investments available-for-sale and held-to-maturity		3.984.483	3.634 730
Property and equipment		262.707	264 878
Intangible assets		18.540	17.710
Other assets	5	498.407	395 614
Investment in associated company		11.374	-
		25.704.389	24.583.810
Life assurance business net assets attributable to policyholders		501.889	494.501
Total assets		26.206.278	25.078.311
Liabilities			
Amounts due to banks		446.958	450 023
Customer deposits and other accounts		21.556.821	20 838.406
Debt securities in issue		1.007.830	746.900
Other liabilities	6	478.788	441 432
		23.490.397	22.474 031
Life assurance business liabilities to policyholders		501.820	494.501
Subordinated loan stock		560.087	551.008
Total liabilities		24.550.559	23.520.500
Equity			
Share capital		477.155	476.871
Reserves		1.178.564	1.080.940
		1.655.719	1 557.811
Total liabilities and equity		26.206.278	25.078.311

E. P. Ioannou, *Chairman*
A. Artemis, *Vice-Chairman*
A. Eliades, *Group Chief Executive Officer*
C. G. Stavrakis, *Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer*
Y. Kypri, *Group Chief General Manager*
Chr. Hadjimitsis, *Group General Manager Finance*

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three months ended 31 March 2007

	Three months ended 31 March 2007 €000	2006 €000
Total equity, at 1 January	1.557.811	1 311 608
Profit after tax	107.005	64 097
Exercise of share options	1.848	1 818
Net profits recognised directly in equity	(10.945)	(462)
Total equity, at 31 March	1.655.719	1 377 061

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the three months ended 31 March 2007

	Three months ended 31 March 2007 €000	2006 €000
Net cash flow used in operating activities	(185.421)	(780 748)
Net cash flow used in investing activities	(248.844)	(135 292)
Net cash flow used in financing activities	(4.887)	(7 772)
Net decrease in cash and cash equivalents for the three months	(417.152)	(923 812)
Cash and cash equivalents		
At 1 January	4.847.834	4 787 503
Exchange adjustments	43	49
Net decrease in cash and cash equivalents for the three months	(417.152)	(923 812)
At 31 March	4.430.825	3.863 740

BANK OF CYPRUS PUBLIC COMPANY LTD

INTERIM CONDENSED INCOME STATEMENT
for the three months ended 31 March 2007

	Notes	Three months ended 31 March 2007 €000	2006 €000
Turnover		424.378	327.061
Net interest income		155.218	130 636
Net fee and commission income		43.782	36.388
Foreign exchange income		8.488	6.560
Dividends from subsidiary companies		1.314	-
Net gains on sale and change in fair value of financial instruments		4 482	14 264
Other income	3	425	482
		223.909	188.326
Staff costs		(65.350)	(60 710)
Other operating expenses	4	(37.884)	(34 213)
Profit before provisions		120.835	93 403
Provisions for impairment of loans and advances		(17.998)	(29 930)
Profit before tax		102.837	63 473
Tax		(14.184)	(10.010)
Profit after tax		88.653	53 463
Basic earnings per share (cent)		16,0	9,8
Diluted earnings per share (cent)		16,0	9,8

INTERIM CONDENSED BALANCE SHEET
as at 31 March 2007

	Notes	31 March 2007 €000	31 Dec. 2006 €000
Assets			
Cash and balances with central banks		734.871	1.175 088
Placements with banks		4.384.276	4 172 931
Investments at fair value through profit or loss		483.816	390 512
Loans and advances to customers		13.659.217	12 824 677
Bank accounts of Group companies		1.480.889	1 412 847
Investments available-for-sale and held-to-maturity		3.856.483	3.572.519
Investments in Group companies		352.088	339 483
Investment in associated company		17.842	-
Property and equipment		217.813	219 685
Intangible assets		14 433	15.539
Other assets	5	340.644	242.501
Total assets		25.518.572	24 374.381
Liabilities			
Amounts due to banks		448.827	449 520
Customer deposits and other accounts		21.100.453	20.381.280
Bank accounts of Group companies		429.100	416.520
Debt securities in issue		1.007.334	746.494
Other liabilities	6	320.281	271.200
		23.297.701	22.265.000
Subordinated loan stock		558.087	551.008
Total liabilities		23.856.788	22.816.167
Equity			
Share capital		477.158	476.871
Reserves		1.184.626	1 081.343
		1.661.784	1 558.214
Total liabilities and equity		25.518.572	24.374.381

E. P. Ioannou, *Chairman*
A. Artemis, *Vice-Chairman*
A. Eliades, *Group Chief Executive Officer*
C. G. Stavrakis, *Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer*
Y. Kypri, *Group Chief General Manager*
Chr. Hadjimitsis, *Group General Manager Finance*

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY
for the three months ended 31 March 2007

	Three months ended 31 March 2007 €000	2006 €000
Total equity, at 1 January	1.558.214	1 312 011
Profit after tax	88.653	53 463
Exercise of share options	1.848	1.818
Net profits recognised directly in equity	13.069	10 168
Total equity, at 31 March	1.661.784	1.377.460

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED CASH FLOW STATEMENT
for the three months ended 31 March 2007

	Three months ended 31 March 2007 €000	2006 €000
Net cash flow used in operating activities	(81.825)	(799 945)
Net cash flow used in investing activities	(151.658)	(134 768)
Net cash flow used in financing activities	(2.883)	(3.577)
Net decrease in cash and cash equivalents for the three months	(236.366)	(938.290)
Cash and cash equivalents		
At 1 January	2.771.822	4 757 290
Exchange adjustments	74	42
Net decrease in cash and cash equivalents for the three months	(236.366)	(938 290)
At 31 March	2.535.530	3.819 042

1. The Interim Condensed Consolidated Financial Statements for the three months ended 31 March 2007 have been prepared in accordance with the International Accounting Standard 34 "Interim Financial Reporting" as adopted by the European Union (EU) and as issued by the International Accounting Standards Board. The financial statements are presented in Cyprus pounds (C£). For information purposes, extracts from these financial statements of the Group and the Company are presented in this announcement in Euro. The translation from Cyprus Pounds to Euro for information relating to the current period as well as prior periods presented, was carried out using the average Euro-Cyprus Pound exchange rate as at 31 March 2007, which was €1=C£0,58 7.
2. The accounting policies that have been followed for the preparation of the Interim Condensed Consolidated Financial Statements for the three months ended 31 March 2007 are consistent with those followed for the preparation of the financial statements for year 2006, except for the adoption by the Group of the following new and amended International Financial Reporting Standards as of 1 January 2007: IFRS 7, IFRIC 10, IFRIC 11 and IFRS 2 and the adoption of an accounting policy for recording investments in associates as the Group had no such investments in the previous year.
3. Other income for the three months ended 31 March 2007 includes dividend income of €30 thousand (corresponding period of 2006: €29 thousand) for the Group and €55 thousand (corresponding period of 2006: €28 thousand) for the Company.
4. Other operating expenses for the three months ended 31 March 2007 include depreciation of property and equipment and amortisation of intangible assets of €7.703 thousand (corresponding period of 2006: €8.130 thousand) for the Group and €7 229 thousand (corresponding period of 2006: €7.550 thousand) for the Company.
5. Other assets as at 31 March 2007 include the positive fair value of derivative financial instruments of €32.488 thousand (31 December 2006: €36 640 thousand) for the Group and the Company.
6. Other liabilities as at 31 March 2007 for the Group and the Company include the negative fair value of derivative financial instruments of €19.806 thousand (31 December 2006: €17 482 thousand) and provisions for pending litigation or claims of €4 259 thousand (31 December 2006: €4 259 thousand).
7. The number of persons employed by the Group as at 31 March 2007 was 6.351 (31 December 2006: 6.192) and by the Company was 5.784 (31 December 2006: 5 656).
8. The Interim Condensed Consolidated Financial Statements of the Group as at 31 March 2007 include the following companies, by country of incorporation: Cyprus: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd, JCC Payment Systems Ltd and Cytrustees Investment Public Company Ltd. Greece: Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch of EuroLife Ltd) and Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd). United Kingdom: Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd). Channel Islands: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd. Australia: Bank of Cyprus Australia Pty Ltd. Romania: Bank of Cyprus Romania (branch of Bank of Cyprus Public Company Ltd) and Cyprus Leasing (Romania) IFN SA. Ireland: BOC International Fund Management Ltd. All companies are wholly owned subsidiaries (100%) of the Group, except for JCC Payment Systems Ltd (45% participation), which is accounted for using proportional consolidation and Cytrustees Investment Public Company Ltd (25% participation), which is accounted for using the equity method. The Group decided to terminate the activities of BOC International Fund Management Ltd and has started the dissolution process. The subsidiary Old Company (BCL) Ltd has been liquidated and is no longer included in the consolidation as from the three months ended 31 March 2007. On 1 January 2006, the operations, assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership, of the two subsidiaries. The company Cyprus Leasing (Romania) IFN SA and the branch of the Company in Romania (Bank of Cyprus Romania) were included in the consolidation for the first time during the three months ended 31 December 2006. The investment in the associated company Cytrustees Investment Public Company Ltd was acquired during the three months ended 31 March 2007 and is included in the consolidation for the first time. There was no other change in the companies that were consolidated or in the method of consolidation compared to 31 March and 31 December 2006.
9. On 27 February 2007, the Board of Directors of the Company decided to propose the payment of a dividend of 10 cent per share (approximately €0,17[1]), amounting to €95.431 thousand. The proposed dividend will be submitted for approval at the Annual General Meeting of the shareholders scheduled for 6 June 2007. The proposed ex-dividend date is 11 June 2007. As a result, registered shareholders on 8 June 2007 will be eligible to receive the dividend. The proposed dividend is not recognised as a liability until its approval by the Annual General Meeting and its subsequent payment to shareholders.
10. There are no fixed charges in favour of third parties over the Group's property and equipment as at 31 March 2007.
11. The Group's provision for pending litigation or claims as at 31 March 2007 is set out in Note 6. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position or operations.
12. Related party transactions: (a) Loans and other advances to members of the Board of Directors and key management personnel of €9.302 thousand for the Group and the Company (b) Loans and other advances to other connected persons of €135 152 thousand for the Group and €1 616.651 thousand for the Company (c) Contingent liabilities and commitments (mainly documentary credits, guarantees and commitments to lend) of €85.1[illegible] thousand for the Group and the Company (d) Tangible security of €250 505 thousand for the Group and the Company (e) Deposits by members of the Board of Directors and key management personnel of €8 343 thousand for the Group and the Company (f) Deposits by other connected persons of €21.610 thousand for the Group and €450.918 thousand for the Company (g) Sales (interest income) of €2.946 thousand for the Group and €21.968 thousand for the Company (h) Purchases (interest expense) of €152 thousand for the Group and €4.520 thousand for the Company (i) Remuneration and other transactions of members of the Board of Directors, key management personnel and connected persons of €1 609 thousand for the Group and €1 354 thousand for the Company.

[1] The payment of the dividend will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different from the rate used for the purposes of this announcement.

GKN 210/8222848

Bank of Cyprus Group

Interim Condensed Consolidated Financial Statements for the three months ended 31 March 2007

Bank of Cyprus Group

Interim Condensed Consolidated Financial Statements

for the three months ended 31 March 2007

Bank of Cyprus Group

Interim Condensed Consolidated Income Statement

for the three months ended 31 March 20)7

		Three months ended 31 March		Year ended 31 Dec.
		2007	2006	2006
	Notes	**C£000**	C£000	C£000
Turnover	5	**278.850**	216.096	974.290
Net interest income		**100.359**	78.381	358.629
Net fee and commission income		**28.750**	23.835	101.111
Foreign exchange income		**4.923**	3.829	20.789
Net gains on sale and change in fair valı e of financial instruments		**3.476**	8.392	14.979
Income from insurance business		**7.833**	7.090	26.402
Other income	6	**3.184**	1.007	8.719
		148.525	122.534	530.629
Staff costs		**(41.329)**	(38.167)	(155.883)
Other operating expenses	7	**(23.994)**	(21.877)	(91.864)
Profit before provisions		**83.202**	62.490	282.882
Provisions for impairment of loans and ε dvances		**(11.354)**	(18.141)	(58.359)
Profit before tax		**71.848**	44.349	224.523
Tax		**(9.710)**	(7.128)	(41.417)
Profit after tax		**62.138**	37.221	183.106
Basic earnings per share (cent)	8	**11,2**	6,8	33,4
Diluted earnings per share (cent)	8	**11,2**	6,8	33,3

Bank of Cyprus Group
Interim Condensed Consolidated Balance Sheet

as at 31 March 2007

	Notes	31 March 2007 C£000	31 Dec. 2006 C£000
Assets			
Cash and balances with central banks		**427.437**	683.088
Placements with banks		**2.610.238**	2.486.465
Investments at fair value through profit or loss		**274.493**	236.592
Loans and advances to customers	9	**8.888.750**	8.365.155
Investments available-for-sale and held-to-maturity		**2.267.333**	2.110.688
Property and equipment	10	**152.606**	153.813
Intangible assets	10	**9.605**	10.284
Other assets	11	**289.477**	229.733
Investment in associated company		**6.605**	-
		14.926.544	14.275.818
Life assurance business net assets attributable to policyholders		**291.442**	287.157
Total assets		**15.217.986**	14.562.975
Liabilities			
Amounts due to banks		**259.547**	261.328
Customer deposits and other accounts		**12.517.581**	12.099.736
Debt securities in issue	12	**585.247**	433.777
Other liabilities	13	**278.031**	256.351
		13.640.406	13.051.192
Life assurance business liabilities to policyholders		**291.442**	287.157
Subordinated loan stock	14	**324.662**	320.005
Total liabilities		**14.256.510**	13.658.354
Equity			
Share capital	15	**277.084**	276.919
Reserves		**684.392**	627.702
		961.476	904.621
Total liabilities and equity		**15.217.986**	14.562.975
Contingent liabilities and commitments			
Contingent liabilities		**906.468**	857.273
Commitments		**1.539.532**	1.592.332

E. P. Ioannou Chairman
A. Artemis Vice Chairman
A. Eliades Group Chief Executive Officer
C. G. Stavrakis Chief Executive Officer – Cyprus and Deputy Group Chief Executive Officer
Y. Kypri Group Chief General Manager
Chr. Hadjimitsis Group General Manager Finance

Bank of Cyprus Group

Interim Condensed Conso idated Statement of Changes in Equity

for the three months ended 31 March 2007

	Share capital C£000	Share premium C£000	Revaluation reserves and other reserves C£000	Exchange adjustments reserve C£000	Retained earnings C£000	Total equity C£000
At 1 January 2007	276.919	341.365	99.018	(2.611)	189.930	904.621
Losses from change in fair value of available-for-sale investments	-	-	(3.675)	-	-	(3.675)
Gains from change in fair value of financial instruments designated as cash flow hedges	-	-	45	-	-	45
Deferred tax	-	-	(27)	-	-	(27)
Exchange adjustments	-	-	-	25	-	25
Increase in value of life assurance policies in force	-	-	943	-	(943)	-
Transfer of revaluation of investment in associate	-	-	(43)	-	(455)	(498)
Share of net assets of associate relating to the Company's shares	-	-	(3.291)	-	-	(3.291)
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(1.118)	-	-	(1.118)
Net profit/(loss) recognised directly in equity	-	-	(7.166)	25	(1.398)	(8.539)
Profit after tax for the period	-	-	-	-	62.138	62.138
Total profit for the period	-	-	(7.166)	25	60.740	53.599
Exercise of share options	165	908	-	-	-	1.073
Cost of share-based payments	-	-	-	-	2.183	2.183
At 31 March 2007	**277.084**	**342.273**	**91.852**	**(2.586)**	**252.853**	**961.476**

Bank of Cyprus Group
Interim Condensed Consolidated Statement of Changes in Equity

for the three months ended 31 March 2006

	Share capital *C£000*	Share premium *C£000*	Revaluation reserves and other reserves *C£000*	Exchange adjustments reserve *C£000*	Retained earnings *C£000*	Total equity *C£000*
At 1 January 2006	272.658	311.399	95.919	(2.898)	84.573	761.651
Gains from change in fair value of available-for-sale investments	-	-	1.521	-	-	1.521
Losses from change in fair value of financial instruments designated as cash flow hedges	-	-	(368)	-	-	(368)
Deferred tax	-	-	473	-	-	473
Exchange adjustments	-	-	-	28	-	28
Increase in value of life assurance policies in force	-	-	847	-	(847)	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(1.923)	-	-	(1.923)
Net profit/(loss) recognised directly in equity	-	-	550	28	(847)	(269)
Profit after tax for the period	-	-	-	-	37.221	37.221
Total profit for the period	-	-	550	28	36.374	36.952
Exercise of share options	162	894	-	-	-	1.056
At 31 March 2006	**272.820**	**312.293**	**96.469**	**(2.870)**	**120.947**	**799.659**

Bank of Cyprus Group

Interim Condensed Consolidated Cash Flow Statement

for the three months ended 31 March 2007

	Notes	Three months ended 31 March 2007 C£000	Three months ended 31 March 2006 C£000
Net cash flow from operating activities			
Profit before tax		**71.848**	44.349
Provisions for impairment of loans and advances		**11.354**	18.141
Depreciation of property and equipment and amortisation of intangible assets and discounts/premiums		**5.168**	5.852
Cost of share-based payments		**2.183**	-
Income from investments and disposals of property, equipment and intangible assets, less interest on subordinated loan stock		**(26.358)**	(9.649)
		64.195	58.693
Net increase in loans and advances to customers and other accounts		**(742.371)**	(253.635)
Net increase/(decrease) in customer deposits and other accounts		**584.554**	(256.253)
		(93.622)	(451.195)
Tax paid		**(2.438)**	(2.185)
Net cash flow used in operating activities		**(96.060)**	(453.380)
Net cash flow used in investing activities		**(143.342)**	(78.564)
Net cash flow used in financing activities		**(2.838)**	(4.513)
Net decrease in cash and cash equivalents for the three months		**(242.240)**	(536.457)
Cash and cash equivalents			
At 1 January		**2.815.195**	2.780.103
Exchange adjustments		**25**	28
Net decrease in cash and cash equivalents for the three months		**(242.240)**	(536.457)
At 31 March	17	**2.572.980**	2.243.674

1. Corporate information

The Interim Condensed Consolidated Financial Statements include the financial statements of Bank of Cyprus Public Company Ltd (the 'Company') and its subsidiary and associated companies, which together are referred to as the 'Group', and were authorised for issue by a resolution of the Board of Directors on 10 May 2007.

Bank of Cyprus Public Company Ltd is the holding company of the Bank of Cyprus Group. The principal activities of the Company and its subsidiary and associated companies during the period continued to be the provision of banking and financial services, insurance business and property and hotel business.

The Company was incorporated in Cyprus as a limited liability company in 1930 and is considered a public company under the Cyprus Stock Exchange Laws and Regulations and the Income Tax Law of Cyprus.

2. Unaudited financial statements

The Interim Condensed Consolidated Financial Statements for the three months ended 31 March 2007 have not been audited by the Group's external auditors.

3. Basis of preparation

The Interim Condensed Consolidated Financial Statements for the three months ended 31 March 2007 have been prepared in accordance with the International Accounting Standard (IAS) 34 'Interim Financial Reporting' as adopted by the European Union (EU) and as issued by the International Accounting Standards Board (IASB).

All International Financial Reporting Standards (IFRSs) issued by the IASB and effective at the time of preparing these Interim Condensed Consolidated Financial Statements, have been adopted by the EU through the endorsement procedure established by the European Commission, with the exception of certain provisions of IAS 39 'Financial Instruments: Recognition and Measurement', relating to portfolio hedge accounting. Since the Group is not affected by these provisions, these Interim Condensed Consolidated Financial Statements comply with both the IFRSs as adopted by the EU and the IFRSs as issued by the IASB.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required for the annual financial statements and should be read in conjunction with the audited Consolidated Financial Statements for the year ended 31 December 2006.

The Interim Condensed Consolidated Financial Statements are presented in Cyprus pounds (C£) and all amounts are rounded to the nearest thousand except when otherwise indicated.

4. Significant accounting policies

The accounting policies that have been followed for the preparation of the Interim Condensed Consolidated Financial Statements for the three months ended 31 March 2007 are consistent with those followed for the preparation of the financial statements for year 2006, except for the adoption by the Group of the new and amended IFRSs as of 1 January 2007, and the adoption of an accounting policy for recording investments in associates, as stated below, as the Group had no such investments in the previous year.

Investments in associates
The Group's investments in associates are accounted for using the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

4. Significant accounting policies *(continued)*

Investments in associates *(continued)*
Using the equity method, the investment in associate is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate. The Group's share of the results of the associate is included in the income statement. Losses of the associate in excess of the Group's cost of the investment are recognised as a liability only when the Group has incurred obligations on behalf of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. Any excess of the Group s share of the net fair value of the associate's identifiable assets over the cost of the investment is included as income in the determination of the Group's share of the associate's profit or loss in the period in which the investment is acquired. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes through the statement of changes in equity. Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The reporting dates of the associate and the Group are identical and the associate's accounting policies are consistent with those followed by the Group.

New and Amended IFRSs and Interpretations
IFRS 7 'Financial Instruments: Disclosures' and a complementary amendment to IAS 1 'Presentation of Financial Statements – Capital Disclosures' (effective for annual periods beginning on or after 1 January 2007)
IFRS 7 requires additional disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments. In particular, it specifies minimum disclosures about credit risk, liquidity risk and market risk. IFRS 7 replaces IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' and the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation'.

The amendment to IAS 1 introduces disclosures relating to the level of an entity's capital and how it is managed.

The additional disclosures required, will be presented in the annual financial statements of the Group for 2007.

IFRIC 10 'Interim Financial Reporting and Impairment' (effective for annual periods beginning on or after 1 November 2006)
IFRIC 10 provides that, should any impairment losses be recognised in the interim financial statements in relation to goodwill, available-for-sale investments in equity shares or unquoted equity shares carried at cost, these impairment losses may not be reversed in subsequent interim periods or when preparing the annual financial statements.

IFRIC 11 and IFRS 2 'Group and Treasury Share Transactions' (effective for annual periods beginning on or after 1 March 2007)
The Group has early adopted IFRIC 11 on 1 January 2007. IFRIC 11 requires arrangements whereby an employee is granted options to buy equity shares, to be accounted for as equity-settled schemes by an entity, even if the entity, chooses or is required to buy those equity shares from another party, or the shareholders of the entity provide the equity shares granted. The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to equity instruments of the parent.

This Interpretation applies to the way the Group's subsidiaries account, in their individual financial statements, for options granted to their employees to buy equity shares of the Company.

5. Segmental analysis

The Group has three principal business segments: (a) banking and financial services, (b) life and general insurance business and (c) property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece and (c) other countries, primarily the United Kingdom, Eastern Europe and Australia.

The primary reporting format is by business segment.

	Banking and financial services		Insurance business		Property and hotel business		Total	
	Three months ended 31 March		*Three months ended 31 March*		*Three months ended 31 March*		*Three months ended 31 March*	
	2007 C£000	*2006 C£000*	***2007 C£000***	*2006 C£000*	***2007 C£000***	*2006 C£000*	***2007 C£000***	*2006 C£000*
Turnover	**256.760**	196.114	**20.109**	18.146	**1.981**	1.836	**278.850**	216.096
Profit before tax	**65.352**	39.173	**5.967**	4.661	**529**	515	**71.848**	44.349

6. Other income

Other income for the three months ended 31 March 2007 includes the excess of the Group's share of the net fair value of the net assets of the associate Cytrustees Investment Public Company Ltd of C£2.173 thousand and the share of losses of the associate amounting to C£8 thousand. It also includes dividend income of C£52 thousand (corresponding period of 2006: C£17 thousand).

7. Other operating expenses

Other operating expenses for the three months ended 31 March 2007 include depreciation of property and equipment and amortisation of intangible assets of C£4.473 thousand (corresponding period of 2006: C£4.721 thousand).

8. Basic and diluted earnings per share

	Three months ended 31 March	
	2007	*2006*
Profit after tax (C£ thousand)	**62.138**	37.221
Weighted average number of shares in issue during the period (thousand)	**553.876**	546.173
Basic earnings per share (cent)	**11,2**	6,8
Weighted average number of shares, adjusted for the exercise of share options (thousand)	**555.966**	546.276
Diluted earnings per share (cent)	**11,2**	6,8

8. Basic and diluted earnings per share *(continued)*

The Group has issued Share Options to its employees, which constitute potentially dilutive ordinary shares. The diluted earnings per share are calculated after adjusting the weighted number of shares in issue during the period, under the assumption that all potentially dilutive ordinary shares are converted into shares.

The weighted average number of shares for the three months ended 31 March 2006 has been adjusted to reflect the bonus element of the issue of shares under the Dividend Reinvestment Plan, resulting from the dividend payment in June and December 2006.

9. Loans and advances to customers

	31 March 2007	*31 December 2006*
	C£000	*C£000*
Loans and advances to customers	**9.355.844**	8.826.863
Provisions for impairment of loans and advances and suspended income	**(467.094)**	(461.708)
	8.888.750	8.365.155

Provisions for impairment of loans and advances and suspended income

	Provisions	Suspended income	**Total**
	C£000	*C£000*	***C£000***
At 1 January 2007	323.002	138.706	**461.708**
Exchange adjustments	469	62	**531**
Applied in writing off advances	(4.544)	(9.310)	**(13.854)**
Suspended income for the period net of current year collections	-	5.342	**5.342**
Collections of loans previously written off	2.013	-	**2.013**
Charge of the period	11.354	-	**11.354**
At 31 March 2007	332.294	134.800	**467.094**

10. Capital expenditure

The total capital expenditure of the Group for the three months ended 31 March 2007 amounts to C£2.489 thousand (corresponding period of 2006: C£3.437 thousand).

11. Other assets

Other assets at 31 March 2007 include the positive fair value of derivative financial instruments of C£18.865 thousand (31 December 2006: C£21.277 thousand).

12. Debt securities in issue

	Interest rate	*31 March 2007*	*31 Dec. 2006*
Medium term Senior Debt		***C£000***	*C£000*
€3 million 2003/2008	Three-month Euribor plus 0,45%	**1.742**	1.735
€300 million 2005/2008	Three-month Euribor plus 0,30%	**174.064**	172.709
€300 million 2006/2009	Three-month Euribor plus 0,33%	**171.170**	173.304
		346.976	347.748
Short term Commercial Paper			
in Euro	-	**137.067**	19.053
in U.S. Dollars	-	**96.653**	66.688
in British Pounds	-	**4.263**	-
		237.983	85.741
Interest-free loan from the European Development Bank	-	**288**	288
		585.247	433.777

Debt securities in issue are not secured and the rights and claims of debt security holders rank pari passu with the claims of depositors and other creditors of the Company.

Medium term Senior Bonds
The Company has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (31 December 2006: €1.500 million).

Under this Programme, the Company issued in June 2005, €300 million Senior Debt 2005/2008 which has a three-year term, bears a floating rate of interest and was issued at the price of 99,853%. In the context of the EMTN Programme, the Company issued in June 2006, €300 million Senior Debt 2006/2009, which has a three-year term, bears a floating rate of interest and was issued at the price of 99,942%. The €3 million Senior Debt 2003/2008 was issued at par in 2003.

At 31 March 2007, the amount of the €300 million Senior Debt 2006/2009 outstanding was €295 million (31 December 2006: €300 million) as €5 million (31 December 2006: nil) of Debt was held by the Company for trading purposes.

The issues of €300 million 2005/2008 and €300 million 2006/2009 are listed on the Luxembourg Stock Exchange.

Short term Commercial Paper
In April 2006 the Company established a Euro Commercial Paper (ECP) Programme with an aggregate nominal amount up to €500 million. According to the terms of the Programme, the Commercial Paper is issued in various currencies at a discount and pays no interest. Each issue will have a maturity period up to 364 days and the Commercial Paper will not be listed on any stock exchange.

13. Other liabilities

Other liabilities at 31 March 2007 include the negative fair value of derivative financial instruments of C£6.333 thousand (31 December 2006: C£10.152 thousand) and provisions for pending litigation or claims of C£2.473 thousand (31 December 2006: C£2.473 thousand).

14. Subordinated loan stock

	31 March 2007	*31 December 2006*
	C£000	*C£000*
Subordinated Bonds 2008/2013 in Euro (€200 million)	**114.893**	114.503
Subordinated Bonds 2011/2016 in Euro (€200 million)	**115.875**	111.308
Capital Securities Series A (C£65 million)	**64.011**	64.311
Capital Securities Series B (C£30 million)	**29.883**	29.883
	324.662	320.005

The subordinated loan stock issued by the Company is not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but have priority over those of the shareholders of the Company.

The Subordinated Bonds are classified as Tier 2 capital and the Capital Securities as Tier 1 capital for capital adequacy purposes.

Subordinated Bonds
The Company has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (31 December 2006: €1.500 million).

Under this Programme, the Company issued in October 2003, €200 million Subordinated Bonds 2008/2013 in Euro, bearing floating rate of interest and maturing in October 2013. The Company has the option to call the Bonds in whole during or after October 2008. The interest rate of the Bonds was set at the three-month Euribor plus 1,00% until October 2008 and will increase to plus 2,20% thereafter. The issue price of the Bonds was 99,766%. The Bonds are listed on the Luxembourg Stock Exchange. At 31 March 2007, the amount of €200 million Subordinated Bonds 2008/2013 outstanding amounted to €198.114 thousand (31 December 2006: €198.350 thousand) as €1.886 thousand (31 December 2006: €1.650 thousand) were held by the Company for trading purposes.

Under this Programme, the Company issued in May 2006, €200 million Subordinated Bonds 2011/2016 in Euro, bearing floating rate of interest and maturing in May 2016. The Company has the option to call the Bonds in whole during or after May 2011. The interest rate of the Bonds was set at the three-month Euribor plus 0,60% until May 2011 and will increase to plus 1,60% thereafter. The issue price of the Bonds was 99,861%. The Bonds are listed on the Luxembourg Stock Exchange.

14. Subordinated loan stock *(continued)*

Capital Securities
Capital Securities Series A amounting to C£65 million and Series B amounting to C£30 million were issued in Cyprus pounds in February 2003 and March 2004 respectively, and were offered in Cyprus. The Capital Securities have no maturity date, but may be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their nominal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear a floating interest rate, which is revised every three months. The interest rate is equal to the base rate of the Company at the beginning of each three-month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange.

At 31 March 2007, the Capital Securities Series A and Series B outstanding amounted to C£64.011 thousand and C£29.883 thousand respectively (31 December 2006: C£64.311 thousand and C£29.883 thousand respectively) as C£989 thousand of Capital Securities Series A and C£117 thousand of Capital Securities Series B (31 December 2006: C£689 thousand and C£117 thousand respectively) were held by the Company for trading purposes.

15. Share capital

	31 March 2007		*31 December 2006*	
	Shares (thousand)	***C£000***	*Shares (thousand)*	*C£000*
Authorised				
Shares of 50 cent each	**600.000**	**300.000**	600.000	300.000
Issued and fully paid				
At 1 January	**553.839**	**276.919**	545.316	272.658
Dividend reinvestment	**-**	**-**	6.519	3.259
Exercise of share options	**329**	**165**	2.004	1.002
At 31 March 2007/31 December 2006	**554.168**	**277.084**	553.839	276.919

The Company has in force a Dividend Reinvestment Plan under which all shareholders have the option to reinvest all or part of their dividend in shares of the Company at a discount of 10% on the market value of the shares. The reinvestment price for the dividend paid on 27 June 2006 was set at C£3,49 per share and for the interim dividend paid on 11 December 2006 it was set at C£5,07 per share. As a result of the dividend reinvestment, 6.519.027 shares were issued and the Company's share capital and share premium increased by C£3.259 thousand and C£24.434 thousand respectively.

Share Options
The Company has granted Share Options 2001/2007 to Group employees who were in service at 31 December 2000. The total number of Share Options granted was 3.216.700 and they give the holder the right to buy one share of the Company at the price of C£3,26 per share. The Share Options 2001/2007 can be exercised by their holders from 31 January 2004 to 31 December 2007.

15. Share capital *(continued)*

Share Options *(continued)*
The Company has also granted Share Options 2006/2007 to all permanent employees in Cyprus and Greece who were in service at 30 September 2006 (grant date) and will remain in service until 31 March 2007. The number of Share Options 2006/2007 issued was 4.283.300. At 31 March 2007, 4.207.759 Options had not been exercised by their holders, while 41 700 Options were forfeited because of the departure of their holders from the Group. The exercise price of the Share Options has been set at C£3,70 per Option and the exercise period is from 31 March 2007 to 30 June 2007.

During the three months ended 31 March 2007, 328.963 (31 December 2006: 2.004.493) Share Options 2001/2007 were exercised. At 31 March 2007, 541.494 Options had not been exercised by their holders, while 5.900 Options were forfeited because of the departure of their holders from the Group. As a result of the exercise of the Share Options, the Company's share capital and share premium increased by C£165 thousand (31 December 2006: C£1.002 thousand) and C£908 thousand (31 December 2006: C£5.532 thousand) respectively.

16. Dividend

On 27 February 2007, the Board of Directors of the Company decided to propose the payment of a dividend of 10 cent per share, amounting to C£55 417 thousand. The proposed dividend will be submitted for approval at the Annual General Meeting of the shareholders scheduled for 6 June 2007. The proposed ex-dividend date is 11 June 2007. As a result, registered shareholders on 8 June 2007 will be eligible to receive the dividend. The proposed dividend is not recognised as a liability until its approval by the Annual General Meeting and its subsequent payment to shareholders.

17. Cash and cash equivalents

	31 March 2007	*31 March 2006*
	C£000	*C£000*
Cash and non obligatory balances with central banks	**149.527**	121.641
Placements with banks repayable within three months	**2.423.453**	2.122.033
	2.572.980	2.243.674

18. Staff numbers

The number of persons employed by the Group at 31 March 2007 was 6.351 (31 December 2006: 6.192).

19. Group companies

The Interim Condensed Consolidated Financial Statements of the Group at 31 March 2007 include the following companies, by country of incorporation:

Cyprus: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd, JCC Payment Systems Ltd and Cytrustees Investment Public Company Ltd.
Greece: Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch of EuroLife Ltd) and Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd).
United Kingdom: Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd).
Channel Islands: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd.
Australia: Bank of Cyprus Australia Pty Ltd.
Romania: Bank of Cyprus Romania (branch of Bank of Cyprus Public Company Ltd) and Cyprus Leasing (Romania) IFN SA.
Ireland: BOC International Fund Management Ltd.

All companies are wholly owned subsidiaries of the Group, except for the following companies:

Company	Percentage holding at 31 March 2007	Accounting treatment
JCC Payment Systems Ltd	45	Proportional consolidation
Cytrustees Investment Public Company Ltd	25	Equity method

The Group decided to terminate the activities of its subsidiary BOC International Fund Management Ltd and has started the dissolution process. The subsidiary Old Company (BCL) Ltd has been liquidated and for the first time is not included in the consolidation for the three months ended 31 March 2007.

On 1 January 2006, the operations, assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership, of the two subsidiaries.

The subsidiary Cyprus Leasing (Romania) IFN SA and the branch of the Company in Romania (Bank of Cyprus Romania) were included in the consolidation for the first time during the three months ended 31 December 2006. The investment in the associated company Cytrustees Investment Public Company Ltd was acquired during the three months ended 31 March 2007 and is included in the consolidation for the first time.

There was no other change in the companies that were consolidated or in the method of consolidation compared to 31 March and 31 December 2006.

20. Related party transactions

	31 March 2007	31 December 2006
	C£000	C£000
Loans and other advances to:		
- members of the Board of Directors and key management personnel	5.454	4.806
- connected persons	78.483	79.947
	83.937	84.753
Contingent liabilities and commitments (mainly documentary credits, guarantees and commitments to lend)	49.418	52.183
	133.355	136.936
Tangible security	145.469	135.760
Deposits of:		
- members of the Board of Directors and key management personnel	4.845	3.291
- connected persons	10.937	14.990
	15.782	18.281

Interest income and expense from members of the Board of Directors, key management personnel and their connected persons for the three months ended 31 March 2007 amounted to C£1.148 thousand and C£80 thousand respectively.

Connected persons include spouses minor children and entities in which directors/key management personnel hold, directly or indirectly, at least 20% of the voting shares in general meeting.

All transactions with members of the Board of Directors and their connected persons are made on normal business terms. A number of credit facilities have been extended to key management personnel with the same terms as those which apply to the rest of the Group's employees.

Remuneration
During the three months ended 31 March 2007, the remuneration of the members of the Board of Directors and key management personnel amounted to C£726 thousand.

Other transactions
Mr Andreas Artemis, Vice-Chairman of the Board of Directors of the Company, holds an indirect interest and is Chairman of the Board of Directors of the Commercial Union Assurance (Cyprus) Ltd group which is engaged in general insurance business in Cyprus and Greece. The Commercial Union Assurance (Cyprus) Ltd group has entered into reinsurance arrangements with General Insurance of Cyprus Ltd, a subsidiary of the Company. The net reinsurance premiums which were assigned to the Commercial Union Assurance (Cyprus) Ltd group for the three months ended 31 March 2007 amounted to C£139 thousand (corresponding period of 2006: C£121 thousand).

20. Related party transactions *(continued)*

Other transactions *(continued)*
Mrs Anna Diogenous, member of the Board of Directors of the Company, holds an indirect interest in the company Pylones SA Hellas, which supplies the branch of the Company in Greece with equipment and services following tender procedures and in the company Unicars Cyprus Ltd which supplies the Company in Cyprus with cars and related services. The total purchases from these companies for the three months ended 31 March 2007 amounted to C£73 thousand (corresponding period of 2006: C£141 thousand).

Mr Costas Z. Severis, member of the Board of Directors of the Company, is the main shareholder of the company D. Severis and Sons Ltd, which is a general agent of the subsidiary of the Company, General Insurance of Cyprus Ltd. The total commissions paid to D. Severis and Sons Ltd for the three months ended 31 March 2007 amounted to C£31 thousand (corresponding period of 2006: C£24 thousand).

The balances and transactions of the Group with its associated company were: deposits at 31 March 2007 of C£1.728 thousand, interest expense for the period of C£8 thousand and fee and commission income for the period of C£40 thousand.

21. Other information

- There are no fixed charges in favour of third parties over the Group's property and equipment as at 31 March 2007.

- The Group's provision for pending litigation or claims at 31 March 2007 is set out in Note 13. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position or operations.

- The court of New York has issued a judgement in relation to the application which was pending before it for the payment by the Company of an amount up to $77 million (C£34 million) plus interest since May 2001, which specific customers allegedly held with the Company. The judgement was issued on 12 March 2007 and the court ruled that at the time of service of the application there were no funds within its jurisdiction in the name of the specific customers and as a result the claim for the payment of the said amount to the applicants was rejected. The Group, pursuant to consultation and advice from its legal counsel in New York, expects that the final outcome of the above proceedings will not have a material impact on the Group's financial position.

- On 27 July 2005, the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Company of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the sale of shares in Greece in October 2000, and that a report on its findings will be prepared and sent to the Attorney General of the Republic of Cyprus. The Group does not expect that the outcome of the investigation will have any material impact on the Group's financial position.

- In September 2006 a law suit against the Company has been served by the 'Trustees of the AremisSoft Corporation Liquidating Trust' before the New York district court, claiming that the Company, in breach of its obligations to AremisSoft, has not taken all the necessary measures to prevent the principal shareholder of AremisSoft to execute transfers leading to the appropriation by him of significant sums belonging to AremisSoft. The 'Trustees of the AremisSoft Corporation Liquidating Trust' request the issuance of a court order for an amount of at least $50 million (C£22 million). The Company denies the content of the law suit and all demands contained therein. The Group does not expect to have any material financial impact as a result of the law suit.

22. Post balance sheet events

The public tender offer submitted by the Company to the shareholders of Cytrustees Investment Public Company Ltd for the acquisition of up to 50% plus one share of Cytrustees at €2,45 per share, has been successfully completed on 27 April 2007.

Presentations

Rule 12g3-2(b) File No.082-34996

Bank of Cyprus Group

Financial Results for 1st Quarter 2007

10 May 2007

Disclaimer

Certain statements, beliefs and opinions in this presentation are forward-looking. Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risks and uncertainties and assumptions about the Group that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. We have based these forward-looking statements on our current expectations and projections about future events. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Readers are cautioned not to place undue reliance on forward-looking statements, which are based on facts known to the Group only as of the date of this presentation.

Neither this presentation nor a copy of it may be taken or transmitted into the United States of America, its territories or possessions or distributed, directly or indirectly, in the United States of America, its territories or possessions. Neither this presentation nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any such securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this presentation in other jurisdictions may be restricted by law and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions.

The securities issued by Bank of Cyprus Public Company Ltd have not been, and will not be, registered under the US Securities Act of 1933 ("the Securities Act") or under the applicable securities laws of Canada, Australia or Japan.

Financial Results 1Q07 - Highlights

The base currency of all amounts included in the presentation is Cyprus Pounds. The conversion into Euro was made using the exchange rate prevailing on 31 March 2007 of €1=C£0,5807.

Record high levels in 1Q07



Profit after tax (€mn)
Profit after tax (€mn)
FULL YEAR TARGET
1Q07
Return on equity
Cost to income ratio

Spectacular growth...


Loans (€bn)
13,2
16,1


Deposits (€bn)
17,8
21,6


Loans/deposits ratio
74,1%
74,7%

- Lending growth in all geographic markets
  - 10.000 new clients in Greece in 1Q07
  - 6.000 new clients in Cyprus in 1Q07
- Particularly high growth in the mortgage sector in Cyprus
- Deposit growth remains strong

Continuing improvement in loan quality


NPLs development (1)
2006
2007

- Further absolute NPL reduction
- Increased provision coverage
  - Higher degree of confidence on adequacy of current provisioning levels


Provision charge
100
19


Provision coverage (2)
47%
72%

Income Statement Review

A spectacular improvement in profitability and efficiency driven by core profits...

Income & Expense Analysis (€mn)	1Q07	1Q06	Change
Net interest income	173	135	+28%
Fee & commission income	50	41	+21%
Net operating income from insurance operations	13	12	+10%
Other operating income	19	23	-12%
Total income	255	211	+21%
Total expenses	112	103	+9%
Profit before provisions	143	108	+33%
Provisions	19	32	-37%
Profit before tax	124	76	+62%
Profit after tax	107	64	+67%


Return on equity
1Q06
1Q07


Cost/income
1Q06
1Q07

… underpinned by strong performance across BOC's diversified business


Cyprus

- Cyprus
  - High volumes
  - Reduction of c edit costs
- Greece
  - High volumes
  - Maturing bran h network and client relation hips
  - Continuing br nch openings


Greece


Other co tries

Strong increase in net interest income


Net interest income (€mm)
Group
Cyprus
Greece
1Q06
1Q07


Net interest margin
Group
Cyprus
Greece
FY06
1Q06
1Q07

High double digit growth in non interest inc me sources

- Fees and commissions growth mainly driven by:
  - Volume growth in Cyprus


Fees and cor nissions (€mm)

- Foreign exchange income increase mainly driven by:
  - Volume growth in Cyprus, especially in international banking activities
  - Volume growth in Greece


Foreign excha ge income (€mm)

- Growth in income from insurance business mainly driven by:
  - Good growth rates in Cyprus
  - Increased bancassurance penetration in Greece


Income from insu nce business (€mm)

Spectacular efficiency improvement


Income vs. expense growth (€mm)
Cost to income ratio

Cost containment ...

Cost/Income


Group
Cyprus
Greece
FY06
1Q06
1Q07

Staff cost (€mm)


71
1Q06
1Q07

Other operating expenses (€mm)


37
41
1Q06
1Q07

... with parallel network expansion in Greece



Branch network development


121
Today

- Network covers all districts in Greece
- Network is still very young
  - < 3 years old 31% of network
  - < 5 years old 50% of network

- 9 new branches in last 12 months
- Another 7 branches in the pipeline
  - Renovation work has started on recently rented properties

Balance Sheet Review

Balance Sheet overview

€mm	1Q07	1Q06	% growth
Cash and balances with central banks	736	622	+18%
Placements with banks	4.495	3.723	+21%
Debt securities, T-bills, equity investments	4.377	3 750	+17%
Net loans to customers	15.307	12 485	+23%
Other assets	1.291	1.128	+15%
Total assets	26.206	21.708	+21%
Amounts due to banks	447	476	-6%
Customer deposits	21.656	17.847	+21%
Debt securities in issue	1.008	553	+82%
Other liabilities	980	824	+19%
Subordinated loan stock	631	559	-11%
Shareholders' equity	1.656	1,377	+20%

Loans by geographic sector


(€mm)
TOTAL
TOTAL
31.03.06
31.03.07

	Share in the Group total % 31.03.06	31.03.07	Annual increase %	Market share
□ Cyprus	48%	48%	23%	27,4%
■ Greece	43%	42%	20%	3,7%
■ Other countries	9%	10%	24%	

Well diversified loan portfolio


Cyprus
Mortgages
Consumer & cards
17% of total
(3% yoy growth)
SMEs
16% of total
(20% yoy growth)
Corporate
47% of total
(20% yoy growth)
Greece
Mortgages
Consumer & cards
(30% yoy growth)
Corporate
22% of total
SMEs
(17% yoy growth)
Group
Consumer & cards
(12% yoy growth)
SMEs
Mortgages
17% of total
(47% yoy growth)
Corporate

Loan quality improved across the board

Group NPL ratio improved to 5,0% (against 8,6% a year ago)

Cyprus NPLs development



- Best NPL ratio of a l Cypriot banks
- High ratio by inter ational standards
  - Prolonged perio for recovery of collateral

- NPL ratio better than average of banking system in Greece (5,4% at end-2006)
- NPL improvement despite high growth rates

Greece NPL development



Deposits by geographic sector


(€mm)
21% increase
TOTAL
TOTAL
12.101

	Share in the Group total %		Annual increase %	Market share
□ Cyprus	57%	56%	20%	29,9%
■ Greece	37%	37%	21%	3,8%
■ Other countries	6%	7%	24%	

Capital adequacy overview per Basel II

(€mm)	01.01.07
Shareholders' equity	1.656
Tier I Capital *	1.338
Tier II Capital	458
Total Regulatory Capital	1.796
Tier I ratio	9,5%
Tier II ratio	3,3%
Total capital ratio	12,8%

* Includes an amount of €162mn of Hybrid Tier 1 Capital

New markets: Romania and Russia

Romania

- **Leasing subsidiary fully operational**
- **First branch in Bucharest to start operations in June 2007**
- **Loan applications already in the pipeline**

Russia

- **Final stage for licence**
- **Should be fully operational early 3Q2007**
- **Successful pre-marketing**
  - **High quality customers**
  - **Attractive spreads**

We will update you as we progress throughout the year

Our Rejection of Marfin's approaches

Marfin's approaches: Limited benefits significant risks

"Strategic cooperation" is code for Marfin seeking to obtain creeping control of Bank of Cyprus

- **International combination makes no sense**

High risks

- **Distraction from execution of current strategic plan**
- **Integration risk**
  - **Different cultures and underlying philosophy**
- **Anti-competitive / market share issues in Cypriot market**
- **Rigid labour laws**

Limited benefits

- **Unrealistic synergies:**
  Significantly higher than international benchmarks and exaggerated even more by the peculiarities the Cypriot banking environment

Bank of Cyprus does not need Marfin

Bank of Cyprus has strong strategic positions and continues to create value for its shareholders

Contacts

Yiannis Kypri
Group Chief General Manager
Tel: +357 22 842126
Email: yiannis.kypri@cy.bankofcyprus.com

Christis Hadjimitsis
Group General Manager Finance
Tel: +357 22 842127
Email: ch.hadjimitsis@cy.bankofcyprus.com

Investor Relations

Marianna Pantelidou
Investor Relations Officer
Tel: +357 22 881740
Email: marianna.pantelidou@cy.bankofcyprus.com

Marina Rossou
Investor Relations
Tel: +357 22 881683
Email: marina.rossou@cy.bankofcyprus.com

Website
www.bankofcyprus.com

Appendix 1: Detailed Financial Information

Cyprus operations delivered strong financial performance

(€mn)	1Q07	1Q06	% growth	FY06
Net interest income	[illegible]	73	+34%	343
Fees and commissions	34	28	+23%	121
Income from insurance operations	12	11	[illegible]	[illegible]
Net gains on sale and change in fair value of financial instruments	[illegible]	13	[illegible]	[illegible]
Foreign exchange and other income	13	7	+78%	[illegible]
Total income	163	132	+24%	[illegible]
Staff costs	(44)	(43)	+2%	(177)
Other operating expenses	(21)	(18)	+14%	(81)
Total expenses	(65)	(62)	[illegible]	(258)
Provision for bad debts	(7)	(16)	[illegible]	(45)
Profit before tax	91	54	[illegible]	279
Tax	(9)	(7)	+40%	(36)
Profit after tax	82	47	+72%	243
Net Interest Margin	2,57%	2,12%	+45 b.p.	[illegible]
Return on Equity	43,0%	28,3%	+14,7 p.p.	35,0%
Cost/income	39,9%	47,0%	-7,1 p.p.	44,3%

Greek operations experienced improved profitability

(€mn)	1Q07	1Q06	% growth	FY06
Net interest income	[illegible]	54	+21%	239
Fees and commissions	12	11	+12%	43
Income from insurance operations	2	1	+30%	6
Net gains on sale and change in fair value of financial instruments	0	2	-110%	2
Foreign exchange and other income	1	1	+0%	3
Total income	80	68	+18%	292
Staff costs	(22)	(18)	+24%	(73)
Other operating expenses	(18)	(17)	+4%	(66)
Total expenses	(40)	(35)	+15%	(139)
Provision for bad debts	(12)	(10)	+16%	[illegible]
Profit before tax	28	19	+42%	86
Tax	(7)	(5)	+28%	(21)
Profit after tax	21	14	+50%	64
Net Interest Margin	3,02%	3,10%	-8 b.p.	3,14%
Return on Equity	16,7%	13,4%	+3,3 p.p.	14,0%
Cost/income	49,7%	50,0%	-0,3 p.p.	47,7%

Operations in UK and Australia delivered increased earnings

(€mn)	1Q07	1Q06	% growth	FY06
Net interest income	10	9	+10%	36
Fees and commissions	3	2	+30%	10
Net gains on sale and change in fair value of financial instruments	0	0	-104%	(7)
Foreign exchange and other income	0	0	-21%	1
Total income	13	10	+24%	39
Staff costs	(5)	(4)	+7%	(18)
Other operating expenses	(3)	(3)	+10%	(11)
Total expenses	(8)	(7)	+10%	(29)
Provision for bad debts	0	0	-60%	2
Profit before tax	5	3	+70%	12
Tax	(1)	(0)	+194%	(4)
Profit after tax	4	3	+61%	8
Net Interest Margin	1,91%	2,09%	-18 b.p.	1,87%
Return on Equity	14,2%	11,2%	+2,9 p.p	6,5%
Cost/income	60,0%	67,8%	-7,8 p.p.	74,7%

Appendix 2: Financial Targets 2007-2009

Key strategic directions 2007-2009

Cyprus

Domestic banking
- Benefit from strong economic growth and European Monetary Union entry
- Market share gains in targeted product areas
- Further efficiencies realisation

International banking
- Deepening product set
- Benefit from fast expanding market

Greece
- Further increase of network to 190 branches by 2009 to enhance penetration
- Improved revenue generation through maturing of client relationships
- Enhanced cross-selling

New markets
- Market with:
  - Solid macroeconomic fundamentals
  - Positive banking sector prospects
  - Large population
  - Brand recognition of Bank of Cyprus
- Accelerated market entry may also be supported by acquisitions (if they add value)
- Aim to repeat Greek success story



Financial targets 2007-2009
• Widen "jaws"
• Improve profitability
• Increase shareholder value
Return on Equity
47%
40%
22%
>25%
Profit after
CAGR >25%
2006
2009E



Financial targets 2007-2009 for loan quality
• Quality lending
• Efficient monitoring of advances
NPLs/advances
<4,0%
• Increased provision coverage
NPLs coverage
80%
2006
2009E



Profit target for 2007
Profit After Tax to increase by 31%
(€mm)
+31%
317
415
2006



Main assumptions of 2007-2009 financial plan
2007-2009
CAGR
Growth
• Loans 21%
• Deposits 16%
• Risk weighted assets 21%
Income
• Net interest income 18%
• Total income 16%
Expenses
• Total expenses 9%
Increase the loans to deposits ratio by 12 percentage points
No issue of new shares
Increase in net interest margin
• Greece through increase in deposit spread
• Entry into new higher margin geographies


Expansion into markets other than Cyprus and Greece:
Group loan portfolio in 2011
Other markets 10%
Greece 43%
Cyprus 47%
2006
Other markets 20%
Greece 50%
Cyprus 30%
2011

Annual Reports

Rule 12g3-2(b) File No.082-34996

attached

Prospectus/ Information Memorandum

Rule 12g3-2(b) File No.082-34996

attached

Prospectus dated 4 June 2007

Bank of Cyprus

BANK OF CYPRUS PUBLIC COMPANY LTD

(incorporated in the Republic of Cyprus as a limited liability company under the Cyprus Companies Law, Cap.113, Registered in Cyprus under no. 165)

€2,000,000,000

Euro Medium Term Note Programme

Under the Euro Medium Term Note Programme described in this Prospectus (the "Programme"), Bank of Cyprus Public Company Ltd (the "Bank"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue Euro Medium Term Notes (the "Notes"). The aggregate nominal amount of Notes outstanding will not at any time exceed €2,000,000,000 (or the equivalent in other currencies).

Application has been made to the *Commission de Surveillance du Secteur Financier* (the "CSSF") in its capacity as competent authority under the Luxembourg Act dated 10 July 2005 relating to prospectuses for securities (*loi relative aux prospectus pour valeurs mobilières*) for the approval of this document as a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive"). Application has been made to the Luxembourg Stock Exchange for Notes issued under this Base Prospectus to be admitted to trading on the Luxembourg Stock Exchange's regulated market (the "Luxembourg Stock Exchange Regulated Market") and to be listed on the Official List of the Luxembourg Stock Exchange. References in this Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the official list and admitted to trading on the Luxembourg Stock Exchange Regulated Market. The Luxembourg Stock Exchange Regulated Market is a regulated market for the purposes of the Investment Services Directive 93/22/EC. However, unlisted Notes may be issued pursuant to the Programme. The relevant Final Terms (as defined on page 15) in respect of the issue of any Notes will specify whether or not such Notes will be listed on the official list and admitted to trading on the Luxembourg Stock Exchange (or any other stock exchange).

The Notes of each Series (as defined on page 15) in bearer form will initially be represented by a temporary global note in bearer form, without interest coupons (each a "temporary Global Note"). Notes in registered form will be represented by registered certificates (each a "Certificate"), one Certificate being issued in respect of each Noteholder's entire holding of Registered Notes (as defined below) of one Series and may be represented by a Global Certificate (as defined below). If the Global Notes are stated in the applicable Final Terms to be issued in new global note ("NGN") form they are intended to be eligible collateral for Eurosystem monetary policy and the Global Notes will be delivered on or prior to the original issue date of the relevant Tranche to a common safekeeper (the "Common Safekeeper") for Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg").

Global notes which are not issued in NGN form ("Classic Global Notes" or "CGNs") and Certificates will be deposited on the issue date of the relevant Tranche either with (a) a common depositary on behalf of Euroclear and Clearstream, Luxembourg (the "Common Depositary") or (b) such other clearing system as agreed between the Bank and the relevant Dealer. Interests in temporary Global Notes will be exchangeable for interests in permanent global notes (each a "permanent Global Note" and, together with the temporary Global Notes, the "Global Notes"), or if so stated in the relevant Final Terms, definitive Notes ("Definitive Notes"), after the date falling 40 days after the completion of the distribution of such Tranche (as defined in "General Description of the Programme") upon certification as to non-U.S. beneficial ownership. Interests in permanent Global Notes will be exchangeable for Definitive Notes in whole but not in part as described under "Summary of Provisions Relating to the Notes while in Global Form". Notes of each Tranche of each Series to be issued in registered form ("Registered Notes") and which are sold in an "offshore transaction" within the meaning of Regulation S ("Unrestricted Notes") under the U.S. Securities Act of 1933 (the "Securities Act") will initially be represented by a permanent registered global certificate (each an "Unrestricted Global Certificate"), without interest coupons, which may be deposited on the issue date (a) in the case of a Tranche intended to be cleared through Euroclear and/or Clearstream, Luxembourg, with a common depositary on behalf of Euroclear and Clearstream, Luxembourg and (b) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear and/or Clearstream, Luxembourg, The Depositary Trust Company ("DTC") or delivered outside a clearing system, as agreed between the Bank and the relevant Dealer.

Registered Notes which are sold in the United States to qualified institutional buyers within the meaning of Rule 144A under the Securities Act ("Restricted Notes") will initially be represented by a permanent registered global certificate (each a "Restricted Global Certificate" and, together with the "Unrestricted Global Certificate", the "Global Certificates"), without interest, which may be deposited on the issue date either with (a) a common depositary on behalf of Euroclear and Clearstream, Luxembourg, or (b) a custodian for, and registered in the name of Cede & Co. as nominee for, DTC (the "Custodian").

Beneficial interests in Global Certificates held by Euroclear, Clearstream, Luxembourg and/or DTC will be shown on and transfers thereof will be effected only through, records maintained by Euroclear, Clearstream, Luxembourg and/or DTC and their participants. See "Clearing and Settlement". The provisions governing the exchange of interests in the Global Notes and in each Global Certificate are described in "Summary of Provisions Relating to the Notes while in Global Form".

Tranches of Notes (as defined in "General Description of the Programme") issued under the Programme may be rated or unrated. Where a Tranche of Notes is rated, such rating will be specified in the relevant Final Terms. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

The issue price and the amount of the relevant Notes will be determined, before filing of the relevant Final Terms of each Tranche, based on then prevailing market conditions.

Arranger

Merrill Lynch International

Dealers

Banc of America Securities Limited	**Bank of Cyprus**
Barclays Capital	**Citi**
Credit Suisse	**Deutsche Bank**
Goldman Sachs International	**JPMorgan**
Merrill Lynch International	**Natixis**
UBS Investment Bank	**UniCredit Group (HVB)**

This Prospectus comprises a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") and for the purpose of giving information with regard to the Bank and its subsidiaries and affiliates taken as a whole (the "Group") and the Notes which, according to the particular nature of the Bank and the Notes, is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Bank.

The Bank accepts responsibility for the information contained in this Prospectus. To the best of the knowledge of the Bank (having taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Prospectus is to be read in conjunction with all documents which are incorporated herein by reference (see "Documents Incorporated by Reference").

No person has been authorised to give any information or to make any representation other than those contained in this Prospectus in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Bank or any of the Dealers or the Arranger (as defined in "General Description of the Programme"). Neither the delivery of this Prospectus nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Bank or the Group since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Bank or the Group since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

In the case of any Notes which are to be admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive (2003/71/EC), the minimum specified denomination shall be €50,000 (or its equivalent in any other currency as at the date of issue of the Notes).

The distribution of this Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Bank, the Dealers and the Arranger to inform themselves about and to observe any such restriction. The Notes have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States, and may include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered or sold or, in the case of bearer Notes, delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act ("Regulation S")).

The Notes are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S and within the United States to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act ("Rule 144A"). Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of Notes and distribution of this Prospectus see "Subscription and Sale" and "Transfer Restrictions".

The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission (the "SEC"), any state securities commission in the United States or any other U.S. regulatory authority, nor has any of the foregoing authorities passed upon or endorsed the merits of the offering of Notes or the accuracy or the adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

TO NEW HAMPSHIRE RESIDENTS: NEITHER THE FACT THAT A REGISTRATION STATEMENT NOR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS

AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

This Prospectus does not constitute an offer of, or an invitation by or on behalf of the Bank or the Dealers to subscribe for, or purchase, any Notes.

The Arranger and the Dealers have not separately verified the information contained in this Prospectus. None of the Dealers or the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Prospectus. Neither this Prospectus nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Bank, the Arranger or the Dealers that any recipient of this Prospectus or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Prospectus and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Bank during the life of the arrangements contemplated by this Prospectus nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

In connection with the issue of any Tranche (as defined in "General Description of the Programme"), the Dealer or Dealers (if any) named as the stabilising manager(s) (the "Stabilising Manager(s)") (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche and 60 days after the date of the allotment of the relevant Tranche. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.

In this Prospectus, unless otherwise specified or the context otherwise requires, references to "euro" and "€" are to the single currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community as amended by the Treaty on the European Union and the Treaty of Amsterdam, references to "C£" are to Cyprus Pounds, references to "USD" or "U.S.$" are to U.S. dollars, references to "AUD" are to Australian dollars and references to "GBP" are to pounds sterling. Unless otherwise specified, where financial information has been translated into another currency, it has been translated, for convenience only, at the relevant rate set out below:

€/C£	0.5782
USD/C£	0.4391
GBP/C£	0.8614
AUD/C£	0.3469

The above rates are the approximate middle spot rates on 31 December 2006.

Such translations should not be construed as a representation that the amounts in question have been, could have been or could be converted into the relevant currency at that or any other rate.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus should be read and construed in conjunction with (i) the audited consolidated annual financial statements of the Bank for the financial years ended 2005 and 2006 together in each case with the audit report thereon and (ii) the interim unaudited consolidated condensed statements of the Bank for the three months ended 31 March 2007, which have been previously published or are published simultaneously with this Prospectus and which have been filed with the Luxembourg Stock Exchange. Such documents shall be incorporated in, and form part of this Prospectus, save that any statement contained in a document which is incorporated by reference herein shall be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Prospectus.

Copies of documents incorporated by reference in this Prospectus may be obtained from (i) the registered office of the Bank, and/or (ii) the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

If at any time the Bank shall be required to prepare a supplement to the Prospectus pursuant to Article 16 of the Prospectus Directive the Bank will prepare and make available an appropriate supplement to this Prospectus or a further Prospectus which shall be approved by the CSSF and which, in respect of any subsequent issue of Notes to be listed on the official list and admitted to trading on the Luxembourg Stock Exchange Regulated Market, shall constitute a supplement to the base prospectus as required by Article 16 of the Prospectus Directive.

The Bank has given an undertaking to the Dealers that if at any time during the duration of the Programme there is a significant new factor, material mistake or inaccuracy relating to information contained in this Prospectus which is capable of affecting the assessment of any Notes and whose inclusion in this Prospectus or removal is necessary for the purpose of allowing an investor to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Bank and the rights attaching to the Notes, the Bank shall prepare a supplement to this Prospectus or publish a replacement Prospectus for use in connection with any subsequent offering of the Notes and shall supply to each Dealer such number of copies of such supplement hereto as such Dealer may reasonably request.

Audited annual financial statements of the Group		*2005*[1]	*2006*[2]
Balance sheet	p.	85	7
Income statement	p.	84	6
Statement of changes in equity	p.	87-88	8-9
Cash flow statement	p.	88	10
Summary of significant accounting policies	p.	89-101	11-24
Notes to the financial statements	p.	102-150	25-83
Auditors' report	p.	151	84-85

Interim Condensed Consolidated Financial Statements for the Three Months Ended 31 March 2007	
Interim Condensed Consolidated Income Statement	page 1
Interim Condensed Consolidated Balance Sheet	page 2
Interim Condensed Consolidated Statement of Changes in Equity	page 3
Interim Condensed Consolidated Cash Flow Statement	page 5
Notes to the Interim Condensed Consolidated Financial Statements	pages 6-16

Any other information not listed above, but contained in the documents incorporated by reference, is incorporated by reference for information purposes only.

Notes:

1 Annual Report 2005

2 Financial Statements 2006

AVAILABLE INFORMATION

The Bank has agreed that, for so long as any Notes are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Bank will, during any period in which it is neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act") nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner or to the Trustee for delivery to such holder, beneficial owner or prospective purchaser, in each case upon the request of such holder, beneficial owner, prospective purchaser or Trustee, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

FORWARD-LOOKING STATEMENTS

This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including, without limitation, those regarding the Bank's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Bank's products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Bank, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Bank's present and future business strategies and the environment in which the Bank will operate in the future. These forward-looking statements speak only as of the date of this Prospectus. The Bank expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Bank's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

RISK FACTORS

Prospective investors should consider carefully the risks set forth below and the other information contained in this Prospectus prior to making any investment decision with respect to the Notes. Each of the risks highlighted below could have a material adverse effect on the business, operations, financial condition or prospects of the Bank, which in turn, could have a material adverse effect on the amount of principal and interest which investors will receive in respect of the Notes. In addition, each of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

Prospective investors should note that the risks described below are not the only risks the Bank faces. The Bank has described only those risks relating to its operations that it considers to be material. There may be additional risks that it currently considers not to be material or of which it is not currently aware, and any of these risks could have the effects set forth above.

Risk Factors relating to the Bank

Strategic targets set out in the Group's three year strategic plan may not be achieved

The Group's three year strategic plan (2007-2009) contains strategic targets which assume the following strategic directions:

- **Exploiting opportunities in Cyprus**
- Enhancement of the position in the domestic market with particular focus on the retail sector in light of the positive macroeconomic environment, reinforced by the forthcoming entry into the European Monetary Union and the ongoing structural changes in the financial services sector.

  The Group targets further market share gains in loans through its targeted product marketing policy, flexible products, cross-selling through alternative distribution channels and increase of front line personnel.
- Effective cost control through further improvements in network efficiency, controlled recruitments, and through exploitation of cost synergy opportunities from the support functions in Greece and Cyprus.
- Further improvement in the quality of the loan portfolio.
- Further strengthening of the Group's leading position of profitable international banking to companies based in Cyprus.

- **Further expansion in Greece and growing profitability of its maturing network**
- Expansion of the Group's presence in the Greek banking market in light of the strong macroeconomic fundamentals and the persisting low banking penetration of the Greek market relative to the Eurozone.

  To this end the Group plans the expansion of the branch network to 190 branches by 2009 (from 120 today), with particular emphasis on the Athens metropolitan area and other urban centres.
- Improvement of revenue generation through maturing of client relationships. The maturity of the approximately 800,000 client relationships, offering improved pricing and cross-selling opportunities as well as the particularly cost efficient structure of the operations, are expected to significantly enhance profitability.

- **Expansion into new markets**

  The Group's expansion into new markets aims at the long-term continuation of its high growth rates and is based on its strategic advantages in order to minimise risk and create value for shareholders. Countries that have been targeted are those where Bank of Cyprus has existing client relationship, feature extensive population, strong macroeconomic environment, low banking sector penetration, and brand recognition for Bank of Cyprus, thus providing very good prospects for the Group. The experience of our successful expansion into the competitive Greek market, the Group's high liquidity levels, and the existing client relationships form Bank of Cyprus' competitive advantage compared to the competition.
- Commencement of operations in Romania

Bank of Cyprus has already obtained all the relevant licenses for the commencement of banking operations in Romania and plans the full commencement of operations in the first six months of 2007.

- Commencement of operations in Russia in 2007

  Russia is a large market where the Group aims to commence operations in 2007. The largest part of the bank licensing procedure has already been completed.

  The prospects of the banking sector in Russia are very attractive for new market entrants due to the low penetration of the sector and the rapid growth rates of the Russian economy. Bank of Cyprus strategy to penetrate the Russian banking market entails initially the development of a loan portfolio and the provision of services (guarantees, letters of credit, foreign exchange services, payment orders, liquidity management) to existing corporate clients of the Group thus minimising credit risk and effectively deploying excess liquidity.

The effect of the Bank not reaching the strategic targets would mean that the financial performance targeted may not be achieved.

Non-Performing Loans represent a significant percentage of the Group's loan portfolio

Non-performing loans and advances (i.e. those with arrears exceeding 3 months) will continue to affect the Group's operating results, as in the past. As at 31 December 2006, the Group's non-performing loans and advances, after suspension of interest income, represented 5.6 per cent. of total Group loans and advances. The level of the Group's non-performing loans and advances is higher than that of many other banks in the European Union.

The majority of non-performing loans and advances originate from banking operations in Cyprus. Although these loans and advances are secured by collateral, it takes a long time to foreclose the collateral. Due to legal issues relating to the guarantees, non-performing loans and advances remain on the Group's balance sheet for significantly longer time than for other banks in the European Union.

To this end, concerted efforts are being made by Cypriot banks in an attempt to change the procedures for foreclosing collateral in Cyprus. Furthermore, the Group has taken measures for the improvement of its loan portfolio. These measures include the improvement of its credit approval systems and of its credit rating and credit scoring systems, but also the adoption of detailed and strict procedures for handling overdue amounts. No assurance can be provided that the legal framework of foreclosing collateral in Cyprus will be improved or that the measures taken by the Bank will effectively contain non-performing loans and advances. Furthermore there can be no assurance as to the Bank's satisfaction from the liquidation of collateral.

The regulatory framework of the banking sector in Cyprus is changing

The Bank's operations are supervised by the Central Bank of Cyprus. The Bank has to comply with the requirements of the European Union and of the Cypriot legislation, as well as with the regulation and supervision of the Central Bank of Cyprus.

The introduction of stricter legal or regulatory changes which may take place in the future as a result of regulations of the European Union or of the Central Bank of Cyprus may adversely affect the Group's results and financial condition.

Economic and political developments in Cyprus, Greece and globally

The Group is a financial services organisation and therefore is affected by developments in the Cypriot and Greek as well as the global money and capital markets.

Consequently the Group's results and financial condition are affected to a large extent by macro economic factors such as the phases of the economic cycle, economic developments, changes in the legal framework and political developments to the extent that they have a direct impact on the money and capital markets. Other than market risk, the particular characteristics and developments in the business sector, from which the largest part of the Bank's income is derived, also affect the banking sector and therefore might impact on its profitability.

In particular, the major challenges and threats for the Bank derive from the deregulation of the credit system and its operation in the framework of the integrated Eurozone system. These are mainly associated with the decrease in interest rates, the deterioration of interest rate margins, the contraction of foreign-exchange business and the intensification of competition. Furthermore the performance of the stock markets in Cyprus, Greece and internationally may play a significant role to

the extent that this affects banks' attempts to differentiate and expand their sources of income, with the aim of minimising their risks. Also, a deviation from official forecasts of the growth rates of major macroeconomic and other indicators of the Cypriot and Greek Economy, like inflation and unemployment, may have a negative impact on the banking sector. Finally, major potential adverse political developments (at the national or international level) could possibly affect the economy, the capital markets and consequently the banking system.

The Bank's management, having considered the factors addressed above, plans and realigns its strategy for up to date and effective risk management. As a result, a Risk Management Unit has been established which operates under international best practice standards, managing market, credit and operational risk and contributing to the continuous improvement of the Bank's and the Group's financial footings.

Intensification of competition

The Group faces intense competition in all the areas in which it operates. In Cyprus, competition originates primarily from commercial banks, cooperative credit institutions, and international banking units providing similar services and products. As a result of the harmonisation of the Cypriot banking sector to the European Union *acquis communautaire*, banking institutions licensed to operate in the EU are entitled to open branches in Cyprus without having to obtain a permit from the Central Bank of Cyprus, therefore potentially leading to increased competition.

Furthermore, the planned introduction of the euro as a replacement of the national currency in 2008 will further reduce barriers to entry in the Cypriot market by other European banks and financial services companies possibly leading to increased competition.

In Greece, the Group competes with Greek banks, which control the largest share of the total assets of the banking system with cooperative banks and branches of credit institutions headquartered in European Union members countries.

Notwithstanding the Group's leading position in Cyprus and the growth of operations in Greece, it cannot be assured that the Bank will continue to maintain its leading position in Cyprus or that it will accomplish its target of strengthening its position in the Greek banking sector.

Should competition intensify due to the entry into Cyprus of foreign banks offering competitive interest rates in deposits and loans compared to those traditionally offered by the Bank, the Bank may face a deterioration in its profit margins. In order to compete with foreign banks, the Bank may offer more competitive rates, which may have a negative impact on its profitability. It is also possible that increased competition from foreign banks will adversely affect the results and financial condition of the Bank.

Litigation Risk

The Group, as a financial services organisation, may from time to time become involved in legal or arbitration proceedings which may significantly affect the Group's operations and results.

Litigation risk arises from legal proceedings pending or threatened against the Group which may incur significant costs to the Group.

Furthermore, in the event that legal issues are not properly dealt with by the Group, these may give rise to the unenforceability of contracts with customers, legal actions against the Group, adverse judgments and the diminished reputation of the Group. All these events may disrupt the smooth operation of the Group, possibly reducing the Group's reserves and profits.

Reference should also be made to the section headed "Litigation" on page 87 of the Prospectus.

The Group's management places particular emphasis on properly assessing and managing the risks associated with legal disputes or arbitration proceedings and other legal issues and assesses that there is no specific legal dispute or arbitration proceeding which in recent years has had or may have a significant effect on the Group's financial position.

Political and economic developments in Cyprus and elsewhere could adversely affect the Group's operations

External factors, such as political and economic developments in Cyprus and overseas, may negatively affect the Bank's operations, its strategy and prospects. The Bank's financial condition, its operating results as well as its strategy and prospects may be adversely affected by events outside its control, which include but are not limited to:

- Changes in Government policy;

- Changes in the level of interest rates imposed by the European Central Bank;
- Fluctuations in consumer confidence and the level of consumer spending;
- The European Union's regulations and directives relating to the banking and other sectors;
- Political instability or military conflict that impact on Europe and/or on other regions; and
- Taxation and other political, economic or social developments affecting Cyprus, Greece or any other country in which the Group operates.

Risk Factors relating to the Notes

The Bank's Notes may be less liquid and more volatile than Notes issued by other issuers

The Bank's Notes may be less liquid than those of other major issuers elsewhere in Europe and the United States. Consequently, holders of the Bank's Notes may face difficulties in disposing of their Notes, especially in large blocks. The value of the Bank's Notes may be adversely affected by sales of substantial amounts of its Notes or the perception that such sales could occur.

The price of the Bank's Notes may be volatile

The market price of the Bank's Notes may be subject to wide fluctuations in response to numerous factors, many of which are beyond the Bank's control. These factors include, but are not limited to, the following:

- Fluctuations in the Group's results;
- The course of the Cypriot economy;
- Changes in the Rating Agencies' credit rating of the Bank;
- Allegations made, or proceedings against, current or former members of the Bank's Board of Directors and senior management team;
- Political instability or military conflict in Cyprus or abroad; and
- The general state of the Bond markets.

In addition, capital markets, in general, have experienced significant volatility since the 11 September 2001 terrorist attacks in New York. Further terrorist attacks, retaliatory actions or an escalation of hostilities could result in further volatility in the market price of the Bank's Notes. These market fluctuations may adversely affect the market price of the Bank's Notes regardless of its actual performance and prospects.

Notes may not be a suitable investment for all investors

Each potential investor in any Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the relevant Notes, the merits and risks of investing in the relevant Notes and the information contained or incorporated by reference in this Prospectus or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the relevant Notes and the impact such investment will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the relevant Notes, including where principal or interest is payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the relevant Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments and such instruments may be purchased as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with the help of a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of such

Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of certain such features:

Notes subject to optional redemption by the Bank

An optional redemption feature is likely to limit the market value of Notes. During any period when the Bank may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Bank may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Bank may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, the Bank may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) the amount of principal payable at redemption may be less than the nominal amount of such Notes or even zero;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable is likely to be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Partly-paid Notes

The Bank may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of its investment.

Variable Interest Rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse floating rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of such Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse floating rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/floating rate Notes may bear interest at a rate that the Bank may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Bank's ability to convert the interest rate will affect the secondary market and the market value of such Notes since the Bank may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Bank converts from a fixed rate to a floating rate, the spread on the fixed/floating rate Notes may be less favourable than then prevailing spreads on comparable floating rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Bank converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium to their nominal amount tend to fluctuate more in relation to general changes ininterest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

The Bank's obligations under Subordinated Notes are subordinated

The payment obligations of the Bank under Dated Subordinated Notes and Undated Subordinated Notes will rank behind Senior Notes. Dated Subordinated Notes constitute unsecured and, in accordance with the paragraphs below, subordinated obligations of the Bank and rank *pari passu* without any preference among themselves. Undated Subordinated Notes constitute unsecured and, in accordance with the paragraphs below, subordinated obligations of the Bank, conditional and rank *pari passu* without any preference among themselves.

Holders of the Dated Subordinated Notes to which Condition 3(b) is applicable (as specified in the relevant Final Terms) will be subordinated on a winding-up of the Bank to the claims of Unsubordinated Creditors (as defined on page 23) and payments of principal and interest shall be payable on such winding-up only if and to the extent that the Bank could be considered solvent at the time of payment thereof and still be considered solvent immediately thereafter. See condition 3(b) of the Terms and Conditions of the Notes for a full description of subordination and the payment obligations of the Bank under Dated Subordinated Notes.

Payments of principal and interest in respect of the Undated Subordinated Notes are conditional upon the Bank being solvent. No such principal or interest will be payable in respect of Undated Subordinated Notes except to the extent that the Bank could make such payment and still be solvent immediately thereafter. See Condition 3(c) of the Terms and Conditions of the Notes for a full description of subordination and the payment obligations of the Bank under the Subordinated Notes.

Any suspension of payments under the Dated Subordinated Notes or the Undated Subordinated Notes will likely have an adverse effect on the market price of the Dated Subordinated Notes and of the Undated Subordinated Notes. In addition, as a result of the conditional payment provisions of the Dated Subordinated Notes and the Undated Subordinated Notes, the market price of the Dated Subordinated Notes and Undated Subordinated Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such suspension and may be more sensitive generally to adverse changes in the Bank's financial condition.

Modification, waivers and substitution

The Terms and Conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The Terms and Conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes, (ii) determine without the consent of the Noteholders that any Event of Default or potential Event of Default shall not be treated as such or (iii) the substitution of another company as principal debtor under any Notes in place of the Bank, in the circumstances described in Condition 11 of the Terms and Conditions of the Notes.

European Monetary Union

The Republic of Cyprus is expected to join the European Monetary Union in 2008. In addition, the United Kingdom may join the European Monetary Union at a future date. If either EU Member State joins the European Monetary Union prior to the maturity of the relevant Notes, there is no assurance that this would not adversely affect investors in the relevant Notes. It is possible that prior to the maturity of the relevant Notes the Republic of Cyprus and the United Kingdom may become a participating Member State and that the Euro may become the lawful currency of the Republic of Cyprus and the United Kingdom. In that event (i) all amounts payable in respect of any Notes denominated in Cyprus Pounds or Sterling may become payable in Euro (ii) the law may allow or require such Notes to be re-denominated into Euro and additional measures to be taken in respect of such Notes; and (iii) there may no longer be available published or displayed rates for deposits in Cyprus Pounds or Sterling used to determine the rates of interest on such Notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the Euro could also be accompanied by a volatile interest rate environment, which could adversely affect investors in the Notes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, each Member State is required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments. A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland) with effect from the same date.

The transitional period is to terminate at the end of the first full fiscal year following an agreement by certain non-EU countries to the exchange of information relating to such payments.

In addition, the Member States have entered into reciprocal provision of information or withholding arrangements with dependent or associated territories (including Switzerland which has adopted a withholding system) in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident in one of those territories.

If, following implementation of this Directive, a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Bank nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a Paying Agent following implementation of this Directive, the Bank will be required to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Change of law

The Terms and Conditions of the Notes are based on English law in effect as at the date of issue of the relevant Notes. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of issue of the relevant Notes.

Integral multiples of less than €50,000

In relation to any issue of Notes which have a denomination consisting of the minimum Specified Denomination of €50,000 plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of €50,000 or its equivalent. In such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum Specified Denomination will not receive a definitive Note in respect of such holding (should definitive Notes, be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Risks related to the market generally

Set out below is a brief description of certain market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Bank will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency equivalent value of the principal payable on the Notes and (3) the Investor's Currency equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to an issue of Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

GENERAL DESCRIPTION OF THE PROGRAMME

The following general description does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of these listing particulars and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Final Terms. Words and expressions defined in "Terms and Conditions of the Notes" below shall have the same meanings in this general description. The Bank may agree with any Dealer that Notes may be issued in a form other than that contemplated in "Terms and Conditions of the Notes" herein, in which event (in the case of listed Notes only) a supplement to this Prospectus, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

The following general description is qualified in its entirety by the remainder of this Prospectus.

Issuer	Bank of Cyprus Public Company Ltd
Description	Euro Medium Term Note Programme
Size	Up to €2,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time.
Arranger	Merrill Lynch International
Dealers	Banc of America Securities Limited Bank of Cyprus Public Company Ltd Barclays Bank PLC Bayerische Hypo- und Vereinsbank AG Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Deutsche Bank AG, London Branch Goldman Sachs International J.P. Morgan Securities Ltd. Merrill Lynch International Natixis UBS Limited
	The Bank may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Prospectus to "Permanent Dealers" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and references to "Dealers" are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches.
Trustee	Deutsche Trustee Company Limited
Issuing and Paying Agent and Calculation Agent	Deutsche Bank AG, London Branch
Method of Issue	The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "Series") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "Tranche") on the same or different issue dates. The specific terms of each Tranche (which will be completed, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be completed in the final terms document ("Final Terms").

Issue Price	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Form of Notes	The Notes may be issued in bearer form only ("Bearer Notes"), in bearer form exchangeable for Registered Notes ("Exchangeable Bearer Notes") or in registered form only ("Registered Notes"). Each Tranche of Bearer Notes and Exchangeable Bearer Notes will be represented on issue by a temporary Global Note if (i) definitive Notes are to be made available to Noteholders following the expiry of 40 days after their issue date or (ii) such Notes have an initial maturity of more than one year and are being issued in compliance with the D Rules (as defined in "Selling Restrictions" below), otherwise such Tranche will be represented by a permanent Global Note. Registered Notes will be represented by Certificates, one Certificate being issued in respect of each Noteholder's entire holding of Registered Notes of one Series. Certificates representing Registered Notes that are registered in the name of a nominee for one or more clearing systems are referred to as "Global Certificates".
Clearing Systems	Euroclear and Clearstream, Luxembourg for Bearer Notes, Euroclear, Clearstream, Luxembourg and DTC for Registered Notes or as otherwise specified in the applicable Final Terms.
Initial Delivery of Notes	On or before the issue date for each Tranche, if the relevant Global Note is intended to be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations, the Global Note will be delivered to a Common Safekeeper for Euroclear and Clearstream, Luxembourg. On or before the issue date for each Tranche if the relevant Global Note is not intended to be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations, the Global Note representing Bearer Notes or Exchangeable Bearer Notes or the Certificate representing Registered Notes may (or, in the case of Notes listed on the Luxembourg Stock Exchange, shall) be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. Global Notes or Certificates relating to Notes that are not listed on the Luxembourg Stock Exchange may also be deposited with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Bank, the Issuing and Paying Agent, the Trustee and the relevant Dealer. Registered Notes that are to be credited to one or more clearing systems on issue will be registered in the name of nominees or a common nominee for such clearing systems.
Currencies	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency agreed between the Bank and the relevant Dealers.
Maturities	Subject to compliance with all relevant laws, regulations and directives, any maturity. Unless otherwise permitted by then current laws, regulations and directives, (i) Subordinated Notes may be undated and (ii) Dated Subordinated Notes will have a minimum maturity of not less than five years and one day.
Specified Denomination	Definitive Notes will be in such denominations as may be specified in the relevant Final Terms save that in the case of any Notes which are to be admitted to trading on a regulated market within the European Economic Area or offered to the public in an EEA State in circumstances which require the publication of a prospectus

under the Prospectus Directive, the minimum specified denomination shall be €50,000 (or its equivalent in any other currency as at the date of issue of the Notes).

Fixed Rate Notes

Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Final Terms.

Floating Rate Notes

Floating Rate Notes will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc.; or

(ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Final Terms) as adjusted for any applicable margin.

Interest periods will be specified in the relevant Final Terms.

Zero Coupon Notes

Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest.

Dual Currency Notes

Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange as may be specified in the relevant Final Terms.

Index Linked Notes

Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Final Terms.

Interest Periods and Interest Rates

The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Final Terms.

Redemption

The relevant Final Terms will specify the basis for calculating the redemption amounts payable.

Redemption by Instalments

The Final Terms issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Other Notes

Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, partly paid Notes and any other type of Note that the Bank, the Trustee and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Final Terms and Supplemental Prospectus.

Optional Redemption

The Final Terms issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Bank (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption.

Status of Notes

Senior Notes will constitute unsubordinated and unsecured obligations of the Bank and Subordinated Notes will constitute subordinated obligations of the Bank all as described in "Terms and Conditions of the Notes – Status".

Negative Pledge	Applicable to Senior Notes only. See "Terms and Conditions of the Notes – Negative Pledge".
Cross Default	Applicable to Senior Notes only. See "Terms and Conditions of the Notes – Events of Default".
Early Redemption	Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Bank prior to maturity only for tax reasons. See "Terms and Conditions of the Notes – Redemption, Purchase and Options".
Withholding Tax	All payments of principal and interest in respect of the Notes to non-residents will be made free and clear of withholding taxes of the Republic of Cyprus and/or the Hellenic Republic, subject to customary exceptions (including the ICMA Standard EU Exceptions), all as described in "Terms and Conditions of the Notes – Taxation".
Governing Law	English (with the exception of the terms and conditions relating to Subordination and the related provisions of the Trust Deed which will be governed by the laws of the Republic of Cyprus).
Listing and Admission to Trading	Application has been made to the CSSF to approve this document as a base prospectus. Application has also been made to list Notes issued under the Programme on the official list and to admit them to trading on the Luxembourg Stock Exchange Regulated Market or as otherwise specified in the relevant Final Terms and references to listing shall be construed accordingly. As specified in the relevant Final Terms, a Series of Notes may be unlisted.
Ratings	Tranches of Notes (as defined in "General Description of the Programme") may be rated or unrated. Where a Tranche of Notes is rated such rating will be specified in the relevant Final Terms. A rating is not recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Redenomination, Renominalisation and/or Consolidation	Notes denominated in a currency of a country that subsequently participates in the third stage of European Economic and Monetary Union, may be subject to redenomination, renominalisation and/or consolidation with other Notes then denominated in euro. The provisions applicable to any such redenomination, renominalisation and/or consolidation will be as specified in the relevant Final Terms.
Selling Restrictions	The United States, EEA (in respect of Notes having a specified denomination of less than €50,000 or its equivalent in any other currency as at the date of issue of the Notes), the United Kingdom, Cyprus, Greece, Japan, Switzerland and such other restrictions as may be required in connection with a particular issue, all as specified in the relevant Final Terms. See "Subscription and Sale". The Bank is Category 2 for the purposes of Regulation S under the Securities Act. The Bearer Notes will be issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "D Rules") unless (i) the relevant Final Terms states that Notes are issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "C Rules") or (ii) the Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the United States Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA"), which circumstances will be referred to in the relevant Final Terms as a transaction to which TEFRA is not applicable.

Transfer Restrictions

There are restrictions on the transfer of Registered Notes sold pursuant to Rule 144A under the Securities Act. See "Transfer Restrictions".

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Final Terms, shall be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series. Either (i) the full text of these terms and conditions together with the relevant provisions of Part A of the Final Terms or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on such Bearer Notes or on the Certificates relating to such Registered Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in Part A of the relevant Final Terms. Those definitions will be endorsed on the definitive Notes or Certificates, as the case may be. References in the Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are constituted by an amended and restated Trust Deed (as amended or supplemented as at the date of issue of the Notes (the "Issue Date"), the "Trust Deed") dated 4 June 2007 between Bank of Cyprus Public Company Ltd (the "Bank") and Deutsche Trustee Company Limited (the "Trustee", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the Noteholders (as defined below). These terms and conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bearer Notes, Certificates, Receipts, Coupons and Talons referred to below. An amended and restated Agency Agreement (as amended or supplemented as at the Issue Date, the "Agency Agreement") dated 4 June 2007 has been entered into in relation to the Notes between the Bank, the Trustee, Deutsche Bank AG, London Branch as initial issuing and paying agent and the other agents named in it. The issuing and paying agent, the paying agents, the registrar, the transfer agents, the exchange agent and the calculation agent(s) for the time being (if any) are referred to below respectively as the "Issuing and Paying Agent", the "Paying Agents" (which expression shall include the Issuing and Paying Agent), the "Registrar", the "Transfer Agents" (which expression shall include the Registrar), the "Exchange Agent" and the "Calculation Agent(s)". Copies of the Trust Deed and the Agency Agreement are available for inspection during usual business hours at the principal office of the Trustee (presently at Winchester House, 1 Great Winchester Street, London EC2N 2DB) and at the specified offices of the Paying Agents and the Transfer Agents.

The Noteholders, the holders of the interest coupons (the "Coupons") relating to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons (the "Talons") (the "Couponholders") and the holders of the receipts for the payment of instalments of principal (the "Receipts") relating to Notes in bearer form of which the principal is payable in instalments are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those provisions applicable to them of the Agency Agreement.

1. Form, Denomination and Title

The Notes are issued in bearer form ("Bearer Notes", which expression includes Notes that are specified to be Exchangeable Bearer Notes), in registered form ("Registered Notes") or in bearer form exchangeable for Registered Notes ("Exchangeable Bearer Notes") in each case in the Specified Denomination(s) shown hereon provided that in the case of any Notes which are to be admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive, the minimum Specified Denomination shall be €50,000 (or its equivalent in any other currency as at the date of issue of the relevant Notes).

All Registered Notes shall have the same Specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Specified Denomination as the lowest denomination of Exchangeable Bearer Notes.

This Note is a Senior Note, a Dated Subordinated Note or an Undated Subordinated Note as specified hereon.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note or a Partly Paid Note, a combination of any of the foregoing or any other kind of Note, depending upon the Interest and Redemption/Payment Basis shown hereon.

Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

Registered Notes are represented by registered certificates ("Certificates") and, save as provided in Condition 2(c), each Certificate shall represent the entire holding of Registered Notes by the same holder. Registered Notes issued by a relevant Dealer and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act will initially be represented by a permanent global certificate (a "Restricted Global Certificate").

Title to the Bearer Notes and the Receipts, Coupons and Talons shall pass by delivery. Title to the Registered Notes shall pass by registration in the register that the Bank shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement (the "Register"). Except as ordered by a court of competent jurisdiction or as required by law, the holder (as defined below) of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes whether or not it is overdue and regardless of any notice of ownership, trust or an interest in it, any writing on it (or on the Certificate representing it) or its theft or loss (or that of the related Certificate) and no person shall be liable for so treating the holder.

In these Conditions, "Noteholder" means the bearer of any Bearer Note and the Receipts relating to it or the person in whose name a Registered Note is registered (as the case may be), "holder" (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or the person in whose name a Registered Note is registered (as the case may be) and capitalised terms have the meanings given to them hereon, the absence of any such meaning indicating that such term is not applicable to the Notes.

2. Exchanges of Exchangeable Bearer Notes and Transfers of Registered Notes

(a) Exchange of Exchangeable Bearer Notes

Subject as provided in Condition 2(f), Exchangeable Bearer Notes may be exchanged for the same nominal amount of Registered Notes at the request in writing of the relevant Noteholder and upon surrender of each Exchangeable Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of any Transfer Agent; provided, however, that where an Exchangeable Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 7(b)) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes. Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination. Bearer Notes that are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(b) Transfer of Registered Notes

One or more Registered Notes may be transferred upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such Registered Notes to be transferred, together with the form of transfer endorsed on such Certificate, (or another form of transfer substantially in the same form and containing the same representations and certifications (if any), unless otherwise agreed by the Bank), duly completed and executed and any other evidence as the Registrar or Transfer Agent may reasonably require. In the case of a transfer of part only of a holding of Registered Notes represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the holding not transferred shall be issued to the transferor. All transfers of Notes and entries on the Register will be made subject to the detailed regulations concerning transfers of Notes scheduled to the Agency Agreement. The regulations may be changed by the Bank, with the prior written approval of the Registrar and the Trustee. A copy of the current regulations will be made available by the Registrar to any Noteholder upon request.

(c) Exercise of Options or Partial Redemption in Respect of Registered Notes

In the case of an exercise of an option of the Bank or a Noteholder in respect of, or a partial redemption of, a holding of Registered Notes represented by a single Certificate, a new Certificate shall be issued to the holder to reflect the exercise of such option or in respect of the balance of the holding not redeemed. In the case of a partial exercise of an option resulting in Registered Notes of the same holding having different terms, separate Certificates shall be issued in respect of those Notes

of that holding that have the same terms. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Certificate representing the enlarged holding shall only be issued against surrender of the Certificate representing the existing holding.

(d) Delivery of New Certificates

Each new Certificate to be issued pursuant to Conditions 2(a), (b) or (c) shall be available for delivery within three business days of receipt of the request for exchange, form of transfer or Exercise Notice (as defined in Condition 6(e)) and surrender of the Certificate for exchange. Delivery of the new Certificate(s) shall be made at the specified office of the Transfer Agent or of the Registrar (as the case may be) to whom delivery or surrender of such request for exchange, form of transfer, Exercise Notice or Certificate shall have been made or, at the option of the holder making such delivery or surrender as aforesaid and as specified in the relevant request for exchange, form of transfer, Exercise Notice or otherwise in writing, be mailed by uninsured post at the risk of the holder entitled to the new Certificate to such address as may be so specified, unless such holder requests otherwise and pays in advance to the relevant Transfer Agent the costs of such other method of delivery and/or such insurance as it may specify. In this Condition (d), "business day" means a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the relevant Transfer Agent or the Registrar (as the case may be).

(e) Exchange Free of Charge

Exchange and transfer of Notes and Certificates on registration, transfer, exercise of an option or partial redemption shall be effected without charge by or on behalf of the Bank, the Registrar or the Transfer Agents, but upon payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(f) Closed Periods

No Noteholder may require the transfer of a Registered Note to be registered or an Exchangeable Bearer Note to be exchanged for one or more Registered Note(s) (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days prior to any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 6(d), (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date. An Exchangeable Bearer Note called for redemption may, however, be exchanged for one or more Registered Note(s) in respect of which the Certificate is simultaneously surrendered not later than the relevant Record Date.

3. Status

(a) Status of Senior Notes

The Senior Notes (being those Notes that specify their status as Senior) and the Receipts and Coupons relating to them constitute (subject to Condition 4) unsecured, senior obligations of the Bank and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of the Bank under the Senior Notes and the Receipts and Coupons relating to them shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all other unsecured and unsubordinated indebtedness and monetary obligations of the Bank, present and future.

(b) Status of Dated Subordinated Notes

The Dated Subordinated Notes (being those Notes that specify their status as Dated Subordinated), the Receipts and the Coupons relating to them constitute unsecured, subordinated obligations of the Bank and shall at all times rank *pari passu* and without any preference among themselves. The rights of the holders of the Dated Subordinated Notes and the Receipts and Coupons relating to them are subordinated on a winding-up to the claims of Unsubordinated Creditors (as defined below) and accordingly amounts payable in respect of such principal and interest shall be payable in such winding-up only if and to the extent that the Bank could be considered solvent at the time of payment thereof and still be considered solvent immediately thereafter. For the purpose of this Condition 3(b), the Bank shall be solvent if (i) it is able to pay its debts as they fall due and (ii) its

Assets exceed its Unsubordinated Liabilities. A report as to the solvency of the Bank by the Board of Directors of the Bank or, in the circumstances as provided in the Trust Deed, the Auditors (as defined in the Trust Deed, the "Auditors") of the Bank or, if the Bank is insolvent or in winding-up, its liquidator, shall in the absence of proven error be treated and accepted by the Bank, the Trustee, the Noteholders and the Couponholders as correct and sufficient evidence thereof.

If at any time as the Bank is insolvent an order is made or an effective resolution is passed for the winding-up of the Bank, the claims of the holders of the Dated Subordinated Notes and the Coupons relating to them shall be subordinated in right of payment to the claims of all creditors of the Bank who are unsubordinated depositors or other unsubordinated creditors of the Bank, and thus will rank (i) *pari passu* with creditors whose claims are, or are expressed to be, subordinated (whether only in the event of the winding-up of the Bank or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of the Bank but not further or otherwise and other creditors of the Bank whose claims are, or are expressed to rank, *pari passu* with the claims of the holders of the Dated Subordinated Notes, and (ii) in priority to creditors who are subordinated creditors of the Bank whose claims (which will include claims in respect of Undated Subordinated Notes) are, or are expressed to rank, junior to the claims of the holders of the Dated Subordinated Notes.

For the purpose of these Conditions, "Unsubordinated Creditors" means creditors of the Bank who are unsubordinated depositors or other unsubordinated creditors of the Bank and "Unsubordinated Liabilities" means the unconsolidated gross liabilities of the Bank (other than liabilities to persons who are not, or are trustees for persons who are not, Unsubordinated Creditors) all as shown by the latest published audited balance sheet of the Bank, but adjusted for contingent assets and contingent liabilities and for subsequent events, all in such manner as such Directors, the Auditors or the liquidator (as the case may be) may determine.

(c) Status of Undated Subordinated Notes

The Undated Subordinated Notes (being those Notes that specify their status as Undated Subordinated) and Coupons relating to them constitute unsecured, subordinated obligations of the Bank, conditional as described below, and rank *pari passu* without any preference among themselves.

The rights of the holders of the Undated Subordinated Notes and Coupons relating to them are subordinated to the claims of Senior Creditors (as defined below) and accordingly payments of principal and interest are conditional upon the Bank being solvent at the time of payment by the Bank and no principal or interest shall be payable in respect of the Undated Subordinated Notes except to the extent that the Bank could make such payment and still be solvent immediately thereafter. For the purpose of this Condition 3(c), the Bank shall be solvent if (i) it is able to pay its debts as they fall due and (ii) its Assets exceed its Liabilities. A report as to the solvency of the Bank by the Board of Directors of the Bank or, in the circumstances as provided in the Trust Deed, the Auditors of the Bank or, if the Bank is insolvent or in winding-up, its liquidator, shall in the absence of proven error be treated and accepted by the Bank, the Trustee, the Noteholders and the Couponholders as correct and sufficient evidence thereof.

If at any time as the Bank is insolvent an order is made or an effective resolution is passed for the winding-up of the Bank, there shall be payable on each Undated Subordinated Note (in lieu of any other payment), but subject as provided in this Condition 3(c), such amount, if any, as would have been payable to the holder thereof if, on the day prior to the commencement of the winding-up and thereafter, such holder of such Undated Subordinated Note were the holder of a preference share in the capital of the Bank having a preferential right to a return of assets in the insolvency or winding-up over the holders of all issued shares for the time being in the capital of the Bank on the assumption that such preference share was entitled to receive on a return of assets in such winding-up an amount equal to the nominal amount of such Undated Subordinated Note together with Arrears of Interest (as defined in Condition 5(b)), if any, and any accrued interest (other than Arrears of Interest) up to, but excluding, the date of repayment (as provided in the Trust Deed) in respect thereof.

For the purposes of these Conditions "Assets" means the unconsolidated gross assets of the Bank; and "Liabilities" means the unconsolidated gross liabilities of the Bank (other than liabilities to persons who are not, or are trustees for persons who are not, Senior Creditors), all as shown by the latest published audited balance sheet of the Bank, but adjusted for contingent assets and contingent liabilities and for subsequent events, all in such manner as such Directors, the Auditors or the liquidator (as the case may be) may determine and "Senior Creditors" means creditors of the Bank (i) who are unsubordinated depositors or other unsubordinated creditors of the Bank or (ii) whose

claims are, or are expressed to be, subordinated (whether only in the event of the winding-up of the Bank or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of the Bank but not further or otherwise, which will include claims in respect of Dated Subordinated Notes or (iii) who are subordinated creditors of the Bank other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, (1) the claims of the holders of the Undated Subordinated Notes or (2) obligations of the Bank which rank *pari passu* with the Undated Subordinated Notes.

N.B. The obligations of the Bank in respect of the Undated Subordinated Notes and the related Coupons are conditional upon the Bank being solvent for the purpose of this Condition 3(c) immediately before and after payment by the Bank. If this Condition 3(c) is not satisfied, any amounts which might otherwise have been allocated in or towards payment of principal and interest in respect of the Undated Subordinated Notes may be used to absorb losses.

4. Negative Pledge

This Condition 4 shall apply only to Senior Notes and references to "Notes" and "Noteholders" shall be construed accordingly.

(a) Restriction

So long as any of the Notes, Receipts or Coupons remains outstanding (as defined in the Trust Deed) the Bank shall not create or permit to subsist, and will procure that no Material Subsidiary shall create or permit to subsist, any Security other than a Permitted Security upon the whole or any part of its undertaking, assets or revenues present or future to secure any Relevant Debt or to secure any guarantee of or indemnity in respect of any Relevant Debt unless, at the same time or prior thereto, the Bank's obligations under the Trust Deed and such Notes, Receipts or Coupons (A) are secured equally and rateably therewith to the satisfaction of the Trustee or (B) have the benefit of such other security or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed).

(b) For the purposes of this Condition (or in any other Condition where a definition is expressly stated to apply):

"Excluded Subsidiary" means any Subsidiary of the Bank:

(a) which is a single purpose company or limited liability undertaking whose principal assets and business are constituted by a securitisation or similar financing and

(b) none of whose liabilities in respect of such financing are the subject of Security or a guarantee or underwriting or other similar form of assurance from the Bank or any other Subsidiary of the Bank

"Material Subsidiary" has the meaning given to it in Condition 10

"Permitted Security" means (i) any security created by or over the assets of an Excluded Subsidiary to secure indebtedness for or in respect of moneys borrowed or raised or (ii) any security created over a segregated pool of assets in respect of Relevant Debt created pursuant to legislation permitting the issue of covered bonds or similar securities

"Relevant Debt" means any present or future indebtedness for or in respect of moneys borrowed or raised, having an original maturity of more than one year, in the form of, or represented by, bonds, notes, debentures, loan stock or other securities that are for the time being, or are capable of being, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities market

"Security" means any mortgage, charge, pledge, lien or other form of encumbrance or security interest and

"Subsidiary" means, at any particular time, in respect of a company or corporation (its "Holding Company"), any company or corporation:

(i) more than half the issued equity share capital of which, or more than half the issued share capital carrying voting rights of which, is beneficially owned, directly or indirectly, by the first mentioned company or corporation or

(ii) which is a subsidiary of another subsidiary of the first mentioned company or corporation.

5. Interest and other Calculations

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date, provided however, that interest on Undated Subordinated Notes shall (subject to Condition 3(c)) be payable only at the option of the Bank unless such date is a Compulsory Interest Payment Date (as defined below). The amount of interest payable shall be determined in accordance with Condition 5(i).

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused or is not made by reason of Condition 3(c), in which event interest shall continue to accrue as provided in the Trust Deed.

(b) Interest on Undated Subordinated Notes

Interest on the Undated Subordinated Notes shall accrue from day to day and shall be payable on each Compulsory Interest Payment Date in respect of the interest accrued in the Interest Period ending on the day immediately preceding such date. The amount of interest payable shall be determined in accordance with Condition 5(i). On any Optional Interest Payment Date there may be paid (if the Bank so elects and gives not less than 30 days' notice of such election to the holders of the Undated Subordinated Notes in accordance with Condition 16) the interest accrued in the Interest Period ending on the day immediately preceding such date, but the Bank shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Bank for any purpose nor grant any rights under Condition 10(b). Any interest not paid in respect of Undated Subordinated Notes on an Interest Payment Date together with any other interest not paid on any other Interest Payment Date shall, so long as the same remains unpaid, constitute "Arrears of Interest". Arrears of Interest may, at the option of the Bank, be paid in whole or in part at any time upon the expiration of not less than seven days' notice to such effect given to the holders of the Undated Subordinated Notes in accordance with Condition 16, but all Arrears of Interest on all Undated Subordinated Notes outstanding shall become due in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of the Bank, (ii) the date set for any redemption pursuant to Condition 6(c) or 6(d) or (iii) the commencement of winding-up of the Bank. Notwithstanding the foregoing, if notice is given by the Bank of its intention to pay the whole or part of Arrears of Interest, the Bank shall be obliged to do so upon the expiration of such notice. Arrears of Interest shall not themselves bear interest.

(c) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) *Interest Payment Dates:* Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 5(i). Such Interest Payment Date(s) is/are either shown hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown hereon, Interest Payment Date shall mean each date which falls the number of months or other period shown hereon as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified hereon.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified hereon

(y) the Designated Maturity is a period specified hereon and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified hereon.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

(x) Where Screen Rate Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean of the offered quotation,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at either 11.00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the Interest Determination Date in question as determined by the Calculation Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean of such offered quotations.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified hereon as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided hereon.

(y) if the Relevant Screen Page is not available or if, sub-paragraph (x)(1) applies and no such offered quotation appears on the Page at the Relevant Screen Page or if sub-paragraph (x)(2) above applies and fewer than three such offered quotations appear on the Relevant Screen Page in each case as at the time specified above, subject as provided below, the Calculation Agent shall request, if the Reference Rate is LIBOR, the principal London office of each of the Reference Banks or, if the Reference Rate is EURIBOR, the principal euro-zone office of each of the Reference Banks, to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Reference Rate if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time), or if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean of such offered quotations as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are providing offered quotations, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time) on the relevant Interest Determination Date, deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate by leading banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the euro-zone inter-bank market, as the case may be, or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, or the arithmetic mean of the offered rates for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, at which, if the Reference Rate is LIBOR, at approximately 11.00 a.m. (London time) or, if the Reference Rate is EURIBOR, at approximately 11.00 a.m. (Brussels time), on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Trustee and the Issuer suitable for such purpose) informs the Calculation Agent it is quoting to leading banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the euro-zone inter-bank market, as the case may be, provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin or Maximum or Minimum Rate of Interest is to be applied to the relevant Interest Accrual Period from that which applied to the last preceding Interest Accrual Period, the Margin or Maximum or Minimum Rate of Interest relating to the relevant Interest Accrual Period, in place of the Margin or Maximum or Minimum Rate of Interest relating to that last preceding Interest Accrual Period).

(iv) *Rate of Interest for Index Linked Interest Notes:* The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified hereon and interest will accrue by reference to an Index or Formula as specified hereon.

(d) Zero Coupon Notes

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6(b)(i)).

(e) Dual Currency Notes

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

(f) Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

(g) Accrual of Interest

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

(h) Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts and Rounding

(i) If any Margin is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with Condition 5(c) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin, subject always to the next paragraph.

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the countries of such currency.

(i) Calculations

The amount of interest payable per Calculation Amount in respect of any Note for any Interest Accrual Period shall be equal to the product of the Rate of Interest, the Calculation Amount specified hereon and the Day Count Fraction for such Interest Accrual Period, unless an Interest Amount (or a formula for its calculation) is applicable to such period, in which case the amount of interest payable per Calculation Amount in respect of such Note for such Interest Accrual Period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable per Calculation Amount in respect of such Interest Period shall be the sum of the Interest Amounts payable in respect of each of those Interest Accrual Periods. In respect of any other period for which interest is required to be calculated, the provisions above shall apply save that the Day Count Fraction shall be for the period for which interest is required to be calculated.

(j) Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts

The Calculation Agent shall, as soon as practicable on each Interest Determination Date, or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, determine such rate and calculate the Interest Amounts for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Accrual Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Trustee, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(b)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made with the consent of the Trustee by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 10, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made unless the Trustee otherwise requires. The determination of any rate or amount, the obtaining of each quotation

and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(k) Determination or Calculation by Trustee

If the Calculation Agent does not at any time for any reason determine or calculate the Rate of Interest for an Interest Accrual Period or any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, the Trustee shall do so (or shall appoint an agent on its behalf to do so) and such determination or calculation shall be deemed to have been made by the Calculation Agent. In doing so, the Trustee shall apply the foregoing provisions of this Condition, with any necessary consequential amendments, to the extent that, in its opinion, it can do so, and, in all other respects it shall do so in such manner as it shall deem fair and reasonable in all the circumstances.

(l) Definitions

In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET system is operating (a "TARGET Business Day") and/or

(iii) if the currency is Australian Dollars or New Zealand Dollars, a business day in Sydney, Melbourne, Auckland and Wellington respectively and/or

(iv) in the case of a currency and/or one or more Business Centres a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres.

"Compulsory Interest Payment Date" means, in respect of any Undated Subordinated Note, any Interest Payment Date if, in the immediately preceding six calendar months, any dividend has been declared or paid on any class of share capital of the Bank.

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period or Interest Accrual Period, the "Calculation Period"):

(i) if "Actual/365" or "Actual/Actual-ISDA" is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified hereon, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/360" is specified hereon, the actual number of days in the Calculation Period divided by 360

(iv) if "30/360", "360/360" or "Bond Basis" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month))

(v) if "30E/360" or "Eurobond Basis" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the

Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month) and

(vi) if "Actual/Actual-ICMA" is specified hereon,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such hereon or, if none is so specified, the Interest Payment Date.

"euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended.

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

"Interest Amount" means:

(i) in respect of an Interest Accrual Period, the amount of interest payable per Calculation Amount for that Interest Accrual Period and which, in the case of Fixed Rate Notes, and unless otherwise specified hereon, shall mean the Fixed Coupon Amount or Broken Amount, specified hereon as being payable on the Interest Payment Date ending the Interest Period of which such Interest Accrual Period forms part; and

(ii) in respect of any other period, the amount of interest payable per Calculation Amount for that period.

"Interest Commencement Date" means the Issue Date or such other date as may be specified hereon.

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

"Interest Period Date" means each Interest Payment Date unless otherwise specified hereon.

"ISDA Definitions" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified hereon.

"Optional Interest Payment Date" means, in respect of any Undated Subordinated Note, any Interest Payment Date other than a Compulsory Interest Payment Date.

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions hereon.

"Reference Banks" means in the case of a determination of LIBOR, the principal London office of four major banks in the London inter-bank market and, in the case of a determination of EURIBOR, the principal euro-zone office of four major banks in the euro-zone inter-bank market, in each case selected by the Calculation Agent or as specified hereon.

"Reference Rate" means the rate specified as such hereon.

"Relevant Screen Page' means such page, section, caption, column or other part of a particular information service as may be specified hereon.

"Specified Currency" means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated.

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

(m) Calculation Agent

The Bank shall procure that there shall at all times be one or more Calculation Agents if provision is made for them hereon and for so long as any Note is outstanding (as defined in the Trust Deed). Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall (with the prior approval of the Trustee) appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

6. Redemption, Purchase and Options

(a) Redemption by Instalments and Final Redemption

(i) Unless previously redeemed, purchased and cancelled as provided in this Condition 6, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii) Unless previously redeemed, purchased and cancelled as provided below, each Note shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount (which, unless otherwise provided hereon, is its nominal amount) or, in the case of a Note falling within paragraph (i) above, its final Instalment Amount.

(iii) Undated Subordinated Notes have no final maturity date and are only redeemable in accordance with the following provisions of this Condition 6 or Condition 10.

(b) Early Redemption

(i) *Zero Coupon Notes:*

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 6(c) or upon it becoming due and payable as provided in Condition 10 shall be the Amortised Face Amount (calculated as provided below) of such Note unless otherwise specified hereon.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation

Yield (which, if none is shown hereon, shall be such rate as would produce an Amortised Face Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6(c) or upon it becoming due and payable as provided in Condition 10 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (both before and after judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(d).

Where such calculation is to be a made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown hereon.

(ii) *Other Notes:* The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 6(c) or upon it becoming due and payable as provided in Condition 10, shall be the Final Redemption Amount unless otherwise specified hereon.

(c) Redemption for Taxation Reasons

The Notes may be redeemed at the option of the Bank in whole, but not in part, (but subject to prior consent thereto having been obtained from the Central Bank of Cyprus (the "Central Bank", which expression shall include any successor to the Central Bank of Cyprus as the relevant regulator of banks operating in Cyprus), if required, in the case of Dated Subordinated Notes or Undated Subordinated Notes) on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Note) or at any time (if this Note is neither a Floating Rate Note nor an Index Linked Note, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable) at their Early Redemption Amount (as described in Condition 6(b) above) (together with interest accrued to the date fixed for redemption) and, in the case of Undated Subordinated Notes, shall also pay Arrears of Interest (if any) and any accrued interest (other than Arrears of Interest) up to, but excluding, the date of redemption, if (i) the Bank satisfies the Trustee immediately before the giving of such notice that it has or will become obliged to pay additional amounts as described under Condition 8 as a result of any change in, or amendment to, the laws or regulations of the Republic of Cyprus or any lawful political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date of the first Tranche of the Series to which the relevant Notes relate, and (ii) such obligation cannot be avoided by the Bank taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Bank would be obliged to pay such additional amounts were a payment in respect of the Notes then due. Before the publication of any notice of redemption pursuant to this paragraph, the Bank shall deliver to the Trustee a certificate signed by two Directors of the Bank stating that the obligation referred to in (i) above cannot be avoided by the Bank taking reasonable measures available to it and the Trustee shall accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on Noteholders and Couponholders.

(d) Redemption at the Option of the Bank

If Call Option is specified hereon, the Bank may, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem all or, if so provided, some of the Notes on any Optional Redemption Date and subject to prior consent thereto having been obtained from the Central Bank, if required, in the case of Dated Subordinated Notes or Undated Subordinated Notes. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption or, in the case of Undated Subordinated Notes, together with all Arrears of Interest (if any) as provided in Condition 5(b). Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the Minimum Redemption Amount to be redeemed specified hereon and no greater than the Maximum Redemption Amount to be redeemed specified hereon.

All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption, the notice to Noteholders shall also contain the certificate numbers of the Notes to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place as the Trustee may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange or other relevant authority requirements. So long as the Notes are listed on the Luxembourg Stock Exchange or any other stock exchange and the rules of the relevant stock exchange so require, the Bank shall, once in each year in which there has been a partial redemption of the Notes, cause to be published either on the website of the Luxembourg Stock Exchange (*www.bourse.lu*) or in a leading newspaper of general circulation in Luxembourg or as specified by such other stock exchange, a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered.

(e) Redemption at the Option of Noteholders

If Put Option is specified hereon, the Bank shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 15 nor more than 30 days' notice to the Bank (or such other notice period as may be specified hereon) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option the holder must deposit (in the case of Bearer Notes) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent or (in the case of Registered Notes) the Certificate representing such Note(s) with the Registrar or any Transfer Agent at its specified office, together with a duly completed option exercise notice ("Exercise Notice") in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the notice period. No Note or Certificate so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Bank.

(f) Partly Paid Notes

Partly Paid Notes will be redeemed whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified hereon.

(g) Purchases

The Bank and any of its Subsidiaries (as defined in Condition 4) (with the consent of the Central Bank in the case of Dated Subordinated Notes or Undated Subordinated Notes) may at any time purchase Notes (provided that all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price. Any purchase by tender shall be made available to all Noteholders alike.

(h) Cancellation

All Notes purchased by or on behalf of the Bank or any of its Subsidiaries (as defined in Condition 4) may, at the option of the Bank, be held, reissued or resold or be surrendered for cancellation. In the case of Bearer Notes, any cancellation will be effected by the Bank surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Issuing and Paying Agent and, in the case of Registered Notes, by the Bank surrendering the Certificate representing such Notes to the Registrar. In each case, if so surrendered, such Notes shall be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

7. Payments and Talons

(a) Bearer Notes

Payments of principal and interest in respect of Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption in full of the Bearer Notes and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 7(f)(vi)) or Coupons (in the case of interest, save as specified in Condition 7(f)(ii)), as the case may be, at the specified office of any Paying Agent outside the United States by a cheque payable in the relevant

currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a Bank. In this paragraph, "Bank" means a bank in the principal financial centre for such currency or, in the case of euro, in a city in which banks have access to the TARGET System.

(b) Registered Notes

(i) Payments of principal (which for the purposes of this Condition 7(b) shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes shall be made against presentation and surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the manner provided in paragraph (ii) below.

(ii) Interest (which for the purpose of this Condition 7(b) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof or in the case of Registered Notes to be cleared through the Depositary Trust Company ("DTC"), on the fifteenth DTC business day before the due date for payment thereof (each a "Record Date"). For the purpose of this Condition 7(b), "DTC business day" means any day on which DTC is open for business. Payments of interest on each Registered Note shall be made in the relevant currency by cheque drawn on a Bank and mailed to the holder (or to the first named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a Bank.

(iii) Registered Notes, if specified in the relevant Final Terms, will be issued in the form of one or more Restricted Global Certificates and may be registered in the name of, or in the name of a nominee for, DTC. Payments of principal and interest in respect of Registered Notes denominated in U.S. dollars will be made in accordance with Conditions 7(b)(i) and 7(b)(ii). Payments of principal and interest in respect of Registered Notes registered in the name of, or in the name of a nominee for, DTC and denominated in a Specified Currency other than U.S. dollars will be made or procured to be made by the Issuing and Paying Agent in the Specified Currency in accordance with the following provisions. The amounts in such Specified Currency payable by the Issuing and Paying Agent or its agent to DTC or DTC's nominee with respect to Registered Notes held by DTC or DTC's nominee will be received from the Bank by the Issuing and Paying Agent who will make payments in such Specified Currency by wire transfer of same day funds, in the case of Notes registered in the name of DTC's nominee, to such nominee, or otherwise to the designated bank account in such Specified Currency of those DTC participants entitled to receive the relevant payment who have made an irrevocable election to DTC, in the case of interest payments, on or prior to the third DTC business day after the Record Date for the relevant payment of interest and, in the case of payments or principal, at least twelve DTC business days prior to the relevant payment date, to receive that payment in such Specified Currency. The Issuing and Paying Agent, after the Exchange Agent has converted amounts in such Specified Currency into U.S. dollars, will cause the Exchange Agent to deliver such U.S. dollar amount in same day funds to DTC's nominee for payment through the DTC settlement system to those DTC participants entitled to receive the relevant payment who did not elect to receive such payment in such Specified Currency. The Agency Agreement sets out the manner in which such conversions are to be made.

(c) Payments in the United States

Notwithstanding the foregoing, if any Bearer Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Bank, any adverse tax consequence to the Bank.

(d) Payments subject to Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) Appointment of Agents

The Issuing and Paying Agent, the Paying Agents, the Registrar, the Transfer Agents and the Calculation Agent initially appointed by the Bank and their respective specified offices are listed below. The Issuing and Paying Agent, the Paying Agents, the Registrar, the Transfer Agents and the Calculation Agent act solely as agents of the Bank and do not assume any obligation or relationship of agency or trust for or with any Noteholder or Couponholder. The Bank reserves the right at any time with the approval of the Trustee to vary or terminate the appointment of the Issuing and Paying Agent, any other Paying Agent, the Registrar, any Transfer Agent or the Calculation Agent(s) and to appoint additional or other Paying Agents or Transfer Agents, provided that the Bank shall at all times maintain (i) an Issuing and Paying Agent, (ii) a Registrar in relation to Registered Notes, (iii) a Transfer Agent in relation to Registered Notes, (iv) one or more Calculation Agent(s) where the Conditions so require, (v) Paying Agents having specified offices in at least two major European cities (including Luxembourg) so long as the Notes are listed on the Luxembourg Stock Exchange, (vi) such other agents as may be required by any other stock exchange on which the Notes may be listed in each case, as approved by the Trustee and (vii) a Paying Agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive.

In addition, the Bank shall forthwith appoint a Paying Agent in New York City in respect of any Bearer Notes denominated in U.S. dollars in the circumstances described in paragraph (c) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders.

(f) Unmatured Coupons and Receipts and unexchanged Talons:

(i) Upon the due date for redemption of Bearer Notes which comprise Fixed Rate Notes (other than Dual Currency Notes or Index Linked Notes) they, should be surrendered for payment together with all unmatured Coupons (if any) relating thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 9). In addition, any Undated Subordinated Note presented for payment after an order is made or an effective resolution is passed for the winding-up in the Republic of Cyprus of the Bank must be presented together with all Coupons in respect of Arrears of Interest relating to Interest Payment Dates falling prior to such commencement of the winding-up of the Bank, failing which there shall be withheld from any payment otherwise due to the holder of such Undated Subordinated Note such proportion thereof as the Arrears of Interest due in respect of any such missing Coupon bears to the total of the principal amount of the relevant Undated Subordinated Note, all Arrears of Interest in respect thereof and interest (other than Arrears of Interest) accrued on such Undated Subordinated Note in respect of the Interest period current at the date of commencement of the winding-up.

(ii) Upon the due date for redemption of any Bearer Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Bearer Note comprising a Floating Rate Note, Dual Currency Interest Note or Index Linked Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note that is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Bearer Note that provides that the relative unmatured Coupons are not to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Bank may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) Talons

On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Issuing and Paying Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 9).

(h) Non-Business Days

If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, "business day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the relevant place of presentation, in such jurisdictions as shall be specified as "Financial Centres" hereon and:

(i) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or

(ii) (in the case of a payment in euro) which is a TARGET Business Day or

(iii) (in the case of payment in Australian Dollars or New Zealand Dollars) a business day in Sydney, Melbourne, Auckland and Wellington, respectively).

8. Taxation

All payments of principal and interest by or on behalf of the Bank in respect of the Notes, the Receipts and the Coupons shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Republic of Cyprus and/or the Hellenic Republic or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, the Bank shall pay such additional amounts as shall result in receipt by the Noteholders and Couponholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) *Other connection:* to, or to a third party on behalf of, a holder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the Republic of Cyprus and/or the Hellenic Republic other than the mere holding of the Note, Receipt or Coupon or

(b) *Presentation more than 30 days after the Relevant Date:* presented (or in respect of which the Certificate representing it is presented) for payment more than 30 days after the Relevant Date except to the extent that the holder of it would have been entitled to such additional amounts on presenting it for payment on the thirtieth day or

(c) *Payment to individuals:* where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive or

(d) *Payment by another Paying Agent:* (except in the case of Registered Notes) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions and the Trust Deed to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under this Condition or any undertaking given in addition to or in substitution for it under the Trust Deed.

9. Prescription

Claims against the Bank for payment in respect of the Notes, Receipts and Coupons (which, for this purpose, shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

10. Events of Default

(a) Senior Notes

In the case of Senior Notes:

If any of the following events occurs, the Trustee at its discretion may, and if so requested in writing by holders of at least 25 per cent. nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution shall, subject in each case to it being indemnified to its satisfaction, give notice to the Bank that the Notes are, and they shall immediately become, due and payable at their Early Redemption Amount together with accrued interest:

(i) *Non-Payment:* default is made for more than 14 days (in the case of interest) or seven days (in the case of principal) in the payment on the due date of interest or principal in respect of any of the Notes or

(ii) *Breach of Other Obligations:* the Bank does not perform or comply with any one or more of its other obligations in the Notes or the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 30 days after notice of such default shall have been given to the Bank by the Trustee or

(iii) *Cross-Default:* (A) any other present or future indebtedness of the Bank or any of its Material Subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity by reason of default, event of default or the like (howsoever described), or (B) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (C) the Bank or any of its Material Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this paragraph (iii) have occurred and remains unpaid or undischarged, as the case may be, equals or exceeds €10,000,000 or its equivalent (as reasonably determined by the Trustee) or

(iv) *Enforcement Proceedings:* a distress, attachment, execution or other legal process is levied, enforced or sued out on or against the whole or a material (in the opinion of the Trustee) part of the property, assets or revenues of the Bank or any of its Material Subsidiaries and is not discharged or stayed within 90 days or

(v) *Security Enforced:* a secured party takes possession of, or a receiver, manager or other similar officer is appointed in respect of, the whole or a substantial part of the undertaking, assets and revenues of the Bank or any Material Subsidiary and in any of the foregoing cases it shall not be stayed or discharged within 60 days or

(vi) *Insolvency:* the Bank or any of its Material Subsidiaries is insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or, in the opinion of the Trustee, a material part of its debts, proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared or comes into effect in respect of or affecting all or, in the opinion of the Trustee, a material part of the debts of the Bank or any of its Material Subsidiaries or

(vii) *Winding-up:* an order is made or an effective resolution passed for the winding-up or dissolution of the Bank or any of its Material Subsidiaries, or the Bank or any of its Material Subsidiaries shall apply or petition for a winding-up or administration order in respect of itself or ceases to carry on all or, in the opinion of the Trustee, substantially all of its business or operations, in each case except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by the Trustee or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders or (ii) in the case of a Material Subsidiary, whereby the undertaking and assets of the Material Subsidiary are transferred to or otherwise vested in the Bank or another of its Subsidiaries or

(viii) *Illegality:* it is or will become unlawful for the Bank to perform or comply with any one or more of its obligations under any of the Notes or the Trust Deed or

(ix) *Analogous Events:* any event occurs that under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs,

provided that, in relation to paragraphs (ii), (iii), (iv), (v), (vi), (viii) and (ix) and, with respect to Material Subsidiaries only, paragraph (vii) the Trustee shall have certified that in its opinion such event is materially prejudicial to the interests of the Noteholders.

"Material Subsidiary" at any time shall mean any Subsidiary of the Bank:

(i) whose consolidated total assets represent 10 per cent. or more of the consolidated total assets of the Bank as calculated by reference to the then latest audited consolidated financial statements of such Subsidiary and the then latest audited consolidated financial statements of the Bank, provided that, in the case of a Subsidiary acquired after the end of the financial period to which the then latest relevant audited consolidated financial statements of the Bank relate, the reference to the then latest audited consolidated financial statements of the Bank for the purposes of the calculation above shall, until consolidated financial statements for the financial period in which the acquisition is made have been prepared and audited as aforesaid, be deemed to be a reference to such first-mentioned financial statements as if such Subsidiary had been shown in such financial statements by reference to its then latest relevant audited consolidated financial statements, adjusted as deemed appropriate by the Bank; or

(ii) to which is transferred all or substantially all of the business, undertaking and assets of a Subsidiary of the Bank which immediately prior to such transfer is a Material Subsidiary, whereupon the transferor Subsidiary shall immediately cease to be a Material Subsidiary and the transferee Subsidiary shall cease to be a Material Subsidiary under the provisions of this sub-paragraph (ii) upon publication of its next audited consolidated financial statements but so that such transferor Subsidiary or such transferee Subsidiary may be a Material Subsidiary on or at any time after the date on which such audited consolidated financial statements have been published by virtue of the provisions of sub-paragraph (i) above or before, on or at any time after such date by virtue of the provisions of this sub-paragraph (ii).

A report by two Directors of the Bank that, in their opinion, a Subsidiary of the Bank is or is not or was or was not at any particular time or throughout any specified period a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on the Bank and the Noteholders.

(b) Subordinated Notes

In the case of Dated Subordinated Notes or Undated Subordinated Notes:

(i) *Non-Payment:* if the Bank shall not make payment of any principal or any interest in respect of the Notes for a period of 10 days or more after the due date for the same (which failure to make payment shall constitute *prima facie* evidence of the Bank's inability to make such payment), the Trustee, having given prior written notice thereof to the Bank where reasonably practicable, at its discretion may, and if so requested in writing by the holders of at least 25 per cent. in principal amount of the Notes then outstanding (as defined in the Trust Deed) or as directed by an Extraordinary Resolution of the Noteholders shall, (subject in each case to it first being indemnified to its satisfaction) institute proceedings in the Republic of Cyprus (but not elsewhere) for the winding-up of the Bank and prove in such winding-up or

(ii) *Enforcement Proceedings:* the Trustee at its discretion may, and if so requested in writing by the holders of at least 25 per cent. in principal amount of the Notes then outstanding (as defined in the Trust Deed) or as directed by an Extraordinary Resolution of the Noteholders shall, (subject in each case to it first being indemnified to its satisfaction) institute such proceedings against the Bank as it may think fit to enforce any obligation, condition or provision binding on the Bank under the Trust Deed or the Notes (other than any obligation for payment of any principal or interest in respect of the Notes or Coupons) provided that the Bank shall not by virtue of any such proceedings be obliged to pay any sum or sums representing principal or interest in respect of the Notes or Coupons sooner than the same would otherwise have been payable by it or

(iii) *Winding-up:* in the event of the commencement of the winding-up of the Bank (except in any such case a winding-up for the purpose of a reconstruction or amalgamation or the substitution in place of the Bank of a Successor in Business (as defined in the Trust Deed, a "Successor in Business") the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders), the Trustee at its discretion may, and if so requested in writing by the holders of at least 25 per cent. in principal amount of the Notes then outstanding (as defined in the Trust Deed) or as directed by an Extraordinary Resolution of the Noteholders shall, (subject in each case to it first being indemnified to its satisfaction) (i) give notice to the Bank that the Notes are due and repayable immediately (and the Notes shall thereby become so due and repayable) at their principal amount together with accrued interest and any additional amounts as provided in the Trust Deed and (ii) prove in the winding-up of the Bank.

11. Meetings of Noteholders, Modification, Waiver and Substitution

(a) Meetings of Noteholders

The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Trust Deed) of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by Noteholders holding not less than 10 per cent in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to amend the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates or amount of interest or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum and/or a Maximum Rate of Interest, Instalment Amount or Redemption Amount is shown hereon, to reduce any such Minimum and/or Maximum, (v) to vary any method of, or basis for, calculating the Final Redemption Amount, the Early Redemption Amount or the Optional Redemption Amount, including the method of calculating the Amortised Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes, (vii) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply, or (viii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, in which case the necessary quorum shall be two or more persons holding

or representing not less than 75 per cent, or at any adjourned meeting not less than 25 per cent, in nominal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Final Terms in relation to such Series.

(b) Modification of the Trust Deed

The Trustee may agree, without the consent of the Noteholders or Couponholders, to (i) any modification of any of the provisions of the Trust Deed that is of a formal, minor or technical nature or is made to correct a manifest or proven error, and (ii) any other modification (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed that is in the opinion of the Trustee not materially prejudicial to the interests of the Noteholders. Any such modification, authorisation or waiver shall be binding on the Noteholders and the Couponholders and, if the Trustee so requires, such modification shall be notified to the Noteholders as soon as practicable.

(c) Substitution

The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Noteholders or the Couponholders, to the substitution of (i) the Bank's Successor in Business (ii) any Holding Company of the Bank or a Successor in Business of any Holding Company or (iii) or any Subsidiary (as defined in Condition 4) of the Bank or its Successor in Business in place of the Bank, or of any previous substituted company, as principal debtor under the Trust Deed and the Notes. In the case of such a substitution the Trustee may agree, without the consent of the Noteholders or the Couponholders, to a change of the law governing the Notes, the Receipts, the Coupons, the Talons and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders.

(d) Entitlement of the Trustee

In connection with the exercise of its functions (including but not limited to those referred to in this Condition) the Trustee shall have regard to the interests of the Noteholders as a class and shall not have regard to the consequences of such exercise for individual Noteholders or Couponholders and the Trustee shall not be entitled to require, nor shall any Noteholder or Couponholder be entitled to claim, from the Bank any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders or Couponholders.

12. Enforcement

At any time after the Notes become due and payable, or the Trustee shall have become entitled (i) to institute proceedings in the Republic of Cyprus for the winding up of the Bank or (ii) to institute proceedings to enforce any obligation, condition or provision binding on the Bank under the Trust Deed or the Notes, the Trustee may, at its discretion and without further notice, institute such proceedings against the Bank as it may think fit subject to this Condition and Condition 10 to enforce the terms of the Trust Deed, the Notes, the Receipts and the Coupons, but it need not take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or so requested in writing by Noteholders holding at least 25 per cent. in nominal amount of the Notes outstanding, and (b) it shall have been indemnified to its satisfaction. No Noteholder, Receiptholder or Couponholder may proceed directly against the Bank unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

In relation to Dated Subordinated Notes and Undated Subordinated Notes no remedy against the Bank, other than as referred to in Condition 10, shall be available to the Trustee or the Noteholders or Couponholders, whether for the recovery of amounts owing in respect of the Notes or under the Trust Deed or in respect of any breach by the Bank of any of its other obligations under or in respect of the Notes or under the Trust Deed.

13. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility. The Trustee is entitled to enter into business transactions with the Bank and any entity related to the Bank without accounting for any profit. The Trustee may rely without liability to

Noteholders on a certificate, report or opinion of the Auditors (as set out in the Trust Deed) whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise.

14. Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange or other relevant authority regulations, at the specified office of the Issuing and Paying Agent in Luxembourg (in the case of Bearer Notes, Receipts, Coupons or Talons) and of the Registrar (in the case of Certificates) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the Bank for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Bank on demand the amount payable by the Bank in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as the Bank may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

15. Further Issues

The Bank may from time to time without the consent of the Noteholders or Couponholders create and issue further securities either having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Notes) or upon such terms as the Bank may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single series with the Notes. Any further securities forming a single series with the outstanding securities of any series (including the Notes) constituted by the Trust Deed or any deed supplemental to it shall, and any other securities may (with the consent of the Trustee), be constituted by the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of securities of other series where the Trustee so decides.

16. Notices

Notices to the holders of Registered Notes shall be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. Notices to the holders of Bearer Notes shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*) and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, on the website of the Luxembourg Stock Exchange (*www.bourse.lu*) or in a daily newspaper with general circulation in Luxembourg (which is expected to be the *d'Wort*). If in the opinion of the Trustee any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made, as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition.

17. Contracts (Rights Of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

18. Governing Law and Jurisdiction

(a) Governing Law

The Trust Deed, the Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law, save for Conditions 3(b) and 3(c) which shall be governed by the laws of the Republic of Cyprus.

(b) Jurisdiction

The Courts of England are to have jurisdiction to settle any disputes that may arise out of or in connection with any Notes, Receipts, Coupons or Talons and accordingly any legal action or proceedings arising out of or in connection with any Notes, Receipts, Coupons or Talons ("Proceedings") may be brought in such courts. The Bank has in the Trust Deed irrevocably submitted to the jurisdiction of such courts.

(c) Service of Process

The Bank has irrevocably appointed an agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Initial Issue of Notes

Global Notes which are issued in CGN form and Certificates may be delivered on or prior to the original issue date of the Tranche to a Common Depository.

If the Global Notes are stated in the applicable Final Terms to be issued in NGN form; they are intended to be eligible collateral for Eurosystem monetary policy and the Global Notes will be delivered on or prior to the original issue date of the Tranche to a Common Safekeeper. Depositing the Global Notes with the Common Safekeeper does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue, or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

If the Global Note is a CGN, upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg (the "Common Depositary") or registration of Registered Notes in the name of any nominee for Euroclear and Clearstream, Luxembourg and delivery of the relative Global Certificate to the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid. If the Global Note is an NGN, the nominal amount of the Notes shall be the aggregate amount from time to time entered in the records of Euroclear or Clearstream, Luxembourg. The records of such clearing system shall be conclusive evidence of the nominal amount of Notes represented by the Global Note and a statement issued by such clearing system at any time shall be conclusive evidence of the records of the relevant clearing system at that time. Upon the initial deposit of a Global Certificate in respect of, and registration of, Registered Notes in the name of a nominee for DTC and delivery of the relevant Global Certificate to the Custodian for DTC, DTC will credit each participant with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the relevant Final Terms) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg, DTC or any other clearing system as the holder of a Note represented by a Global Note or a Global Certificate must look solely to Euroclear, Clearstream, Luxembourg, DTC or such clearing system (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note or the holder of the underlying Registered Notes, as the case may be, and in relation to all other rights arising under the Global Notes or Global Certificates, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, DTC or such clearing system (as the case may be). Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note or Global Certificate and such obligations of the Bank will be discharged by payment to the bearer of such Global Note or the holder of the underlying Registered Notes, as the case may be, in respect of each amount so paid.

Exchange

Temporary Global Notes

Each temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date:

(i) if the relevant Final Terms indicate that such Global Note is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "General Description of the Programme – Selling Restrictions"), in whole, but not in part, for the Definitive Notes defined and described below; and

(ii) otherwise, in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement for interests in a permanent Global Note or, if so provided in the relevant Final Terms, for Definitive Notes.

Each temporary Global Note that is also an Exchangeable Bearer Note will be exchangeable for Registered Notes in accordance with the Conditions in addition to any permanent Global Note or Definitive Notes for which it may be exchangeable and, before its Exchange Date, will also be exchangeable in whole or in part for Registered Notes only.

Permanent Global Notes

Each permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes", in part for Definitive Notes or, in the case of (iii) below, Registered Notes:

(i) if the permanent Global Note is an Exchangeable Bearer Note, by the holder giving notice to the Issuing and Paying Agent of its election to exchange the whole or a part of such Global Note for Registered Notes; and

(ii) otherwise, if the permanent Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system (an "Alternative Clearing System") and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so.

In the event that a Global Note is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. A Noteholder who holds a principal amount of less than the minimum Specified Denomination will not receive a definitive Note in respect of such holding and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Unrestricted Global Certificates

If the Final Terms state that the Notes are to be represented by an Unrestricted Global Certificate on issue, the following will apply in respect of transfers of Notes held in Euroclear or Clearstream, Luxembourg or an Alternative Clearing System. These provisions will not prevent the trading of interests in the Notes within a clearing system whilst they are held on behalf of such clearing system, but will limit the circumstances in which the Notes may be withdrawn from the relevant clearing system.

Transfers of the holding of Notes represented by any Global Certificate pursuant to Condition 2(b) may only be made in part:

(i) if the relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or

(ii) with the consent of the Bank,

provided that, in the case of the first transfer of part of a holding pursuant to (i) or (iii) above, the Registered Holder has given the Registrar not less than 30 days' notice at its specified office of the Registered Holder's intention to effect such transfer.

Restricted Global Certificates

If the Final Terms state that the Restricted Notes are to be represented by a Restricted Global Certificate on issue, the following will apply in respect of transfers of Notes held in Euroclear, Clearstream, Luxembourg, DTC or an Alternative Clearing System. These provisions will not prevent the trading of interests in the Notes within a clearing system whilst they are held on behalf of such clearing system, but will limit the circumstances in which the Notes may be withdrawn from the relevant clearing system. Transfers of the holding of Notes represented by that Restricted Global Certificate pursuant to Condition 2(b) may only be made in part:

(i) if such Notes are held on behalf of Euroclear or Clearstream, Luxembourg or an Alternative Clearing System (except for DTC) and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or

(ii) if such Notes are held on behalf of a Custodian for DTC and if DTC notifies the Bank that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to that Restricted Global Certificate or DTC ceases to be a "clearing agency" registered under the

Exchange Act or is at any time no longer eligible to act as such, and the Bank is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC; or

(iii) with the consent of the Bank,

provided that, in the case of the first transfer of part of a holding pursuant to (i) and (ii) above, the Registered Holder has given the Registrar not less than 30 days' notice at its specified office of the Registered Holder's intention to effect such transfer. Individual Certificates issued in exchange for a beneficial interest in a Restricted Global Certificate shall bear the legend applicable to such Notes as set out in "Transfer Restrictions".

Partial Exchange of Permanent Global Notes

For so long as a permanent Global Note is held on behalf of a clearing system and the rules of that clearing system permit, such permanent Global Note will be exchangeable in part on one or more occasions (1) for Registered Notes if the permanent Global Note is an Exchangeable Bearer Note and the part submitted for exchange is to be exchanged for Registered Notes, or (2) for Definitive Notes if so provided in, and in accordance with, the Conditions (which will be set out in the relevant Final Terms) relating to Partly Paid Notes.

Delivery of Notes

If the Global Note is a CGN, on or after any due date for exchange, the holder of a Global Note may, in the case of an exchange in whole, surrender such Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Issuing and Paying Agent. In exchange for any Global Note, or the part thereof to be exchanged, the Bank will (i) in the case of a temporary Global Note exchangeable for a permanent Global Note, deliver, or procure the delivery of, a permanent Global Note in an aggregate nominal amount equal to that of the whole or that part of a temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a permanent Global Note to reflect such exchange or (ii) in the case of a Global Note exchangeable for Definitive Notes or Registered Notes, deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Notes and/or Certificates, as the case may be or (iii) if the Global Note is a NGN, the Issuer will procure that details of such exchange be entered *pro rata* in the records of the relevant clearing system. Global Notes and Definitive Notes will be delivered outside the United States and its possessions. In this Prospectus, "Definitive Notes" means, in relation to any Global Note, the definitive Bearer Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Notes will be security printed and Certificates will be printed in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the Schedules to the Trust Deed. On exchange in full of each permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

Exchange Date

"Exchange Date" means, in relation to a temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a permanent Global Note, a day falling not less than 60 days, or in the case of an exchange for Registered Notes five days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Issuing and Paying Agent is located and in the city in which the relevant clearing system is located.

Amendment to Conditions

The temporary Global Notes, permanent Global Notes and Global Certificates contain provisions that apply to the Notes that they represent, some of which modify the effect of the terms and conditions of the Notes set out in this Prospectus. The following is a summary of certain of those provisions:

Payments

No payment falling due after the Exchange Date will be made on any Global Note unless exchange for an interest in a permanent Global Note or for Definitive Notes or Registered Notes is improperly withheld or refused. Payments on any temporary Global Note issued in compliance with the D Rules

before the Exchange Date will only be made against presentation of certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement. All payments in respect of Notes represented by a Global Note in CGN form will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. If the Global Note is a CGN, a record of each payment so made will be endorsed on each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes. Condition 7(e)(vii) and Condition 8(d) will apply to the Definitive Notes only. If the Global Note is a NGN, the Issuer shall procure that details of each such payment shall be entered *pro rata* in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Global Note will be reduced accordingly. Payments under the NGN will be made to its holder. Each payment so made will discharge the Issuer's obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

Prescription

Claims against the Bank in respect of Notes that are represented by a permanent Global Note will become void unless it is presented for payment within a period of 10 years (in the case of principal) and 5 years (in the case of interest) from the appropriate Relevant Date (as defined in Condition 8).

Meetings

The holder of a permanent Global Note or of the Notes represented by a Global Certificate shall (unless such permanent Global Note or Global Certificate represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of Noteholders and, at any such meeting, the holder of a permanent Global Note shall be treated as having one vote in respect of each integral currency unit of the Specified Currency of the Notes. (All holders of Registered Notes are entitled to one vote in respect of each Note comprising such Noteholder's holding, whether or not represented by a Global Certificate.)

Cancellation

Cancellation of any Note represented by a permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the nominal amount of the relevant permanent Global Note or its presentation to or to the order of the Issuing and Paying Agent for endorsement in the relevant schedule of such permanent Global Note, whereupon the principal amount thereof shall be reduced for all purposes by the amount so cancelled and endorsed.

Purchase

Notes represented by a permanent Global Note may only be purchased by the Bank or any of its subsidiaries if they are purchased together with the rights to receive all future payments of interest and Instalment Amounts (if any) thereon.

Bank's Option

Any option of the Bank provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note shall be exercised by the Bank giving notice to the Noteholders within the time limits set out in and containing the information required by the Conditions, except that the notice shall not be required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes shall be required. In the event that any option of the Bank is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with a clearing system in respect of the Notes will be governed by the standard procedures of Euroclear, Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion) or any other clearing system (as the case may be).

Noteholders' Options

Any option of the Noteholders provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note may be exercised by the holder of the permanent Global Note giving notice to the Issuing and Paying Agent within the time limits relating to the deposit of Notes with a Paying Agent set out in the Conditions substantially in the form of the notice available

from any Paying Agent, except that the notice shall not be required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the nominal amount of Notes in respect of which the option is exercised and at the same time, when the permanent Global Note is a CGN, presenting the permanent Global Note to the Issuing and Paying Agent, or to a Paying Agent acting on behalf of the Issuing and Paying Agent, for notation. Where the Global Note is a NGN, the Issuer shall procure that details of such exercise shall be entered *pro rata* in the records of the relevant clearing system and the nominal amount of the Notes recorded in those records will be reduced accordingly.

NGN nominal amount

Where the Global Note is a NGN, the Issuer shall procure that any exchange, payment, cancellation, exercise of any option or any right under the Notes, as the case may be. in addition to the circumstances set out above shall be entered in the records of the relevant clearing systems and upon any such entry being made, in respect to payments of principal, the nominal amount of the Notes represented by such Global Note shall be adjusted accordingly.

Trustee's Powers

In considering the interests of Noteholders while any Global Note is held on behalf of, or Registered Notes are registered in the name of any nominee for, a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to such Global Note or Registered Notes and may consider such interests as if such accountholders were the holders of the Notes represented by such Global Note or Global Certificate.

Notices

So long as any Notes are represented by a Global Note and such Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Conditions or by delivery of the relevant notice to the holder of the Global Note, except that so long as the Notes are listed on the Luxembourg Stock Exchange Regulated Market and the rules of that exchange so require, notices shall also be published either on the website of the Luxembourg Stock Exchange (*www.bourse.lu*) or in a leading newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*).

Partly Paid Notes

The provisions relating to Partly Paid Notes are not set out in this Prospectus, but will be contained in the relevant Final Terms and thereby in the Global Notes. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for an interest in a permanent Global Note or for Definitive Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Bank may forfeit such Notes and shall have no further obligation to their holder in respect of them.

CLEARING AND SETTLEMENT

Book-Entry Ownership

Bearer Notes

The Bank may make applications to Clearstream, Luxembourg and/or Euroclear for acceptance in their respective book-entry systems in respect of any Series of Bearer Notes. In respect of Bearer Notes, a temporary Global Note and/or a permanent Global Note in bearer form without coupons may be deposited with a common depositary for Clearstream, Luxembourg and/or Euroclear or an alternative clearing system as agreed between the Bank and the Dealer. Transfers of interests in such temporary Global Notes or permanent Global Notes will be made in accordance with the normal Euromarket debt securities operating procedures of Clearstream, Luxembourg and Euroclear or, if appropriate, the alternative clearing system.

Registered Notes

The Bank may make applications to Clearstream, Luxembourg and/or Euroclear for acceptance in their respective book-entry systems in respect of the Notes to be represented by an Unrestricted Global Certificate or a Restricted Global Certificate. Each Unrestricted Global Certificate or Restricted Global Certificate deposited with a nominee for Clearstream, Luxembourg and/or Euroclear will have an ISIN and a Common Code.

The Bank and a relevant U.S. agent appointed for such purpose that is an eligible DTC participant may make application to DTC for acceptance in its book-entry settlement system of the Registered Notes represented by a Restricted Global Certificate. Each such Restricted Global Certificate will have a CUSIP number. Each Restricted Global Certificate will be subject to restrictions on transfer contained in a legend appearing on the front of such Global Certificate, as set out under "Transfer Restrictions". In certain circumstances, as described below in "Transfers of Registered Notes", transfers of interests in a Restricted Global Certificate may be made as a result of which such legend may no longer be required.

In the case of a Tranche of Registered Notes to be cleared through the facilities of DTC, the Custodian, with whom the Restricted Global Certificates are deposited, and DTC will electronically record the nominal amount of the Restricted Notes held within the DTC system. Investors in Notes of such Tranche may hold their beneficial interests in an Unrestricted Global Certificate only through Clearstream, Luxembourg or Euroclear. Investors may hold their beneficial interests in a Restricted Global Certificate directly through DTC if they are participants in the DTC system, or indirectly through organisations which are participants in such system.

Payments of the principal of, and interest on, each Restricted Global Certificate registered in the name of DTC's nominee will be to or to the order of its nominee as the registered owner of such Restricted Global Certificate. The Bank expects that the nominee, upon receipt of any such payment, will immediately credit DTC participant's accounts with payments in amounts proportionate to their respective beneficial interests in the nominal amount of the relevant Restricted Global Certificate as shown on the records of DTC or the nominee. The Bank also expects that payments by DTC participants to owners of beneficial interests in such Restricted Global Certificate held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. None of the Bank, any Paying Agent or any Transfer Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the Restricted Global Certificates or for maintaining, supervising or reviewing any records relating to such ownership interests.

All Registered Notes will initially be in the form of an Unrestricted Global Certificate and/or a Restricted Global Certificate. Individual Certificates will only be available, in the case of Notes initially represented by an Unrestricted Global Certificate, in amounts specified in the applicable Final Terms, and, in the case of Notes initially represented by a Restricted Global Certificate, in amounts of U.S.$100,000 (or its equivalent rounded upwards as agreed between the Bank and the relevant Dealer(s)), or higher integral multiples of U.S.$1,000, in certain limited circumstances described below.

Transfers of Registered Notes

Transfers of interests in Global Certificates within DTC, Clearstream, Luxembourg and Euroclear will be in accordance with the usual rules and operating procedures of the relevant clearing system. The

laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a Restricted Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a Restricted Global Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

Beneficial interests in an Unrestricted Global Certificate may only be held through Clearstream, Luxembourg or Euroclear. In the case of Registered Notes to be cleared through Euroclear, Clearstream, Luxembourg and/or DTC, transfers may be made at any time by a holder of an interest in an Unrestricted Global Certificate to a transferee who wishes to take delivery of such interest through the Restricted Global Certificate for the same Series of Notes provided that any such transfer made on or prior to the expiration of the distribution compliance period (as used in "Subscription and Sale") relating to the Notes represented by such Unrestricted Global Certificate will only be made upon receipt by the Registrar or any Transfer Agent of a written certificate from Euroclear or Clearstream, Luxembourg, as the case may be, (based on a written certificate from the transferor of such interest) to the effect that such transfer is being made to a person whom the transferor reasonably believes is a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities law of any state of the United States or any other jurisdiction. Any such transfer made thereafter of the Notes represented by such Unrestricted Global Certificate will only be made upon request through Clearstream, Luxembourg or Euroclear by the holder of an interest in the Unrestricted Global Certificate to the Issuing and Paying Agent of details of that account at either Euroclear or Clearstream, Luxembourg or DTC to be credited with the relevant interest in the Restricted Global Certificate. Transfers at any time by a holder of any interest in the Restricted Global Certificate to a transferee who takes delivery of such interest through an Unrestricted Global Certificate will only be made upon delivery to the Registrar or any Transfer Agent of a certificate setting forth compliance with the provisions of Regulation S and giving details of the account at Euroclear or Clearstream, Luxembourg, as the case may be, and/or to DTC to be credited and debited, respectively, with an interest in the relevant Global Certificates.

Subject to compliance with the transfer restrictions applicable to the Registered Notes described above and under "Transfer Restrictions", cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected by the relevant clearing system in accordance with its rules and through action taken by the Custodian, the Registrar and the Issuing and Paying Agent.

On or after the Issue Date for any Series, transfers of Notes of such Series between accountholders in Clearstream, Luxembourg and/or Euroclear and transfers of Notes of such Series between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. Because there is no direct link between DTC, on the one hand, and Clearstream, Luxembourg and Euroclear, on the other, transfers of interests in the relevant Global Certificates will be effected through the Issuing and Paying Agent, the Custodian and the Registrar receiving instructions (and where appropriate certification) from the transferor and arranging for delivery of the interests being transferred to the credit of the designated account for the transferee. Transfers will be effected on the later of (i) three business days after the trade date for the disposal of the interest in the relevant Global Certificate resulting in such transfer and (ii) two business days after receipt by the Issuing and Paying Agent or the Registrar, as the case may be, of the necessary certification or information to effect such transfer. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

For a further description of restrictions on transfer of Registered Notes, see "Transfer Restrictions".

DTC has advised the Bank that it will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of Restricted Global Certificates for exchange as described above) only at the direction of one or more participants in whose account with

DTC interests in Restricted Global Certificates are credited and only in respect of such portion of the aggregate nominal amount of the relevant Restricted Global Certificates as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the relevant Restricted Global Certificates for exchange for individual Certificates (which will, in the case of Restricted Notes, bear the legend applicable to transfers pursuant to Rule 144A).

DTC has advised the Bank as follows: DTC is a limited purpose trust company organised under the laws of the State of New York, a "banking organisation" under the laws of the State of New York, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerised book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the global Certificates among participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Bank, any Paying Agent or any Transfer Agent will have any responsibility for the performance by DTC, Clearstream, Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While a Restricted Global Certificate is lodged with DTC or the Custodian, Restricted Notes represented by individual Certificates will not be eligible for clearing or settlement through DTC, Clearstream, Luxembourg or Euroclear.

Individual Certificates

Registration of title to Registered Notes in a name other than a depositary or its nominee for Clearstream, Luxembourg and Euroclear or for DTC will be permitted only (i) in the case of Restricted Global Certificates in the circumstances set forth in "Summary of Provisions Relating to the Notes while in Global Form – Exchange – Restricted Global Certificates" or (ii) in the case of Unrestricted Global Certificates in the circumstances set forth in "Summary of Provisions Relating to the Notes while in Global Form – Exchange – Unrestricted Global Certificates". In such circumstances, the Bank will cause sufficient individual Certificates to be executed and delivered to the Registrar for completion, authentication and despatch to the relevant Noteholder(s). A person having an interest in a Global Certificate must provide the Registrar with:

(i) a written order containing instructions and such other information as the Bank and the Registrar may require to complete, execute and deliver such individual Certificates; and

(ii) in the case of a Restricted Global Certificate only, a fully completed, signed certification substantially to the effect that the exchanging holder is not transferring its interest at the time of such exchange, or in the case of a simultaneous resale pursuant to Rule 144A, a certification that the transfer is being made in compliance with the provisions of Rule 144A. Individual Certificates issued pursuant to this paragraph (ii) shall bear the legends applicable to transfers pursuant to Rule 144A.

Pre-issue Trades Settlement

It is expected that delivery of Notes will be made against payment therefor on the relevant Issue Date, which could be more than three business days following the date of pricing. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Registered Notes in the United States on the date of pricing or the next succeeding business days until the relevant Issue Date will be required, by virtue of the fact that the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other

countries will vary. Purchasers of Notes may be affected by such local settlement practices and purchasers of Notes who wish to trade Notes between the date of pricing and the relevant Issue Date should consult their own adviser.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be used for general funding purposes or to strengthen the Bank's capital base. If, in respect of any particular issue, there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

THE GROUP

Introduction

The Bank is a public company limited by shares and was incorporated in Cyprus in 1899. The Bank is the holding company of the Bank of Cyprus Group. The registered office of the Bank is located at the Group Headquarters at 51 Stassinos Street, Ay. Paraskevi, Strovolos, 2002 Nicosia, Cyprus, telephone number +357 22 842100. The Bank is registered in the companies register of Cyprus with registration number HE 165. The Bank's legal name is Bank of Cyprus Public Company Ltd and its commercial name is Bank of Cyprus.

The Bank is the largest bank in Cyprus in terms of deposits with an estimated share of 29.9 per cent. of the Cypriot banking market (including cooperative credit institutions) as at 31 December 2006 based on Central Bank of Cyprus statistical information. The Bank is listed on the Cyprus Stock Exchange and the Athens Exchange. As at 31 December 2006, the Bank had a market capitalisation of C£3.3 billion (€5.7 billion) and accounted for 47 per cent. of the total market capitalisation of the Cyprus Stock Exchange.

As at 31 December 2006, the Group had consolidated total assets of C£14.56 billion (€25.19 billion) (C£12.8 billion (€22.14 billion) as at 31 December 2005). The Group recorded a profit after tax of C£183.1 million (€316.7 million) for the year ended 31 December 2006 (C£72.4 million (€125.2 million) for the year ended 31 December 2005).

The Group offers a wide range of financial products and services, which include (i) banking services in Cyprus, Greece, the United Kingdom, Australia, the Channel Islands and soon Romania and Russia, (ii) finance, leasing, factoring, brokerage, fund management, general and life insurance services in Cyprus and Greece, and (iii) investment banking services in Cyprus.

The Bank currently operates 144 branches in Cyprus. The Bank has been operating in Greece since 1991. The expansion of the Bank's Greek operations started in 1999. The Bank operates 121 branches in Greece. At the end of December 2006, the market share of the Bank in deposits and loans in Greece amounted to 3.8 per cent. and 3.6 per cent., respectively, based on the Bank of Greece information. The Bank is well established in the United Kingdom, where it operates six branches, to serve the sizeable Cypriot and Greek communities. The Group's international activities were further enhanced in 2000 with the operation of a wholly owned subsidiary bank in Australia, which operates eleven branches. Soon, the first branch of the Bank in Romania will start operations. The Bank has representative offices in the United States of America, Canada, South Africa and Russia.

The following table shows the Group's summary income statement for each of the two years ended 31 December 2005 and 2006.

	For the year ended 31 December		
	2006	*2005*	*change*
	(C£ million)		*(%)*
Net interest income	358.6	279.8	28
Net fees and commission income	101.1	89.7	13
Foreign exchange income	20.8	14.5	43
Net gains on sale and change in fair value of financial instruments	15.0	6.0	149
Income from insurance business	26.4	23.4	13
Other income	8.7	5.8	48
Total income	530.6	419.2	27
Staff costs and other operating expenses	(247.7)	(237.6)	4
Core profit (profit before provisions for impairment of loans and advances)(1)(2)	282.9	181.6	56
Provisions for impairment of loans and advances	(58.4)	(91.1)	(36)
Profit before tax	224.5	90.5	148
Tax	(41.4)	(18.1)	128
Profit after tax	183.1	72.4	153

Notes:

(1) For the year ended 31 December 2006 divided between the Group's areas of activity as follows: Banking and other Financial Services (92 per cent.), Insurance Business (6 per cent.), Property and Hotel Business (2 per cent.).

(2) For the year ended 31 December 2006 divided geographically as follows: Cyprus (67 per cent.), Greece (31 per cent.), other countries (2 per cent.).

All analyses in the Prospectus by geographic sector are shown following restatements in the capital of each sector to bring it in line with the capital required by the capital adequacy regulations (unaudited).

Group profit after tax for 2006 reached C£183 mn (€317 mn), recording an increase of 153% compared to 2005. There was a significant improvement in all of the Group's performance indicators during 2006, with the return on equity ratio increasing to 21.7% and the cost to income ratio decreasing to 46.7%. The fast growth rate of the Group's business in Cyprus, combined with the cost containment program, the very positive course of the Group's insurance operations and the continuation of its dynamic expansion in Greece contributed to the profitability improvement. As a result, the Group exceeded its targets.

- Group profit after tax for 2006 reached C£183 mn (€317 mn) compared to C£72 mn (€125 mn) for 2005, recording an increase of 153%.
- The Group return on equity increased substantially to 21.7% compared to 11,9% for 2005.
- The cost to income ratio improved to 46.7% compared to 56,7% for 2005.
- The ratio of non-performing loans to total loans has improved from 9.3% at 1 January 2006 to 5.6% at 31 December 2006, thus enabling the annual provision charge to decrease to 0.7% of total loans.
- The above results reflect the positive effect of the steps taken for:
  - Increase in business volumes (19% in loans and 13% in deposits).
  - Increase in net interest income by 28%.
  - Increase in fee and commission income by 13%.
  - Increase in income from insurance operations by 13%.
  - Containment of the rate of increase of expenses to 4%.
  - Decrease of the annual provision charge to 0.7% of total loans.

- The improvement in the profitability of the Group's Cyprus operations is exceptional. Profit after tax increased by 239% to C£141 mn (€244 mn).
- The profitability of the Greek operations also registered a significant increase with profit after tax increasing by 50% to reach C£37 mn (€65 mn).

The Group's loans reached C£8,83 bn (€15,27 bn) at 31 December 2006, recording an annual increase of 19%.

The Group has increased its market share in total advances, to 26.7% in December 2006[1] compared to 25.6% in December 2005. The continuous increase in market share over the last two years is the result of the successful mobilization of the entire branch network as well as the effective promotion campaigns addressed to the retail lending sector and specifically mortgage lending. It is estimated that greater increases in market share have been achieved in the retail lending sector for which no statistics are available for the total banking system.

In Cyprus, the Group's total loans at 31 December 2006 amounted to C£4,19 bn (€7,24 bn), recording an annual increase of 18%.

In Greece, the annual rate of increase in the Group's loans reached 21% with the Group's Greek loan portfolio increasing to C£3,79 bn (€6,55 bn). The average annual rate of increase for 2004-2006 of the Group's loans in Greece (21%) is greater than the rate of increase of loans of the Greek banking system (18%)[2].

The Group's dynamic expansion in Greece is mainly focused on housing and consumer loans. The balance of housing and consumer loans at 31 December 2006 increased by 27% and 31%, respectively, compared to 31 December 2005. Loans to small and medium size businesses and to the retail sector, which represent the main focus of the Group's operations in Greece, reached 74% of the total loan portfolio.

At 31 December 2006, Group loans in the United Kingdom and Australia increased by 21% and 15%, reaching C£681 mn (€1,18 bn) and C£168 mn (€291 mn), respectively.

The Group's total deposits at 31 December 2006 reached C£12,10 bn (€20,93 bn), recording a 13% annual increase.

In Cyprus, the annual rate of increase in Group deposits was 11% and total amounted to C£6,89 bn (€11,91 bn) deposits at 31 December 2006. The Bank's market share of total banking system deposits in Cyprus, including credit cooperatives, for December 2006 amounted to 29.9%[1], compared to 32.0% for December 2005 as a result of a policy to consciously avoid expensive deposits and efficiently manage the Group's high liquidity.

The Group's foreign currency deposits amounted to 58% of total deposits of Cyprus operations.

Group deposits in Greece increased significantly at an annual rate of 14%, with total deposits reaching to C£4,41 bn (€7,63 bn) at 31 December 2006 and market share was maintained at the level of 3.8% (December 2006)[2]. The increase in deposits was accompanied by a significant decrease in their cost to the Group.

At 31 December 2006, the Group's deposits in the United Kingdom and Australia reached C£661 mn (€1,14 bn) and C£136 mn (€236 mn), recording an annual increase of 17% and 18%, respectively.

At 31 December 2006, the Group shareholders' funds amounted to C£905 mn (€1,57 bn) and the Group capital adequacy ratio stood at 12.[illegible]% compared to the minimum capital adequacy requirement of 8% imposed by the Central Bank of Cyprus effective 1 January 2007.

History

The Bank was established in Cyprus in 1899 as the "Nicosia Savings Bank" by a group of local businessmen. It changed its name to "Bank of Cyprus" in 1912 and extended its reach across the island in 1943 on merging with a number of banking institutions based in other Cypriot towns.

A major reorganisation of the Bank and its subsidiaries was implemented in 1973 and Bank of Cyprus (Holdings) Limited ("**BOCH**") was established as the Bank's holding company. In the years following 1973, the Group extended its range of services and during the 1980s the Group experienced a period of growth and moved into new financial sectors. The Bank established its first branch in Greece in 1991. Greece represents the principal focus of overseas expansion of the Bank.

1 Based on Central Bank of Cyprus information. Share basis includes credit cooperatives, but excludes ex-offshore banks.

2 Based on Bank of Greece information.

Following a restructuring in August 1999, the Bank became the holding company of the Group in place of BOCH. Under the terms of the restructuring plan, the share capital of BOCH was cancelled and all assets and liabilities of BOCH were transferred to the Bank. As part of the restructuring, the Bank's ordinary shares were listed on the Cyprus Stock Exchange, replacing the shares of BOCH.

In November 2000, the Bank became the first non-Greek company to have its shares listed on the Athens Stock Exchange.

Group Structure

The following list sets out the Group structure (direct and indirect holdings) as at 31 January 2007:

BANK OF CYPRUS PUBLIC COMPANY LTD

Group Holding Company[(1)]

► **BANKING, HIRE PURCHASE, LEASING AND FACTORING SERVICES**

- Bank of Cyprus Public Company Ltd (Cyprus, Greece, United Kingdom and Romania)
- Mortgage Bank of Cyprus Ltd (Cyprus)
- Old Company (BCL) Ltd[(2)]
- Bank of Cyprus Australia Pty Ltd (Australia)
- Bank of Cyprus (Channel Islands) Ltd (Guernsey)
- Kyprou Leasing SA (Greece)
- Kyprou Commercial SA (Greece)
- Cyprus Leasing (Romania) IFN SA (Romania)

► **INVESTMENT BANKING AND RELATED SERVICES**

- The Cyprus Investment and Securities Corporation Ltd (CISCO) (Cyprus)
- Kyprou Securities SA (Greece)
- BOC Ventures Ltd (Cyprus)
- Tefkros Investments Ltd (Cyprus)
- Tefkros Investments (CI) Ltd (Channel Islands)

► **ASSET MANAGEMENT**

- Bank of Cyprus Mutual Funds Ltd (Cyprus)
- Kyprou Mutual Fund Management Company (AEDAK) (Greece)
- BOC International Fund Management Ltd (Ireland)[(3)]

► **INSURANCE SERVICES**

- General Insurance of Cyprus Ltd (Cyprus, Greece)
- EuroLife Ltd (Cyprus, Greece)
- Kyprou Insurance Services Ltd (Greece)

► **PROPERTY AND HOTEL SERVICES**

- Kermia Ltd (Cyprus)
- Kermia Hotels Ltd (Cyprus)

Notes:

(1) All Group companies are 100 per cent. subsidiaries (directly or indirectly) of the Bank with the exception of JCC Payment Systems Ltd in which the Bank has a 45 per cent. interest.

(2) Formerly known as Bank of Cyprus (London) Ltd. The business of Bank of Cyprus (London) Ltd was transferred to the UK branch of Bank of Cyprus Public Company Limited on 1 November 2004. The renamed company does not carry out any activities. The Group has decided the termination of the Company's activities and has started the dissolution process.

(3) The Group has decided to terminate the activites of BOC International Fund Management Ltd and has started the dissolution process.

- Kermia Properties and Investments Ltd (Cyprus)
- Kyprou Properties SA (Greece)

► **CREDIT CARD PROCESSING**

- JCC Payment Systems Ltd (*45% participation*) (Cyprus)

The following chart shows the administrative structure of the Group as at 31 January 2007:

GROUP ORGANISATIONAL STRUCTURE


Board of Directors
Internal Audit
Group Chief Executive Officer
Group Communications Department
Deputy Group Chief Executive Officer and Chief Executive Officer Cyprus
Group Chief General Manager
Legal & Compliance
Group General Manager Domestic Banking
Group General Manager Bank of Cyprus Greece
Group General Manager Information & Operations
Group General Manager Finance
Group General Manager Risk Management
● Banking Services Cyprus
● BOC Hire Purchase & Leasing Division
● Factoring Division
● Representative Offices
● Banking Services UK
● Eurolife
● General Insurance of Cyprus
● Private Banking Cyprus
● CISCO
● Operations Cyprus
● Group Treasury
● Banking Services Greece
● Kyprou Leasing
● Kyprou AEDAK
● Kyprou Securities
● Operations Greece
● Kyprou Factors
● Private Banking Greece
● Kyprou Asfalistiki
● Kyprou Zois
● Group Human Resources
● Group Operations
● Group IT
● Bank of Cyprus Australia
● Bank of Cyprus Romania
● Cyprus Leasing (Romania) IFN SA
● Group Finance
● Group Strategic Planning & Research
● Group Financial & Tax Planning
● Group Central Purchasing Department
● Bank of Cyprus Russia
● Credit Risk Policy Management
● Operational Risk Management
● Group Market Risk Management
● Group Provisioning
● Investor Relations
● Shares & Bonds Department
● BOC Cultural Foundation
● Historical Archive
● BOC Ventures
● BOC Channel Islands
● Kermia
● Kermia Properties & Investments
● Kermia Hotels

Strategy

Bank of Cyprus Group sets strategic priorities for the three years to December 2009 aiming to create shareholder value on a sustainable basis. The initiatives of the Group aim to take advantage of the strategic advantages of the Group for the benefit of shareholders, namely its leading position in Cypriot domestic banking, the critical role of the Group in the establishment of Cyprus as an international financial centre for businesses from Russia and other countries of Eastern Europe, and its particularly successful presence in the Greek market. The strategic initiatives will provide opportunities for the profitable utilisation of the Group's surplus liquidity and capital.

The strategic priorities of the Group for the three years to December 2009 are focused on the following three directions:

Exploiting opportunities in Cyprus

- Enhancement of the position in the domestic market with particular focus on the retail sector in light of the positive macroeconomic environment, reinforced by the forthcoming entry into the European Monetary Union and the ongoing structural changes in the financial services sector.

  The Group targets further market share gains in loans through its targeted product marketing policy, flexible products, cross-selling through alternative distribution channels and increase of front line personnel. The Group has been successful in attracting significant numbers of new customers in 2006 despite its already dominant position.

- In parallel to growth in total income, effective cost control is anticipated through further improvements in network efficiency, controlled recruitments, and through exploitation of cost synergy opportunities from the support functions in Greece and Cyprus.

- The provision charge is expected to decline through further credit quality improvements and the particularly effective new credit policy implemented.

- Further strengthening of the Group's leading position of profitable international banking to companies based in Cyprus.

  Cyprus as an international financial centre offers specific advantages for corporations operating in Russia and other countries of ex-Soviet Union as well as corporations that invest in these countries. Cyprus, as a member of the European Union, with its competitive tax rate and efficient double taxation treaties, as well as high quality legal and accounting services, has significant prospects for further growth and consolidation of its position as a significant international financial centre. The number of international commercial and holding companies based in Cyprus has been increasing consistently over the last decade.

  Bank of Cyprus aims to further strengthen its leading position in this profitable sector through the attraction of new clients, expansion of its product offering and utilisation of its comparative advantages arising from its position as the largest Cypriot bank with numerous years of operation in the sector and its specialised personnel.

Further expansion in Greece and growing profitability of its maturing network

- Further expansion of the Group's presence in the Greek banking market in light of the strong macroeconomic fundamentals and the persisting low banking penetration of the Greek market relative to the Eurozone.

  To this end the Group plans the expansion of the branch network to 190 branches by 2009 (from 120 today), with particular emphasis on the Athens metropolitan area and other urban centres.

- The maturity of the approximately 800,000 client relationships, offering improved pricing and cross-selling opportunities as well as the particularly cost efficient structure of the operations, are expected to significantly enhance profitability. The Group's experience of branch network maturity so far is particularly encouraging.

Expansion into new markets

The Group's expansion into new markets aims at the long-term continuation of its high growth rates and is based on its strategic advantages in order to minimise and create value for shareholders. Countries that have been targeted are those where Bank of Cyprus has existing client relationship, feature extensive population, strong macroeconomic environment, low banking sector penetration, and brand recognition for Bank of Cyprus, thus providing very good prospects for the Group. The experience of our successful expansion into the competitive Greek market, the Group's high liquidity levels, and the existing client relationships form Bank of Cyprus' competitive advantage compared to the competition.

Commencement of operations in Romania

- Bank of Cyprus has already obtained all the relevant licenses for the commencement of banking operations in Romania and plans the full commencement of operations in the first six months of 2007.

  Romanian real GDP growth stands at 7.2% while banking sector penetration remains low offering significant growth opportunities for the banking sector. Bank of Cyprus aims to benefit from these opportunities.

  With existing client relationships in Romania the Group implements a strategy focused on personal service and recruitment of competent personnel and their training and development. In 2007 the Group will establish 7 branches, two business centres, and one corporate centre in Bucharest. Two more business centres/branches will operate in other major cities (Timisoara and Constanza).

- Bank of Cyprus has already launched leasing operations in Romania aiming to utilise its experience from the leasing sector in Greece where it has a 19% market share as well as its relationships with large retailers. Personnel of the leasing company will also be located in some of the bank's branches and business centres.

Commencement of operations in Russia in 2007

- Russia is a large market where the Group aims to commence operations in 2007. The largest part of the bank licensing procedure has already been completed.

  The prospects of the banking sector in Russia are very attractive for new market entrants due to the low penetration of the sector and the rapid growth rates of the Russian economy.

  Bank of Cyprus has a large number of client relationships with companies that operate in Russia given that Cyprus is the registration country for a large number of their subsidiaries. On the back of these relationships Bank of Cyprus has already completed the recruitment of the key personnel for its operations in Russia and is preparing the infrastructure to expand rapidly upon completion of the licensing procedure. In this context a building has been rented in Moscow, which is being adapted according to the needs of the operations.

  Bank of Cyprus strategy to penetrate the Russian banking market entails initially the development of a loan portfolio and the provision of services (guarantees, letters of credit, foreign exchange services, payment orders, liquidity management) to existing corporate clients of the Group thus minimising credit risk and effectively deploying excess liquidity. At this stage the provision of leasing services is also being examined and at a later stage, the establishment of a branch network in Moscow and St. Petersburg aiming to offer retail banking services.

Selective acquisitions as part of the Group's organic growth strategy

- In the context of its organic growth strategy the Group will continue to evaluate on an ongoing basis, in parallel with its organic growth plans, acquisition opportunities in the targeted markets with the aim of accelerating its penetration into these markets. Bank of Cyprus has a strong capital base and increasing undistributed profits are projected within the context of its three-year plan, which can be invested in the further expansion of the Group's operations.

Deposits and Funding

The Group's funding principally consists of customer deposits. These are attracted through the Bank's branch networks in Cyprus, Greece, the United Kingdom, the Channel Islands and Australia. The Group also holds some debt securities and takes a small amount of deposits on the interbank market.

The following table shows a breakdown of the Group's funding by type as at the dates indicated.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Customer deposits and other accounts	8,655,882	10,724,485	12,099,736	18,548,054	20,926,558
Amounts due to banks	131,380	177,749	261,328	307,418	451,968
Debt securities in issue	148,612	318,216	433,777	550,356	750,220
Total	8,935,874	11,220,450	12,794,841	19,405,828	22,128,746

The Group's funding is divided into two distinct components: funding in Cyprus pounds and funding in other currencies. As at 31 December 2006, 23.3 per cent. of Group funding was represented by funding in Cyprus pounds (25.4 per cent. as at 31 December 2005).

As at 31 December 2006, the Group's loans and advances in foreign currency amounted to 54.5 per cent. of its foreign currency funding which indicates that, the Group remained highly liquid in foreign currency.

The following table shows the split of the Group's funding between Cyprus pounds and foreign currencies as at the dates indicated.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Cyprus pounds	2,689,388	2,854,940	2,985,689	4,937,634	5,163,765
Other	6,246,486	8,365,510	9,809,152	14,468,194	16,964,981
Total	8,935,874	11,220,450	12,794,841	19,405,828	22,128,746

The Bank accepts foreign currency deposits, mostly in euro, U.S. dollars, pound sterling and Australian dollars, from a diversified depositor base.

Customer Deposits and Other Accounts

The majority of the Group's Cyprus pound financing consists of customer deposits. As at 31 December 2006, the Group had C£2.90 billion Cyprus pound customer deposits (C£2.80 billion as at 31 December 2005). As at 31 December 2006, the Bank had a market share of approximately 29.9 per cent.(1) of the total deposits held in the Cypriot banking system (including deposits held by the cooperative credit institutions). The Bank regards its deposit base in Cyprus as stable and has never experienced a significant run on its deposits, even during periods of political crisis in Cyprus such as the Turkish invasion of the northern part of the island in 1974. The Bank believes that the reach of its branch network across Cyprus and the strength of its image and financial position are attractive to depositors wishing to deposit funds in Cyprus.

In the Cyprus market the Bank offers demand, savings and time deposits (both notice and fixed period accounts) and structured deposits. Similar products are offered to retail depositors in Greece, the United Kingdom, the Channel Islands and Australia. The following table shows a breakdown of the Group's customer deposits and other accounts between these categories as at the dates indicated.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Demand	1,036,663	1,354,135	1,658,918	2,341,985	2,869,108
Savings	613,540	745,873	1,030,370	1,289,991	1,782,030
Time	7,005,679	8,624,477	9,410,448	14,916,079	16,275,420
Total	8,655,882	10,724,485	12,099,736	18,548,055	20,926,558

(1) Based on Central Bank of Cyprus information.

Of the Group's total foreign currency customer deposits, as at 31 December 2006, 43.4 per cent. were taken in Cyprus, 48.0 per cent. were taken in Greece, 7.2 per cent. were taken in the United Kingdom and the Channel Islands and 1.4 per cent. were taken in Australia.

The following table shows a breakdown of the Group's customer deposits according to their contractual maturity date as at the dates indicated.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Repayable:					
– on demand and up to 1 month	4,877,242	6,488,602	7,358,284	11,222,072	12,726,192
– between 1 and 3 months	2,536,860	2,881,828	2,801,730	4,984,137	4,845,607
– between 3 months and 1 year	950,457	1,186,472	1,680,972	2,052,010	2,907,250
– between 1 year and 5 years	280,320	154,805	177,068	267,736	306,240
– over 5 years	11,003	12,778	81,682	22,100	141,269
Total	8,655,882	10,724,485	12,099,736	18,548,055	20,926,558

Amounts due to Banks

As at 31 December 2006, only 2.0 per cent. of the Group's funding was represented by interbank borrowing (1.6 per cent. as at 31 December 2005). The Cypriot interbank market is very small and the majority of interbank deposits are from overseas banks. The following table shows the breakdown of the Group's interbank deposits by contractual maturity as at 31 December in each of the years 2004 to 2006.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Repayable:					
– on demand and up to 1 month	51,970	120,051	107,647	207,629	186,176
– between 1 and 3 months	39,969	42,842	93,495	74,096	161,700
– between 3 months and 1 year	39,441	14,856	9,882	25,694	17,091
– between 1 and 5 years	—	—	50,304	—	87,001
Total	131,380	177,749	261,328	307,419	451,968

Debt Securities in Issue

As at 31 December 2006, the Group had C£433.8 million of debt securities in issue (C£318.2 as at 31 December 2005). The balance as at 31 December 2006 comprised:

	Interest rate: three-month Euribor plus	*In thousands of C£*
Senior debt in euro (€3 million) 2003/2008	0.45%	1,735
Senior debt in euro (€300 million) 2005/2008	0.30%	172,709
Interest-free loan from the European Development Bank		288
Senior debt in euro (€300 million) 2006/2009	0.33%	173,304
Short-term Commercial Paper in euro	—	19,053
Short-term Commercial Paper in US Dollars	—	66,688
		433,777

	In thousands of C£
Repayable	
– on demand and up to 1 month	51,008
– between 1 and 3 months	33,437
– between 3 months and 1 year	1,296
– between 1 and 5 years	347,748
– after 5 years	288
	433,777

During 2006, the Company issued €300 million of senior debt under the EMTN Programme. The senior debt was issued in euro for a three year term, at the price of 99.942 per cent. and bears a floating rate of interest. The €300 million 2005/2008, and €300 million 2006/2009 senior debt securities issued under the EMTN Programme have been listed on the Luxembourg Stock Exchange.

In April 2006, the Company established a Euro Commercial Paper (ECP) Programme with an aggregate nominal amount up to €500 million. According to the terms of the Programme, the Commercial Paper is issued in various currencies at a discount and pays no interest. Each issue will have a maturity period up to 364 days and the Commercial Paper will not be listed on any stock exchange.

Other Sources of Funds

The Bank had in issue the following series of subordinated loan stock repayable on the following maturities as at 31 December 2004, 2005 and 2006.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Capital Securities Series A (C£65 million)	62,781	62,781	64,311	108,580	111,225
Capital Securities Series B (C£30 million)	29,992	29,753	29,883	51,458	51,683
Step-Up Floating Rate Bonds, 2006/2011 (€275 million)	159,238	157,625	—	272,613	—
Floating Rate Subordinated Bonds, 2008/2013 (€200 million)	115,582	114,422	114,503	197,893	198,034
Floating Rate Subordinated Bonds, 2011/2016 (€200 million)	—	—	111,308	—	192,508
Total	367,593	364,581	320,005	630,544	553,450
Repayable:					
– after 5 years	367,593	364,581	320,005	630,544	553,450
Total	367,593	364,581	320,005	630,544	553,450

All of the above subordinated loan stock ranks after the claims of depositors and other creditors of the Bank but have priority over the shareholders of the Bank and qualifies as Tier II capital in determining the capital base of the Bank, with the exception of Capital Securities which qualify as Tier I capital.

Capital Securities Series A and Series B were issued on 20 February 2003 and 22 March 2004, respectively, in Cyprus pounds and have been offered to investors in Cyprus. Capital Securities rank as Tier 1 capital and have no maturity date. However, they may be redeemed in whole at the option of the Bank, subject to the prior consent of the Central Bank of Cyprus, at their principal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. Capital Securities bear a floating rate of interest, which is revised every three

months. The interest rate is equal to the base rate of the Bank at the beginning of each three month period plus 1.00 per cent. Interest is payable quarterly. Capital Securities are listed on the Cyprus Stock Exchange.

On 20 June 2001 the Bank issued €275 million Step-up Floating Rate Bonds 2006/2011 in euro, maturing on 20 June 2011. The Bank had the option to redeem the bonds in whole on or at any date after 20 June 2006. The Bank redeemed the bonds on 20 June 2006. The interest rate was 1.20 per cent. above the three-month Euribor until June 2006 and 2.40 per cent. thereafter. The bonds were listed on the Luxembourg Stock Exchange.

During 2003, the Bank established a Euro Medium Term Note (EMTN) Programme. The Programme's aggregate nominal amount stands at €2 billion.

Under the EMTN Programme, the Bank issued €200 million Step-Up Floating Rate Bonds in euro which mature in October 2013. The Bank has the option to call them during or after October 2008. The interest rate was set at 1.00 per cent. above three-month Euribor and the issue price at 99.766 per cent. If the bonds are not called in October 2008, the interest rate will increase by 1.20 per cent. The bonds are listed on the Luxembourg Stock Exchange.

Also under the EMTN Programme, the Bank issued in May 2006 €200 million Floating Rate Subordinated Bonds 2011/2016 in euro maturing in May 2016. The Bank has the option to call the Bonds in whole during or after May 2011. The interest rate of the Bonds was set at the three-month Euribor plus 0.60 per cent. until May 2011 and will increase to plus 1.60 per cent. thereafter. The issue price of the Bonds was 99.861 per cent. The Bonds are listed on the Luxembourg Stock Exchange.

Loans and Other Advances to Customers

As at 31 December 2006, total loans and advances to customers of the Group stood at C£8.37 billion (C£6.98 billion as at 31 December 2005), which represented 57.4 per cent. of the Group's total assets (54.6 per cent. as at 31 December 2005).

The Group's lending consists of extensions of credit by the Bank and its subsidiaries (including hire-purchase and leasing facilities) (see "Other Activities – Hire-Purchase/Leasing"). The following table shows the breakdown of the Group's loans and advances to customers including provisions for impairment of loans and advances as at the date indicated.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Lending to customers	5,808,403	6,638,611	7,915,425	11,481,513	13,689,770
Hire-purchase and finance lease debtors	641,883	759,410	911,438	1,313,404	1,576,337
Total loans and advances to customers	6,450,286	7,398,021	8,826,863	12,794,917	15,266,107
Provisions for impairment of loans and advances	(471,034)	(413,810)	(461708)	(715,687)	(798527)
Total	5,979,252	6,984,211	8,365,155	12,079,230	14,467,580

(See "Provisioning and Loan Loss Experience" for a discussion of the Group's policies for classifying and provisioning for bad and doubtful debts.)

Lending Policy

The Bank's lending is divided between retail, medium-sized businesses and corporate customers. The Bank in Cyprus currently regards any company with available credit lines with the Group in excess of an aggregate principal amount of C£750,000 as falling within the corporate category (see "Corporate Lending" below) and in the range of C£80,000 and C£750,000 as falling within the medium-sized business category. All other customers fail within the retail sector which comprises personal customers and small businesses with facilities from the Bank of up to C£80,000. As at 31 December 2006, retail advances accounted for approximately 33 per cent., of the Group's total gross consolidated extensions

of credit while advances to medium-sized businesses accounted for approximately 33 per cent. Corporate advances accounted for approximately 34 per cent.

The Bank's primary lending criterion is the borrower's repayment ability. Additionally, the Bank places emphasis on the provision of security, either in the form of tangible collateral or personal guarantees. Often customers borrow in their personal capacity or as medium-sized businesses taking advantage of a number of different facilities. In these cases, the security taken by the Bank in respect of a customer's borrowings is in effect "pooled" by a system of cross collateralisation and cross guarantees, so that default under the terms of one facility may trigger enforcement of security originally taken in respect of another. This pooling of security maintains flexibility in that it allows the Bank to have access to the maximum amount of assets in respect of a borrower. The Bank places paramount importance on the assessment of a prospective borrower's ability to meet repayment schedules (see "Policies for Approving Credit Exposures"). Security is held as a last resort for the recovery of the debt. Generally, the Bank only requires a review of security if the borrower makes a request for a new loan or advance or during the annual review (see "Review of Credit Exposures"). The Bank estimates that approximately 50 per cent, of the Group's lending is secured by tangible collateral. The majority of the Group's lending is backed by personal guarantees.

As at 31 December 2006, 90 per cent., of the Group's credit portfolio was funded, and 10 per cent., was unfunded (89 per cent., and 11 per cent., respectively, in 2005). The Group's unfunded credit consists of acceptances and endorsements, guarantees and performance bonds and documentary credits (see "Trade Finance" below).

In the area of corporate and business lending, the Planning Division, in co-operation with the Group Credit Risk Policy Management Division, prepares periodical sectoral studies to identify those sectors which may present problems and the target areas for credit expansion. These studies are used by the Board of Directors in the formulation or review of lending policy. At present, the Bank believes that the main areas in Cyprus which require caution in relation to its loan portfolio are the share brokerage, clothing, footwear, leather-goods manufacturing, secondhand car dealing, supermarkets, political parties, airlines, betting agencies/houses/casinos, hotel industries, cigar trading, arms trading, mass media, importers of foodstuff and other supermarket commodities, fish farming, poultry farming, winery, athletic clubs, local ice cream manufacturing/importing, furniture manufacturing/ importing, insurance sectors and restaurants and clubs. The risky sectors are reviewed periodically by the Group Credit Risk Policy Management Division. As a result, the Bank has strict restrictions on new extensions of credit to borrowers in these sectors. In particular, all loan applications (or applications for loan renewals) from business firms in these sectors are referred to Head Office (see "Policies for Approving Credit Exposures").

Retail Lending

The Group offers a wide range of retail credit products to its customers both inside and outside Cyprus. These include current accounts, home loans, student loans, agricultural loans, loans for businesses, hire purchase finance and credit cards.

With the abolition of the statutory maximum interest rate, interest rates on retail banking products denominated in Cyprus pounds are permitted to vary according to the type of credit extended and the creditworthiness of the customer. Typical interest rates on personal loans are currently in the range of 5.5 (for housing loans) to 12.0 (for credit cards) per cent. Most of the Bank's retail facilities take the form of overdraft accounts with predetermined credit limits or fixed term loans with a typical maturity of between five and seven years, although home and student loans may have a maturity of up to 40 years. For small business lending, security is always taken in the form of personal guarantees from the owner of the borrowing company and/or other persons backed by mortgages over real property and/or pledges of shares and/or fixed and floating charges over corporate assets.

Medium-sized businesses and Corporate Lending

The Bank's lending services for these customers comprise overdraft accounts, loans of fixed maturity, invoice discounting, domestic factoring, import and export factoring, hire-purchase financing and leasing, bills discounting and stock financing. The Bank also provides letters of credit and letters of guarantee.

The Bank's corporate and business lending in Cyprus is channeled through 10 Corporate Banking Centres ("CBCs") and 17 Business Centres ("BCs"). The Group has separate CBCs in London, Greece and Australia.

Interest rates for corporate advances vary according to each customer within a range of 6.5 to 10.0 per cent, per annum, which enables flexibility in pricing advances according to the risk premium of each client. Maturities of corporate loans in the Bank's portfolio range from a period of less than one year to ten years depending on the nature and purpose of the facility. In general, security is required in the form of fixed or floating charges on the assets of the borrower, mortgages over real property, pledges of shares, cash collateral and personal and/or corporate guarantees.

Trade Finance

Imports and exports are a significant feature of the Cyprus economy, in addition, Cyprus has developed into an international business centre for finance, trade and shipping. The Bank specializes in the provision of trade services such as import and export financing and money transmission services. Official banking statistics are not available to be able to provide accurate market share data, but the Bank believes that the nature of its customer base, which includes the majority of Cyprus' major import and export businesses, and the Bank's relationship with its correspondent banks overseas, places it in a strong position in relation to its domestic rivals in this area of business.

In Cyprus, trade finance services are provided by all of the Bank's branches, including the International Banking Units which specialise in servicing International Business Companies ("IBCs"). IBCs are legal entities whose beneficial ownership and business activities lie outside Cyprus. Outside Cyprus, the Bank offers trade finance products via its branch network in Greece and the branch network of BOC UK.

Import and export financing is offered through the opening of letters of credit, the handling of bills of exchange, the issuing of letters of guarantee and standby letters of credit, the discounting of bills, the handling of documentary and other trade collections and the execution of money transfers. In addition, the Group offers credit facilities in the form of pre-export finance and direct and indirect facilities to customers and correspondents. These services are offered to local customers of the Group as well as to IBCs.

The Bank operates the same credit approval and control policies in relation to its trade finance activities as for its other credit businesses (see "Policies for Approving Credit Exposures" and "Review of Credit Exposures"). Amounts outstanding in relation to import and export financing for each customer are aggregated with any other outstandings in relation to such customer in determining credit limits.

The Group's Asset and Liability Committee ("Group ALCO"), on the advice of Group Market Risk Management (see "Asset and Liability Management"), approves country and bank limits in order to manage direct and indirect counterparty risk arising from commercial transactions. Banks in the U.S. and the European Union are placed into categories according to their credit rating and the overall assessment of their financial condition. Transactions can then take place up to specified amounts for each category. For non-rated banks, or for banks located in countries which are considered riskier, there is closer monitoring. In this case, Group Market Risk Management recommends a limit, taking into account the financial statements, ownership structure, other qualitative data and credit ratings (if available) of such banks and the ratings and reports of the countries in which they are located. These limits are under continuous review by Group Market Risk Management by reference to the reports of rating agencies and/or other public information such as financial statements. The aggregate counterparty exposure for each of these banks and countries is reviewed at the Group ALCO meetings each month.

The following table sets out the amounts of the Group's trade and other guarantee financing outstanding as at the dates indicated.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Acceptances and endorsements	32,045	33,864	27,994	58,568	48,416
Guarantees	678,555	736,945	829,279	1,274,550	1,434,242
Documentary credits	39,133	49,145	37,252	84,997	64,428
Total	749,733	819,954	894,525	1,418,115	1,547,086

Sectoral Analysis

The following table sets out the breakdown of the Group's total credit portfolio by economic sector as at 31 December in each year from 2004 to 2006.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Trade	1,068,278	1,197,265	1,247,174	2,070,676	2,156,994
Manufacturing	374,669	390,674	431,362	675,673	746,043
Tourism	581,679	692,284	748,785	1,197,309	1,295,028
Property and construction	818,393	999,132	1,273,124	1,728,004	2,201,875
Personal, home loans and professional	3,227,385	3,725,156	4,773,823	6,442,677	8,256,352
Other sectors	379,882	393,510	352,595	680,578	609,815
Total	6,450,286	7,398,021	8,826,863	12,794,917	15,266,107

The consolidated loan portfolio of the Bank is concentrated in the areas of trade, which represented 14.1 per cent, as at 31 December 2006 (16.2 per cent, as at 31 December 2005), manufacturing with 4.9 per cent. (5.3 per cent, as at 31 December 2005), personal and professional loans (including hire-purchase finance) with 37.0 per cent. (36.1 per cent, as at 31 December 2005), housing loans with 17.1 per cent. (14.2 per cent. as at 31 December 2005), property and construction with 14.4 per cent. (13.5 per cent, as at 31 December 2005) and tourism with 8.5 per cent. (9.4 per cent, as at 31 December 2005).

Geographical Analysis

During 2004-2006, the Group extended credit to customers in four principal geographic areas: Cyprus, Greece, the United Kingdom and Australia. The following table shows a breakdown of the Group's total credit portfolio by geographical area as at the dates indicated.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Cyprus	3,220,243	3,548,101	4,188,868	6,136,460	7,244,670
Greece	2,594,527	3,140,873	3,789,053	5,432,157	6,553,187
United Kingdom	522,527	562,367	680,525	972,617	1,176,972
Australia	112,989	146,680	168,417	253,684	291,278
Total	6,450,286	7,398,021	8,826,863	12,794,918	15,266,107

While Cypriot credits remain central to the Group's business, representing 47.5 per cent, of the Group's total credits as at 31 December 2006, credit extended in Greece grew by 20.6 per cent during 2006 while growth in Cyprus was 18.1 per cent, over the same period. In the United Kingdom, loans grew by 21.0 per cent, during 2006. The growth in the Group's Greek portfolio reflects the fact that the Bank's Greek business is in an expansionary phase and also the potential which the Greek banking market offers. The Group regards the Greek market as a major area for further expansion. For a discussion of the Group's operations in Greece and the United Kingdom see "International' below.

Maturity Profile

The following table sets out the Group's loan portfolio by contractual maturity as at 31 December in each year from 2004 to 2006.

	As at 31 December				
	2004	2005	2006	2005	2006
	(in thousands of C£)			(in thousands of euro)	
Repayable:					
– on demand and up to 1 month	1,373,804	1,998,225	2,065,097	3,455,941	3,571,596
– between 1 and 3 months	253,781	249,395	238,364	431,330	412,252
– between 3 months and 1 year	752,879	732,733	863,402	1,267,266	1,493,258
– between 1 and 5 years	1,892,449	1,991,390	2,339,201	3,444,120	4,045,661
– over 5 years	1,206,339	2,012,468	2,859,091	3,480,574	4,944,813
Total	5,979,252	6,984,211	8,365,155	12,079,231	14,467,580

Of the Group's total credit portfolio as at 31 December 2006, 24.7 per cent. (28.6 per cent, as at 31 December 2005) was repayable on demand and up to 1 month and mainly represents overdraft accounts and overdue instalments, while a further 62.1 per cent. (57.3 per cent, as at 31 December 2005) had a term in excess of 1 year.

Credit Portfolio Concentration

The Bank's exposure to customers who have credit facilities amounting to more than 10 per cent. of the Bank's capital base as at 31 December 2006 was C£151.7 million (C£192.9 million as at 31 December 2005).

Total exposure to the Bank's largest single customer group as at 31 December 2006 was 1.7 per cent, of the Group's total consolidated advances.

As at 31 December 2006, the Group had loans and other advances granted to Directors of the Bank and connected persons of C£84.2 million and contingent liabilities for the account of Directors of the Bank, in the form of documentary credits, guarantees and commitments to lend, of C£51.8 million.

There are restrictions on loan concentrations which are imposed under the Banking Law (as defined below) and by the Directive issued under the Banking Law by the Central Bank of Cyprus (the "Central Bank"). According to these restrictions, banks should not lend more than 25 per cent. of their capital to any one group. In addition, total lending to customers whose borrowings exceed 10 per cent, of a bank's capital base should not in aggregate exceed eight times its capital base. The Bank is in compliance with these restrictions (see "Regulatory Framework"). In addition to the above, the Group's overseas operations have to comply with large exposure guidelines set by the authorities of the countries in which they are based.

Foreign Currency Lending

The following table sets out the Group's net foreign currency portfolio of advances as at the dates indicated.

	As at 31 December				
	2004	2005	2006	2005	2006
	(in thousands of C£)			(in thousands of euro)	
U.S. Dollars	86,457	98,647	89,139	170,611	154,166
Sterling	477,640	523,759	641,717	905,844	1,109,854
Euro	2,818,809	3,454,998	4,183,373	5,975,438	7,235,166
Other currencies	192,737	251,923	435,053	435,702	752,426
Total	3,575,643	4,329,327	5,349,282	7,487,595	9,251,612

The Bank's foreign currency lending is predominantly denominated in euro and pounds sterling and the Bank's foreign currency exposure is subject to Central Bank limits (see "Regulatory Framework") and the Bank's own mismatch limits (see "Asset and Liability Management").

The Group's foreign currency lending consists of two types: lending to retail and corporate customers operating in the United Kingdom, Greece, Australia and Romania out of the branches located there, and foreign currency lending to residents of Cyprus.

Credit Risk Management

The management of credit quality for the whole Group is the primary responsibility of the Group Credit Risk Policy Management Division in cooperation with the Credit Risk (Sanctioning) Division at Head Office.

The primary objective of these divisions is the development and operation of effective and efficient systems for managing and monitoring/controlling the risk profile of the Group's loan portfolio, within the framework of the general strategic objectives of the Group.

The primary functions of the Credit Risk Policy Management Division are portfolio management and credit policy development. On the other hand, the primary functions of the Credit Risk (Sanctioning) Divisions in Cyprus, Greece, UK, Australia and Romania are responsible for the implementation of credit risk policy and the monitoring and control of the Bank's advances in those countries.

Portfolio Management and Credit Policy Development

The Credit Risk Policy Management Division is responsible for (i) managing of the structure of the loan portfolio by setting objectives, priorities and limits on the basis of credit risk, (ii) managing the Group's internal target system in relation to loan portfolio quality (specific quality targets are set by sector, customer group, product, region and banking unit), (iii) developing suitable systems for assessing and measuring credit risk, (i.e. a credit rating system for corporate customers and medium-sized businesses and a credit scoring system for the retail sector), (iv) developing of the relevant pricing policy for loans (at customer level for the corporate and medium-sized businesses and sectors and at product/customer group level for personal customers and small businesses), and (v) developing human resources, information systems and other resources in order to respond effectively to the changing needs of managing credit risk.

Policies for Approving Credit Exposures

The Bank's credit approval process takes into account five principal criteria in relation to a prospective borrower: (i) the client's financial position and repayment ability, (ii) the economic sector in which the client operates, (iii) the quality of the client's management, (iv) the proposed security for the facility, and (v) the profitability of the client's existing bank accounts.

In general, the Bank's credit risk management aims at ensuring an adequately diversified portfolio, in order to avoid over concentration in a small number of sectors or customer groups. Credit sanctioning is based on prudent lending rules. Generally, the Bank lends on the security of a first charge. The Bank takes a second charge only in exceptional circumstances (for example where the Bank's primary security is taken in some other way and the second charge provides additional comfort).

There are no special terms on loans to shareholders. As regards limits on credit facilities granted to individual borrowers or Bank Directors and their connected persons, the Bank complies with the relevant provisions of the Banking Law of 1997 and the relevant exposures are set out in the Group's Consolidated Financial Statements (see "Regulatory Framework").

Lending Delegations, Approving Responsibilities and Handling of Policy Exceptions

The Credit Risk (Sanctioning) Division is responsible for credit sanctioning for all the Bank's customers. In order to facilitate and expedite the credit sanctioning process, certain lending authorities and approving responsibilities have been delegated to managers and officers of Branch Banking and Business/Corporate Banking for the approval of low risk facilities.

Loan applications for new or existing customers who are designated "high risk" (on the basis of certain specific criteria described below) are submitted to the relevant Advances officer at regional level or to the Credit Risk (Sanctioning) Division at Head Office, depending on the size of the exposure or security gap. Loans which are assessed to be of higher risk (due to the total exposure to the client) are reviewed and approved by the two head-office Loans Executive Committees.

"High risk" credit facilities are considered to include the following: (i) large exposures or security gaps (beyond discretionary limits), (ii) substantial excesses on approved limits (beyond discretionary limits for excesses), (iii) exposures with a high proportion of arrears, (iv) complex accounts (according

to specified criteria), (v) facilities to new customers and (vi) companies with operations in high risk sectors of the economy.

The above criteria together with the relevant specific quantitative parameters are embodied in the Bank's guidelines for the "Credit Approval Limits" given to the various approving officers.

The exact limits above which credit decisions must be referred vary according to the size of the branch or CBC, the relative seniority of the relevant manager or officer and the particular industry sector of the prospective borrower. Discretionary lending limits are reduced for large gap exposures and new customers. These restrictions do not apply for the top four levels of approving authorities (i.e. Assistant Credit Risk Managers at Head Office, Head Office Credit Risk Managers, the Junior Loans Committee and the Senior Loans Committee).

All applications are submitted directly from the relevant business line unit to the relevant approving authority. No level of authority may overrule a negative recommendation by the level directly below it, without referring the application to a higher level.

In addition to the limits set out by the supervisory authorities mentioned above, the Bank will also occasionally impose its own limits in relation to certain customers or groups of customers or economic sectors and will also sometimes seek to impose restrictions on a customer's borrowing from other financial institutions.

Corporate Governance and Board Involvement on Credit Issues

The Group's Board is extensively involved in all major aspects of credit quality, both at strategic level (policy issues) and practical level (sanctioning for very large customers) as well as applications made by Board members. More specifically, the Risk Committee of the Board reviews and makes recommendations to the Board relating to, *inter alia*, the Group's risk management policy and practices and the effectiveness thereof.

Retail Lending to Personal Customers

The Bank has introduced a system of credit scoring to assess applications for loans by personal customers. Application scoring is used for new customers and the score/decision is based on he customer's characteristics (demographics such as age, length of employment, salary, years at the same address and, to a lesser extent, the terms of credit of the requested facilities) at the time of the application.

In relation to lending to existing customers, the Bank uses behavioural scoring which takes into account such factors as the conduct of existing accounts and whether the customer has been in arrears. The Bank's credit assessment takes into account the availability of tangible security from a borrower (see "Lending Policy").

Credit Rating Systems for Medium-Sized Business and Corporate Lending

The Credit Rating Systems are well embedded in the operational credit management process of the Bank.

The Credit Rating System (Moody's Risk Advisor-MRA) is used by the Business and Corporate Banking Centres and has been recently upgraded in the Bank with a new release, which is in compliance with the Basel II IRB Foundation Approach.

During the last two years, the role of MRA expanded significantly. The Bank went through a restructuring, and MRA played a central role in the analysis of credit risk for a large number of SMEs. Moreover, the functional components of the SME Rating System (SRS)[1] have been integrated with MRA. Therefore, the **new integrated rating system** will be soon introduced for both corporate customers and relatively large SMEs. The new integrated rating system will calculate the following ratings for such customers:

(i) Their **financial Index** (based on Moody's MRA). This index will rate the financial position of the customers based on recent audited financial statements (assessing the performance with respect to operational efficiency, liquidity, debt service and capital structure). This is the Index that has been used so far for assessing financial position/credit worthiness of business/corporate customers.

1 This system is a tailored rating system that has been developed with the assistance of Moody's (vendors of Moody's Risk Advisor) for assessing small and medium sized business.

(ii) Their **borrower rating** (an assessment of the credit-worthiness of the customer taking into account financial index, account behaviour with the Bank, the directors'/guarantors account behaviour with the Bank, the Management of the enterprise, sectoral risks etc). The Borrower Rating module is expected to be operational by the end of 2007.

(iii) Their **transaction rating** (an overall assessment of the customer taking into account their financial index, their borrower rating as well as the collaterals/ security gap of the Bank *vis-a-vis* the customer). This module will support the creation of Loss Given Default (LGD), Exposure at Default (EAD) and Expected Loss (EL) in compliance with the Basel II IRB Foundation Approach.

It has also a new archive capability that supports Basel II by providing a way to capture data and create a complete ratings history for all borrowers. The transaction rating module is expected to be operational by the end of December 2008.

Management of Problematic Accounts

Problematic accounts with arrears between 1 and 3 months are handled by the following centralized specialised departments:

Collections Department for Personal Lending

This department handles debit accounts from the retail sector with arrears over 15 days for high risk customers (as rated by the Behavioral Scoring System) and over 30 days for low risk customers. If these accounts continue to present arrears for over 4-5 months, then they are sent to the Recoveries Division for a more specialised treatment (including legal).

Business Support Unit (BSU)/Corporate Support Unit (CSU)

The BSU department handles accounts from the medium-sized business sector which present arrears over 2 months. The CSU department on the other hand, handles accounts from the corporate sector which present arrears over 3 months.

In case where the accounts are not normalized within a specified period of time (maximum 3 months from the date of their transfer to BSU/CSU), then BSU/CSU are responsible for sending them to the Recoveries Division for further treatment (e.g. selling the available security to settle the debt, taking legal action etc.).

Review of Credit Exposures

The Bank's credit review procedures operate as follows:

- *Branch/BC/CBC* – at the branch/BC/CBC level, the relationship officer responsible for the particular customer and the manager conduct an annual review of each facility on the basis of the financial position of the customer. It is then decided whether to renew the facility or refer it to the next level in the credit approval hierarchy. The same officers also conduct regular monitoring of all accounts within their responsibility during the course of the year.
- *Credit Control Department ("CCD")* – the CCD operates out of the Bank's headquarters and reports directly to the Senior Credit Risk Manager. The department monitors on a continuous basis the quality of the Bank's portfolio for irregularities and other weaknesses such as excesses, arrears, dormant accounts and large security gaps and examines credit sanctioning to ensure compliance with the Bank's credit policy, rules and regulations. This is done through the evaluation of all decisions concerning the granting of credit, the analysis of trends regarding various aspects of the quality of lending, (especially those concerning high risk and problematic accounts) and the review of compliance with all terms and conditions of decisions taken involving the approving/granting of credit.
- *Credit Review Department ("CRD")* – the CRD also operates out of the Bank's headquarters but reports directly to the Group internal Audit Department. The CRD is an independent department which conducts a separate credit review of each branch/BC/CBC every two years on average. The frequency of the review depends on the findings of the previous review. CRD also conducts an operational audit of the branches'/BC's/CBC's credit approval, monitoring and review systems and procedures. The review involves the in-depth investigation of (a) the quality of the branches'/BC's/CBC's portfolio of advances and (b) the organisation and overall administration and management of their advances divisions and function. As a result of the review, CRD assigns its own credit rating to each loan (ranging from A to E). A rating is also

assigned with respect to the branches'/BC's/CBC's overall credit portfolio management and administration. In carrying out the investigation, the CRD reviews the customers' files and examines the overall organisation and staff of the advances division of each unit.

Provisioning and Loan Loss Experience

The Bank's Provisioning Policy

A full review of the Bank's portfolio is carried out twice a year under the supervision of the Bank's Group Credit Risk Policy Department in order to review all loans which meet certain criteria established by the Group Finance Department and the Group Credit Risk Policy Department and agreed with the Bank's auditors. These criteria (which are revised regularly to keep up with the market developments) currently include:

(i) all non-performing loans;

(ii) all loan accounts with over 15% of the balance in arrears for more than 30 days;

(iii) debit current/overdraft accounts with no credit turnover for the last 3 months (2 months for businesses);

(iv) customers included in the Special Attention Lists for provisions purposes;

(v) customers with a Credit Review Division credit rating of C or worse;

(vi) all Recoveries Division customers;

(vii) credit card accounts with 3 or more due (scheduled) monthly installments in arrears and arrears amount greater than C£250;

(viii) customers connected to provided customers;

(ix) all customers that are being monitored by the BSU (Business Support unit) / CSU (Corporate Support Unit) of the Bank; and

(x) all customers with activities in risky sectors of the economy as specified from time to time by the Group Credit Risk Policy Department.

In addition to the above criteria, loans are reviewed for provisioning at any time if so recommended by branch management, credit officers and customer relationship officers. Guidance is given to the Bank's management and officers in relation to factors affecting loans which should prompt a recommendation that provisioning should be considered. These factors include excesses above certain parameters, delays and overdue liabilities, limited account movement, frequent rescheduling, a negative attitude on the part of the borrower and specific industry problems.

The Group Credit Risk Policy Department reviews each loan satisfying the review criteria to determine the level of provision for impairment required. A key question is the "security gap" (i.e. the difference between the amount owed to the Bank and the realisable value of the security held). Outstanding amounts (including guarantees) are looked at against the value of the security held by the Bank in respect of the relevant borrower to identify the amount which may be recovered in relation to the loan and therefore any unrecoverable and hence provisionable amount. The Bank's policy of "pooling" security (see "Lending Policy") means that the Bank may be able to call on security originally taken in respect of other credit extended to the same borrower. In determining the amount of security gap, the Bank follows the guidelines established by the Central Bank as to the value attributable to security. Most importantly, in the case of mortgaged property, the Central Bank's guidelines specify the use of the forced sale value (approximately 20 per cent, below open market value) as the value to be attributed.

In determining the level of provision for impairment required, other information in addition to the amount of security gap is also considered, for example details of the financial position of personal guarantors, up to date valuations of the security, values assigned to fixed and floating charges, an assessment of the borrower's general financial position, the audited accounts of the borrower, relationships with and amounts owing to other banks, the results of any legal actions against the relevant borrower, the probability of a liability crystallising and the level of non-collectible interest (if any).

On completion of the provision review the following reports are produced for each of the entities: (i) a summary of the Profit and Loss account charge for provisions for impairment of loans and advances and accumulated balance sheet provisions, (ii) a Special Attention List, which includes all accounts requiring attention, with a significant unprovided security gap and (iii) large provision

charges, which includes all customers with significant provision charges, which in total represent at least 50 per cent, of the total provision charge for the relevant period. Every six months, the provisions reports are discussed and approved by different internal committees (which comprise senior officers of the Group) and by the Board of Directors.

The above reports are also distributed to the external auditors and the Central Bank of Cyprus.

The Bank's provision policies for provisions for impairment of loans and advances, the procedures carried out in respect of problem loans and the final provision charge are examined by the external auditors as part of the annual audit process.

Provisions and Loan Loss Experience

The sectors of the economy which have had the most significant problems are described under "Loans and Other Advances to Customers".

The Bank places considerable importance on its "diagnostic" review of major loan accounts, which is carried out with a view to giving borrowers the best possible opportunity to rectify problem loans. These reviews have enabled the Bank to correct problems without the need for enforcement of security in a number of cases. The Bank's policy is not to take any equity stake in a work-out as it believes that it could, as a result, incur legal obligations vis-a-vis the shareholders and creditors of the borrower.

As described under "Lending Policy", most of the Bank's lending is made on a secured basis, as is usual in Cyprus. In accordance with Central Bank rules, property acquired on enforcement of security or in exchange for the reduction or extinguishment of a debt should be disposed of by the Bank within a maximum of two years unless otherwise approved by the Central Bank. Generally the Bank lends on the security of a first mortgage charge. The Bank takes a second mortgage charge only in exceptional circumstances (for example where the primary security is taken in some other way and the second charge provides additional comfort).

For the two years from 1 January 2004 until 31 December 2005, the Group, in line with Central Bank guidelines, has been suspending interest on:

- All loans which have been overdue for over 180 days and which are not 100 per cent, secured; and
- All other loans for which a provision has been made.

From 1 January 2006, the Group in line with CBC guidelines, has been suspending interest on:

- All loans which are overdue for over 90 days and which are not 100 per cent, secured; and
- All loans for which a provision has been made.

In addition, as from 1 January 2006, non-perform ing loans are estimated on a customer level i.e. if a specific loan amounting to more than 20 per cent, of total customer funded facilities is characterized as non-perform ing, then all the advances of that customer become non-performing, even if they have no arrears.

The Group writes off loans and unpaid accrued interest only after its security has been realised or other appropriate legal proceedings have been completed, or as part of a settlement arrangement providing for the repayment of a reduced amount. This policy follows banking industry practice in Cyprus.

Cyprus

The Bank is the largest financial services organisation in Cyprus, offering a wide range of financial products and services, which include banking, finance, leasing, factoring, brokerage, fund management, general and life insurance and investment banking services.

As at 31 December 2006, the Bank's market share in total banking system deposits and loans in Cyprus, including credit cooperatives and branches/subsidiaries of foreign banks (ex-offshore banks) operating on the island, amounted to 27.6 per cent. and 22.9 per cent., respectively. The Bank operates 144 branches in Cyprus.

As at 31 December 2006, the Bank of Cyprus Group employed 3,273 staff in Cyprus.

International

Greece

The main focus of the Group's expansion abroad is the Greek market. Its strategy is to expand its network in Greece from the present 120 branches to 190 branches by the end of 2009. The Group aims to differentiate itself in the Greek market by focusing on customer service and offering innovative products.

Through its wholly-owned Greek subsidiaries, the Bank carries out leasing, brokerage and mutual fund management. In 2001 Kyprou Zois and Kyprou Asfalistiki, the Greek branches of Eurolife Ltd and General Insurance of Cyprus Ltd, were established in Greece. The Bank also offers factoring services in Greece through its specialised unit, Kyprou Factors, which began operations in 2002. The full range of products and services of both the Bank and its subsidiaries are offered through the Bank's branch network.

Greece is a market that offers very good expansion opportunities for Bank of Cyprus. In addition to sharing the same language and culture as Cyprus, Greece is an attractive market due to the current relatively low level of penetration of financial services compared to the EU average and the strong domestic outlook. Loans to the private sector for 2006 as a percentage of GDP was 64 per cent. for Greece, as opposed to 110 per cent. for the Eurozone countries. Therefore, BOC believes that the scope for increasing credit to the private sector is relatively high in Greece.

When the Bank began its operations in Greece in 1991, it focused predominantly on corporate lending. The Bank is now focusing on providing credit to the medium-sized business and consumer sectors and in recent years it has penetrated these sectors by targeting specific areas and offering discount transfers for limited periods. The majority of the Bank's branches opened in Greece since 2000 have been breaking even within 18 months and have a payback period of three years.

The high growth rates in both the Bank's loans and deposits have generated positive results with regard to its market share in Greece which as at the end of December 2006 was 3.8 per cent. for loans and 3.6 per cent. for deposits. As at 31 December 2006, the Group had 2,603 employees in Greece.

The table below sets out the Group's Greek operations as at the dates indicated:

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Loans and other advances to customers	2,594,527	3,140,873	3,789,053	5,432,157	6,553,187
Customer deposits and other accounts	3,283,636	3,855,849	4,414,332	6,668,712	7,634,611
Total assets	4,276,576	4,741,720	5,718,538	8,200,830	9,890,242
Profit after tax	24,451	24,874	37,361	43,020	64,616
Number of branches	96	110	120		

Note:

All analyses by geographic sector are shown following restatmetns in the capital of each sector to bring it in line with the capital required by the capital adequacy regulations (unaudited).

As at 31 December 2006, approximately 26 per cent. of lending was to corporates, 43 per cent. to medium-sized businesses and 31 per cent. to retail customers. Bank of Cyprus Greece is the largest foreign bank operating in Greece in terms of total loans and deposits.

United Kingdom

The Bank has operated in the United Kingdom since 1955. The Bank operates in the United Kingdom through six business centres and banking outlets (five in London and one in the Midlands specialising in the provision of banking services to smaller businesses and entrepreneurs). As at 31 December 2006, the Group's total loans in the United Kingdom were C£639 million (C£525 million as at 31 December 2005). The Bank's main focus in the United Kingdom is the further development of its business banking activity, within a market sector where the Bank's ability to deliver responsive, relationship-based service is valued by customers and business introducers. The Bank intends to maximise both the growth potential and profitability of its United Kingdom operations, by implementing improvements to its IT systems and by exploiting operational synergies to obtain cost savings within the Group.

Channel Islands

In 1996, the Bank established a wholly-owned subsidiary in the Channel Islands, BOC Channel Islands, which is licensed under the Banking Supervision (Bailiwick of Guernsey) Law of 1994, as amended, and the Protection of Investors (Bailiwick of Guernsey) Law of 1987, as amended). As at 31 December 2006, BOC Channel Islands had total assets of C£209 million (C£188 million as at 31 December 2005). Its main activities are deposit-taking and lending to Group customers, as well as the provision of private banking and international investment and brokerage services.

Australia

In 2000, the Bank established its banking subsidiary in Australia, BOC Australia, to serve the local Greek and Cypriot community. It is the first bank established in Australia by a Cypriot or Greek banking institution. BOC Australia has 11 branches (in Melbourne, Sydney, Adelaide and Canberra respectively).

As at 31 December 2006, BOC Australia had advances of C£168 million (C£147 million as at 31 December 2005) and deposits of C£136 million (C£116 million as at 31 December 2005). BOC Australia's total assets amounted to C£204 million as at 31 December 2006 (C£179 million as at 31 December 2005).

Other

Cyprus is an international business centre, providing services to international business companies (IBCs). The Bank's revenue from transactions with such companies is mainly in the form of a margin on deposits and fees from foreign exchange transactions, trade finance and money transmission. The majority of the accounts of IBCs are managed by the Bank's specialist branches, namely the International Business Units, located in Nicosia, Limassol, Larnaca and Paphos. The Bank is aware of the need to monitor its activities closely for possible money laundering transactions and employs a compliance officer, responsible for the procedures to be followed, the reporting of suspicious transactions to the relevant authorities and the training of the Bank's staff in this regard.

Being the largest bank in Cyprus as at 31 December 2006 in terms of market share in advances and deposits, the Bank is the preferred correspondent for many major international banks for the transmission of funds into Cyprus. The Bank's strength in this area is attractive to customers both in Cyprus and abroad and it means that the Bank generally has an excess of international bank lines available to it.

The Bank also has representative offices in the United States of America, Canada, South Africa, and at present in Romania and Russia.

Expansion to Romania and Russia

The Group's expansion into new markets aims at the long-term continuation of its high growth rates and is based on its strategic advantages in order to minimise and create value for shareholders. Countries that have been targeted are those where Bank of Cyprus has existing client relationship, feature extensive population, strong macroeconomic environment, low banking sector penetration, and brand recognition for Bank of Cyprus, thus providing very good prospects for the Group.

Commencement of operations in Romania

Bank of Cyprus has already obtained all the relevant licenses for the commencement of banking operations in Romania and plans the full commencement of operations in the first six months of 2007.

Romanian real GDP growth stands at 7.2% while banking sector penetration remains low offering significant growth opportunities for the banking sector. Bank of Cyprus aims to benefit from these opportunities.

With existing client relationships in Romania the Group implements a strategy focused on personal service and recruitment of competent personnel and their training and development. In 2007 the Group will establish 7 branches, two business centres, and one corporate centre in Bucharest. Two more business centres/branches will operate in other major cities (Timisoara and Constanza).

Bank of Cyprus has already launched leasing operations in Romania aiming to utilise its experience from the leasing sector in Greece where it has a 19% market share as well as its relationships with large retailers. Personnel of the leasing company will also be located in some of the bank's branches and business centres.

Commencement of operations in Russia

Russia is a large market where the Group aims to commence operations in 2007. The largest part of the bank licensing procedure has already been completed.

The prospects of the banking sector in Russia are very attractive for new market entrants due to the low penetration of the sector and the rapid growth rates of the Russian economy.

Bank of Cyprus has a large number of client relationships with companies that operate in Russia given that Cyprus is the registration country for a large number of their subsidiaries. On the back of these relationships Bank of Cyprus has already completed the recruitment of the key personnel for its operations in Russia and is preparing the infrastructure to expand rapidly upon completion of the licensing procedure. In this context a building has been rented in Moscow, which is being adapted according to the needs of the operations.

Bank of Cyprus strategy to penetrate the Russian banking market entails initially the development of a loan portfolio and the provision of services (guarantees, letters of credit, foreign exchange services, payment orders, liquidity management) to existing corporate clients of the Group thus minimising credit risk and effectively deploying excess liquidity. At this stage the provision of leasing services is also being examined.

Asset and Liability Management

The Group's asset and liability position is managed on a day to day basis by the Group's Treasury Division. The basic principle of the Group's Treasury Division is to match assets and liabilities both as to interest rate repricing and currency. This is achieved through balance sheet restructuring and through the use of derivative instruments. The overall asset/liability position is closely monitored by the Group Market Risk Management ("GMRM").

The GMRM is independent of the Group Treasury Division and comprises qualified risk management professionals located in Nicosia, Athens and London. GMRM reports to the Group General Manager, Risk Management. The GMRM and the Group ALCO have a Group-wide brief and monitor asset and liability management for the Bank and other Group companies including the operations in Greece, the United Kingdom, the Channel Islands and Australia. There are also ALCOs in Greece, the United Kingdom and Australia, that monitor the implementation of asset and liability management for their local operations. Once operations commence in Romania and Russia local ALCOs will be set having the same terms of reference as existing ALCOs. GMRM will monitor compliance with their limits and Group Treasury will co-ordinate their asset and liability management.

Liquidity Risk

Of total consolidated customer deposits of the Group as at 31 December 2006, 14 per cent. were repayable between three months and one year (11 per cent. as at 31 December 2005). By contrast, 25 per cent. of the Group's total loans and advances to customers as at 31 December 2006 (29 per cent. as at 31 December 2005) was repayable on demand and up to one month while a further 62 per cent. (57 per cent. as at 31 December 2005) had maturities of over one year. The Group's liquid assets, calculated as cash and balances with central banks and placements with banks with a contractual maturity of up to three months, trading investments and available-for-sale investments, amounted to 36 per cent. of total assets as at 31 December 2006. The Group does not consider that it is exposed to a significant maturity mismatch as it is confident of the stability of the Bank's retail deposit base and due to its large amount of liquid assets (see "Deposits and Funding").

Foreign Exchange Risk

The following table sets out the Group's assets and liabilities broken down between Cyprus pounds and other currencies as at 31 December for each year from 2004 to 2006.

	As at 31 December				
	2004	*2005*	*2006*	*2005*	*2006*
	(in thousands of C£)			*(in thousands of euro)*	
Assets	3,455,922	3,880,940	4,200,961	6,712,107	7,265,585
Cyprus pounds	6,608,510	8,689,443	10,074,857	15,028,438	17,424,519
Other currencies					
Total	10,064,432	12,570,383	14,275,818	21,740,545	24,690,104
Liabilities and Shareholders' Funds					
Cyprus pounds	3,433,892	3,820,373	4,090,813	6,607,356	7,075,083
Other currencies	6,630,540	8,750,010	10,185,005	15,133,189	17,615,021
Total	10,064,432	12,570,383	14,275,818	21,740,545	24,690,104

It is the Group's policy to match the currency of its assets and liabilities. Foreign exchange positions are closely controlled through the use of both position and maximum loss limits. Foreign exchange derivatives, comprising swaps, forwards and options, are employed for hedging the Group's foreign exchange exposure. As at 31 December 2006, the Bank had outstanding forward exchange rate contracts in a nominal amount of C£153 million (C£154 million as at 31 December 2005) currency swaps amounting to C£542 million (C£321 million as at 31 December 2005) and currency options amounting to NIL (C£4 million as at 31 December 2005).

Interest Rate Risk

The Bank operates modest interest rate maximum loss limits for each currency (principally Cyprus pounds, pound sterling, U.S. dollars and euro) and an overall maximum loss limit for all currencies. There are also small position limits for the more than 3-year mis-matches. The Bank regularly evaluates its position by the use of a "gap" report which indicates a "maximum possible loss in Net Interest Income" on the basis of all interest rates moving simultaneously and materially in an adverse direction using actual correlations between interest rate movements of different currencies. Even in this scenario, the limits are such that the Bank's maximum possible loss would not be significant. Moreover, the position is evaluated on the basis that interest rates will move as suggested by the current yield curve of each currency. As at 31 December 2006, the Bank has begun to calculate the potential impact that a 200 basis point movement in interest rates would have on its economic value. Such a movement would produce a small change in the economic value of the Group, as a percentage of the Group's capital base.

Counterparty Risk

The Group's counterparty risk is limited by Group ALCO limits which allow money market placements mainly with counterparties rated at least "A1" by Moody's. This limit does not apply to placements with banks in Cyprus and in Greece. Investments in bonds are allowed with counterparties (mostly governments and banks) rated "A1" and above, with a small limit of up to 7 per cent. of liquid assets for investments in bonds with lower ratings (Cyprus Government bonds in Cyprus pounds are not included in the 7 per cent. limit).

Capital Expenditure

The Group had commitments for contracted capital expenditure as at 31 December 2006 of C£5.0 million (C£6.5 as at 31 December 2005).

The capital expenditure for the year 2006 amounted to C£14.1 million.

Group Branch Network

The following chart sets out the geographical distribution of the Group's network of banking outlets and representative offices as at 31 December 2006.

	Number
Branches	
Cyprus	144
Greece	120
United Kingdom	6
Channel Islands	1
Australia	11
Total	**282**
Representative Offices	
United States of America	1
Canada	1
South Africa	1
Russia	2
Romania	1
	6

The Group conducts its business largely through the Bank's branch network. The Bank has 144 branches in Cyprus, 120 branches in Greece and six branches in the United Kingdom. BOC Australia has eleven branches and BOC Channel Islands has one branch in Guernsey.

The Bank also has representative offices in the United States of America, Canada, South Africa, Russia and Romania.

Other Activities

Insurance

Life assurance

The Group's life assurance business is conducted in Cyprus by EuroLife Ltd ("EuroLife"), a wholly-owned subsidiary of the Bank. For the year ended 31 December 2006, EuroLife's operations generated a profit before tax of C£11.5 million (C£10.4 million for the year ended 31 December 2005). This increase was due to a number of factors including the positive mortality experience for the year, a 9 per cent. growth in new business and a very good performance on its investment portfolio.

The significant tax allowances permitted on life assurance premiums in Cyprus have encouraged the development of the Cypriot life assurance market as an investment market. This development has also traditionally been encouraged by the lack of direct access for Cypriot residents to mutual fund investment products. As a result, EuroLife offers a range of unit linked savings products, augmented by a number of supplementary benefits which include, amongst others, disability, hospitalisation and medical cover. EuroLife distributes its products through a network of approximately 180 tied agents and the Bank's branch network. In the year ended 31 December 2006, the Bank estimates that approximately 53 per cent. of EuroLife's new business was exclusively attributable to its agency network and that referrals from the Bank accounted for approximately 47 per cent. of new business. According to official returns to the Cypriot Superintendent of Insurance, EuroLife had a 26 per cent. share of premium income of the Cypriot life assurance market for the year ended 31 December 2005.

Lapse rates on EuroLife's policies have historically been low. This is largely explained by the tax driven nature of the unit linked investment policies. In the event of a lapse in premiums within the first six years of the life of the policy, investors are required to refund part of the accumulated tax credits accrued since the date of inception of the policy. The investment product nature of the Cypriot life assurance market also means that claims rates for EuroLife have historically been very low.

EuroLife's risk on individual life insurance policies in excess of C£30,000 per life is reinsured with major European reinsurance companies, the main one of which is Munich Re.

As at 31 December 2006, EuroLife had total funds of C£287 million, of which C£248 million represented funds attributable to unit linked policies where the investment risk is passed on to policyholders. A further C£18 million represented the sterling reserve of EuroLife which is invested in short-term money market instruments. The remaining C£21 million represented non-unit linked funds which are invested primarily in government bonds and bank deposits, with relatively small percentages invested abroad or in the Cypriot equity market. EuroLife regards its investment policies as conservative.

EuroLife operates a branch in Greece under the name Kyprou Zois, which offers credit insurance and savings products to the Bank's customers. Distribution is exclusively through the Bank's branch network (bancassurance).

For the year ended 31 December 2006, the branch generated profits before tax of C£0.9 million as compared to C£0.6 million in 2005. The increase in profits is attributed to the significant increase in premium income of C£1.0 million versus C£1.2 million in 2005 as well as the low claims experienced during the year.

General Insurance

The Group's general insurance business is conducted in Cyprus by General Insurance of Cyprus Ltd ("General Insurance"), a wholly-owned subsidiary of the Bank. For the year ended 31 December 2006, General Insurance generated a profit before tax of C£5.9 million (C£3.8 million for the year ended 31 December 2005). The increased profitability of General Insurance was mainly due to the containment of its overall administration expenses and the improved performance of the class. For the year ended 31 December 2005, General Insurance ranked second in terms of premiums generated in the general insurance market in Cyprus, with a market share of 12.6 per cent. (12.5 per cent. at 31 December 2004), according to official returns of the Superintendent of Insurance in Cyprus. Excluding the Motor class, General Insurance ranked first in the Cyprus insurance market.

General Insurance offers its products through the Bank's branch network (44 per cent.), by direct channels (33 per cent.) and to a lesser extent by tied agents (23 per cent.). The Company has 138 tied agents who are paid on a commission basis and also employs a salaried sales force of 17 people who are based in General Insurance's branches throughout Cyprus.

General Insurance possesses a licence and offers insurance cover under the following sixteen insurance technical classes:

- Accident
- Sickness
- Land vehicles
- Aircraft
- Ships
- Goods in transit
- Fire and natural forces
- Other damage to property
- Motor vehicle liability
- Liability forships
- General liability
- Credit
- Suretyship
- Miscellaneous financial loss
- Legal expenses
- Miscellaneous

Fire and damage to property insurance is the company's main business and accounts for approximately 45 per cent. of premium income. General Insurance has approximately 23 per cent. share of the fire insurance market in Cyprus.

General Insurance's claims ratio on fire business is historically very low with risk being spread across Cyprus. Risks are spread among a large number of smaller policies and General Insurance has a traditionally low maximum retention level. However, because of the low value of much of the property insured, approximately two thirds of General Insurance's fire policies fall within its retention level. The remaining business is principally reinsured on a treaty and facultative basis with Munich Re, Partner Re and other international reinsurers.

General Insurance sells motor and home insurance to customers directly through its call centre (TELEFTHIA) established in 2000 and via agents. Applications for these products are evaluated automatically through the use of a front end system (FRED) which also determines the premium at the same time. The Company's policy with regards to motor insurance is to be selective in the business it takes on and to focus on the lower risk end of the motor market. Consequently, it does not have high premium performances of motor business in Cyprus compared with its main competitors. Because of this conservative policy, General Insurance, historically, reports one of the

best results of the market in terms of profitability. Motor reinsurance is principally carried out through Swiss Re and other international reinsurers.

General Insurance had investments of C£22.7 million as at 31 December 2006, of which approximately C£3.4 million was invested in equities and mutual funds, C£3.5 million in debentures and the remainder in bank deposits. General Insurance's investment portfolio is managed by CISCO and Private Banking in accordance with conservative investment guidelines.

The Company's expansion in Greece via its branch Kyprou Asfalistiki continues very successfully both in terms of premiums and in terms of profitability. In 2006 the branch registered premiums of C£3.9 million (2005: C£3.1 million) and profits before tax of C£1.0 million (2005: C£0.4 million).

Hire-Purchase/Leasing

As of 2 January 2006, the Group's hire-purchase and leasing operations in Cyprus are being conducted by the Bank. Prior to that, they were conducted by Bank of Cyprus Finance Corporation Ltd, a wholly and directly owned subsidiary of the Bank. The decision to transfer the business to the Bank was taken in the context of the reorganisation of the Group, which aims to achieve synergies between the various units of the Group and consequently to reduce costs.

Kyprou Leasing SA ("Kyprou Leasing"), a wholly-owned subsidiary of the Bank, was established in Greece in 1997 to offer leasing services in the Greek market. Kyprou Leasing's objectives are to develop operations through the Bank's network of customers, establish strategic alliances with equipment suppliers (vendor leasing), and penetrate the property leasing sector. Special attention is paid to the medium-sized business sector and to sole traders, as well as to the development of new leasing products in response to customers' requirements.

Lease contracts written by Kyprou Leasing during the year ended 31 December 2006 amounted to C£293 million (compared to C£241 million for the year ended 31 December 2005), while profit before tax for the year ended 31 December 2006 amounted to C£1.0 million (C£2.7 million for the year ended 31 December 2005). Kyprou Leasing's market share in respect of new lease contracts was 18 per cent. in 2006, at the same level as 2005 (as reported by the Association of Greek leasing companies). As at 31 December 2006, after ten years of operation, Kyprou Leasing was the second largest leasing provider in Greece.

Consumer Products Finance

Kyprou Commercial SA was established in Greece in 1999 with the aim of providing consumer loans in Greece.

Factoring

Since 2 January 2006, the Group's factoring operations in Cyprus are being conducted by the Bank. Prior to that, they were conducted by Bank of Cyprus Factors Ltd, ("BOC Factors") a wholly and directly owned subsidiary of the Bank.

Factoring services are offered by only three companies in Cyprus. The Bank offers factoring, invoice and cheque discounting services for domestic and international transactions. In addition to providing working capital finance, the Bank also provides specialised sales ledger administration and debt collection services, non-recourse factoring and advisory services covering credit policy and working capital management.

The Bank operates a factoring unit in Greece. The Bank estimates that it had a market share of around 19.0 per cent. as at 31 December 2006 in the factoring sector in Greece. (15.0 per cent. as at 31 December 2005).

Credit Cards

The Bank currently issues Visa, MasterCard, American Express and Diners cards in Cyprus.

Credit cards in Cyprus are processed through JCC Payment Systems Ltd ("JCC"), a company established in 1989 by the Bank of Cyprus and Laiki Bank. The current shareholders are the Bank with 45 per cent., the Marfin Laiki Group with 30 per cent. and a consortium of other banks operating locally with the remaining 25 per cent. The principal activities of JCC are the development of interbanking systems and the acquisition and processing of credit card transactions. These services are provided to merchants as well as to all local banks.

In Greece, the Bank offers a range of Visa and MasterCard cards.

Investment Banking

The Cyprus Investment and Securities Corporation Ltd ("CISCO") was established in 1982 as the first investment and securities house in Cyprus. Since 1988, CISCO has been a wholly-owned subsidiary of the Group. As at 31 December 2006, CISCO's total assets were C£10.2 million (C£10.4 million as at 31 December 2005) and it recorded a profit before tax of C£1.2 million for the year then ended (C£0.02 million in 2005). CISCO provides a range of specialised financial services encompassing securities brokerage, fund management and corporate finance services. CISCO has a financial service provider licence from the Cyprus Securities and Exchange Commission and is a member of the Cyprus Stock Exchange, and a remote member of the Athens Exchange.

Kyprou Securities provides brokerage services in Greece and is a member of the Athens Exchange and the Athens Derivatives Exchange. The company offers all primary and ancillary services provided by brokerage companies, including but not limited to share dealing, custody, margin accounts, portfolio management, market research and analysis.

Private Banking

In 1995, the Bank was the first bank in Cyprus to introduce private banking services for its high net worth customers. The Bank's Private Banking Division offers customers fund management services on an advisory basis, mainly through a range of international investment products. These schemes include a selection of UBS mutual funds managed by UBS AG. In addition, the Division offers global brokerage services through its co-operation with Morgan Stanley as well as an ongoing selection of structured and capital guaranteed products. The Division also offers a wide range of deposit schemes in all major currencies in Cyprus, Greece, the United Kingdom and the Channel Islands.

A private banking unit also operates in Greece. The unit manages the accounts of high net worth customers, focusing on the provision of high quality, specialised services and offers its customers a range of investment products such as deposits, investment and brokerage services.

Private banking and international investment and brokerage services are also available to the Group's customers through BOC (Channel Islands).

Mutual Fund Management

Kyprou AEDAK began operations in Greece in June 1998 with the aim of managing and selling mutual funds in order to meet the increasing investment requirements of Greek consumers. The company offers five types of Greek mutual funds: Money Market, Bond, Equity, Dynamic Equity and Asset Allocation. Funds under management as at 31 December 2006 amounted to €103 million (C£59 million).

Bank of Cyprus Mutual Funds Ltd ("BOC Mutual Funds") was established in 2000 as a mutual fund management company in Cyprus, in anticipation of the laws and regulations governing the operation of local mutual funds in Cyprus becoming effective. BOC Mutual Funds obtained the relevant licence to operate as a Mutual Fund Management Company by the Cyprus Securities and Exchange Commission and to distribute two mutual funds in Cyprus. BOC Mutual Funds will commence distribution of these funds following the resolution of their tax treatment.

Venture Capital Services

The Group set up BOC Ventures Ltd ("BOC Ventures") in 2000 to provide venture capital finance and advisory services for mergers, acquisitions and corporate restructuring projects. BOC Ventures operates through two dedicated venture capital funds which have been set up for this purpose, namely Tefkros Investments Ltd and Tefkros Investments (CI) Ltd. In 2003 the Group decided as a matter of strategy to downsize BOC ventures and to proceed with the Group's gradual divestment from existing venture capital investments.

Property

Kermia Ltd ("Kermia") and Kermia Properties & Investments Ltd ("KPI") are the Group's two property development companies. Both are wholly-owned, direct subsidiaries of the Bank. Kermia and KPI had total assets as at 31 December 2006 of C£18.3 million and C£12.5 million, respectively (C£20.2 million and C£9.5 million as at 31 December 2005). Kermia and KPI recorded profits before tax of C£0.9 million and C£3.3 million, respectively, for the year ended 31 December 2006 (C£1.2 million and C£1.8 million, respectively, for the year ended 31 December 2005). Kermia specialises in

the development, trading and management of property and manages the Kermia Beach Bungalow Hotel, a tourist complex in Ayia Napa, Cyprus. KPI is mainly engaged in the development and management of real estate. Kermia also provides property advice to the other Group companies.

Charitable and Cultural Foundations

The Bank has established the Bank of Cyprus Cultural Foundation, a non-profit making organisation. Its projects focus on the study and conservation of the history and culture of Cyprus as an island in the wider Hellenic world. The Bank of Cyprus Cultural Foundation houses a number of collections, carries out a specialist publications programme and operates the Museum of the History of Cypriot Coinage and the Museum of the George and Nefeli Giabra Pierides Collection.

The Bank also established the Bank of Cyprus Medical Foundation, a charitable institution, which constructed and equipped the Bank of Cyprus Oncology Centre (the "Centre") in Nicosia. The Centre is an independent medical unit, furnished with technologically advanced medical equipment donated by the Bank and it aims to become a regional medical centre for cancer patients. The operating costs of the Centre are met by the Cyprus government while capital expenditure is met by the Bank of Cyprus Medical Foundation.

Subsidiaries and Affiliates

The following table sets out the principal subsidiaries and affiliates of the Bank, their shareholders' equity and the Bank's percentage shareholding in each of them as at 31 December 2006.

Company	*Shareholders' Equity (in millions of C£)*	*Participation (Direct and Indirect) (per cent.)*
Mortgage Bank of Cyprus Ltd	3.4	100
Bank of Cyprus Australia Pty Ltd	19.9	100
Bank of Cyprus (Channel Islands) Ltd	28.8	100
Kyprou Leasing SA	17.1	100
Cyprus Leasing (Romania) IFN SA	0.6	100
Cyprus Investment and Securities Corporation Ltd (CISCO)	2.2	100
Kyprou Securities SA	3.3	100
BOC Ventures Ltd	(0.2)	100
Bank of Cyprus Mutual Funds Ltd	0.1	100
Kyprou AEDAK	1.7	100
BOC International Fund Management Ltd	0.1	100
General Insurance of Cyprus Ltd	12.7	100
EuroLife Ltd	46.0	100
Kermia Ltd	12.3	100
Kermia Hotels Ltd(1)	7.2	100
Kermia Properties & Investments Ltd	10.1	100
Tefkros Investments Ltd	(5.5)	100
Tefkros Investments (CI) Ltd	0.1	100
Kyprou Properties SA	0.2	100
Kyprou Commercial SA	0.2	100
Kyprou Insurance Services Ltd	—	100
JCC Payment Systems Ltd	10.3	45

Note:

(1) Kermia Hotels Ltd is a 100 per cent. owned subsidiary of Kermia Ltd.

Management

As a company listed on the Cyprus Stock Exchange ("CSE"), Bank of Cyprus applies the principles of the CSE's code of corporate governance. Bank of Cyprus complies with the requirements of the recently revised code with the exception of provision A.2.3 concerning the number of independent non-executive Directors, for which the CSE has granted the option for companies to comply within a

reasonable timeframe. As a company listed on the Athens Exchange, Bank of Cyprus also follows the special provisions on corporate governance of listed companies, as set out in law L 3016/2002.

The Board of Directors comprises 15 non-executive Directors and three executive Directors.

The Board of Directors meets at least once every month and has a formal schedule of matters for consideration. During 2006, 36 Board meetings were held, including a meeting at which the Group's strategic plans were discussed. All Directors have access to the advice and services of the Company Secretary. Independent professional advice may also be made available to the Bank's Directors if deemed necessary.

At each Annual General Meeting, one third of the Directors retire and are able to stand for re-election. In practice, this means that every Director stands for re-election at least once every three years.

Each subsidiary company has its own Board of Directors (usually comprising members of the Board of Directors of the Bank or Group General Managers) which is the highest authority of the company, except for matters that relate to Group policy, which are referred to the main Board of Directors of the Bank.

The Group Chief Executive Committee comprises the Group Chief Executive Officer, the Deputy Group Chief Executive Officer and Chief Executive Officer-Cyprus and the Group Chief General Manager.

The Group's operations and any important issues relating to different areas of responsibility are managed through Board committees, the most important of which are the following:

- *Group Audit Committee* – The Group Audit Committee comprises five non-executive Directors, the majority being independent. The Group Audit Committee reviews, *inter alia*, the Group's financial statements, reports prepared by Group Internal Audit and reports on the Group's internal controls and the effectiveness thereof. In addition, the Group Audit Committee reviews the Group's compliance with the obligations arising from the legal and supervisory regime. The Committee is also responsible for recommending the appointment or retirement of the Group's external auditors and oversees their relationship with the Group, including the carrying-out of non-audit work by the external auditors.
- *Remuneration Committee* – The Remuneration Committee comprises five non-executive Directors, the majority being independent. The Remuneration Committee considers and makes recommendations to the Board of Directors on matters relating to the remuneration of executive Directors and the Executive Management Team. The Remuneration Committee also reviews matters relating to the remuneration of non-executive Directors and makes recommendations to the Board, which in turn makes recommendations at the Annual General Meeting. Finally, the Remuneration Committee reviews the Group's human resource remuneration policy.
- *Nominations Committee* – The Nominations Committee comprises six non-executive Directors. The Nominations Committee makes recommendations to the Board for the appointment of new Directors in order to fill vacant positions on the Board. The Board in turn makes recommendations at the Annual General Meeting. In addition, the Nominations Committee reviews the Group's corporate governance policy and practices.
- *Risk Committee* – The Risk Committee comprises six non-executive directors. The Risk Committee reviews and makes recommendations to the Board for matters relating to, *inter alia*, the Group's risk management policy and practices and the effectiveness thereof.

The remuneration of the executive management is set by the Board of Directors based on the recommendations of the Remuneration Committee. The reward package comprises a salary and a bonus, the level of which depends on Group profitability and the achievement of the Group's objectives. The executive management participate in the Group's Staff Gratuity Scheme (i.e. defined benefit pension scheme). The service contracts of the top executive management have a five -year duration.

The Directors' fees in respect of their participation in the Board of Directors of the Bank and its subsidiaries for the year ended 31 December 2006 were C£475,000.

Board of Directors of the Bank

The Board of Directors of the Bank, which is also the Group's main Board of Directors, has 18 members. The business address of each of the Directors in their capacity as directors of the Bank is

51 Stassinos Street, Ay. Paraskevi, Strovolos, 2002 Nicosia, Cyprus and their respective roles and principal outside activities are as follows:

Name	Role and principal outside activities
Eleftherios Ioannou (Chairman)	Director since December 2005 and Chairman from September 2006. He is also a Director of EuroLife and Bank of Cyprus Australia and a member of the Group's Divisional Board for Greece.
Andreas Artemis (Vice-chairman)	Director since 2000 and Vice-chairman since May 2005. He is Chairman of Kermia, Bank of Cyprus (Channel Islands) and Bank of Cyprus Australia. He is also a Director of Mortgage Bank of Cyprus and a member of the Group's Divisional Boards for Greece and the UK. Businessman.
Theodoros Aristodemou	Director since 1991. He is Chairman of Kyprou Leasing, Kyprou Securities and the Group's Divisional Board for Greece. He is also a Director of the Mortgage Bank of Cyprus. Property developer.
Christakis Christofides	Director since 1994. He is Chairman of the Mortgage Bank of Cyprus. He is also a Director of General Insurance of Cyprus, EuroLife and Kermia. Businessman.
Anna Diogenous	Director since 2002. She is also a Director of the Cyprus Investment and Securities Corporation (CISCO) and a member of the Divisional Board for Greece. Businesswoman.
George Georgiades	Director since 2002. He is Chairman of General Insurance of Cyprus and also a Director of Mortgage Bank of Cyprus. Consultant.
Costas Hadjipappas	Director since 10 May 2007. He is a representative of the Bank's employees on the Board.
Andreas Jacovides	Director since 2003. He is also a Director of Bank of Cyprus Australia and member of the Group's UK Divisional Board. He is an international lawyer and consultant and an arbitrator with the World Bank and other international bodies.
Manthos Mavrommatis	Director since December 2005. He is also a Director of Mortgage Bank of Cyprus. Chairman of the Cyprus Chamber of Commerce and Industry.
Christos Mouskis	Director since 2003. He is also a Director of EuroLife and General Insurance of Cyprus. Businessman.
Christos Pantzaris	Vice-chairman of the Group Board of Directors from 1988 to May 2004 and member of the Board since 1974. He was the Chief Executive of the Bank from 1995 to 2004.
Andreas Pittas	Director since 1999. He is Chairman of the Group's UK Divisional Board and a member of the Greek Divisional Board. He is also a Director of Kyprou Leasing. Businessman.
Vassilis Rologis	Chairman of the Group from May 2005 until September 2006 and Vice-chairman from May 2004 until May 2005. He is also a Director of Mortgage Bank of Cyprus.
Costas Severis	Director since 1991. He is also Chairman of EuroLife, a Director of the Cyprus Investment and Securities Corporation (CISCO), Kyprou Leasing and Mortgage Bank of Cyprus. He is also a member of the Group's Divisional Board for Greece and the UK. Businessman.

Evdokimos Xenophontos	Director since 1993. He was the Group Chief General Manager from 1993 until 2004.
Andreas Eliades (Executive Director)	Group Chief Executive Officer. Member of the Board of Directors since June 2006. Economist.
Charilaos Stavrakis (Executive Director)	Deputy Group Chief Executive Officer and Chief Executive Officer – Cyprus. Member of the Board of Directors since November 2006. Economist.
Yiannis Kypri (Executive Director)	Group Chief General Manager. Member of the Board of Directors since November 2006. Secretary of the Bank. Chartered Accountant.
Group General Managers	
Antonis Jacouris	Group General Manager – Information and Operations. Chartered Accountant.
Vassos Shiarly	Group General Manager – Domestic Banking. Chartered Accountant.
Christis Hadjimitsis	Group General Manager Finance. Chartered Accountant.
Nicolas Karydas	Group General Manager Risk Management. Chartered Accountant.
Constantinos Vasilakopoulos	Group General Manager, Bank of Cyprus Greece. Economist.
Panayiotis Kanaris	Group Internal Auditor. Certified Accountant.

Transactions with members of the Board of Directors and connected persons

	2006	*2005*	*2006*	*2005*
	Number of Directors		*(in thousands of C£)*	
Loans and other advances:				
Members of the Board of Directors and connected persons:				
– more than 1 per cent. of the Bank's net assets per Director	4	4	71,542	70,689
– less than 1 per cent. of the Bank's net assets per Director	14	14	12,688	18,842
	18	18	84,230	89,531

In addition to the loans and advances, there were contingent liabilities in respect of members of the Board of Directors mainly in the form of documentary credits, guarantees and commitments to lend amounting to C£51,792 thousand (2005: C£41,018 thousand). Of these C£48,503 thousand (2005: C£37,691 thousand) relate to Directors and their connected persons, whose total credit facilities exceed 1 per cent. of the net assets of the Bank per Director.

Connected persons include spouses, minor children and companies in which a Director holds, directly or indirectly, at least 20 per cent. of the voting shares.

All transactions with directors and with their connected persons are made on normal business terms. A number of credit facilities have been extended to Executive Directors with the same terms as those which apply to the rest of the Group's employees.

Fees and emoluments

	2006	2005
	(In thousands of C£)	
Directors' emoluments		
Non executives		
Fees	475	352
Executives		
Emoluments in executive capacity:		
Salaries and other short term benefits	939	—
Employer's contributions	29	—
Retirement benefit plan costs	88	—
Share-based payments – Share Options	5	—
Total emoluments in executive capacity	1,061	—
	1,536	352

During 2005 there were no executive directors. The emoluments of the three members of the Group Executive Management team for 2005 amounted to C£903 thousand.

In the context of the Share Options 2006/2007 issued by the Company to its permanent employees on 30 September 2006, 15,000 Share Options were granted to the executive directors at the exercise price of C£4.32 per share (fair value C£0.69 per Option). The Share Options 2006/2007 can be exercised from 31 March 2007 to 30 June 2007.

The Executive Directors participate in the main retirement benefit plan for the Group's permanent employees in Cyprus, which is a defined benefit plan. Their total retirement benefits increased during 2006 by C£489 thousand.

Other transactions with related parties

Mr Andreas Artemis, Vice-Chairman of the Board of Directors of the Company, holds an indirect interest and is Chairman of the Board of Directors of the Commercial Union Assurance (Cyprus) Ltd group which is engaged in general insurance business in Cyprus and Greece. The Commercial Union Assurance (Cyprus) Ltd group has entered into reinsurance arrangements with General Insurance of Cyprus Ltd, a subsidiary of the Company. The total reinsurance premiums assigned to the Commercial Union Assurance (Cyprus) Ltd group in 2006 amounted to C£703 thousand (2005: C£618 thousand).

Mrs Anna Diogenous, member of the Board of Directors of the Company, holds an indirect interest in the company Pylones SA Hellas, which supplies the branch of the Company in Greece with equipment and services following tender procedures and in the company Unicars Ltd which supplies the Company in Cyprus with cars and related services. The total purchases from these companies in 2006 amounted to C£486 thousand (2005: C£715 thousand).

Mr Polys G. Polyviou, member of the Board of Directors of the Company until 26 June 2006, is a partner in the law office Chryssafinis & Polyviou, who are the external Legal Advisers of the Group and also handle court cases and legal proceedings on behalf of the Group in Cyprus and abroad. The total legal fees paid by the Group to the law office Chryssafinis & Polyviou for the period until the resignation of Mr Polyviou from the Board of Directors amounted to C£219 thousand (year 2005: C£402 thousand). The same law office is also assigned court cases and actions against Group debtors. The total amount paid to the law office of Chryssafinis & Polyviou for these cases and charged to these debtors for the period until the resignation of Mr Polyviou from the Board of Directors, was C£606 thousand (year 2005: C£1,081 thousand).

Mr Costas Z. Severis, member of the Board of Directors of the Company, is the main shareholder of the company D. Severis and Sons Ltd, which is a general agent of the subsidiary of the Company, General Insurance of Cyprus Ltd. The total commissions paid to D. Severis and Sons Ltd in 2006 amounted to C£92 thousand (2005: C£98 thousand).

On 14 January 2005, the Group's subsidiary General Insurance of Cyprus Ltd, acquired the insurance portfolio of the company Georgios Giabra Pierides Ltd for a consideration of C£540 thousand.

Georgios Giabra Pierides Ltd was a general agent of General Insurance of Cyprus Ltd. The Chairman of the Board of Directors of Bank of Cyprus Public Company Ltd at the time, Mr Solon A. Triantafyllides, and Mr Polys G. Polyviou a member of the Board of Directors of Bank of Cyprus Public Company Ltd and also of General Insurance of Cyprus Ltd at the time, had a substantial interest in the company Georgios Giabra Pierides Ltd.

Employees

As at 31 December 2006, the Group had 6,192 employees, the majority of whom are employed by the Bank in Cyprus, Greece and the United Kingdom.

The following table sets out the Group's employees as at the dates indicated:

	As at 31 December		
	2004	*2005*	*2006*
Banking companies	5,587	5,759	5,890
Non-banking companies	303	306	302
Total	5,890	6,065	6,192

The following table sets out the Group's employees by geographical region as at the dates indicated:

	As at 31 December		
	2004	*2005*	*2006*
Cyprus	3,368	3,335	3,295
Greece	2,222	2,419	2,603
United Kingdom	231	237	204
Other Countries	69	74	90
Total	5,890	6,065	6,192

The Group's personnel in Cyprus and the United Kingdom is unionised, with the exception of the senior executives. Some of the Group's personnel in Greece is unionised and personnel in Australia is not unionised.

The Bank's Employees Union in Cyprus entered a collective agreement with the Cyprus Federation of Banking Employers (of which the Bank is a member) under the auspices of the industrial relations department of the Ministry of Labour and Social Security. The current collective agreement was signed in 2005 and applies to the period from 1 January 2005 to 31 December 2007. The Bank fulfils all its obligations under the terms of the collective agreement and has adopted the salary scales agreed for the year 2005. The Bank has good relations with its staff and has never suffered industrial action other than actions directed at the banking sector in general in Cyprus.

The Group operates several retirement benefit plans covering substantially all its employees. The majority of the plans are funded and their assets are held in separately administered funds.

Cyprus

The main retirement scheme for the Group's permanent employees in Cyprus covers 50.5 per cent. of total Group personnel and is a defined plan. The plan provides for a lump sum payment on retirement or death in service of up to 78 monthly salaries depending on the length of service. A small number of staff have the option to receive part or the whole of their entitlement by way of a pension for life.

Greece

The Group's employees in Greece (42 per cent. of total Group employees) are covered by two defined benefit schemes and one defined contribution scheme. All employees are entitled by law to compensation in case of dismissal or a lump sum payment upon normal retirement, under a defined benefit scheme, at rates determined by Greek legislation. For a number of employees (18.1 per cent. of total Group personnel) there is a defined benefit plan. This plan is closed to new employees from 1 January 2003. The plan provides for the payment of a lump sum on retirement of up to 50 monthly salaries depending on the length of service. The lump sum may be received by way of a pension for

life. The third scheme which is open to employees recruited after 1 January 2003, is a defined contribution scheme.

Litigation

Neither the Bank nor any of its respective subsidiaries is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Bank is aware) during the 12 months preceding the date of this Prospectus which may have or have had in the recent past significant effects, in the context of the issue of the Notes, on the financial position or profitability of the Group, except as disclosed below.

The Supreme Court of the State of New York - County of New York has issued a judgement in relation to the application which was pending since November 2001 before it for the payment by the Bank of an amount up to $77 million (C£34 million) plus interest since May 2001, which specific customers allegedly held with the Bank. The judgement was issued on 12 March 2007 and the court ruled that at the time of service of the application there were no funds within its jurisdiction in the name of the specific customers and as a result the claim for the payment of the said amount to the applicants was rejected.

On 27 July 2005 the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Company of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the issue of shares in Greece in October 2000, and that a report on its findings will be prepared and sent to the Attorney General of the Republic of Cyprus. This investigation *per se* will not have a material effect on the Group's financial position.

In September 2006 a law suit against the Bank has been served by the Trustees of the AremisSoft Corporation Liquidating Trust' before the New York district court, claiming that the Bank, in breach of its obligations to AremisSoft, has not taken all the necessary measures to prevent the principal shareholder of AremisSoft to execute transfers leading to the appropriation by him of significant sums belonging to AremisSoft. The 'Trustees of the AremisSoft Corporation Liquidating Trust' request the issuance of a court order for an amount of at least $50 million (C£22 million). The Bank denies the content of the law suit and all demands contained therein. Therefore, the Group does not expect to have any material financial impact as a result of the law suit.

AUDITORS' REPORT TO THE MEMBERS OF BANK OF CYPRUS PUBLIC COMPANY LTD

Independent Auditor's Report to the Members of Bank of Cyprus Public Company Ltd

Report on the Financial Statements

We have audited the consolidated financial statements of Bank of Cyprus Public Company Ltd (the Company) end its subsidiaries (the Group) on pages 6 to 83, which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors' Responsibility for the Financial Statements

The Company's Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and the requirements of the Cyprus Companies Law, Cap 113. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to the Company's members, as a body, in accordance with Section 156 of the Companies Law, Cap. 113. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed. We conducted our audit in accordance with international Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and International Financial Reporting Standards as issued by the IASB and the requirements of the Cyprus Companies Law, Cap 113.

Report on Other Legal Requirements

Pursuant to the requirements of the Companies Law, Cap. 113, we report the following:

- We have obtained all the information and explanations we considered necessary for the purposes of our audit.
- In our opinion, proper books of account have been kept by the Company.

- The Company's financial statements are in agreement with the books of account.
- In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give the information required by the Companies Law, Cap. 113, in the manner so required.
- In our opinion, the information given in the report of the Board of Directors on pages 3 to 5 is consistent with the financial statements.

Ernst & Young
Nicosia

27 February 2007

EXTRACTS FROM THE BANK OF CYPRUS GROUP'S FINANCIAL STATEMENTS 2006

BANK OF CYPRUS GROUP
CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2006

	2006 *C£000*	*2005* *C£000*
Turnover	974,290	797,255
Interest income	752,237	605,305
Interest expense	(393,608)	(325,539)
Net interest income	358,629	279,766
Fee and commission income	107,359	97,908
Fee and commission expense	(6,248)	(8,204)
Foreign exchange income	20,789	14,493
Net gains on sale and change in fair value of financial instruments	14,979	6,022
Income from insurance business	26,402	23,375
Other income	8,719	5,882
	530,629	419,242
Staff costs	(155,883)	(151,331)
Other operating expenses	(91,864)	(86,266)
Profit before provisions	282,882	181,645
Provisions for impairment of loans and advances	(58,359)	(91,087)
Profit before tax	224,523	90,558
Tax	(41,417)	(18,141)
Profit after tax	183,106	72,417
Basic earnings per share (cent)	33.4	14.4
Diluted earnings per share (cent)	33.3	14.4

EXTRACTS FROM THE BANK OF CYPRUS GROUP'S FINANCIAL STATEMENTS 2006

BANK OF CYPRUS GROUP
CONSOLIDATED BALANCE SHEET
as at 31 December 2006

	2006 *C£000*	*2005* *C£000*
Assets		
Cash and balances with central banks	683,088	611,681
Placements with banks	2,486,465	2,578,300
Investments at fair value through profit or loss	236,592	89,331
Loans and advances to customers	8,365,155	6,984,211
Investments available-for-sale and held-to-maturity	2,110,688	1,945,261
Property and equipment	153,813	159,664
Intangible assets	10,284	10,927
Other assets	229,733	191,008
	14,275,818	12,570,383
Life assurance business net assets attributable to policyholders	287,157	231,806
Total assets	14,562,975	12,802,189
Liabilities		
Amounts due to banks	261,328	177,749
Customer deposits and other accounts	12,099,736	10,724,485
Debt securities in issue	433,777	318,216
Other liabilities	256,351	223,701
	13,051,192	11,444,151
Life assurance business liabilities to policyholders	287,157	231,806
Subordinated loan stock	320,005	364,581
Total liabilities	13,658,354	12,040,538
Equity		
Share capital	276,919	272,658
Share premium	341,365	311,399
Revaluation reserves and other reserves	99,018	95,919
Exchange adjustments reserve	(2,611)	(2,898)
Retained earnings	189,930	84,573
	904,621	761,651
Total liabilities and equity	14,562,975	12,802,189
Contingent liabilities and commitments		
Contingent liabilities	857,273	770,809
Commitments	1,592,332	1,389,717

E. P. Ioannou	Chairman
A. Artemis	Vice Chairman
A. Eliades	Group Chief Executive Officer
C.G. Stavsakis	Chief Executive Officer – Cyprus and Deputy Group Chief Executive Officer
Y. Kypri	Group Chief General Manager
Chr. Hadjimitsis	Group General Manager Finance

EXTRACTS FROM THE BANK OF CYPRUS GROUP'S FINANCIAL STATEMENTS 2006

BANK OF CYPRUS GROUP
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2006

	Share capital C£000	*Share premium C£000*	*Revaluation reserves and other reserves C£000*	*Exchange adjustments reserve C£000*	*Retained earnings C£000*	*Total equity C£000*
As at 1 January 2006	272,658	311,399	95,919	(2,898)	84,573	761,651
Gains/(losses) from change in fair value of available-for-sale investments:						
– treasury bills and debt securities	—	—	(12,386)	—	—	(12,386)
– equity shares	—	—	23,341	—	—	23,341
Losses from change in fair value of financial instruments designated as cash flow hedges	—	—	(599)	—	—	(599)
Deferred tax	—	—	1,485	—	—	1,485
Exchange adjustments	—	—	—	287	—	287
Increase in value of life assurance policies in force after tax	—	—	4,100	—	(4,100)	—
Transfer of realised profits on disposal of property	—	—	(798)	—	798	—
Transfer to the income statement on redemption/sale of available-for-sale investments	—	—	(12,044)	—	—	(12,044)
Net profit/(loss) recognised directly in equity	—	—	3,099	287	(3,302)	84
Profit after tax for the year	—	—	—	—	183,106	183,106
Total profit for the year	—	—	3,099	287	179,804	183,190
Dividends paid	—	—	—	—	(76,712)	(76,712)
Dividends reinvestment	3,259	24,434	—	—	—	27,693
Exercise of share options	1,002	5,532	—	—	—	6,534
Cost of share-based payments	—	—	—	—	2,265	2,265
At 31 December 2006	276,919	341,365	99,018	(2,611)	189,930	904,621

EXTRACTS FROM THE BANK OF CYPRUS GROUP'S FINANCIAL STATEMENTS 2006

BANK OF CYPRUS GROUP
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2005

	Share capital C£000	*Share premium C£000*	*Revaluation reserves and other reserves C£000*	*Exchange adjustments reserve C£000*	*Retained earnings C£000*	*Total equity C£000*
At 1 January 2005	232,38[illegible]	238,955	56,918	(2,828)	33,683	559,113
Gains from change in fair value of available-for-sale investments:						
– treasury bills and debt securities	—	—	30,087	—	—	30,087
– equity shares	—	—	5,072	—	—	5,072
Transfer to the income statement on termination of cash flow hedges	—	—	4,043	—	—	4,043
Deferred tax	—	—	1,807	—	—	1,807
Exchange adjustments	—	—	—	(70)	—	(70)
Increase in value of life assurance policies in force after tax	—	—	2,200	—	(2,200)	—
Transfer of realised profits on disposal of property	—	—	(148)	—	148	—
Transfer to the income statement on redemption/sale of available-for-sale investments	—	—	(4,060)	—	—	(4,060)
Net proft/(loss) recognised directly in equity	—	—	39,001	(70)	(2,052)	36,879
Profit after tax for the year	—	—	—	—	72,417	72,417
Total profit/(loss) for the year	—	—	39,001	(70)	70,365	109,296
Dividend paid	—	—	—	—	(18,591)	(18,591)
Defence contribution on deemed dividend distribution	—	—	—	—	(884)	(884)
Dividend reinvestment	1,322	2,907	—	—	—	4,229
Issue of share capital	38,951	70,112	—	—	—	109,063
Share capital issue costs	—	(575)	—	—	—	(575)
At 31 December 2005	272,658	311,399	95,919	(2,898)	84,573	761,651

EXTRACTS FROM THE BANK OF CYPRUS GROUP'S FINANCIAL STATEMENTS 2006

BANK OF CYPRUS GROUP
CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2006

	2006 *C£000*	*2005* *C£000*
Net cash flow from operating activities	218,770	1,264,754
Cash flow from investing activities		
Purchases of investments		
– treasury bills	(94,278)	(62,044)
– debt securities	(944,518)	(1,035,297)
– equity shares	(793)	(224)
Proceeds on disposal/redemption of investments		
– treasury bills	117,410	139,282
– debt securities	743,613	738,960
– equity shares	10,680	1,241
Interest on treasury bills	2,119	4,210
Interest on debt securities	90,366	69,002
Dividend income from equity shares	999	428
Purchase of property and equipment	(9,902)	(17,991)
Proceeds on disposal of property and equipment	2,516	1,437
Purchase of intangible assets	(4,172)	(2,967)
Purchase of investment property	(6,244)	—
Proceeds on disposal of investment property	6,007	895
Net cash flow used in investing activities	(86,197)	(163,068)
Cash flow from financing activities		
Issue of share capital	6,534	108,488
Issue of subordinated loan stock	114,840	—
Redemption of subordinated loan stock	(153,237)	—
Dividend payment	(49,019)	(14,362)
Interest on subordinated loan stock	(16,886)	(16,772)
Net cash flow (used in)/from financing activities	(97,768)	77,354
Net increase in cash and cash equivalents for the year	34,805	1,179,040
Cash and cash equivalents		
At 1 January	2,780,103	1,601,133
Exchange adjustments	287	(70)
Net increase in cash and cash equivalents for the year	34,805	1,179,040
At 31 December	2,815,195	2,780,103

THE REPUBLIC OF CYPRUS

Background[1]

Cyprus lies in the eastern part of the Mediterranean sea at the crossroads of Europe, Asia and Africa. It is the third largest island in the Mediterranean with a land area of 9,251 square kilometres. The island's population of 854,300 at the end of 2005 consists of 76.8 per cent. Greek Cypriots and 10.3 per cent. Turkish Cypriots, while the remaining 12.9 per cent. is accounted for by Armenians and others.

Cyprus has developed over the past 20 years into an important regional centre for finance, commerce and transport, due mainly to a thriving entrepreneurial culture and its proximity to the oil-producing countries of the Middle East. The country has one of the highest per capita incomes in the Mediterranean area estimated by the Central Bank at €18,859 in 2006, which is comparable to that of other West European countries, and benefits from other positive socio-economic indicators such as long life expectancy, good housing conditions and high standards of health and education.

Owing to its strategic location, the island has been the object of interest and expansionism of many foreign powers during its long history. The last country to rule Cyprus was Great Britain, which left its mark on the commercial, banking, administrative and legal systems, and English is widely spoken and used. In 1960, Cyprus was declared an independent Republic.

Since 1974, however, part of the island has been occupied by the Turkish armed forces and is not under the control of the internationally recognised government of the Republic of Cyprus. Since 1975, negotiations have been taking place under the auspices of the Secretary-General of the United Nations for the re-unification of the country.

Cyprus' constitution is modelled on Western democratic systems. It secures internal stability, guarantees individual rights and promotes private initiative. The three powers – executive, legislative and judicial – are separate. The president, who is the head of state and the supreme executive authority, is elected by universal suffrage and appoints the Council of Ministers. Members of the House of Representatives, the primary legislative body, are elected in separate elections under a system of proportional representation. At present, eight parties have seats in the House, thus reflecting a wide spectrum of political opinion. The administration of justice is assigned to an entirely independent body and the legal system is substantially based on English law.

Cyprus maintains diplomatic relations with most countries of the world and is a member of the United Nations, the British Commonwealth, the Council of Europe, the International Bank for Reconstruction and Development, the International Monetary Fund and the European Bank for Reconstruction and Development. Cyprus became a member of the European Union (the "EU") in the recent wave of enlargement on 1 May 2004.

Cyprus Economy[1]

From 1960 until the invasion of the northern part of Cyprus by Turkey in 1974, Cyprus' annual rate of economic growth averaged 7.2 per cent. The Turkish invasion involved the expropriation of approximately 70 per cent. of the productive capacity of Cyprus at that time. The economy recovered and during the period from 1975 to 1978 GDP exhibited an average annual growth rate of 13.9 per cent. During the period between 1979 and 1998, GDP grew at a real annual rate of 5.7 per cent.

The performance of the Cyprus economy between 1997 and 2006 resulted in an average annual real rate of growth of 3.7 per cent., unemployment levels of around 3.4 per cent. and an average inflation rate of 2.8 per cent. The contribution of agriculture, historically a major sector of the Cyprus economy, was at 2.6 per cent. of GDP for the year ended 31 December 2006 compared with 16 per cent. for the year ended 31 December 1976.

Manufacturing is relatively more important than agriculture to the Cyprus economy, accounting for approximately 8.5 per cent. of GDP in 2006. Due to the small size of the Cypriot market, the manufacturing sector is dominated by relatively small family-owned units and is highly reliant on exports. Production is mainly concentrated on traditional consumer industries such as food and beverages. In recent years some investment has been made in capital-intensive methods of production. Current government industrial policy aims to promote the restructuring of the manufacturing sector

1. Source: Department of Research and Statistics or the Ministry of Finance and Central Bank of Cyprus.

by emphasising the upgrading of technology, quality of production and improving management and marketing methods.

The fastest growing sector of the Cyprus economy is the service sector, which accounted for almost 78 per cent. of GDP in 2006. The growth of this sector is attributable to tourism and the development of Cyprus as a commercial, financial and maritime centre.

Tourism has experienced significant growth with the hotel and restaurant sector increasing as a percentage of GDP from 3.5 per cent. in 1980 to 7.2 per cent. in 2006. Receipts from tourism constitute the most important source of foreign exchange revenue for Cyprus. For the year ended 31 December 2006, such receipts were equal to approximately 148 per cent. of revenue from exports of goods, and accounted for 13.1 per cent. of GDP.

Cyprus has developed as an international business centre since 1976 when the government introduced the first incentives for the establishment of IBCs. Beside these financial incentives, this development was also encouraged by a good telecommunications network, a developed financial and business sector, excellent transport connections, an educated workforce and good quality housing.

The fiscal deficit improved in 2006 at 1.9 per cent. of GDP from 4.0 per cent. of GDP in 2004 and 6.2 per cent. of GDP in 2003.

Ratings

As at the date of this Prospectus the Republic of Cyprus has been rated by Standard and Poor's, Moody's and Fitch. Standard and Poor's have rated the foreign currency short-term obligations of the Republic of Cyprus A-1 and the long term obligations A with a stable outlook, Moody's have rated the Republic of Cyprus's short and long-term obligations P-1 and A2, respectively with a positive outlook, while the country ceiling for foreign currency debt is Aa1/P1. Fitch have rated the Republic's short-term foreign currency obligations F1 and the long-term obligations A+ with a positive outlook.

Currency

The currency of Cyprus is the Cyprus pound (C£ = 100 cents). Until the dismantling of the Sterling Area in 1972, the Cyprus pound was at par with sterling. Between 1972 and 1992 the value of the Cyprus pound was determined on the basis of a steady relationship with a trade-weighted basket of currencies of the major trading partners of Cyprus. On 9 June 1992, the Central Bank decided to align its exchange rate policy to that of the European Community. This move, which was aimed at the enhancement of the European orientation of the economy and the preparation of the ground for the prospective accession of Cyprus to the EU as a full member, took the form of a linkage of the Cyprus pound to the ECU. The central rate was set at 1.7086 ECU per Cyprus pound. The margin within which the Cyprus pound was allowed to fluctuate was fixed at 2.25 per cent. above or below the central rate. This policy was maintained with the introduction of the euro, with the same central rate and fluctuation margins. With the liberalisation of interest rates, as from 1 January 2001, the fluctuation margin has been increased to 15 per cent. above or below the central rate. Since then the Cyprus pound has remained very close to the specified central rate.

On 29 April 2005, following a decision by the European Central Bank and the 11 countries of the eurozone, the Cyprus pound joined the European Rate Mechanism II (ERM II). The central parity of the Cyprus pound remained at 0.585274 (as prior to its entry in the ERM II) with fluctuating bounds set at +/-15 per cent.

On 13 February 2007, Cyprus applied to join the Eurozone. This is expected to take place on 1 January 2008.

Main Economic Indicators

The following table summarises the main economic indicators for the period 2002-2006:

	2002	*2003*	*2004*	*Est. 2005*	*Proj. 2006*
NATIONAL ACCOUNTS					
GDP (at current prices) (C£ million)	6,416.5	6,865.9	7,389.8	7,861.6	8,361.7
GDP (real rate of change) (%)	2.0	1.8	4.2	3.9	3.8
GDP per capita (C£)	9,095	9,601	10,118	10,636	11,193
Productivity (% change)	0.2	0.1	1.0	1.3	2.2
EARNINGS, EMPLOYMENT AND PRICES					
Nominal earnings (% change)	5.6	6.3	4.3	5.4	4.6
Real earnings (% change)	2.7	2.0	1.9	2.7	2.2
Unemployment rate (% change)	3.3	4.1	4.7	5.3	4.8
Inflation rate (%)	2.8	4.0	1.9	2.0	2.4
FISCAL SECTOR					
Fiscal deficit (C£ million)	283.9	427.5	298.9	185.6	159.0
Fiscal deficit/GDP (%)	(4.4)	(6.2)	(4.0)	(2.3)	1.9
Public debt/GDP (%)[2]	64.7	69.1	70.4	69.2	64.7
BALANCE OF PAYMENTS					
Exports of goods (C£ million)	519.7	478.4	548.7	720.0	742.5
Imports of goods (C£ million)	2,273.3	2,120.5	2,441.6	2,684.5	2,911.1
Balance of goods (C£ million)	(1,753.6)	(1,642.1)	(1,892.9)	(1,964.5)	(2,168.6)
Current account balance (C£ million)	(239.4)	153.5	(368.8)	(440.4)	(533.6)
Current account balance/GDP (%)	(3.7)	(2.2)	(5.0)	(5.6)	(6.4)
OFFICIAL INTERNATIONAL RESERVES (C£ million)	1,734.9	1,607.3	1,749.3	2,146.2	2,450.0
OFFICIAL INTERNATIONAL RESERVES/ IMPORTS OF GOODS (no. of months)	9.2	9.1	8.6	9.6	n/a[1]
FOREIGN DEBT					
Long-term foreign debt (C£ million)	2,732.2	3,155.5	4,343.6	5,516.8	6,164.0
Long-term foreign debt/GDP (%)	42.6	46.0	58.8	70.2	73.6
Foreign debt per capita (C£)	3,872.5	4,412.4	5,947.1	7,463.5	8,240.8
Debt service ratio (%)	5.7	5.6	5.2	5.3	n/a[1]
EXCHANGE RATES					
U.S. dollars per C£ (period average)	0.6006	0.5165	0.4674	0.4641	0.4588
Euro per C£ (period average)	0.5754	0.5847	0.5804	0.5769	0.5758

Notes:

(1) n/a: not available.

(2) Excluding intergovernmental debt.

Source: Central Bank of Cyprus, Ministry of Finance.

THE BANKING SECTOR IN CYPRUS

The banking market in Cyprus is dominated by the commercial banks which have been, since the beginning of the last century, the major financial institutions in Cyprus. In addition to the commercial banks, a number of specialist institutions provide financial services such as long-term housing loans, development finance and hire-purchase finance, while cooperative credit institutions provide credit facilities mainly to the agricultural sector and to individuals.

A major impetus to the development of Cyprus as a regional business centre was given after 1974 by the establishment of offshore-international banking units. Following a change in their granted permit of operation, with effect as of 2 January 2006, international banking units no longer differ from any other commercial bank operating on the island. Currently, 28 such units are registered in Cyprus (including those cases where the relevant permit has been granted without commencement of operations).

Commercial Banks

The commercial banks are responsible for approximately 70 per cent. of advances to the private sector in Cyprus (Source: Central Bank). At present there are nine commercial banks operating in Cyprus, of which four are largely owned by Cypriots (and are listed on the Cyprus Stock Exchange) and five operate as branches or subsidiaries of foreign banks.

As at 31 December 2006 the total amount of deposits held by banks and other financial institutions in Cyprus was C£19,284 million and the total amount of advances outstanding was C£11,724 million (Source: Central Bank).

None of the Cypriot banks mentioned in the table above is owned directly or indirectly by the Republic of Cyprus.

No shareholder can hold more than 10 per cent. of the issued share capital of a Cypriot bank without the prior approval of the Central Bank. The Central Bank may object to a move to acquire more than 10 per cent. of a credit institution because of the need to ensure the prudent and fair management of the institution.

Foreign banks in Cyprus comprise three Greek Banks, namely the National Bank of Greece, Alpha Bank and Emporiki Bank, the Arab Bank and Société Générale.

The development of the Cypriot economy since 1960 has been accompanied by significant modernisation and expansion of the commercial banks.

The commercial banks offer banking services that include local currency deposits, loans and overdrafts, local and foreign trade finance, foreign currency accounts, money transmission and foreign exchange, mortgages, guarantees of all types, financial advice, electronic banking, data processing and trustee services, as well as other non-banking services.

Specialist Banks and Institutions

Besides the commercial banks, various other financial institutions operate in Cyprus, examples of which are listed below:

- Cooperative credit institutions, accept deposits and extend loans to their members. There used to be 360 cooperative credit institutions, but ongoing mergers of smaller units have constantly been reducing their number, with an aim to contain them to 150 by the end of 2007. These institutions fall outside the official banking regulation system, and control approximately 39 per cent. of total Cyprus pound deposits. The Cooperative Central Bank acts as their banker. As a result of harmonisation with the EU, the cooperative credit institutions will have to conform to the requirements of the EU banking directives by 31 December 2007.
- Long-term housing finance is provided by the Housing Finance Corporation which is owned by the government.
- Hire-purchase finance for plant and machinery, motor vehicles and consumer durables is provided by several finance companies.
- Medium to long-term development finance is provided by the Cyprus Development Bank, which is largely government controlled.

The following table shows the breakdown of total deposits and advances outstanding in the Cypriot banking system as at 31 December for each of the five years 2002-2006:

	2002	*2003*	*2004*	*2005*	*2006*
			(in millions of C£)		
Deposits					
All Banks	11,999	12,191	13,101	16,024	19,284
of which:					
In Cyprus Pounds	8,143	8,058	8,429	8,965	10,052
In other currency	3,856	4,133	4,672	7,059	9,232
Cooperative Credit Institutions	3,513	3,986	4,245	4,635	5,296
Advances					
All Banks	8,283	8,684	9,323	9,975	11,724
Cooperative Credit Institutions	2,670	2,947	3,280	3,580	3,975

Note:

(1) Source: Central Bank of Cyprus.

Legislative Framework

The principal legislation that regulates banking businesses in Cyprus is the Banking Law 66(I) of 1997 (as amended) (the "Banking Law"). This law was designed to harmonise the operational banking framework in Cyprus with that of the European Union and to formalise existing practice and guidelines. The supervisory authority under the Banking Law is the Central Bank of Cyprus. Banks are also subject to the Central Bank Law 138(I) of 2002 (as amended) and to legislation affecting companies, including the Companies Law (CAP 113) (as amended), the Stock Exchange Law 14(I) of 1993 (as amended), the Consumer Credit Law 39(I) of 2001 (as amended), the Liberalisation of Interest Rates and Other Related Matters Law 160(I) of 1999 which came into force on 1 January 2001, the Processing of Personal Data (Protection of Individuals) Law 138(I) of 2001 (as amended), the Investment Firms (IF) Law 148(I) of 2002 (as amended), the Movement of Capital Law 115(I) of 2003, the Protection of a Certain Class of Sureties Law 197(I) of 2003 (as amended), the Public Offer and Prospectus Law 114(I) of 2005 and the Insider Dealing and Market Manipulation (Market Abuse) Law 116(I) of 2005.

The Central Bank

The Central Bank was founded three years after the independence of Cyprus in 1960 and is the ultimate authority in the banking system. Its functions are prescribed by the Central Bank Law 138(1) of 2002 (as amended). It is responsible for the formulation and implementation of such monetary and credit policies as are necessary in order to maintain internal and external monetary stability, for managing the country's foreign exchange reserves and for supervising the banking system. The Central Bank also acts as the banker for the government and is the sole issuer of currency in Cyprus. The Central Bank may inject liquidity into or withdraw liquidity from the banking system as necessary.

Regulatory Framework

The main objective of the Central Bank's supervisory role is to safeguard the solvency and liquidity of financial institutions in Cyprus (other than the cooperative credit institutions, which are supervised by the Commissioner of Cooperatives and Cooperative Development under the Ministry of Commerce, Industry and Tourism). The major elements of bank supervision are the following:

- Maintenance of minimum reserve ratios. Up to 31 December 1995, the Bank was obliged to deposit a proportion of its Cyprus pound deposits with the Central Bank as a liquidity reserve. As from January 1996 the Central Bank introduced new regulations, which abolished the minimum liquidity reserve and established a reserve requirement of 7 per cent. of total Cyprus pound customer deposits. The reserve requirement was increased to 8 per cent. as of 1 July 2000. Since 1 January 2001, the minimum reserve ratio was reduced to 6.5 per cent. of local currency deposits, with an additional 1.5 per cent. being deposited in a special account with the Central Bank and being used to fund loans to medium-sized businesses (until 1 January 2006). In 2004, an additional reserve requirement of 2 per cent. of total foreign currency customer

deposits was introduced. The minimum reserve requirement on Cyprus pound deposits is currently at 5 per cent. but it is expected that this will be reduced to 2 per cent. by the end of 2007.

- Prudential Liquidity. The Central Bank has issued guidelines, with respect to the Cyprus pound liquidity of banks, according to which banks' liabilities maturing within seven days should not exceed the assets maturing (or which are realisable) in the same period by more than 10 per cent. of total deposit liabilities. Moreover, liabilities falling due within 30 days should not exceed the assets maturing in the same period by more than 25 per cent. of total deposit liabilities. With respect to their foreign currency portfolio, the Central Bank stipulates that banks must invest at least 75 per cent. of their foreign currency deposits in liquid assets. In addition, banks' customer deposit liabilities maturing within seven days should not exceed the assets maturing (or which are realisable) in the same period.
- Capital adequacy requirements in line with EU regulations and Bank of International Settlements rules (see below).
- Various regulations and guidelines regarding the use of funds by commercial banks. Investments by banks in the shares of other companies are also regulated. The Central Bank aims to ensure an adequate spread of lending risk through the imposition of limits on the maximum exposure of a bank to any single customer (25 per cent. of the bank's capital base), or to the bank's directors (40 per cent. of the bank's capital base in aggregate of which only 5 per cent. may be unsecured). In addition, total lending to customers whose borrowings exceed 10 per cent. of a bank's capital base should not in aggregate exceed eight times its capital base. There are also maximum limits on foreign exchange exposure of 6 per cent. of the Group capital base for overnight positions and 8 per cent. for intraday positions.

At fixed regular intervals banks are required to report their liquidity position, foreign currency balances and exposures and other significant data and to provide their balance sheets to the Central Bank.

The Central Bank requires that interest on non-performing loans is suspended. From 1 January 2006, the Group in line with CBC guidelines, has been suspending interest on:

- all loans which are overdue for over 90 days and which are not 100 per cent. secured;
- all loans for which a provision has been made.

In addition, as from 1 January 2006, non-performing (interest-suspended) loans are estimated on a customer level i.e. if a specific loan amounting to more than 20 per cent. of total customer funded facilities is characterised as non-performing, then all the advances of that customer become non-performing, even if they have no arrears.

In 1996, Cyprus enacted the Prevention and Suppression of Money Laundering Activities Law 61(I) of 1996 in line with the Council of Europe Convention on Laundering, Search, Seizure and Confiscation of the Proceeds from Crime and the EU Council Directive of 10 June 1991 (91/308/EEC). Subsequent amendments, the latest of which was passed in 2004, ensures the law continues to comply with EU Directives on money laundering. The purpose of this law is to define and criminalise the laundering of proceeds from criminal offences, to provide for international co-operation in combating money laundering and the identification, tracing, freezing and confiscation of proceeds from illegal activities.

The law requires all persons engaged in "relevant financial business" to establish and maintain specific policies and procedures for record keeping, internal controls, internal reporting and customer identification, as well as to ensure that employees handling financial business are aware of their obligations under the law and receive adequate training.

The Central Bank of Cyprus is designated as a "Supervisory Authority" for the purposes of the law. The Central Bank is assigned the duty of addressing compliance with the provisions of the law by all licensed banks in Cyprus.

Equity Participations

Pursuant to Section 13 of the Banking Law, Law 66(I) of 1997 (as amended) unless the Central Bank grants its prior written approval and subject to any conditions which it may consider proper to impose, a bank shall not acquire or hold, directly or indirectly, more than 10 per cent. of the share capital of any other company or have control over any such company. In respect of a Cyprus incorporated bank, the value of any share capital held in any other company shall not exceed 10 per

cent. and for all companies in aggregate shall not exceed 25 per cent. of its capital base. These restrictions do not apply where a bank acquires or holds:

(i) any part of the share capital of any company under an underwriting or sub-underwriting contract for a period not exceeding two years from the time of acquisition except where the Central Bank considers proper to extend the period of two years on account of exceptional circumstances;

(ii) any holding of share capital in a company carrying out banking business, nominee, executor or trustee functions or predominantly other functions integral to or closely related to banking business, provided that such company is incorporated in Cyprus; and

(iii) any holding of share capital in an insurance company, provided that such company is incorporated in Cyprus.

Dealing in own shares

In addition, a bank cannot acquire shares in itself or grant credit facilities to persons other than employees in excess of C£50,000 per person for the purpose of acquiring shares in the bank or the shares of its holding company or the shares of any subsidiary of the bank or of its holding company.

Guidelines on Capital Adequacy

In December 2006 the Central Bank of Cyprus issued a Directive to local banks on the Calculation of the Capital Adequacy Ratio and Large Exposures that enact the provisions of the European Union Directives 2006/48/EC and 2006/49/EC, that are the European Union's version of Basel II capital adequacy rules,

The Bank of Cyprus is implementing the new Capital Adequacy rules from 1 January 2007. It is adopting the Standardised approach for both Credit and Operational Risk. According to the Standardised approach, risk weights are assigned to exposures according to their credit rating and to the exposure class to which they belong. For exposures with institutions and corporates the risk weight also depends on the term of the exposure (more favourable risk weights apply where the exposure is under three months).

For derivative contracts (such as swaps, forwards and options) the credit risk equivalent amount is calculated using the mark-to-market method.

The Central Bank of Cyprus requires each bank to maintain a minimum ratio of capital to risk weighted assets (which include off balance sheet items) of 8% per cent. The Central Bank may impose an additional capital charge for risks not covered under Pillar 1. It should be noted that the 8 per cent. ratio is applicable from January 2007 when the new Capital Adequacy rules came into force. For banks not implementing the new rules, the minimum ratio will continue to be 10 per cent. At least 50 per cent. of the capital used in the calculation must be Tier I capital and the rest Tier II.

Tier I or core capital includes the following:

- Share capital, such as ordinary and preference shares,
- Retained profit reserves,
- Certain other published reserves, and
- Hybrid capital instruments (up to 15 per cent. of Tier I capital).

Tier II, or supplementary capital includes:

- Revaluation reserves,
- Subordinated debt, and
- General provisions for bad and doubtful debts provided that they are not tax deductible.

A bank's Tier II capital should not exceed its Tier I capital. Additionally there are limitations as to the maximum amount of certain Tier II capital items that can be included in the calculation of a bank's capital requirements. Specifically, the total amount of fixed term subordinated debt is not allowed to exceed 50 per cent. of Tier I capital.

Interest Rates

The maximum interest rate on advances and loans denominated in Cyprus pounds used to be fixed by the Interest Rate Law of 1977 at 9 per cent. per year. The Interest Rate Law of 1977 has now been abolished and replaced by the Liberalisation of Interest Rates and Other Related Matters Law

160(I) of 1999. In accordance with the provisions of the new legislation, as of 1 January 2001 a maximum interest rate no longer applies and interest rates can fluctuate freely.

Deposits and loans denominated in foreign currencies were never subject to a ceiling on interest rates, and typically bear interest at rates similar to those prevailing in the international markets.

Monetary Policy and Control

The statutory ceiling on interest rates in force until the end of 2000 prevented the Central Bank from using interest rates as a means of achieving its monetary policy. This compelled the Central Bank to resort to other ways of influencing monetary and credit conditions. For example, in the past, banks were obliged to meet much higher liquidity ratio requirements than those applicable in developed financial systems, as well as limits on credit expansion.

As a part of its plans to liberalise the Cypriot banking system, the Central Bank introduced a new monetary policy framework at the start of 1996:

- The minimum liquidity ratio, which averaged 27 per cent. in 1995, was abolished, and a minimum reserve ratio was introduced, which currently is the only operating account banks hold with the Central Bank. As at January 1996, a proportion of the existing reserve of each bank held at the Central Bank, equal to 20 per cent. of the average weekly deposits of each bank during 1995, was kept in a special reserve account and has been gradually released over a period of nine years;
- Open market operations, such as repurchase and reverse repurchase transactions (repos) as well as depos (auctioned deposits) replaced the liquidity ratio as the main instrument of monetary policy management;
- An overnight Central Bank financing facility (Lombard) was also introduced, the interest rate of which is intended to provide the upper end of money market interest rates. In parallel, an overnight deposit facility was introduced, the interest rate of which is intended to provide the lower end of money-market interest rates. A change in these rates is used by the Central Bank to signal a change in monetary policy.

It is expected that on 1 January 2008, Cyprus will join the EMU and the Cyprus pound will be replaced by the Euro.

Competition and the Bank's position in the market

As previously described, nine commercial banks operate in Cyprus. The Group faces intense competition from these banks as well as from the specialist banks and institutions mentioned above. In Cyprus, there is competition into all of the activities of the Group. Outside Cyprus, the Group competes with the main international and local financial institutions in each country of operation. The following table (according to the banks' published consolidated accounts) presents the ranking of the three largest commercial banks in Cyprus, by total assets, total deposits and net advances, profits before provision for impairment of loans and advances and tax and by after-tax profits attributable to shareholders for 2006 (on a consolidated basis):

	Total Assets	*Deposits*	*Net Advances*	*Profit Before Provision for impairment*	*Profit After Tax Attributable to Shareholders*
			(in millions of C£)		
Bank of Cyprus Group	14,563	12,100	8,365	282.9	183.1
Marfin Laiki Group	13,063	9,374	6,948	151.6	86.1
Hellenic Bank Group	3,798	3,111	1,737	64.1	34.0

Banks in Cyprus and their operations are subject to the provision of the Protection of Competition Law 207 of 1989 (as amended) which prohibits any actions or conduct which have as their object or effect the restriction or distortion of competition. In addition, the Control of Concentrations between Enterprises Law 22(I) of 1999 (as amended) regulates significant concentrations in the banking sector.

THE BANKING SECTOR IN GREECE[1]

Structure of the Market

Over the past decade, the Greek banking system has benefited enormously from the impressive growth and the accompanied credit expansion of the Greek economy. This credit expansion was kick-started by the liberalization of the capital account in the 1990s, which allowed Greek enterprises and households to borrow in lower-yielding foreign currencies. A further and more sustainable boost to the demand for credit was given by the adoption of the Euro and the precipitous decline of interest rates.

The Greek financial system is dominated by banking institutions. By the end of 2005 there were 21 Greek commercial banks, 22 foreign banks, 16 cooperative banks and 2 specialised credit institutions operating in Greece.

Information on the regulatory system applicable to the banking sector in Greece is included in "Regulation and Supervision" below.

Commercial banks operating in Greece (both domestic and foreign owned) control approximately 76.5% of total financial assets, while insurance firms control 3.9% and brokerage companies 1.3%. On a consolidated basis, the importance of banking groups is even higher given that they own a large number of insurance firms, stock broking firms and mutual funds. In turn, the banking sector is dominated by Greek credit institutions which control 81.2% of the total bank assets. These institutions include National Bank of Greece, EFG Eurobank, Alpha Bank, Commercial Bank of Greece and Piraeus Bank among others.

There are also two special credit institutions, the Postal Savings Bank[2] and the Deposits & Loans Fund, controlling a further 8.3% of the total bank assets. Cooperative Credit Institutions have a very limited contribution to the Greek banking system and their activities are concentrated in particular geographic areas of the country. Finally, foreign credit institutions control approximately 10.1% of total banking sector assets. Principal participants include the Bank, Citibank, BNP PARIBAS, HSBC Bank, Societe Generale and Bank of America.

Competition

Measured by the market share of the five largest banks, the degree of concentration of the Greek banking system changed marginally in 2005. Specifically, it increased slightly on the basis of assets (to 65.6%, from 65.0% in 2004), but declined a little in terms of loans (to 66.1%, from 66.3% in 2004) and even more in terms of deposits (to 65.5%, from 66.5% in 2004). Although the degree of concentration of the Greek banking system in terms of assets is considerably higher than the EU) average (2004: 40.5%), it is well below the corresponding figure recorded in the Netherlands, Belgium or Finland. Moreover, it is slightly lower than the average of the ten new Member States of the EU (68.6%). In any case, although the Greek banking system shows a relatively high degree of concentration, the five largest Greek banks are classified as medium-sized banks, by European standards, owing mainly to the small size of the domestic market. However, their expansion to international markets, notably in South-eastern Europe, provides scope for further growth.

Legislative, Regulatory and Supervisory Framework

The Bank of Greece, a member of the European Central Bank and of the European System of Central Banks is the competent authority for granting authorisation for the establishment and the operation of credit institutions, as well as for their supervision. A banking licence is granted by the Bank of Greece only if the applicant credit institution meets the requirements of the First and Second Banking Directives of the EU Council relating to the authorisation of credit institutions.

The taking up and pursuit of business by credit institutions is mainly governed by Law 2076/92, which incorporated into the Greek banking legislation the 2nd Banking Directive (89/646/EEC, as codified by Directive 2000/12/EC), as well as by Law 1665/1951. The basic supervision rules have been laid down by Bank of Greece Governor's Acts, by which corresponding European Union directives (Directives 89/299 EEC/89, 91/633 EEC/91, 89/647 EEC/89, 91/31 EEC/90 and 92/121 EEC/92/EU No. L 29/1/93) were incorporated into Greek law, and regard, *inter alia*, the definition of own funds (Bank of Greece Governor's Act 2053/92, as applicable), the solvency ratio (Bank of Greece

Note:

1 The information on this section is sourced from the Bank of Greece and Bank of Cyprus, Greece.

2 Since April 2006 the bank has permission to operate as a commercial bank.

Governor's Act 2054/92, as applicable) and the supervision and control of credit institutions' large financial exposures (Bank of Greece Governor's Act 2246/93, as applicable). By Law 2396/96, Directives 93/22/EEC on investment services in the securities field and 93/6/EEC on the capital adequacy of investment firms and credit institutions were incorporated into national legislation. In particular, the matter of capital requirements for hedging against market risks to the transactions portfolio and the investment portfolio of credit institutions was specified by Bank of Greece Governor's Act 2397/96. Bank of Greece Governor's Act 2438/98 specified the operating principles and assessment criteria of the Internal Control Systems and the Risk Management Units of credit institutions supervised by the Bank of Greece.

Bank of Greece is the primary body that sets the rules and monitors banking operations, risk management, compliance and internal audit functions. Internal Audit and Compliance functions within Greek banks are imposed either by the Greek law for publicly listed enterprises (Law 3016/17.5.2002), or by the Bank of Greece which is responsible for the supervision of all banks operating in the Greek territory (Bank of Greece Governors Act 2577/2006). The Supervision of Credit and Related Financial Institutions Department of Bank of Greece carries out the prudential supervision of credit and financial institutions with the aim of ensuring the smooth operation and stability of the Greek financial system. The principal objectives of regulation are the protection of depositors and the orderly distribution of credit. The Legal Framework for exercising supervision has been mainly formulated through the transposition of the relevant community legislation (the main directives of the EU Council concerning prudential regulation of credit institutions) which is consistent with the Basel principles. In particular:

- the Own Funds Directive, as this term is defined below (EU Council Directive 89/299), was adopted under Greek law by Act No. 2053/18.03.1992 of the Governor of the Bank of Greece ("GBG");
- the Solvency Ratio Directive, as this term is defined below (EU Council Directive 89/674), was adopted under Greek law by Act No. 2054/18.03.1992 of the GBG, which was updated by Act No. 2524/23.07.2003, and Act No 2564/11.10.2005;
- the "Large Exposures Directive" (EU Council Directive 92/121), on the supervision and monitoring of large exposures of credit institutions, which was adopted under Greek law by Act No. 2246/13.07.1993 of the GBG;
- the Second Consolidated Supervision Directive (EU Council Directive 92/30), on the supervision of credit institutions on a consolidated basis (which amended the First Consolidated Supervision Directive), which was implemented by Presidential Decree 267/1995; and
- the Capital Adequacy Directive (EU Council Directive 93/6), which was fully implemented by Law 2396/1996.

To prepare for the participation of Greece in the EMU, significant changes have been made to the regulatory framework of the Bank of Greece. In particular, the by-laws of the Bank of Greece have been amended in order to: (i) reinforce the independence of the Bank of Greece from the Greek State; and (ii) provide for new powers of enforcement in connection with its role of supervision of credit institutions.

Pursuant to Law 2832/2000 in cases of a violation of the new regulatory framework, the Bank of Greece has been given powers to impose its own sanctions against credit institutions. These sanctions consist of a compulsory deposit of 40 per cent. of the amount of the violation in a non-interest bearing account at the Bank of Greece or, if the amount of such violation cannot be determined, a compulsory interest free deposit of up to GRD 3 billion (€8.8 million[(1)]), in each case for up to one year and/or a fine payable in favour of the Greek State and calculated either as a percentage of 40 per cent. of the amount of the violation or as a one-off payment of GRD 300 million (€0.9 million[(1)]) which may be increased to GRD 500 million (€1.5 million[(1)]) in case of relapse. The above amounts and percentages may be adjusted by acts of the GBG, and the Bank of Greece is also entitled to impose additional administrative sanctions as it may think fit. In addition, credit institutions and public authorities are obliged to communicate to the Bank of Greece any information with respect to credit control. Finally, in the event where the Bank of Greece believes that there is a possible

Note:

1 Converted at the rate of 340.75 GRD per €1 which is the rate at which the Greek Drachma was fixed against the Euro on 1 January 2001, upon joining the EMU.

violation by a credit institution of any of the above provisions, the Bank of Greece is given the right to conduct an investigation of the books and other records of that institution.

Act No. 2501/31.10.2002 of the Governor of the Bank of Greece modified and codified the provisions concerning the notification of the customers of credit institutions with respect to the terms of transactions between them.

Due to the rapid growth of Greek banks and the increased risks related with the banking operations, Bank of Greece enacted a new Act, stricter than the 2438/1998, with enhanced compliance requirements by banks as well as by External Auditors. According to Bank of Greece Governor's Act 2577/9.3.2006, the most significant requirements are mentioned below:

- Bank systems of Internal Controls should focus on a Group, including the subsidiaries, divisions, business units, branches and activities in all countries.
- Systems of Internal Controls will be improved (better functioning of Risk Management and Compliance functions), which will guarantee sufficient risk monitoring and adherence to all relevant laws, regulations and policies.
- Corporate Governance requirements will be an integrated part of bank systems of Internal Controls, even if banks are not publicly listed.
- Banks should have strategy in writing, at least an annual business plan, budget, management reporting system (MIS), as well as risk limits established (market and credit).
- Internal Controls should include all banking activities (including outsourced agreements).
- Control Self Assessment (CSA) is strongly recommended as a means of identifying control weaknesses and notifying management in time.
- Regarding bank's organizational structure, it should be documented; it should ensure adequate segregation of duties and establish applicable Internal Controls. Also, the consultation by Internal Audit, Compliance and Risk Management functions is the minimum requirement before the launch of new products, policies and procedures, or any major strategic decision.
- Related party transactions should be approved by the Board of directors, or should be under defined limits.
- Banks Internal Controls should be focused in financial transactions as a means to accomplish the true and fair view of banks' financial statements.
- Information Systems are very significant to the successful implementation of banks' strategy effectively and this should be done having established adequate Internal Controls and Security measures.
- Compliance Office should be in charge for monitoring banks' compliance to applicable laws and regulations, as well as managing cases of conflict of interest; on the other hand it will not be liable for the assessment of the adequacy and efficiency of bank's business units.
- Audit Committees will have an enhanced role towards the monitoring of both Internal and External auditors. Augmented requirements include the skills and responsibilities of the President of the Audit Committee, as well as the members, which at least one of them should have accounting or auditing professional experience.
- External auditors' 3-year evaluation of Banks Internal Controls should be rotated to another firm after 2 evaluations. Also, external auditors may be required to discuss banks' important matters with the Bank of Greece when required. Furthermore, External Auditors are necessary to assess all the above-mentioned requirements on Internal Controls.

History and Deregulation

Historically, the Greek banking system was subject to strict regulatory requirements including restrictions on the imposition of the determination of fixed interest rates, the financing of various sectors of the economy and certain activities in the foreign exchange market.

From the late 1980s, but predominantly in the early 1990s, the increasing interdependence of national economies and international pressure for the opening of markets, as well as the anticipation of European Monetary Union, led to the gradual relaxation of the strict regulatory environment in Greece. The liberalisation of capital movements through the implementation of the relevant EU Directives, as well as the Second EU Directive as implemented by Law 2076/1992, contributed

substantially to such changes. These changes have allowed commercial banks to increase the range of their services to, for example, consumer lending and mortgage loans.

The prohibition of granting, as a business, loans to natural persons for covering their consumer or personal needs that applied to undertakings which are not credit institutions was lifted by Law 2937/2001 and the relevant activity became subject to Bank of Greece authorisation. The Bank of Greece Governor's Act of 31.1.2002 set the terms and conditions for the granting of such an authorisation, as well as supervision rules.

Act No. 2523/12.6.2003 of the Governor of the Bank of Greece (GBG) modified the provisions of Act 1955/2.7.91 of the GBG regarding the granting of loans to natural persons for covering consumer and personal needs. (An article of this Act *lifts* the restrictions regarding the existence of an upper limit in the provision of consumer credit: overdrafts, credit cards and consumer loans.)

Pursuant to Acts No. 2564/11.10.2005 and 2565/11.10.2005 the banks must take into account, as regards to loans to natural persons, the relation between a client's income and his overall exposure to loans (consumer and mortgage loans).

Interest Rates

Gradually, from 1987, minimum interest rates replaced fixed interest rates which previously had been imposed by acts of GBG. Such minimum levels were finally abolished in 1992 and since then Greek banks have been free to negotiate interest rates with customers based on market conditions. In addition, in 1991 a number of limitations concerning bank financing of various economic activities were eliminated and credit institutions were allowed to negotiate freely and grant loans without major limitations on the amount or rate of interest for various purposes, including loans for working capital, the purchase of fixed assets and equipment, the construction, repair and purchase of real estate in Greece, the sale of durables on credit and consumer credit/personal loans. On 1 January 2001, Greece began its participation in the third stage of the Economic and Monetary Union and pursuant to Law 2842/2000 on the "Adoption of supplementary measures for the implementation of Council Regulations 1103/97, 974/98 and 2866/98 regarding the introduction of EURO" (the "Euro Law") and the relevant announcement of the Hellenic Bank Association ("HBA"), EURIBOR has *ipso jure* been substituted for "ATHIBOR" in existing legal acts, in accordance with and subject to the provisions of the Council Regulation 1103/1997, whilst since 28 December 2000 HBA ceased to insert "ATHIBOR", "ATHIBID" and "ATHIMID" as reference interest rates into the relevant pages of Telerate and Reuters and settlement of transactions employing "ATHIBOR", "ATHIBID" or "ATHIMID" as reference interest rates is now based on EURIBOR.

Foreign Exchange

One of the most significant events towards deregulation was the adoption of Presidential Decrees 96/1993 (relevant Acts of GBG No. 2199, 2200, 2201/07.03.1993) and 104/1994 (relevant Acts of GBG No. 2301, 2302, 2303/16.05.1994) as well as Law 2076 in 1992. Among its major provisions, Law 2076/1992 decriminalised violations of the foreign exchange regulations, although such violations are still subject to fines in some cases. Since 1991, borrowers have been permitted to borrow in foreign exchange for all legitimate business purposes at interest rates and on terms freely negotiated between the parties. Beginning in January 1992, banks operating in Greece licensed to engage in foreign exchange transactions have been permitted to enter into spot, future, swap and similar transactions in the foreign exchange market (Act 1986/1991 of GBG).

In 1994, natural persons and legal entities in Greece were given authority to engage freely in foreign currency transactions in foreign countries by filing an application with any bank (Act 2344/1994 of GBG) and credit institutions in Greece were authorised to accept deposits in foreign currency made by natural persons and legal entities.

In 1995, by virtue of Act 2358/1995 of GBG, as amended by Act No. 37/30.6.2000 of the Monetary Policy Council, commercial banks were released from their obligation to re-deposit all foreign exchange arising from certain foreign currency deposits with the Bank of Greece. Finally, Act No. 43/05.12.2000 of the Monetary Council of the Bank of Greece abolished the above Act 2358/1995 and established a new regime governing compulsory re-deposits in foreign currency made by banks operating in Greece with the Bank of Greece distinguishing between foreign currencies which form part of the euro and those which do not, in each case in accordance with the rules of the European System of Central Banks.

Since 28 July 1997 by virtue of Act 2416/1997 of GBG, Greek residents which are either natural or legal persons, with the exception of legal entities of public law, are free to open and maintain without restrictions accounts in foreign currency with Greek credit institutions. Previously, in order to maintain such an account a depositor was required to file a special statement regarding the origin of the foreign currency.

Act 2417/1997 of GBG amended the existing provisions of aforementioned Presidential Decrees 96/1993 and 104/1994 regarding capital movements and, in particular, abolished: (i) the obligation of Greek residents to convert into GRD proceeds derived from investments made abroad, in the event they wanted to deposit such sum with Greek credit institutions following their liquidation; and (ii) the maximum threshold equal to €20,000 which was in effect for natural persons (not between credit institutions) on transfer of means of payment, including banknotes and personal cheques.

In addition, the Euro Law, amongst others, (a) provides that banks operating in Greece and which are authorised to engage in foreign currency transactions should issue and publish daily price lists regarding the purchase and sale of foreign currency and bank notes, (b) allows such banks to freely determine the spread on each relevant foreign currency transaction, (c) stipulates that the Bank of Greece publishes reference price lists relating to the rate for the conversion of euro into other foreign currencies on the basis of the relevant price lists issued by the European Central Bank, (d) replaces any reference to official foreign currency exchange rate or the fixing rate for the exchange of GRD with any foreign currency stipulated in any Greek legislative, administrative, regulatory or contractual text with reference to the above price list(s), and (e) abrogates any applicable existing legislation prohibiting the stipulation of claims and obligations in Greece which are expressed in (i) foreign currency, gold or golden coins and (ii) GRD, the exact amount of which is determined upon the value of foreign currency, gold or golden coins. Finally, pursuant to the Euro Law, the Bank of Greece maintains its powers to regulate terms and conditions for entering into foreign currency transactions by banks, other legal entities or individuals as well as to prohibit such transactions.

Act No. 2535/21.01.2004 of the Governor of the Bank of Greece modified and codified the provisions regarding the statistical information provided to the Bank of Greece for transactions between residents of Greece and non-residents in euro and foreign exchange.

Secured Lending

Since 1992, Law 2076/1992 has permitted mortgage banks to grant loans and credit to customers which are secured by real and personal property and secured by certain types of personal security such as cash assets. Prenotation of mortgages (*prosimiosi*) may be converted into full mortgages upon application to the relevant court in the event of a default. Mortgage banks are also permitted to securitise loans through the issuance of mortgage bonds. Law 2844/2000 which came into force in late April 2001, is expected to have a positive impact on, amongst others, banking and financial transactions, since it provides for, *inter alia*, the creation of pledges over existing and future movables (other than money, commercial paper, shares, household articles and other chattels that may be independently mortgaged, such as aircraft and vessels) without delivery of the same to the pledgee, the pledge or assignment of both existing and future business claims (other than claims against consumers) and receivables, in each case by recording any of the above forms of security into special registers. The same law also provides for arrangements similar to a "floating charge" recognised under English law.

Compulsory Deposits with the Bank of Greece

Pursuant to the act of the Monetary Policy Council of the Bank of Greece No. 41/23.11.2000, since 1 January 2001 compulsory deposits of banks operating in Greece have been regulated by the Regulations of the European Central Bank No. 2818/1998 and 2819/1998 as amended by the Regulations No. 1921/2000 and 2000/8 as well as by the transitional provisions of the Regulation of the European Central Bank No. 2000/11.

Additional Requirements

In an effort to control a bank's excessive exposure to a single borrower, the Bank of Greece by virtue of Act No. 2246/1993 of GBG (the "Large Exposures Act"), incorporated into Greek law the EU Council Large Exposures Directive. This Directive, drawing on the 1986 European Commission recommendation on the same subject, requires an immediate report from credit institutions disclosing any excessive concentration of exposures and the limitation of such exposures to a certain percentage of their own funds.

Credit institutions must report to the competent authorities each large exposure to a single client or a group of connected clients. Exposures are considered large if their value is equal to or exceeds 10 per cent. of the Bank's own funds. All assets and off-balance sheet items included in the computation of the solvency ratio of credit institutions are considered as exposures in this respect.

The Large Exposures Act, as subsequently amended, lays down two limits with regard to exposure. Firstly, the value of each large exposure may not exceed 25 per cent. or, in certain cases, 20 per cent., of own funds, and secondly, the total large exposures may not exceed 800 per cent. of own funds. By 1996, credit institutions were required to monitor and control large exposures to clients and groups of connected clients subject to the modifications laid down in Annex VI of the Capital Adequacy Directive. If the limits on large exposures arising on the trade are exceeded, credit institutions must hold additional own funds.

According to Act No. 2156/1992 of GBG which was updated by Act No. 2560/2005, all credit institutions operating in Greece are required quarterly to provide the Greek supervisory authority with certain information concerning their overall liquidity. This obligation applies equally to both domestic credit institutions in Greece and the Greek branches of EU and non-EU banks. The Bank of Greece imposes on credit institutions an obligation to reach specific targets of liquidity ratios. In fulfilling the prudential liquidity requirement, each institution has to submit completed liquidity tables. Depending on the remaining maturity, all asset and liability items are classified in the appropriate maturity band.

All credit institutions operating in Greece are required to provide the Bank of Greece with a semi-annual report on profitability and banking risks according to provisions of Annexes 2 and 3, respectively, of Act No. 1313/1988 of GBG and monthly data relating to open currency positions, according to provisions of Act No. 2291/1994 of GBG.

The Hellenic Deposit Guarantee Scheme ("HDGS")

In January 1993, the Greek Parliament adopted Law 2114/1993 concerning the introduction of a deposit protection scheme. This law was supplemented in July 1995 by the adoption of Law 2324/1995 which took into account the provisions of EU Council Directive 94/19 on deposit guarantee schemes (the "Deposit Guarantee Directive"). Articles 40 to 56 of Law 2324/1995 were subsequently amended, replaced and codified by Law 2832/2000. The HDGS started operating in September 1995. Currently, the HDGS is administered jointly by the Bank of Greece and the Hellenic Banks Association with the participation of the Ministry of Finance and is supervised by the Minister of National Economy.

The scheme is mainly funded by annual contributions of participating credit institutions. The level of the annual contribution of each participating credit institution is determined according to certain percentages applying to the total amount of eligible deposits (a number of exclusions are provided). If accumulated funds are not sufficient to cover the claimants whose deposits become unavailable, credit institutions may be called upon by the deposit guarantee fund to pay an additional contribution whose level may not exceed an amount equivalent to 300 per cent. of the last annual contribution. This additional contribution is set off against the annual contributions of the following years. Greek law adopted the minimum level of coverage provided by the EU directive amounting to €20,000 per depositor per credit institution. Accordingly, credit institutions from member states which belonged to a system offering a higher level of coverage have a competitive advantage over Greek banks.

With the exception of the Postal Savings Bank, the Deposits and Loans Fund and, until the issue of specific legislation, credit cooperatives, all other banks incorporated and licensed to operate as credit institutions in Greece as well as Greek branches of credit institutions established by non-EU Member States which are not covered by equivalent deposit guarantee schemes in their home country are required to participate in the HDGS.

Money Laundering

In August 1995, the Greek Parliament adopted Law 2331/1995 which was updated by Law 3424/2005 on the prevention of the use of the financial system for legitimisation of revenues from illegal activities, which implemented the provisions of EU Council Directive 91/30/EEC and 97/2001 on the money laundering and the fight against terrorism. The main provisions of Greek legislation on money laundering and the fight against terrorism are as follows:

- Money laundering is a criminal offence.

- It identifies the persons subject to provisions of the law (including, *inter alia*, credit institutions, financial institutions, insurance undertakings).
- It imposes on credit institutions (and other persons) an obligation to identify customers, conserve certain documents and to notify authorities of suspicious transactions.
- It disapplies the provisions of private law and banking secrecy in the presence of the offence of money laundering.
- It provides for the establishment of a public authority (with the participation of representatives of several ministries, the Bank of Greece, the ASE and the Hellenic Banks Association) for ensuring the correct implementation of the law.

Pursuant to Law 2331/95 (Article 1, par F), the Bank of Greece is the authority responsible for the implementation by credit institutions of the provisions of this Law, regarding prevention and suppression of money laundering. In Governor's Circular No. 16/2 August 2004, the Bank of Greece codified these provisions with the intent of making their application more efficient.

According to the Annex 4 of Bank of Greece Governor's Act 2577/9.3.2006 (Prevention of the use of the financial system for the purpose of money laundering and terrorist financing), the key definitions and requirements are as follows:

1. Supervised Institutions shall:

(a) require proof of the customer's identity;

(b) examine with special attention any transaction that, by its nature or in the light of data concerning the customer or his capacity, may be associated with money laundering or terrorist financing;

(c) establish internal control and communication procedures in order to prevent transactions associated with the above crimes;

(d) take into account the customer's overall portfolio at group level, pursuant to decisions of the Minister of Economy and Finance issued according to Article 4(10) of Law 2331/1995, as currently in force, in order to verify the compatibility of the transaction with such portfolio;

(e) ensure that these requirements also apply to their branches and subsidiaries abroad, according to the terms and conditions of Article 4(9) of Law 2331/1995, as currently in force, and the provisions on the adequacy of internal control procedures at banking group level under Chapter III of Bank of Greece Governor's Act 2577/2006; and

(f) take any other proper measure, including not carrying out the transaction or terminating the business relationship with the customer, if the identification and verification requirements according to the legislation on the prevention of money laundering and terrorist financing have not been satisfied or his transaction behaviour is not in line with the policy and procedures applied by the bank for addressing the relevant risks.

2. To ensure effective implementation of the above provisions, Supervised Institutions shall observe the general and specific provisions of the said Act (Chapter II, Sections 14.1-14.3) concerning:

- appropriate policies consistent with their business objects;
- procedures for detecting suspicious transactions;
- preventive measures, similar to those applied to other risks, notably classification of transactions and/or customers into risk grades
- staff's awareness of risks, policies and procedures;
- the application of criteria for accepting and monitoring a business relationship with a customer; and
- regular assessment of methodologies and adaptation of training to changing conditions.

Supervised Institutions shall be responsible for specialising policy measures and procedures in order to comply with the requirements emanating from these provisions. With a view to ensuring uniform implementation, Supervised Institutions shall observe the following procedures in order to comply with the relevant requirements.

Equity Participation by Banks

In general, credit institutions cannot acquire (directly or indirectly) a qualifying holding (namely 10 per cent. or more of the share capital or voting rights) in one legal entity where such holding exceeds 15 per cent. of the own funds of the relevant credit institution. In addition, the aggregate qualifying holdings that a credit institution may acquire in legal entities cannot exceed 60 per cent. of its own funds.

The above general rule does not apply to the acquisition of qualifying holdings by credit institutions in banks, financial institutions, insurance companies and data processing companies. On the other hand, the prior approval of the Bank of Greece is required (subject to certain exemptions) where a credit institution:

(a) acquires (directly or indirectly) a qualifying holding in banks, financial institutions, including institutions the business of which is the acquisition of holdings, insurance companies, stock exchanges and derivatives exchanges, real estate companies and companies engaging in the management of assets and liabilities, investment firms (within the meaning of Law 2396/1996 which implemented the Council Directive 93/22/EEC on financial services), including stock brokerage firms, companies administering interbanking systems and data processing companies, the Athens Central Securities Depositary S.A. and the Derivatives Clearing House S.A., PROVIDED the amount of the relevant investment made by the credit institution exceeds GRD 500 million (€1.5 million) per investment or, with respect to credit institutions which are not commercial or investment banks, GRD 100 million (€0.3 million) per investment; and

(b) increases (directly or indirectly, but subject to certain exemptions, its qualifying holding in any of the entities referred to in (a) above, PROVIDED the amount of the relevant investment exceeds the lesser of (i) two per cent. of its own funds at the end of the preceding semester, or (ii) GRD 2 billion (€5.9 million).

Where no prior approval from the Bank of Greece is required in accordance with the above, credit institutions should notify the Bank of Greece of the relevant acquisition within a time period ranging between one and 20 days from the date of such acquisition.

Competition Commission

New and significant participations (concentrations) must, as the case may be, be reported to, or receive prior approval of, a Competition Commission according to Law 703/1977, as amended by Law 2296/1995, Law 2323/1995, Law 2761/1999, Law 2837/2000 and 3373/2005.

Cyprus Taxation

The following is a general description of certain tax aspects of the Notes under Cypriot law as at the date of this Prospectus and does not purport to be a comprehensive description of all tax aspects relating to the Notes. Prospective investors should consult their tax and other professional advisers as to the specific tax consequences of acquiring, holding and disposing of the Notes.

Income Tax

With effect from 1 January 2003, amendments were introduced to the tax system in Cyprus pursuant to which the basis of the taxation is now one of tax on worldwide income on the basis of residency. For the purposes of establishing residency under the provisions of the Income Tax Law, Law 118(I) of 2002 (as amended) (the "Income Tax Law") a person is resident for tax purposes in Cyprus where in the case of a natural person that person is present in Cyprus for at least 183 days in the tax year and in the case of a company its management and control is exercised in Cyprus. The tax year for the purpose of the Income Tax Law coincides with the calendar year.

Under the provisions of the Income Tax Laws, an individual who is tax resident in the Republic of Cyprus and who receives or is credited with interest, is exempt from income tax, but he is subject to 10 per cent. withholding pursuant to the provisions of the Special Contribution for the Defence Fund of the Republic Laws, Law 117(I) of 2002 (as amended).

A resident company which receives or is credited with interest from the ordinary carrying on of its business or receives interest closely connected with the carrying on of its business is subject to corporation tax on the interest received and not subject to the special contribution for the defence fund. A resident company, which receives or is credited with interest and the interest is not considered to be received from the ordinary carrying on of its business or is not closely connected with the carrying on of its business, includes in its taxable income subject to corporation tax only 50 per cent. of the interest received or credited, whilst the remaining 50 per cent. is exempt from corporation tax and in addition it is subject to 10 per cent. withholding pursuant to the provisions of the Special Contribution for the Defence Fund of the Republic Laws.

Persons (natural and legal) who are not resident for tax purposes pursuant to the provisions of the Income Tax Law will not be liable to any charge to income tax or the special contribution for the defence of the Republic.

Cyprus has enacted into Cyprus law EU Directive 2003/48/EC relating to the taxation of savings by virtue of the provisions of the Assessment and Collection of Taxes (Amendment) Law 146(I) of 2004. Pursuant to this law, the Cypriot Council of Ministers issued the Assessment and Collection of Tax (Provision of Information Regarding Interest Payments) Regulations of 2005. These regulations impose Savings Directive standards on Cypriot financial institutions making EU cross-border savings interest payments to individuals resident in other EU Member States, such as automatic reporting to the tax authorities of the other Member State of (a) an individual's identity and permanent address, (b) the name and address of the paying agent and (c) the bank account details.

Stamp Duty

Following the enactment of the Stamp Duty (Amendment) (No.2) Law 222(I) of 2002, section 4 of the Stamp Duty Law 19 of 1963 (as amended) provides that:

"(1) every instrument specified in the First Schedule shall be chargeable with duty of the amount specified in the said Schedule as the proper duty therefor respectively if it relates to any asset situated in the Republic or to matters or things which shall be performed or done in the Republic irrespective of the place where the document is made".

On the basis of certain rulings from the Commissioner of Stamp Duty, the issue of the Notes will not be liable to stamp duty where the Notes are issued to non-residents, the proceeds of the issue are kept outside Cyprus, the Notes are listed on a foreign stock exchange and the repayment obligations are effected from foreign funds. If the Notes are issued to residents of Cyprus, there may be a chargeability to stamp duty under section 4 of the Stamp Duty Law.

The transfers of the Notes effected outside of Cyprus between non-residents of Cyprus do not attract stamp duty in Cyprus, provided that the transferor and the transferee are not tax residents of Cyprus.

Greece Taxation

The following is a general description of certain tax aspects of the Notes under Greek law as at the date of the Prospectus and does not purport to be a comprehensive description of all tax aspects relating to the Notes. Prospective investors should consult their tax and other professional advisers as to the specific tax consequences of acquiring, holding and disposing of the Notes.

The Bank is for the purposes of the Cyprus income tax law resident in Cyprus for tax purposes. Any business carried on by the Bank in Greece is carried on through it's branch network which for the purposes of the Greek income tax laws constitutes a permanent establishment. The income of the Bank's branches in Greece is liable to tax in Greece.

With respect to any Notes issued out of the Bank's operations in Greece:

(i) There is no Greek withholding tax on the payment of interest to the Noteholders (individuals or corporations) who are not resident in Greece.

(ii) Greece will levy a 10 per cent. withholding tax on the payment of interest to the Noteholders (individuals or corporations) who are resident in Greece, which include other Greek resident banks, insurance companies or financial institutions. In the case of an individual or a bank, the 10 per cent. withholding tax is a final tax, whereas in the case of a corporation (other than a bank) the interest received is taxable and a credit is given for the withholding tax.

(iii) In case of payments of interest to EU resident individuals, Greece will provide the information to the respective tax authority of the interest paid in accordance with the EU Savings Directive.

(iv) The issue of the Notes by Bank of Cyprus is not subject to Greek registration fees or other types of taxes in Greece.

With respect to any Notes issued out of the Bank's operations in Cyprus, Greece will levy a 10 per cent. withholding tax on the payment of interest to the Noteholders (individuals or corporations) who are resident in Greece. In the case of individuals, banks or insurance companies, such 10 per cent. withholding tax is final, whereas in the case of corporations (other than banks or insurance companies), the interest received is taxable at the appropriate rates and a credit is given for the withholding tax. Such treatment applies to income received from 1 January 2007 onwards and the tax is withheld by the bank, which acts as a "payment agent" for the income in question.

United States Taxation

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of Registered Notes by a U.S. Holder (as defined below). This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Programme, and the relevant Final Terms will contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Note as appropriate. This summary deals only with purchasers of Registered Notes that are U.S. Holders and that will hold the Registered Notes as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Registered Notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. or more of the voting stock of the Bank, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the Notes as part of straddles, hedging transactions or

conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). Moreover, the summary deals only with Registered Notes that are Senior Notes with a term of 30 years or less. The U.S. federal income tax consequences of owning Subordinated Notes, or Senior Notes with a term of more than 30 years, will be discussed in the applicable Final Terms.

As used herein, the term "U.S. Holder" means a beneficial owner of Registered Notes that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

The summary is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE REGISTERED NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Payments of Interest

General

Interest on a Note, whether payable in U.S. Dollars or a currency, composite currency or basket of currencies other than U.S. dollars (a "foreign currency"), other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "Original Issue Discount – General"), will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Interest paid by the Bank on the Notes and OID, if any, accrued with respect to the Notes (as described below under "Original Issue Discount") generally will constitute income from sources outside the United States. Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to income attributable to the Notes.

Original Issue Discount

General

The following is a summary of the principal U.S. federal income tax consequences of the ownership of Notes issued with original issue discount ("OID"). The following summary does not discuss Notes that are characterised as contingent payment debt instruments for U.S. federal income tax purposes. In the event the Bank issues contingent payment debt instruments the applicable Final Terms will describe the material U.S. federal income tax consequences thereof.

A Note, other than a Note with a term of one year or less (a "Short-Term Note"), will be treated as issued with OID (a "Discount Note") if the excess of the Note's "stated redemption price at maturity" over its issue price is equal to or more than a *de minimis* amount (0.25 per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity). An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an "instalment obligation") will be treated as a Discount Note if the excess of the Note's stated redemption price at maturity over its issue price is greater than 0.25 per cent. of the Note's stated redemption price at maturity multiplied by the weighted average maturity of the Note. A Note's weighted average maturity is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. Generally, the issue price of a Note will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a Note is the total of all payments

provided by the Note that are not payments of "qualified stated interest". A qualified stated interest payment is generally any one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods), or a variable rate (in the circumstances described below under "Variable Interest Rate Notes"), applied to the outstanding principal amount of the Note. Solely for the purposes of determining whether a Note has OID, the Bank will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note.

U.S. Holders of Discount Notes must include OID in income calculated on a constant-yield method before the receipt of cash attributable to the income, and generally will have to include in income increasingly greater amounts of OID over the life of the Discount Notes. The amount of OID includible in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Discount Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Discount Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocable to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Note's adjusted issue price at the beginning of the accrual period and the Discount Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocable to the accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the issue price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

Acquisition Premium

A U.S. Holder that purchases a Discount Note for an amount less than or equal to the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, but in excess of its adjusted issue price (any such excess being "acquisition premium") and that does not make the election described below under "Election to Treat All Interest as Original Issue Discount", is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder's adjusted basis in the Note immediately after its purchase over the Note's adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, over the Note's adjusted issue price.

Market Discount

A Note, other than a Short-Term Note, generally will be treated as purchased at a market discount (a "Market Discount Note") if the Note's stated redemption price at maturity or, in the case of a Discount Note, the Note's "revised issue price", exceeds the amount for which the U.S. Holder purchased the Note by at least 0.25 per cent. of the Note's stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the Note's maturity (or, in the case of a Note that is an instalment obligation, the Note's weighted average maturity). If this excess is not sufficient to cause the Note to be a Market Discount Note, then the excess constitutes "*de minimis* market discount". For this purpose, the "revised issue price" of a Note generally equals its issue price, increased by the amount of any OID that has accrued on the Note and decreased by the amount of any payments previously made on the Note that were not qualified stated interest payments.

Under current law, any gain recognised on the maturity or disposition of a Market Discount Note (including any payment on a Note that is not qualified stated interest) will be treated as ordinary income to the extent that the gain does not exceed the accrued market discount on the Note. Alternatively, a U.S. Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Note. This election shall apply to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the Internal Revenue Service (the "IRS"). A U.S. Holder of a Market Discount Note that does not elect to

include market discount in income currently will generally be required to defer deductions for interest on borrowings incurred to purchase or carry a Market Discount Note that is in excess of the interest and OID on the Note includible in the U.S. Holder's income, to the extent that this excess interest expense does not exceed the portion of the market discount allocable to the days on which the Market Discount Note was held by the U.S. Holder.

Under current law, market discount will accrue on a straight-line basis unless the U.S. Holder elects to accrue the market discount on a constant-yield method. This election applies only to the Note with respect to which it is made and is irrevocable.

Election to Treat All Interest as Original Issue Discount

A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under "Original Issue Discount – General," with certain modifications. For purposes of this election, interest includes stated interest, OID, *de minimis* OID, market discount, *de minimis* market discount and unstated interest, as adjusted by any amortisable bond premium (described below under "Notes Purchased at a Premium") or acquisition premium. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. If the election to apply the constant-yield method to all interest on a Note is made with respect to a Market Discount Note, the electing U.S. Holder will be treated as having made the election discussed above under "Market Discount" to include market discount in income currently over the life of all debt instruments with market discount held or thereafter acquired by the U.S. Holder. U.S. Holders should consult their tax advisers concerning the propriety and consequences of this election.

Variable Interest Rate Notes

Notes that provide for interest at variable rates ("Variable Interest Rate Notes") generally will bear interest at a "qualified floating rate" and thus will be treated as "variable rate debt instruments" under Treasury regulations governing accrual of OID. A Variable Interest Rate Note will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total non-contingent principal payments due under the Variable Interest Rate Note by more than a specified *de minimis* amount, (b) it provides for stated interest, paid or compounded at least annually, at (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate, and (c) it does not provide for any principal payments that are contingent (other than as described in (a) above).

A "qualified floating rate" is any variable rate where variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Interest Rate Note is denominated. A fixed multiple of a qualified floating rate will constitute a qualified floating rate only if the multiple is greater than 0.65 but not more than 1.35. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Interest Rate Note (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Interest Rate Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate unless the cap or floor is fixed throughout the term of the Note.

An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based on objective financial or economic information (e.g., one or more qualified floating rates or the yield of actively traded personal property). A rate will not qualify as an objective rate if it is based on information that is within the control of the Bank (or a related party) or that is unique to the circumstances of the Bank (or a related party), such as dividends, profits or the value of the Bank's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the Bank). Other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Variable Interest Rate Note will not constitute an objective rate if it is reasonably expected that the average value of the rate during the first half of the Variable Interest Rate Note's

term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Interest Rate Note's term. A "qualified inverse floating rate" is any objective rate where the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. If a Variable Interest Rate Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period and if the variable rate on the Variable Interest Rate Note's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

If a Variable Interest Rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument", then any stated interest on the Note which is unconditionally payable in cash or property (other than debt instruments of the Bank) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Interest Rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" will generally not be treated as having been issued with OID unless the Variable Interest Rate Note is issued at a "true" discount (i.e., at a price below the Note's stated principal amount) in excess of a specified *de minimis* amount. OID on a Variable Interest Rate Note arising from "true" discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Note.

In general, any other Variable Interest Rate Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the Variable Interest Rate Note. Such a Variable Interest Rate Note must be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Interest Rate Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Interest Rate Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Interest Rate Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Note. In the case of a Variable Interest Rate Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Interest Rate Note provides for a qualified inverse floating rate). Under these circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Interest Rate Note as of the Variable Interest Rate Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Interest Rate Note is converted into an "equivalent" fixed rate debt instrument in the manner described above.

Once the Variable Interest Rate Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general OID rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Variable Interest Rate Note will account for the OID and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the

"equivalent" fixed rate debt instrument in the event that these amounts differ from the actual amount of interest accrued or paid on the Variable Interest Rate Note during the accrual period.

If a Variable Interest Rate Note, such as a Note the payments on which are determined by reference to an index, does not qualify as a "variable rate debt instrument", then the Variable Interest Rate Note will be treated as a contingent payment debt obligation. The proper U.S. federal income tax treatment of Variable Interest Rate Notes that are treated as contingent payment debt obligations will be more fully described in the applicable Final Terms.

Short-Term Notes

In general, an individual or other cash basis U.S. Holder of a Short-Term Note is not required to accrue OID (as specially defined below for the purposes of this paragraph) for U.S. federal income tax purposes unless it elects to do so (but may be required to include any stated interest in income as the interest is received). Accrual basis U.S. Holders and certain other U.S. Holders are required to accrue OID on Short-Term Notes on a straight-line basis or, if the U.S. Holder so elects, under the constant-yield method (based on daily compounding). In the case of a U.S. Holder not required and not electing to include OID in income currently, any gain realised on the sale or retirement of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an election is made to accrue the OID under the constant-yield method) through the date of sale or retirement. U.S. Holders who are not required and do not elect to accrue OID on Short-Term Notes will be required to defer deductions for interest on borrowings allocable to Short-Term Notes in an amount not exceeding the deferred income until the deferred income is realised.

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note. This election shall apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount or, for a Discount Note, its stated redemption price at maturity, may elect to treat the excess as "amortisable bond premium", in which case the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocable (based on the Note's yield to maturity) to that year. Any election to amortise bond premium shall apply to all bonds (other than bonds the interest on which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS. See also "Original Issue Discount – Election to Treat All Interest as Original Issue Discount".

Purchase, Sale and Retirement of Notes

A U.S. Holder's tax basis in a Note will generally be its cost, increased by the amount of any OID or market discount included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to *de minimis* OID and *de minimis* market discount included in the U.S. Holder's income with respect to the Note, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortisable bond premium applied to reduce interest on the Note.

A U.S. Holder will generally recognise gain or loss on the sale or retirement of a Note equal to the difference between the amount realised on the sale or retirement and the tax basis of the Note. Except to the extent described above under "Original Issue Discount – Market Discount" or "Original Issue Discount – Short Term Notes" or attributable to accrued but unpaid interest or changes in exchange rates (as discussed below), gain or loss recognised on the sale or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period in the Notes exceeds one year. For a non-corporate U.S. Holder, the maximum long-term capital gains rate for taxable years that end on or after 6 May 2003 and begin no later than 31 December 2008 is 15 per cent. Gain or loss realised by a U.S. Holder on the sale or retirement of a Note generally will be U.S. source.

Foreign Currency Notes

Interest

If an interest payment is denominated in, or determined by reference to, a foreign currency, the amount of income recognised by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

An accrual basis U.S. Holder may determine the amount of income recognised with respect to an interest payment denominated in, or determined by reference to, a foreign currency in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, in the case of an accrual period that spans two taxable years of a U.S. Holder, the part of the period within the taxable year).

Under the second method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period, an electing accrual basis U.S. Holder may instead translate the accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the IRS.

Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in, or determined by reference to, a foreign currency, the U.S. Holder may recognise exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

OID

OID for each accrual period on a Discount Note that is denominated in, or determined by reference to, a foreign currency, will be determined in the foreign currency and then translated into U.S. dollars in the same manner as stated interest accrued by an accrual basis U.S. Holder, as described above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Note or a sale of the Note), a U.S. Holder may recognise exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

Market Discount

Market Discount on a Note that is denominated in, or determined by reference to, a foreign currency, will be accrued in the foreign currency. If the U.S. Holder elects to include market discount in income currently, the accrued market discount will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the U.S. Holder's taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder may recognise exchange gain or loss (which will be taxable as ordinary income or loss) determined in the same manner as for accrued interest or OID. A U.S. Holder that does not elect to include market discount in income currently will recognise, upon the disposition or maturity of the Note, the U.S. dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

Bond Premium

Bond premium (including acquisition premium) on a Note that is denominated in, or determined by reference to, a foreign currency, will be computed in units of the foreign currency, and any such bond premium that is taken into account currently will reduce interest income in units of the foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognise exchange gain or loss (taxable as ordinary income or loss) measured by the difference between the spot rate in effect on that date, and on the date the Notes were acquired by the U.S. Holder. A U.S. Holder that does not elect to take bond premium (other than acquisition premium) into account currently will recognise a market loss when the Note matures.

Sale or Retirement

As discussed above under "Purchase, Sale and Retirement of Notes", a U.S. Holder will generally recognise gain or loss on the sale or retirement of a Note equal to the difference between the amount realised on the sale or retirement and its tax basis in the Note. A U.S. Holder's tax basis in a Note that is denominated in a foreign currency will be determined by reference to the U.S. dollar cost of the Note. The U.S. dollar cost of a Note purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.

The amount realised on a sale or retirement for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or retirement or, in the case of Notes traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

A U.S. Holder will recognise exchange rate gain or loss (taxable as ordinary income or loss) on the sale or retirement of a Note equal to the difference, if any, between the U.S. dollar values of the U.S. Holder's purchase price for the Note (or, if less, the principal amount of the Note) (i) on the date of sale or retirement and (ii) the date on which the U.S. Holder acquired the Note. Any such exchange rate gain or loss will be realised only to the extent of total gain or loss realised on the sale or retirement.

Disposition of Foreign Currency

Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time the interest is received or at the time of the sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Notes or upon exchange for U.S. dollars) will be ordinary income or loss.

Backup Withholding and Information Reporting

In general, payments of interest and accrued OID on, and the proceeds of a sale, redemption or other disposition of, the Notes, payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding will apply to these payments and to accruals of OID if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Reportable Transactions

A U.S. taxpayer that participates in a "reportable transaction" will be required to disclose this participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. Holder may be required to treat a foreign currency exchange loss from the Notes as a reportable transaction if the loss exceeds U.S.$50,000 in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders. In the event the acquisition, holding or disposition of Notes constitutes participation in a "reportable transaction" for purposes of these rules, a U.S. Holder will be required to disclose its investment by filing Form 8886 with the IRS. Pursuant to U.S. tax legislation enacted in 2004, a penalty in the amount of U.S.$10,000 in the case of a natural person and U.S.$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Accordingly, if a U.S. Holder realises a loss on any Note (or, possibly, aggregate losses from the Notes) satisfying the monetary thresholds discussed above, the U.S. Holder could be required to file an information return with the IRS, and failure to do so may subject the U.S. Holder to the penalties described above. In addition, the Bank and its advisers may also be required to disclose the transaction to the IRS, and to maintain a list of U.S. Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers

are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Notes.

EU Savings Directive

The EU has adopted a Directive regarding the taxation of savings income. The Directive requires Member States to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. A number of third countries and territories including Switzerland have adopted similar measures to the EU Directive.

Luxembourg

The comments below are intended as a basic summary of certain tax consequences in relation to the purchase, ownership and disposition of the Notes under Luxembourg law. Persons who are in any doubt as to their tax position should consult a professional tax adviser.

Withholding tax

Under Luxembourg tax law currently in effect and with the possible exception of interest paid to individual Noteholders, there is no Luxembourg withholding tax on payments of interest (including accrued but unpaid interest). There is also no Luxembourg withholding tax, with the possible exception of payments made to individual Noteholders, upon repayment of principal in case of reimbursement, redemption, repurchase or exchange of the Notes.

Luxembourg non-resident individuals

Under the Luxembourg laws dated 21 June 2005 implementing the European Council Directive 2003/48/EC on the taxation of savings income (the "Savings Directive") and several agreements concluded between Luxembourg and certain dependent territories of the European Union, a Luxembourg based paying agent (within the meaning of the Savings Directive) is required since 1 July 2005 to withhold tax on interest and other similar income paid by it to (or under certain circumstances, to the benefit of) an individual resident in another Member State, unless the beneficiary of the interest payments elects for an exchange of information. The same regime applies to payments to individuals resident in certain EU dependent territories.

The withholding tax rate is initially 15 per cent., increasing steadily to 20 per cent. and to 35 per cent. The withholding tax system will only apply during a transitional period, the ending of which depends on the conclusion of certain agreements relating to information exchange with certain third countries.

Luxembourg resident individuals

A 10 per cent. withholding tax has been introduced, as from 1 January 2006, on interest payments made by Luxembourg paying agents (defined in the same way as in the Savings Directive) to Luxembourg individual residents. Only interest accrued after 1 July 2005 falls within the scope of the withholding tax. This withholding tax represents the final tax liability for the Luxembourg individual resident taxpayers.

SUBSCRIPTION AND SALE

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in a Dealer Agreement dated 11 September 2003 as amended and restated on 4 June 2007 (the "Dealer Agreement") between the Bank, the Permanent Dealers and the Arranger, the Notes will be offered on a continuous basis by the Bank to the Permanent Dealers. However, the Bank has reserved the right to sell Notes directly on its own behalf to Dealers that are not Permanent Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Bank through the Dealers, acting as agents of the Bank. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Bank will pay each relevant Dealer a commission as agreed between them in respect of Notes subscribed by it. The Bank has agreed to reimburse the Arranger for its expenses incurred in connection with the establishment of the Programme and the Dealers for certain of their activities in connection with the Programme. The commissions in respect of an issue of Notes on a syndicated basis will be stated in the relevant Final Terms.

The Bank has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Bank.

Selling Restrictions

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S.

Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986, as amended, and regulations thereunder.

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that, except as permitted by the Dealer Agreement, it will not offer, sell or, in the case of Notes in bearer form, deliver the Notes of any identifiable Tranche, (i) as part of their distribution at any time or (ii) otherwise until 40 days after completion of the distribution of such Tranche as determined, and certified to the Bank, by the Issuing and Paying Agent or, in the case of Notes issued on a syndicated basis, the Lead Manager, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the distribution compliance period (other than resales pursuant to Rule 144A) a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in the preceding sentence have the meanings given to them by Regulation S.

The Notes are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. The Dealer Agreement provides that the Dealers may directly or through their respective U.S. broker-dealer affiliates arrange for the offer and resale of Notes within the United States only to qualified institutional buyers in reliance on Rule 144A.

In addition, until 40 days after the commencement of the offering, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

This Prospectus has been prepared by the Bank for use in connection with the offer and sale of the Notes outside the United States and for the resale of the Notes in the United States. The Bank and the Dealers reserve the right to reject any offer to purchase the Notes, in whole or in part, for any reason. This Prospectus does not constitute an offer to any person in the United States or to any U.S. person, other than any qualified institutional buyer within the meaning of Rule 144A to whom an offer has been made directly by one of the Dealers or its U.S. broker-dealer affiliate. Distribution

of this Prospectus by any non-U.S. person outside the United States or by any qualified institutional buyer in the United States to any U.S. person or to any other person within the United States, other than any qualified institutional buyer and those persons, if any, retained to advise such non-U.S. person or qualified institutional buyer with respect thereto, is unauthorised and any disclosure without the prior written consent of the Bank of any of its contents to any such U.S. person or other person within the United States, other than any qualified institutional buyer and those persons, if any, retained to advise such non-U.S. person or qualified institutional buyer, is prohibited.

Public Offer Selling Restriction Under the Prospectus Directive

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent, warrant and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Prospectus as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(i) if the final terms in relation to the Notes specify that an offer of those Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), in the period beginning on the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive and ending on the date specified in such prospectus or final terms, as applicable;

(ii) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(iii) at any time to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iv) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer;

(v) at any time if the denomination per Note being offered amounts to at least €50,000; or

(vi) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (ii) to (v) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented and agreed that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Bank; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

Cyprus

Each Dealer has represented and agreed that in relation to the Notes, it will not provide from within Cyprus all or any "Investment Services" and "Non-Core Services" (as such terms are defined in the Investment Firms Law 148(I) of 2002, as amended (the "IFL")) or otherwise provide Investment Services and Non-Core Services from outside Cyprus to residents or persons domiciled in Cyprus or otherwise conclude in Cyprus any transaction relating to such Investment Services and Non-Core Services in contravention of the IFL and the regulations made pursuant thereto or in relation thereto.

Greece

Within the jurisdiction of Greece, the Notes shall be offered or sold only to sophisticated investors and institutional investors. Furthermore, no Greek resident shall be allowed to purchase any Notes unless the consideration for acquiring the Notes exceeds €50,000.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, each Dealer has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

The Netherlands

Each Dealer has represented and agreed that the Notes (including rights representing an interest in a Global Note) may not be offered, sold, transferred or delivered, have not been offered, sold, transferred and delivered and will not be offered, sold, transferred or delivered, directly or indirectly, in the Netherlands other than to persons who trade or invest in securities in the conduct of their profession or business and who qualify as professional market parties ("PMPs") as defined in the Dutch Banking Act Exemption Regulation (*Vrijstellingsregeling Wtk 1992*), being:

(i) professional investors as referred to in section 1a, subsection 3, of the Exemption Regulation pursuant to the Act on the Supervision of the Securities Trade 1995 (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*);

(ii) enterprises or entities with total assets of at least €500,000,000 according to their balance sheet at the end of the financial year preceding the issue date of the Notes;

(iii) enterprises, entities or persons with a net equity (*eigen vermogen*) of at least €10,000,000 at the end of the financial year preceding the date they purchase the Notes and who or which have been active in the financial markets on average twice a month over a period of at least two consecutive years preceding such date;

(iv) subsidiaries of the professional market parties as referred to under paragraph (i) above provided such subsidiaries are subject to supervision on a consolidated basis;

(v) enterprises or entities which have a credit rating from a rating agency which in the opinion of the Dutch Central Bank is an expert or which issue securities with a credit rating from a rating agency which in the opinion of the Dutch Central Bank is an expert.

The above restrictions shall not apply with respect to Notes having a denomination or being traded in packages that will continue to represent a nominal value of at least €100,000 provided that (a) at the time of issue of the Notes the Bank is not reasonably able to identify the holders thereof, and (b) the Notes are either (I) held at the time of issuance through a clearing system that is established in a Member State of the European Union, the United States, Japan, Australia, Canada or Switzerland in which securities can only be held through a licensed bank or securities firm, or (II) are initially issued to PMPs that can be reasonably expected to re-sell the Notes exclusively to PMPs.

Each Dealer has furthermore represented and agreed that Zero Coupon Notes in definitive form and other Notes in definitive form on which interest does not become due and payable during their term but only at maturity (savings certificates or *spaarbewijzen* as defined in the Dutch Savings Certificates Act or *Wet inzake spaarbewijzen*, the "SCA") may only be transferred and accepted, directly or indirectly, within, from or into the Netherlands through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. with due observance of the provisions of the SCA and its implementing regulations (which include registration requirements). No such mediation is required, however, in respect of (i) the initial issue of such Notes to the first holders thereof, (ii) the transfer and acceptance by individuals who do not act in the conduct of a profession or business, and (iii) the issue and trading of such Notes if they are physically issued outside the Netherlands and are not immediately thereafter distributed in the Netherlands.

Each Dealer has furthermore represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that Notes with a maturity of less than 12 months which qualify as money market instruments may not be offered, sold, transferred or delivered, have not been offered, sold, transferred and delivered and will not be offered, sold, transferred or delivered, directly or indirectly, in or from the Netherlands, (i) if they each have a minimum denomination (or minimum aggregate purchase price) of €50,000 or the equivalent thereof in another currency, or (ii) solely to persons who trade or invest in securities in the conduct of their profession or business (which includes banks, securities firms, investment institutions, insurance companies, pension funds, other institutional investors, and finance companies and large enterprises which as an ancillary activity regularly invest in securities), or (iii) in circumstances where another exception to or exemption or dispensation from the prohibition of section 3 subsection 4 of the Dutch Act on the Supervision of the Securities Trade 1995 (*Wet toezicht effectenverkeer 1995*) applies.

The Republic of Italy

The offering of the Notes has not been registered with the Commissione Nazionale per la Societa e la Borsa ("CONSOB") (the Italian Securities and Exchange commission) pursuant to the Italian securities legislation and, accordingly the Notes may not be offered, sold or distributed nor any copies of the Prospectus or any other document relating to the Notes may be distributed in the Republic of Italy ("Italy") in a solicitation to the public at large (*sollecitazione all'investimento*) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of 24 February 1998, unless an exemption applies. Accordingly, the Notes in Italy:

(i) shall only be offered or sold to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph of CONSOB Regulation No 11522 of 1 July 1998 (the "Regulation No 11522"), as amended, and effected in compliance with the terms and procedures provided therein; or

(ii) shall only be offered or sold in circumstances which are exempted from the rules of solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the "Financial Services Act") and Article 33, first paragraph, of CONSOB Regulation No 11971 of 14 May 1999, as amended.

Moreover and subject to the foregoing, the Notes may not be offered, sold or delivered and neither the Prospectus nor any other material relating to the Notes may be distributed or made available in Italy unless such offer, sale or delivery of Notes or distribution or availability of copies of the Prospectus or any other material relating to the Notes in the Italy is:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No 385 of 1 September, 1993 (the "Italian Banking Act"), the Regulation No 11522 and any other applicable laws and regulations; and

(b) in compliance with any other applicable requirement or limitation which may be imposed from time to time by CONSOB or the Bank of Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive or the relevant implementing provisions.

Switzerland

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it has not offered or sold and will not offer or sell any Notes to the public in Switzerland and each Dealer has represented and agreed that Notes denominated in Swiss Francs will be offered and sold in accordance with practices and documentation customary in Switzerland.

General

These selling restrictions may be modified by the agreement of the Bank and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Final Terms issued in respect of the issue of Notes to which it relates or in a supplement to this Prospectus.

No action has been or will be taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of the Prospectus or any other offering material or any Final Terms, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes the Prospectus, any other offering material or any Final Terms and neither the Bank nor any other Dealer shall have responsibility therefor.

Rule 144A Notes

Each Purchaser of Restricted Notes issued by the Bank pursuant to Rule 144A, by accepting delivery of this Prospectus, will be deemed to have represented, agreed and acknowledged that:

(1) It is (a) a qualified institutional buyer within the meaning of Rule 144A, (b) acquiring such Notes for its own account or for the account of a qualified institutional buyer and (c) aware, and each beneficial owner of such Notes has been advised, that the sale of such Notes to it is being made in reliance on Rule 144A.

(2) It understands that such Notes have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a qualified institutional buyer purchasing for its own account or for the account of a qualified institutional buyer, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any state of the United States.

(3) It understands that such Notes, unless otherwise determined by the Bank in accordance with applicable law, will bear a legend to the following effect:

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144A UNDER THE SECURITIES ACT FOR RESALES OF THIS NOTE.

(4) The Bank, the Registrar, the Dealers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If it is acquiring any Notes for the account of one or more qualified institutional buyers, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

(5) It understands that the Notes offered in reliance on Rule 144A will be represented by one or more Restricted Global Certificates. Before any interest in a Restricted Global Certificate may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in an Unrestricted Global Certificate, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Agency Agreement) as to compliance with applicable securities laws.

(6) Distribution of this Prospectus, or disclosure of any of its contents to any person other than such purchaser and those persons, if any, retained to advise such purchaser with respect thereto is unauthorised, and any disclosure of any of its contents, without the prior written consent of the Bank, is prohibited.

Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S Notes

Each purchaser of Registered Notes outside the United States pursuant to Regulation S and each subsequent purchaser of such Notes in resales prior to the expiration of the distribution compliance period (as used in "Subscription and Sale"), by accepting delivery of this Prospectus and the Notes, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time Notes are purchased will be, the beneficial owner of such Notes and (a) it is not a U.S. person and it is located outside the United States (within the meaning of Regulation S) and (b) it is not an affiliate of the Bank or a person acting on behalf of such an affiliate.

(2) It understands that such Notes have not been and will not be registered under the Securities Act and that, prior to the expiration of the distribution compliance period, it will not offer, sell, pledge or otherwise transfer such Notes except in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S, or in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a qualified institutional buyer purchasing for its own account or the account of a qualified institutional buyer, in each case in accordance with any applicable securities laws of any state of the United States.

(3) It understands that such Notes, unless otherwise determined by the Bank in accordance with applicable law, will bear a legend to the following effect:

"THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT."

(4) The Bank, the Registrar, the Dealers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

(5) It understands that the Notes offered in reliance on Regulation S will be represented by one or more Unrestricted Global Certificates. Prior to the expiration of the distribution compliance period, before any interest in an Unrestricted Global Certificate representing Notes issued by the Bank may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in a Restricted Global Certificate, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Agency Agreement) as to compliance with applicable securities laws.

(6) Delivery of the Notes may be made against payment therefor on or about a date which will occur more than three business days after the date of pricing of the Notes which date may be specified in the Final Terms. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes may initially settle on or about a date which will occur more than three business days after the date of pricing of the Notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing or the next succeeding business day should consult their own adviser.

FORM OF FINAL TERMS

Final Terms dated [●]

BANK OF CYPRUS PUBLIC COMPANY LIMITED (the "Bank")

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]

under the **€2,000,000,000 Euro Medium Term Note Programme**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 4 June 2007 [and the supplemental Prospectus dated [●]] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus [as so supplemented]. Full information on the Bank and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. [The Prospectus [and the supplemental Prospectus] [is] [are] available for viewing at, and copies may be obtained from, the office of the Issuing and Paying Agent. and *www.bourse.lu*.]

The following alternative language applies if the first tranche of an issue which is being increased was issued under a [Prospectus] with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Prospectus dated 4 June 2007 [and the supplemental Prospectus dated [●]]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Prospectus dated [current date] [and the supplemental Prospectus dated [●]], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Prospectus dated 4 June 2007 [and the supplemental Prospectus dated [●]] and are attached hereto. Full information on the Bank and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectuses dated 4 June 2007 and [current date] [and the supplemental Prospectuses dated [●] and [●]]. [The Prospectuses [and the supplemental Prospectuses] are available for viewing at, and copies may be obtained from, the office of the Issuing and Paying Agent.and *www.bourse.lu*.]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]

[When completing final terms or adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.]

1.	Issuer:	Bank of Cyprus Public Company Limited
2.	[(i)] Series Number:	[●]
	[(ii) Tranche Number:	[●]
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).]	
3.	Specified Currency or Currencies:	[●]
4.	Aggregate Nominal Amount of Notes admitted to trading:	[●]
	[(i)] Series:	[●]
	[(ii) Tranche:	[●]]

5.	Issue Price:	[●] per cent of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*if applicable*)]
6.	Specified Denominations:	[●] *[Note – where multiple denominations above €50,000 (or equivalent) are being used the following sample wording should be followed:* *[€50,000] and integral multiples of [€1,000] in excess thereof [up to and including [€99,000], No notes in definitive form will be issued with a denomination above [€99,000]]]*
	(ii) Calculation Amount	*[If only one Specified Denomination, insert the Specified Denomination. If more than one Specified Denomination, insert the highest common factor]* *[Note: There must be a common factor in the case of two or more Specified Denominations]*
7.	[(i)] Issue Date:	[●]
	[(ii)] Interest Commencement Date	[●]
8.	Maturity Date:	[*specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]
9.	Interest Basis:	[● % Fixed Rate] [[*specify reference rate*] +/- ● % Floating Rate] [Zero Coupon] [Index Linked Interest] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [Other (*specify*)] [*If the Final Redemption Amount is less than 100% of the nominal value, the Notes will constitute derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation No. 809/2004 will apply and the Bank will prepare and publish a supplement to the Prospectus which shall constitute a supplement to the base prospectus pursuant to Article 13(1) of the Luxembourg Law.*]
11.	Change of Interest or Redemption/ Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/[Dated/Perpetual]/ Subordinated]
14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Rate[(s)] of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear]
(ii)	Interest Payment Date(s):	[●] in each year adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*/not adjusted]
(iii)	Fixed Coupon Amount[(s)]:	[●] per Calculation Amount
(iv)	Broken Amount(s):	[●] per Calculation Amount on the Interest Payment Date falling [in/on] [●] [*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)]*]
(v)	Day Count Fraction:	[30/360/Actual/Actual (ICMA]/ISDA) / other]
(vi)	Determination Dates:	[●] in each year (*insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon. N.B. only relevant where Day Count Fraction is Actual/Actual (ICMA)*)
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
16.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Interest Period(s):	[●]
(ii)	Specified Interest Payment Dates:	[●]
(iii)	Interest Period Date	[●]
(iv)	First Interest Payment Date	[●] (*Not applicable unless different from Interest Payment Date*)
(v)	Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (*give details*)]
(vi)	Business Centre(s):	[●]
(vii)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
(viii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Agent]):	[●]
(ix)	Screen Rate Determination:	
–	Reference Rate:	[●]
–	Interest Determination Date(s):	[●]
–	Relevant Screen Page:	[●]

(x) ISDA Determination:	
– Floating Rate Option:	[●]
– Designated Maturity:	[●]
– Reset Date:	[●]
(xi) Margin(s):	[+/-][ ] per cent per annum
(xii) Minimum Rate of Interest:	[●] per cent per annum
(xiii) Maximum Rate of Interest:	[●] per cent per annum
(xiv) Day Count Fraction:	[●]
(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[●]
17. **Zero Coupon Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Amortisation Yield:	[●] per cent per annum
(ii) Any other formula/basis of determining amount payable:	[●]
18. **Index Linked Interest Note/other variable-linked interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Index/Formula/other variable.	*[give or annex details]*
(ii) Calculation Agent responsible for calculating the interest due:	[●]
(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	[●]
(iv) Interest Determination Date(s):	[●]
(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[●]
(vi) Interest Period(s):	[●]
(vii) Specified Interest Payment Dates:	[●]
(viii) Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ other *(give details)*]
(ix) Business Centre(s):	[●]
(x) Minimum Rate of Interest	[●] per cent per annum
(xi) Maximum Rate of Interest:	[●] per cent per annum
(xii) Day Count Fraction:	[●]

19.	**Dual Currency Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[●]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[●]

PROVISIONS RELATING TO REDEMPTION

20.	**Call Option**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[●]
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[●] per Calculation Amount
	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	[●] per Calculation Amount
	(b) Maximum Redemption Amount:	[●] per Calculation Amount
	(iv) Notice period	[●]
21.	**Put Option**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[●]
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[●] per Calculation Amount
	(iii) Notice period	[●]
22.	**Final Redemption Amount of each Note**	[[●] per Calculation Amount
	In cases where the Final Redemption Amount is Index Linked or other variable-linked:	[*If the Final Redemption Amount is linked to an underlying reference or security, the Notes will constitute derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation No. 809/2004 will apply and the Bank will prepare and publish a supplement to the Prospectus which shall constitute a supplement to the base prospectus pursuant to Article 13(1) of the Luxembourg Law.*]
	(i) Index/Formula/variable:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	[●]

	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[●]
	(iv) Determination Date(s):	[●]
	(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[●]
	(vi) Payment Date:	[●]
	(vii) Minimum Final Redemption Amount:	[●] per Calculation Amount
	(viii) Maximum Final Redemption Amount:	[●] per Calculation Amount
23.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[●] per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	**Bearer Notes:** [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on [ ] days' notice/at any time/in the limited circumstances specified in the Permanent Global Note] [Temporary Global Note exchangeable for Definitive Notes on [] days' notice] [Permanent Global Note exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note] [Registered Notes – *Specify whether the Notes will be represented by Restricted or Unrestricted Global Certificate*]
25.	New Global Note	[Yes][No]
26.	Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this paragraph relates to the date and place of payment, and not interest period end dates, to which sub-paragraphs 16(iv) and 18(ix) relate*]
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details]*
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each	[Not Applicable/*give details*]

	payment is to be made and consequences (if any) of failure to pay, including any right of the Bank to forfeit the Notes and interest due on late payment:	
29.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/*give details*]
30.	Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions [in Condition [●] apply]
31.	Consolidation provisions:	[Not Applicable/The provisions [in Condition [●] apply]
32.	Other final terms:	[Not Applicable/*give details*] *(When adding any other final terms consideration should be given as to whether such terms constitute a "significant new factor" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.)*

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager(s) (if any):	[Not Applicable/*give name*]
34.	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
35.	U.S. Selling Restrictions:	[Reg. S Compliance Category; TEFRA C/TEFRA D/ TEFRA not applicable]
36.	Additional selling restrictions:	[Not Applicable/*give details*]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required for issue and admission to trading on the London/Luxembourg/Dublin/other stock exchange (specify) of the Notes described herein pursuant to the €2,000,000,000 Euro Medium Term Note Programme of Bank of Cyprus Public Company Limited.]

RESPONSIBILITY

The Bank accepts responsibility for the information contained in these Final Terms. Relevant third party information has been extracted from specify source. The Bank confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by [●], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Bank

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i) Listing:	[Luxembourg/other (*specify*)/None]
(ii) Admission to trading:	[Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.] [Application is expected to be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on (●) with effect from (●).] *(where documenting a fungible issue need to indicate that original Notes are already admitted to trading.)*
(iii) Estimate of total expenses related to admission to trading:	[●]

2. RATINGS

Ratings:	The Notes to be issued have been rated: [S & P: [ ]] [Moody's: [ ]] [Fitch: [ ]] [[Other]: [ ]] (*The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

3. [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

"Save as discussed in "Subscription and Sale", so far as the Bank is aware, no person involved in the offer of the Notes has an interest material to the offer."]

[4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i) Reasons for the offer	[ ] (*See "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.*)]
[(ii)] Estimated net proceeds:	[●] (If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)
[(iii)] Estimated total expenses:	[●] *[Include breakdown of expenses.]* *(*[If the Notes are derivative securities for which Annex XII of the Prospectus Directive applies it is] *Only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.)*]

5. [*Fixed Rate Notes only* – **YIELD**

Indication of yield:	[●] The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.]

6. [*Index Linked or other variable-linked Notes only* – **PERFORMANCE OF INDEX/FORMULA/ OTHER VARIABLE AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Need to include details of where past and future performance and volatility of the index/formula/ other variable can be obtained. Where the underlying is an index need to include the name of the index and a description if composed by the Bank and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]

7. [*Dual Currency Notes only* – **PERFORMANCE OF RATE[S] OF EXCHANGE**

Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained.]

8. OPERATIONAL INFORMATION

ISIN Code:	[ ]
Common Code:	[ ]
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s) [and address(es)]]*
Delivery:	Delivery [against/free of] payment
Names and addresses of initial Paying Agent(s):	[ ]
Names and addresses of additional Paying Agent(s) (if any):	[ ]
Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes][No] [Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.][include this text if "yes" selected in which case the Notes must be issued in NGN form]

9 GENERAL

Applicable TEFRA exemption:	[C Rules/D Rules/ Not Applicable]

GENERAL INFORMATION

(1) Application has been made to the CSSF to approve this document as a base prospectus. Application has also been made to the Luxembourg Stock Exchange for Notes issued under the Programme to be admitted to the official list and traded on the Luxembourg Stock Exchange Regulated Market.

(2) The Bank has obtained all necessary consents, approvals and authorisations in Cyprus in connection with the establishment of the Programme. The establishment of the Programme was authorised by resolution of the Board of Directors of the Bank passed on 4 September 2003. The resolution of the Board of Directors passed on 4 September 2003, authorising the establishment and subsequent updates of the Programme, was amended by resolutions of the Board of Directors passed on 24 May 2005 and on 9 March 2006. The increase in the size of the Programme from €1,500,000,000 to €2,000,000,000 was authorised by a resolution of the Board of Directors of the Bank passed on 12 April 2007.

(3) Except as disclosed in this Prospectus, there has been no significant change in the financial or trading position of the Bank or of the Group since 31 December 2006 and no material adverse change in the financial position or prospects of the Bank or of the Group since 31 December 2006.

(4) Except as disclosed in this Prospectus (see page 87), neither the Bank nor any of its respective subsidiaries is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Bank is aware) during the 12 months preceding the date of this Prospectus which may have or have had in the recent past significant effects, in the context of the issue of the Notes, on the financial position or profitability of the Group.

(5) Where information in this Prospectus has been sourced from third parties this information has been accurately reproduced and as far as the Bank is aware and is able to ascertain from the information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. The source of third party information is identified where used.

(6) Each Note having a maturity of more than one year, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

(7) Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. In addition, the Bank may make an application with respect to any Restricted Notes of a Registered Series to be accepted for trading in book-entry form by DTC. Acceptance by DTC of Registered Notes of each Tranche of a Registered Series issued by the Bank will be confirmed in the applicable Final Terms. The Common Code, the International Securities Identification Number (ISIN), the Committee on the Uniform Security Identification Procedure (CUSIP) number and (where applicable) the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Final Terms.

The address of Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium, the address of Clearstream, Luxembourg is 42 Avenue JF Kennedy L-1855 Luxembourg and the address of DTC is 55 Water Street, New York, New York 10041. The address of any alternative clearing system will be specified in the applicable Final Terms.

(8) The issue price and the amount of the relevant Notes will be determined, before filing of the relevant Final Terms of each Tranche, based on the prevailing market conditions. The Bank does not intend to provide any post-issuance information in relation to any issues of Notes.

(9) For so long as Notes may be issued pursuant to this Prospectus, the following documents (or copies thereof) will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection at the specified offices of each of the Paying Agents:

(i) the Trust Deed (which includes the form of the Global Notes, the definitive Bearer Notes, the Certificates, the Coupons, the Receipts and the Talons)

(ii) Dealer Agreement and the Agency Agreement

(iii) the Memorandum and Articles of Association of the Bank

(iv) the published annual report and audited consolidated financial statements of the Bank for the two financial years most recently ended and the consolidated interim financial statements of the Bank for the two years ended 31 December 2006

(v) each Final Terms (save that Final Terms relating to a Note which is neither admitted to trading on a regulated market within the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Bank and the Issuing and Paying Agent as to its holding of Notes and identity)

(vi) a copy of this Prospectus together with any Supplement to this Prospectus or further Prospectus and

(vii) all reports, letters and other documents, balance sheets, historical financial information, valuations and statements by any expert any part of which is extracted or referred to in this Prospectus.

The Prospectus, the Final Terms for Notes that are listed on the official list and admitted to trading on the Luxembourg Stock Exchange Regulated Market will be published on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

(10) The Bank is a corporation organised under the laws of Cyprus. None of the directors and executive officers of the Bank are residents of the United States, and all or a substantial portion of the assets of the Bank and such persons are located outside the United States.

(11) Ernst & Young Cyprus, members of the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Cyprus, have audited, and rendered unqualified audit reports on, the accounts of the Group for the three years ended 2006.

REGISTERED OFFICE OF THE BANK

Bank of Cyprus Public Company Ltd
51 Stassinos Street
Ayia Paraskevi
Strovolos
2002 Nicosia
Cyprus

DEALERS

Banc of America Securities Limited
5 Canada Square
London E14 5AQ
United Kingdom

Bank of Cyprus Public Company Ltd
51 Stassinos Street
Ayia Paraskevi
Strovolos
2002 Nicosia
Cyprus

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

Bayerische Hypo- und Vereinsbank AG
Arabellastrasse 12
D-81925 Munich
Federal Republic of Germany

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Natixis
45 rue Saint-Dominique
75007 Paris
France

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

TRUSTEE

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

ISSUING AND PAYING AGENT AND CALCULATION AGENT

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

PAYING AGENT, TRANSFER AGENT AND REGISTRAR

Deutsche Bank Luxembourg S.A.
2 boulevard Konrad Adenauer
L-1115 Luxembourg

EXCHANGE AGENT, REGISTRAR, TRANSFER AGENT AND PAYING AGENT

Deutsche Bank Trust Company Americas
60 Wall Street
Corporate Trust and Agency Services
New York, NY 10005
United States of America

ARRANGER

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

LUXEMBOURG LISTING AGENT

Deutsche Bank Luxembourg S.A.
2 boulevard Konrad Adenauer
L-1115 Luxembourg

AUDITORS

Ernst & Young
Nicosia Tower Centre
36 Byron Avenue
1511 Nicosia
Cyprus

LEGAL ADVISERS

To the Bank

As to Cyprus law

Chryssafinis & Polyviou
8 Michael Karaolis Street
Anemomylos Office Building
4th Floor
Nicosia
Cyprus

To the Dealers and the Trustee

As to Cyprus law
Chrysses Demetriades & Co.
Fortuna Court
284 Makarios III Avenue
Limassol
Cyprus

As to English law
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

END